As filed with the Securities and Exchange Commission on January 19, 2021.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The AZEK Company Inc.

(Exact name of registrant as specified in its charter)

Delaware	3089	90-1017663
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1330 W Fulton Street #350

Chicago, IL 60607

877-275-2935

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jesse Singh

Chief Executive Officer

1330 W Fulton Street #350

Chicago, IL 60607

877-275-2935

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
John L. Savva, Esq. Rita-Anne O’Neill, Esq. Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, CA 94303 650-461-5600	Paul Kardish, Esq. Senior Vice President and Chief Legal Officer The AZEK Company Inc. 1330 W Fulton Street #350 Chicago, IL 60607 877-275-2935	Rachel Sheridan, Esq. Samuel D. Rettew, Esq. Latham & Watkins LLP 555 Eleventh Street, NW Suite 1000 Washington, D.C. 20004 202-637-2200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act of 1933. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Number of shares to be registered(1)	Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.001 per share	20,125,000	$39.68	$798,560,000	$87,123

(1)	Includes 2,625,000 additional shares that the underwriters have the option to purchase.
(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the Registrant’s Class A Common Stock as reported on the New York Stock Exchange on January 11, 2020.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated January 19, 2021

PROSPECTUS

17,500,000 Shares

Class A Common Stock

The selling stockholders identified in this prospectus are offering 17,500,000 shares of our Class A common stock. We are not selling any shares of our Class A common stock under this prospectus, and we will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “AZEK”. The last reported sale price of our Class A common stock on January 15, 2021 was $41.23 per share.

Prior to giving effect to this offering, an entity affiliated with Ares Management Corporation, or Ares, held 39,221,090 shares of our Class A common stock, and Ontario Teachers’ Pension Plan Board, or OTPP, held 39,220,990 shares of our Class A common stock. Prior to giving effect to this offering, OTPP held and, after giving effect to this offering, OTPP will continue to hold all of our outstanding Class B common stock. Prior to giving effect to this offering, Ares and OTPP each held approximately 25.3% of our aggregate common stock, and we were a “controlled company” as defined in the corporate governance rules of the New York Stock Exchange. After giving effect to this offering, Ares and OTPP will hold approximately 19.7% and 19.7%, respectively, of our aggregate common stock. Accordingly, we expect to cease to be a “controlled company” and will cease to be exempt from certain corporate governance requirements of the governance rules of the New York Stock Exchange. We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 27.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the selling stockholders(1)	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

The selling stockholders have granted the underwriters a 30-day option to purchase up to 2,625,000 additional shares at the public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                 , 2021.

Joint Book-Running Managers

Barclays	BofA Securities	Goldman Sachs & Co. LLC	Jefferies

Prospectus dated                 , 2021

Prospectus

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of Class A common stock only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Class A common stock.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

For investors outside the United States: we, the selling stockholders and the underwriters have not done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of Class A common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Our fiscal year ends on September 30. Any references to fiscal years in this prospectus are to the 12 months ended September 30 of that year and any references to fiscal quarters in this prospectus are to the applicable quarter or quarters within a fiscal year. Certain percentages and other figures provided and used in this prospectus may not add up to 100.0% due to the rounding of individual components. Unless the context otherwise requires, all references in this prospectus to “The AZEK Company,” “AZEK,” “CPG Newco LLC,” the “company,” “we,” “us,” “our” or similar terms refer to CPG Newco LLC and its consolidated subsidiaries, and after the Corporate Conversion, The AZEK Company Inc. and its consolidated subsidiaries.

COMPANY OVERVIEW

We are an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable products focused on the highly attractive, large and fast-growing Outdoor Living market. Homeowners are continuing to invest in their outdoor spaces and are increasingly recognizing the significant advantages of long-lasting products, which are converting demand away from traditional materials, particularly wood. Our products transform those outdoor spaces by combining highly appealing aesthetics with significantly lower maintenance costs compared to traditional materials. Our innovative portfolio of Outdoor Living products, including decking, railing, exterior trim, which we refer to as trim in this prospectus, and accessories, inspires consumers to design outdoor spaces tailored to their unique lifestyle needs. We are well known in the industry, and, according to data provided by Principia, we generally hold one of the top two market share positions by revenue in our product categories. In addition to our leading suite of Outdoor Living products, we sell a broad range of highly engineered products that are sold in commercial markets, including partitions, lockers and storage solutions. We are a leader in our product categories because of our significant scale, vertically-integrated manufacturing capabilities, extensive material science expertise and execution-focused management team.

One of our core values is to “always do the right thing”. We make decisions according to what is right, not what is the cheapest, fastest or easiest, and we strive to always operate with integrity, transparency and with the customer in mind. By extension, environmental, social and governance, or ESG, stewardship is part of our corporate DNA. Our inclusive culture is driven by a shared passion for our corporate values and commitment to build a more sustainable future. We are focused on sustainability across our operations. We are committed to further accelerating the use of recycled materials across our portfolio of products, diverting millions of pounds of waste from entering landfills each year and enabling us to meet the growing demand for environmentally-friendly products that advance a circular economy.

Our businesses leverage a shared material technology and U.S.-based manufacturing platform to create products that convert demand from traditional materials to those that are long lasting and low maintenance, fulfilling our brand commitment to deliver products that are “Beautifully Engineered to Last”. Our Residential segment product portfolio is highly complementary and allows us to provide a wide-ranging solutions set to Outdoor Living projects. Our primary consumer brands in our Residential segment, TimberTech and AZEK, are recognized by contractors and consumers for their premium aesthetics, uncompromising quality and performance and for their diversity of style and design options. In our Commercial segment, we manufacture engineered sheet products and high-quality bathroom partitions and lockers.

Over our more than 30-year history, we have developed a reputation as a leading innovator in our markets by leveraging our differentiated manufacturing capabilities, material science and research and development, or R&D, expertise to capitalize on favorable secular growth trends that are accelerating material conversion from traditional materials such as wood, to sustainable, low-maintenance engineered materials, and to expand our markets. We believe our core competency of consistently launching new products into the market, combined with our recent investments in sales, marketing, R&D and manufacturing, will continue to solidify our incumbent position as a market leader and enable us to generate long-term demand for our products through economic cycles. Throughout our history, we have introduced numerous disruptive products and demonstrated our ability to drive material conversion and extend our portfolio, addressing consumer needs across a wide range of price segments.

We have achieved a leading brand reputation through our unwavering commitment to our customers and developing innovative new products that combine the latest style and design trends with our differentiated material science expertise and proprietary production technologies. For example, we have launched products that take premium flooring trends, such as wire-brushed and hand-scraped finishes and multiple widths, into the decking market. Our competitive advantages enable us to create award-winning products and back them with some of the industry’s longest warranties, such as the 50-year fade & stain warranty that we offer on our TimberTech AZEK decking product line. Most of our product categories are in the early growth stage of their life cycles, and we anticipate that they will continue to benefit from substantial material conversion over the long term.

We have created an operating platform that is centered around sustainability, one of our core strategic pillars, which extends across our value chain from product design to raw material sourcing and manufacturing, and we increasingly utilize plastic waste, recycled wood and scrap in our products. We have also made significant recent investments in our recycling capabilities, including our recent acquisition of Return Polymers, which further enhance the sustainability of our manufacturing operations and reduce our costs. In fiscal year 2019, we opened a new polyethylene recycling facility that utilizes advanced technologies to transform a broad range of plastic waste into raw material used in our products. Today, our TimberTech PRO and EDGE decking lines offer high-quality products made from approximately 80% recycled material. Through our recycling programs, approximately 400 million pounds of waste and scrap were diverted from landfills in fiscal year 2020. Furthermore, approximately 99% of scrap generated at our Wilmington, Ohio and Scranton, Pennsylvania manufacturing facilities is re-used, and the majority of our TimberTech, AZEK Exteriors and Versatex products are recyclable at the end of their useful lives. In 2020, we launched an innovative program designed to provide dealers, contractors and mill shops a solution for recycling scrap PVC from construction sites and remodeling projects. Known as the FULL-CIRCLE PVC Recycling Program, we provide our partners with local on-site PVC collection bins. The collected PVC is cleaned, re-processed and recycled for reuse in our manufacturing processes across multiple product lines. In addition to the sustainability advantages and cost benefits of our vertically integrated in-house manufacturing operations, our supplier base is located primarily in the United States, making us less susceptible to trade disruptions or supply chain dislocations resulting from extended crises such as the COVID-19 pandemic.

Within our Residential segment, we sell our products through a national network of more than 4,200 dealers, more than 35 distributors and multiple home improvement retailers providing extensive geographic coverage, enabling us to effectively serve contractors across the United States and Canada. Our geographic breadth, combined with our extensive market knowledge and broad product portfolio, positions us to continue to accelerate our growth within the industry. Our customer-focused sales organization generates pull-through demand for our products by driving increased downstream engagement directly with consumers and key influencers such as architects, builders and contractors, and by focusing on strengthening our position with dealers and growing our presence in retail. We have been investing in our consumer brands, marketing campaigns and digital tools in order to strengthen our relationships with consumers and key influencers, many of whom serve as advocates of our brands. Within our Commercial segment, we sell our products through a broad distribution network as well as directly to original equipment manufacturers, or OEMs.

Through our Residential and Commercial segments, we deliver market-focused product solutions that drive material conversion. We have experienced strong growth over our history, and over the last several years we have made significant investments in our business to further accelerate our growth and increase our profitability.

(1)

For a discussion of Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin, see the Segments Note in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results of Operations.”

(2)

10-Year Net Sales compound annual growth rate, or CAGR, refers to the CAGR for the ten years ended September 30, 2020, on a trailing twelve-month basis. Our growth over this period reflects the contribution to net sales of acquisitions, including the acquisitions of VAST Enterprises and TimberTech in fiscal year 2012 and Ultralox and Versatex in fiscal year 2018.

In fiscal year 2020, our net sales, net loss and Adjusted EBITDA were $899.3 million, $122.2 million and $213.5 million, respectively. We intend to continue developing new products, building the leading consumer brand in Outdoor Living and leveraging our downstream-focused sales force, and we believe the demand for our products will benefit from continued material conversion and the resilience of the Outdoor Living market. Adjusted EBITDA is a non-GAAP financial measure used by management as a measure of our core operating results and the effectiveness of our business strategy. For more information on Adjusted EBITDA and for a reconciliation to net income, its most comparable financial measure calculated in accordance with GAAP, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

INDUSTRY OVERVIEW

Our products are widely used across several large, attractive markets, including residential and commercial end markets. We primarily serve the Outdoor Living market, which we define as the market for decking, railing, trim, wood and wood-look siding, porches, pavers, outdoor furniture, outdoor cabinetry and outdoor lighting designed to enhance the utility and improve the aesthetics of outdoor living spaces. We serve this market with our highly-engineered decking, railing and exteriors products, which have benefited from increased investment as homeowners choose to spend more leisure time outdoors. As more members of the Millennial generation purchase first homes in the United States, we expect the demand for outdoor living spaces will rise, and the appeal of low- to no-maintenance building and home products to gain further momentum. We believe that consumers are increasingly environmentally-conscious in their purchasing behaviors, and that our sustainable manufacturing practices and the high recycled content of our products address evolving consumer preferences.

Based on data provided by Principia Consulting, LLC, a third-party industry research and consulting firm, or Principia, the total U.S. market sales of residential decking, railing and trim products were $7.6 billion in 2019 and grew at a 6% CAGR from 2017 to 2019 on a linear foot basis and are expected to grow at a 5% CAGR from

2019 to 2023 on a linear foot basis. With respect to the individual components of the Outdoor Living market, the decking, railing and trim markets were approximately $3.3 billion, $2.2 billion and $2.1 billion, respectively, in 2019. In terms of volume, the decking, railing and trim markets were approximately 3.3 billion, 160.0 million and 2.0 billion linear feet, respectively, in 2019.

Composite decking (which includes wood composite and cellular PVC decking), railing and trim products have continued to increase in market share relative to other materials due to their superior and low-maintenance product qualities. Based on data provided by Principia, between 2017 and 2019, composite decking, composite and aluminum railing and PVC trim products collectively grew at a CAGR of 13% as compared to decking, railing and trim manufactured from wood, which grew at a CAGR of 5%, in each case measured in terms of linear feet. The total U.S. market sales of composite decking, composite and aluminum railing and PVC trim products are expected to grow at a 10% CAGR from 2019 to 2023, compared to decking, railing and trim manufactured from wood which are expected to grow at a 4% CAGR and to decking, railing and trim manufactured from other materials, such as engineered wood, vinyl and other metals, which are expected to grow at a 5% CAGR, in each case measured in terms of linear feet. In addition, based on data provided by The Freedonia Group, Inc., an international market research company, or Freedonia, the total U.S. market sales of wood and wood-look siding, pavers, outdoor furniture and outdoor lighting were $10.9 billion in 2018, and, when combined with the total U.S. market sales of decking, railing and trim according to Principia in 2019, represent an approximately $18.5 billion market. We believe the market for composite products will continue to increase relative to the market for traditional wood products as it benefits from material conversion.

Source: Principia DemandBuilder forecast of linear feet growth.

(1)	Represents total market (all materials). Principia market definition for trim excludes specialty exteriors products, such as tongue and groove profiles, sheets, sills, thresholds and column wraps.
(2)	Decking category includes composite and PVC decking, rail category includes composite and aluminum rail and trim category includes PVC trim.

Based on data provided by Principia, there were approximately 56 million decks in the United States as of 2019, of which approximately 5.4 million were built in 2019, up from approximately 4.1 million in 2014, representing a CAGR of 5.8%. Decking, our single largest product category, represents a significant opportunity for homeowners to extend the total livable space of their home and to design a unique space for relaxation and entertainment. Through our portfolio of Outdoor Living products, we provide a broad range of material and design options to homeowners as they tailor their outdoor living space to their unique lifestyle. In addition, we believe that we have significant opportunities to leverage our material science expertise, brand awareness and channel relationships to expand into additional segments of the Outdoor Living market. We believe that the current COVID-19 crisis, which has caused people to spend an extended amount of time at home, could be an additional catalyst that may cause an increasing number of homeowners to further recognize the benefits that our portfolio of Outdoor Living products can offer.

We believe our products offer a compelling value proposition due to their enhanced durability, quality, attractive aesthetics and lower life-cycle costs relative to traditional materials such as wood. For example, we estimate the total lifecycle cost of our new TimberTech EDGE Prime decking, including materials, labor and annual maintenance, is approximately 38% less expensive over its 25-year warranty period than the cost of a comparable pressure treated lumber deck. Further, given that the cost of our TimberTech EDGE Prime decking products typically constitutes approximately 16% of the total deck project installation cost, consumers have the opportunity to cost-effectively upgrade to our long-lasting, low-maintenance materials by replacing traditional deck boards with our product while utilizing an existing substructure that has been appropriately maintained.

(1)

These assumptions and estimates are based on AZEK market knowledge and feedback from decking-focused contractors with experience installing TimberTech and wood decking products. Actual costs for any particular installation can vary significantly. Assumes pressure treated lumber deck board pricing of $1.18 per linear foot based on December 2020 average prices.

(2)

Total Deck Project Installation Costs represent the total aggregate costs of an initial deck installation for a 16’ x 20’ elevated deck and exclude costs associated with the installation of rail or stairs.

(3)

Total Deck Life-Cycle Costs represent both the aggregate costs of an initial deck installation and the estimated maintenance costs over a 25-year period for a 16’ x 20’ elevated deck excluding potential replacement costs.

(4)

Other costs include substructure installation costs, initial staining and sealing of wood decking materials and the cost of top down fasteners for TimberTech EDGE Prime and pressure treated lumber and hidden fasteners for ipe and TimberTech AZEK Vintage.

(5)

Estimated maintenance costs include an assumed annual cleaning of TimberTech products and an assumed maintenance requirement of annual pressure washing and sanding, staining and sealing a pressure treated lumber deck every three years and an ipe deck every two years to maintain aesthetics.

Based on data provided by Principia, wood represented approximately 64% of the total U.S. decking, railing and trim markets based on 2019 linear feet sold. With respect to the individual components of these markets, based on this data, composite decking represented approximately 20% of the decking market, composite and aluminum railing represented approximately 16% of the railing market and PVC trim products represented approximately 11% of the trim market, each in terms of linear feet.

(1)

Based on data provided by Principia for 2019. Other includes (A) hollow vinyl, plastic lumber and metal for decking, (B) iron, stainless steel, hollow vinyl and other plastic for railing and (C) engineered wood, which represented approximately 17% of the total trim market, fiber cement, vinyl, other polymer composite and other for trim.

(2)	Wood for the decking market includes premium hardwoods, cedar and redwood, which accounted for approximately 13% of the total decking market in 2019 according to data provided by Principia.

We believe there is a significant opportunity for further market penetration by composite products as consumer awareness towards sustainable materials increases and advances in material science and manufacturing improve the range of colors and textures available. We offer products that reduce the relative premium between composite and other materials to increase the affordability and further improve the lifetime value advantages of composite products. In addition, we believe our products are well positioned to benefit from growth across economic cycles given their low market penetration and improving cost and value proposition. We believe that we have been, and will continue to be, a driving force behind the growth of low-maintenance products in our markets.

Our decking, trim, railing and accessory products are primarily sold through both one-step and two-step distribution channels, and we are increasing our direct engagement with consumers. Within our Residential segment, we sell our products to distributors, professional dealers and home improvement retailers, who in turn sell our products to builders, contractors and homeowners. Based on data provided by Principia, the relative industry volumes of composite decking, composite and aluminum railing and PVC trim products sold by distribution channel and by end user channel for 2019 were as follows:

(1)	Rail includes composite and aluminum rail.

We are a leader within the professional dealer channel due to our depth across product categories, brand reputation and the superior quality of our products. We estimate that our U.S. decking sales represented approximately 35% of total composite decking sales in 2019 and that our U.S. trim sales represented approximately 43% of total PVC trim sales in 2019, in each case within the professional dealer channel. Based on data provided by Principia, in 2019, the retail channel represented approximately 36% of the total $3.3 billion decking market, and, within that channel, composite decking sales represented approximately $0.5 billion. We estimate approximately half of all composite decking sales through that retail channel were special order products. Although approximately 10% of our Residential segment sales were directly through home improvement retailers, we have seen substantial year-over-year growth in special order sales through such retailers, resulting in a CAGR of such gross sales of over 20% between fiscal 2015 and fiscal 2020. We believe we have an opportunity for significant expansion within retail and that this channel represents a key area of potential growth for us in the future. Our Commercial segment sells its products to OEMs and through distribution channels that reach a number of end markets including education, industrial, commercial and marine.

THE AZEK DIFFERENCE

An Industry Leader in the Outdoor Living Market

We are a leader in a number of large and growing segments of the Outdoor Living market and are benefiting from the early stages of material conversion and secular growth trends. Our significant scale, vertically-integrated manufacturing capabilities and extensive material science expertise enable our leadership position. We have leveraged these capabilities to establish a track record of innovation across a broad range of products with superior quality, aesthetics and performance that has been recognized by respected industry sources. In Hanley Wood’s 2020 BUILDER brand use study of U.S. builders, developers and contractors, TimberTech decking ranked #2 for quality within the decking category, and AZEK trim ranked #1 for quality within the decorative mouldings, trim and columns category. Additionally, our engineered bathroom partitions are a leading product specified by architects, and our Aria partitions won a Product Innovation Award from Architectural Products Magazine in 2018. Finally, in 2020, the Vinyl Sustainability Council awarded us the 2020 Vinyl Recycling Award in recognition of our sustainability and recycling innovations in our TimberTech AZEK decking line. These strengths, combined with our downstream focus and expanding marketing and digital strategy, have generated strong brand awareness and preference among contractors and consumers.

Serving Large, High-Growth and Resilient Markets That Are Benefitting from Material Conversion

We believe that the Outdoor Living market is benefiting from material conversion from traditional wood materials to low-maintenance, engineered materials. Based on data provided by Principia, wood represented approximately 64% of the total U.S. decking, railing and trim markets as measured by linear feet sold in 2019. Within the decking market specifically, composites represented approximately 20.4% of the total decking market in 2019, a shift from approximately 18.8% in 2018, representing an acceleration in the annual rate of material conversion from approximately 1% in previous years to 2% in 2019. Premium hardwoods, cedar and redwood comprise approximately 13% of the total decking market. We believe these markets present substantial growth opportunities in the coming years and that our leading scale, vertically-integrated manufacturing capabilities and extensive material science expertise position us to capitalize on these highly attractive markets as material conversion continues.

In addition, we believe that the residential repair and remodel market, which is the primary market served by our core products, is significantly more resilient through economic cycles than the home building industry. For example, from 2007 to 2009, single family housing starts declined approximately 57% according to the U.S. Census Bureau, while the home improvement products market declined approximately 14% according to the Home Improvement Research Institute. Moreover, our business demonstrated resilience through this period as net sales declined approximately 15% and cash flows from operations remained positive and increased through this period as a result of product mix, lower raw material costs and working capital management. In addition, even during periods of industry decline, we believe many home improvement projects are deferred rather than permanently cancelled, making it possible for industry activity to rebound quickly. We have increased our focus on serving the residential repair and remodel market over time, and we estimate that, within our Residential segment, approximately 80% of our net sales are attributable to repair and remodel activity. Based on data provided by Principia, in 2019, approximately 95% of total decking, 83% of railing and 46% of trim sales were attributable to the residential repair and remodel market. Our markets are also experiencing multiple favorable long-term secular growth trends. For example, within our Residential segment, consumers increasingly spend their leisure time outdoors and demand products that expand the usable living space of their home and enhance their outdoor lifestyle. In addition, according to the 2020 Home Design Trends Survey by the American Institute of Architects, outdoor living spaces have ranked as the most popular space amongst residential architects in the Home and Property Design report over the past six years. As a result, we believe our business will continue to benefit from strong material conversion, continued repair and remodel activity and favorable secular trends.

Premium Brands Known for Service, Quality, Aesthetics and a Broad Range of Styles and Designs

We achieved our premium brand reputation through our unwavering commitment to developing innovative new products that combine the latest style and design trends with our differentiated material science expertise and proprietary production technologies. For example, we have launched products that take premium flooring trends, such as wire-brushed and hand-scraped finishes and multiple widths, into the decking market.

In addition, we have deployed significant direct sales and service resources that have helped us develop strong brand awareness and loyalty among dealers, home improvement retailers and contractors. Over the last several years, we have made substantial investments to further enhance and strengthen our brands, including launching a variety of innovative new products with superior aesthetics, initiating cutting edge marketing campaigns, expanding our digital footprint and capabilities and unveiling a new set of tools focused on enhancing the consumer experience. We are well known in the industry, and we are generally one of the top two recognized brands in our product categories.

Committed to Sustainably Produced, Long-Lasting, Beautiful Products

Our steadfast focus on sustainability permeates our operations. Through our commitment to increasingly utilize recycled materials in the manufacturing of our products, we are able to reduce deforestation and advance a circular economy aimed at diverting waste from entering landfills and the continual use of resources. Approximately 90% of our gross sales are attributable to products that are manufactured through an extrusion process, and approximately 54% of all of our extruded materials were manufactured from recycled materials in fiscal year 2020, an increase from approximately 44% in fiscal year 2019. We believe there is an opportunity to increase this percentage in the future. Additionally, our operations are designed with sustainability in mind, with our facilities in Wilmington, OH and Scranton, PA employing closed-loop water filtration systems that recycle approximately 97% of water used annually and our polyethylene recycling facility utilizing energy-efficient systems for power, water, heating, cooling and lighting. Further, our products are designed to retain their aesthetic and structural qualities throughout their lifetimes, and the majority of our products are recyclable at the end of their useful lives. The increasing use of recycled content in our products also leads to improvements in our operating margins, as the flexibility of material input sourcing lowers input costs and reduces reliance on virgin raw materials.

Highly Versatile, U.S.-based Manufacturing Platform with Differentiated Capabilities

We are a vertically-integrated manufacturer, delivering superior quality products with a competitive cost position. Our versatile, process-oriented manufacturing operations are built on a foundation of extensive material development and processing capabilities. Our proprietary production technologies, material blending proficiency and range of extrusion methods enable innovation and facilitate expansion into new markets. We have deep experience working with multiple technologies that enable us to provide some of the industry’s most attractive visuals through advanced streaking and multi-color technologies. Our manufacturing footprint includes eight facilities across five geographic locations totaling approximately 2 million square feet, and we have made significant investments in people, processes and systems to increase our manufacturing scale and productivity. We recently expanded our vertical manufacturing capabilities with our new 100,000 square foot polyethylene recycling facility and our recent acquisition of Return Polymers, both of which enable further use of recycled content in our product offering and further reduces our reliance on higher-cost alternatives. In 2017, we introduced our AZEK Integrated Management System, or AIMS, to manage and monitor operations, and in 2018, we implemented Lean Six Sigma, or LSS, tools and techniques at our manufacturing facilities to reduce material waste and improve manufacturing efficiency. We believe these initiatives create an opportunity for continued expansion of our margins.

Leader in Product Development and Innovation with a Robust New Product Pipeline

Over the past 30 years, we have built an R&D organization with significant expertise in material science and production process technologies. We leverage our R&D and manufacturing capabilities to deliver innovative new products to market that address evolving customer needs while expanding our use of recycled materials. Our product managers and marketing team actively analyze proprietary consumer research and work with architects, contractors and consumers to identify and develop new products that incorporate consumer feedback, expand our portfolio and extend the range of style and design options we offer. Our R&D team then designs, prototypes and tests these new products prior to full scale production. Our rigorous R&D process incorporates in-house analytical capabilities and comprehensive product testing with more than 260 distinct tests, such as accelerated weathering. During the five years ended September 30, 2020, our team successfully led over 25 significant new product introductions, and, for the twelve-month period ended September 30, 2020, our blended Five Year New Product Vitality across our Residential segment and Commercial segment was approximately 35%. We define Five Year New Product Vitality as the percentage of gross sales in fiscal 2020 derived from products first introduced in fiscal 2020 and the four preceding years, excluding gross sales from Versatex, Ultralox and Return Polymers. We expect to continue to maintain a robust pipeline of new products and technologies that we intend to launch over the next several years, which we believe will help us continue to maintain our leadership in product innovation and drive strong product vitality.

Extensive Network of Contractors, Dealers and Distributors

Throughout our history, we have developed an extensive network in the United States and Canada of loyal contractors, dealers and distributors, many of whom are brand advocates for our products. Our extensive network consists of more than 4,200 dealers, over 150 distributor branch locations and thousands of contractors throughout the United States and Canada. We believe our strong relationships with dealers and contractors are driven by the trust and reliability that we have generated through product innovation, superior quality and performance, and the continuing service and support that we offer. Such support includes specialized training opportunities such as AZEK University and sales support initiatives such as digital lead generation, joint marketing funds, new sample kits, display kiosks, enhanced product literature, print, TV and radio advertising and social media initiatives. AZEK University provides hands-on training for contractors and customers using TimberTech and AZEK Exteriors products and our AZEK Pro Rewards program leverages our new website and digital capabilities to share curated digital leads with our contractors. In our Commercial segment, we sell our highly engineered polymer sheeting products through a network of approximately 130 engineered product distributors across the United States, Canada and Latin America, who sell primarily to OEMs, and we sell our low-maintenance bathroom partitions, shower and dressing stalls, lockers and other storage solutions through a network of approximately 900 dealers who sell to institutional and commercial customers across the United States and in Canada. We believe that the combination of consumer awareness for our product categories and our ability to directly engage with consumers to drive conversion makes us a highly attractive partner for our distributors, dealers, contractors and home improvement retailers, and that combination is a key reason that we expect them to continue to prioritize their own investment in our products and our product categories.

Strong Margin Profile with Significant Opportunity for Expansion

Our business has a strong margin profile driven by our differentiated premium branded products, vertically-integrated U.S.-based manufacturing capabilities and strong customer relationships. We continue to invest in new innovations in current and adjacent markets that we believe will support our long-term growth. Our Residential segment generated Segment Adjusted EBITDA Margin of 30.9% in the year ended September 30, 2020, and we are well positioned to continue to execute on our operational excellence initiatives, including recycling and continuous manufacturing efficiency improvement. As our recent capital investments mature, we believe there is a significant opportunity for us to expand our margins. In addition, a large percentage of our cost base is variable, providing us with significant financial flexibility and the ability to manage costs to reflect changes in economic conditions.

Proven Management Team Focused on Execution

We have assembled a diverse team of highly experienced and accomplished executives with public company experience, a proven track record of leading global consumer and industrial organizations and driving profitable growth, product innovation, cost reduction and manufacturing efficiency. From fiscal year 2017 to fiscal year 2020, under our management team’s leadership, our Adjusted Gross Profit Margin increased by approximately 440 basis points while we continue to enjoy strong top line growth. Our Chief Executive Officer, Jesse Singh, joined our team in 2016, after serving in numerous leadership roles at 3M, including Chief Commercial Officer, President of 3M’s Health Information Systems business and VP of the Stationery and Office supplies business, which included the iconic Post-it and Scotch Brands. Our Chief Financial Officer, Ralph Nicoletti, joined our team in 2019 after serving as Executive Vice President and Chief Financial Officer of Newell Brands and has more than 35 years of finance experience. Collectively, our team is approximately 50% gender and ethnically diverse and has extensive experience at leading companies, including 3M, Newell Brands, Owens Corning, Eaton, Armstrong, Grainger and Emerson. Our management team has executed key strategic initiatives across the platform to drive accelerated growth and improved profitability, including upgrading operational capabilities, implementing productivity tools, and investing in new products, sales force expansion, marketing, M&A and internal recycling capabilities.

OUR GROWTH STRATEGY

We believe our multi-faceted growth strategy positions us to drive profitable above-market growth in the markets we serve.

Introduce Innovative New Products That Expand Our Markets

We have a proven track record of developing innovative new products across multiple price points that accelerate material conversion, increase the use of recycled materials and expand our markets. Our strong manufacturing capabilities, proprietary production technologies, detailed consumer research and extensive material science expertise allow us to rapidly introduce differentiated products. In our Residential segment, our new products are driving conversion away from traditional wood materials across all pricing segments, from various forms of pressure treated wood at the entry level to more exotic woods such as cedar and ipe at the premium level. In 2019, our Residential segment launched three new product platforms: TimberTech EDGE, Multi-Width decking and PaintPro trim. We believe that TimberTech EDGE will accelerate conversion of low-cost traditional pressure treated wood materials by offering superior aesthetics and performance at an accessible price point. Our entry-level decking category volume, which includes our TimberTech PRO Terrain collection in addition to our TimberTech EDGE collections, increased at a nearly 30% CAGR on a linear foot basis from fiscal 2018 to fiscal 2020. Multi-Width decking, which extends the technological advancements available in our highly successful Vintage platform, expands the range of style and design options available to consumers seeking premium decking solutions and provides a unique combination of superior performance and a natural wood-look and feel. Our premium TimberTech AZEK Vintage collection volume increased at over a 30% CAGR on a linear foot basis from fiscal 2018 to fiscal 2020. PaintPro expands the addressable market for our trim products and accelerates wood conversion by delivering the same high-quality, low-maintenance performance of traditional white PVC trim across a full spectrum of paintable colors.

Each year, we continue to launch new products across our business, and as of the year ended September 30, 2020, our blended Five Year New Product Vitality across our Residential segment and Commercial segment was approximately 35%. In 2020, we expanded on these product innovations in our Residential segment and launched a new multi-color TimberTech EDGE Prime+ decking collection, a new Wide-Width profile for the TimberTech AZEK Harvest decking collection and the new, multi-tonal Reserve collection under the TimberTech PRO decking line, among others. In addition, we are implementing a multi-year, $180 million capital investment program to increase capacity and further support our future growth. We will continue to leverage our material technology capabilities and commission detailed consumer research to regularly introduce new products that set us apart from our competition and accelerate future growth.

Accelerate Market Conversion by Capitalizing on Downstream Investments

We view the continued growth in homeowner outdoor investment and repair and remodel activity as a powerful secular trend driving material conversion across our industry. We believe low-maintenance alternatives at a range of premium quality designs and accessible pricing will continue to increase consumer demand and accelerate material conversion.

Over the four years ended September 30, 2020, we have increased our R&D, sales and marketing expenses by over 30% in the aggregate, and we continue to make additional investments that we believe will accelerate material conversion and growth in our markets. We expanded our marketing organization and sales force with new talent, enabling us to generate greater awareness of our products and enhance our sales growth in underpenetrated markets and geographies. We invested in new premium and traditional merchandising displays for our dealers and special order merchandising and training for pro desk support associates for our home improvement retailers to increase consumer awareness of our products and to accelerate sales growth. Starting in 2018, we have added new trim and retail focused sales teams and have also established a dedicated sales team to enhance our dealer sales in underpenetrated geographies. We believe these initiatives are helping to accelerate our growth. For example, we believe our trim-focused sales team has helped increase our AZEK Exteriors net sales by an approximately 14% CAGR between fiscal year 2018 to fiscal year 2020. In addition to expanding our sales force, we realigned the compensation framework for our sales teams to increase downstream engagement with consumers and key influencers such as architects, builders and contractors, to drive increased pull-through demand for our products. We recently opened our third AZEK University location in Chicago, and we are hosting regular contractor training events to encourage contractors to use our products. We believe we can continue to leverage our downstream investments to accelerate material conversion in our markets, strengthen our position in the pro channel and enhance our retail presence.

Build the Leading Consumer Brand in Outdoor Living

We are well-known for quality, innovation and delivering a broad range of on-trend style and design options to customers. We have made significant investments in sales and marketing and R&D over the past two years to differentiate and strengthen our brands and to simplify and transform the consumer experience for purchasing our products. In 2019, we unified our decking and railing product portfolio under our leading TimberTech brand with a differentiated “Go Against the Grain” marketing campaign. We continue to invest in our marketing organization and alongside our channel partners to increase consumer awareness and preference for our products. Our focused digital strategy, enhanced media presence and differentiated marketing campaigns drive increased engagement with consumers and homeowners as well as key influencers such as architects, builders and contractors. Our new digital platform facilitates the consumer journey from inspiration and design through installation. The experience educates consumers on the features and benefits of our products versus traditional materials, utilizes digital visualization tools to allow consumers to re-imagine their outdoor living spaces and directly connects them to a pre-qualified local contractor. During fiscal year 2020, website traffic to our outdoor living branded websites increased by over 40% and sample orders for our decking products have increased over 50%, in each case when compared to the prior year. We enjoy strong preference for our products among contractors, who typically purchase our products at dealers, and we are investing to increase our presence within home improvement retailers as the majority of consumers include visits to home improvement retailers in their research of decking products. These consumer engagement strategies are focused on creating additional pull-through demand and accelerating our growth.

Expand Margins Through Enhanced Recycling Capabilities and Productivity Initiatives

Our broad range of U.S.-based manufacturing capabilities, proprietary production technologies and extensive material science expertise position us as a leading innovator in the Outdoor Living market, and our brands command premium prices and afford us a strong margin profile. However, we believe there is an opportunity for significant improvement in our margins as we continue to invest in and expand our recycling capabilities and focus on operational excellence. Since fiscal year 2017, we have invested nearly $60 million in developing and enhancing our recycling capabilities to substantially reduce our material cost, divert waste from landfills and increase our utilization of recycled materials. For example, in fiscal year 2020, we increased the recycled material content used in the core of our deck boards by approximately 20%, as compared to the recycled material content in fiscal year 2019. Increasing the recycled material content in our deck boards has allowed us to substantially reduce the utilization of virgin HDPE in the production of the core of our TimberTech PRO and EDGE products, enabling material cost savings when compared to legacy material content formulations. We are still in the early stages of the material substitution journey across our manufacturing network and realizing the benefits of our investments in recycling, and we expect to drive additional cost savings as we ramp up internal processing and sourcing of recycled materials used in the manufacturing of our products.

In addition to enhancing our recycling capabilities, we have also implemented various LSS initiatives across our manufacturing operations to reduce waste and enhance productivity. We identified and have begun to implement additional projects that we expect will provide incremental net manufacturing productivity in the coming years. We believe AIMS, our investments in people, processes and equipment and our investments in recycling, productivity and operational excellence will enable us to expand our margins through reduced material cost, improved net manufacturing productivity and enhanced business operations.

Execute Strategic Acquisitions That Broaden Our Platform and Enhance Our Manufacturing Operations

Our markets are large and highly fragmented, and they provide a wide range of opportunities for us to execute acquisitions to augment our growth independent of end-market demand. We have completed several strategic acquisitions since our company was founded, and we have proven to be a highly effective consolidation platform. For example, the acquisition of Versatex strengthened our position in the trim and moulding market, enhanced our product capabilities and generated attractive cost savings, and the acquisition of Ultralox extended our railing portfolio to include aluminum solutions with proprietary interlocking technology and expanded our ability to address the high-growth aluminum railing market.

We intend to continue to prudently execute strategic acquisitions and utilize our disciplined process to identify, evaluate, execute and integrate acquired businesses. We actively monitor a pipeline of attractive opportunities across multiple product categories and geographies. We target opportunities that strengthen our existing platforms, enhance our market positions, expand our portfolio of products and technology capabilities and increase our business diversity. In addition, the acquisitions we pursue must also provide opportunities for us to leverage our strong U.S.-based manufacturing capabilities, material formulation proficiency and extensive dealer and distributor network to meaningfully enhance their scale, growth, profitability and cash flow. For example, we recently acquired Return Polymers, which we expect will significantly enhance our in-house recycling capabilities, reduce reliance on external suppliers and further improve our overall manufacturing cost position.

ENVIRONMENTAL AND SOCIAL RESPONSIBILITY; CORPORATE GOVERNANCE

One of our core values is to “always do the right thing”. We make decisions according to what is right, not what is the cheapest, fastest or easiest, and we strive to always operate with integrity, transparency and with the customer in mind. By extension, ESG stewardship is part of our corporate DNA. Our inclusive culture is driven by a shared passion for our corporate values and commitment to build a more sustainable future. We are focused on sustainability across our operations. We are committed to further accelerating the use of recycled materials across our portfolio of products, diverting millions of pounds of waste from entering landfills each year and enabling us to meet the growing demand for environmentally-friendly products that advance a circular economy.

Under the direction of our Chief Executive Officer and the board of directors, we are focused on achieving a high level of environmental and social responsibility and strong corporate governance. The Nominating and Corporate Governance Committee of our board of directors is responsible for overseeing our strategy on corporate social responsibility and sustainability, including ESG matters and related policies and communications. Additionally, we have established an internal ESG Steering Committee comprised of cross-functional leaders from across our organization that is focused on implementing ESG strategies and policies and reports directly to our Chief Executive Officer. Finally, we recently hired a Vice President of ESG who is responsible for continuing to drive the company-wide ESG strategy and initiative, further demonstrating our commitment to ESG stewardship.

Our corporate values serve as a belief system that guides how we work. These values influence our decisions, our interactions with colleagues and customers, and our standards for behavior. Our core value of “always do the right thing” is the foundation of our overarching commitment to ESG stewardship. In accordance with this commitment, we have volunteered to be a signatory to the United Nations Global Compact, a global initiative focused on advancing sustainable and responsible business practices related to human rights, labor, the environment and anti-corruption.

We operate our business in a manner that promotes sustainability and environmental stewardship across our value chain from product design to raw material sourcing and manufacturing to employee, customer and stakeholder communications and engagement. As part of the building materials industry, we believe that we can play a role in advancing the circular economy to create a more sustainable future by increasing the recycling of wood, plastic and water, monitoring our product lifecycle, reducing our carbon footprint and encouraging those in our supply chain to do the same. This commitment is evident through our continued effort to introduce sustainable products, products with life spans that are significantly longer than the life spans of the traditional materials they replace (including exotic hardwoods cut from rainforests) with very little need for maintenance or cleaning chemicals, products that reduce deforestation and products that are versatile and recyclable at the end of their useful lives. We estimate that since 2015 more than one million trees have been saved because our customers chose our decking products over wood. The wood used in the core of our composite decking products is 100% recycled from sources that include, but are not limited to, facilities that manufacture wood mouldings, flooring, windows, doors and other products. Through our recycling programs, approximately 400 million pounds of scrap and waste were diverted from landfills in fiscal year 2020.

Our Environmental, Health and Safety, or EHS, Policy outlines our management programs and expectations throughout our operations and businesses. We manage operational hazards and risks to provide workplaces that are safe and healthy for our employees, visitors, contractors, customers, and the communities in which we operate. We train our employees, so they have the awareness, knowledge and skills to work in a safe and environmentally responsible manner. We continually are reviewing and improving our EHS performance through ongoing training, objectives and management systems.

As a company, we are committed to being responsible and respected citizens in the communities in which we live and work. We are dedicated to supporting organizations that help people live more productive, educated and enriched lives and encourage our employees to contribute their time to support various community and charitable activities in alignment with their values.

Our corporate governance policies set clear expectations and responsibilities for our leaders, employees and business partners to ensure we conduct our operations in a manner that is consistent with high standards of business ethics and accountability and is based on maintaining a close alignment of our interests with those of our stakeholders. Notable features of our corporate governance structure include the following:

•	Eleven of our twelve directors have been determined to be independent for purposes of the NYSE corporate governance listing standards and Rule 10A-3 under the Exchange Act.

•	Our non-executive chairperson of the board of directors convenes and chairs executive sessions of the independent directors to discuss certain matters without executive officers present.

•	Three of our directors qualify as an “audit committee financial expert” as defined by the Securities and Exchange Commission, or the SEC.

•

Two of our directors, including the chairperson of our Audit Committee, are women, and another three of our directors are considered of diverse ethnicity and race, constituting approximately 33% of our board of directors in furtherance of our board diversity policy.

•	Our Corporate Governance Guidelines provide for a target retirement age of 75 for our directors.

•

Our Insider Trading Policy prohibits the purchase or sale of our securities by any of our directors, officers, employees and consultants on the basis of material nonpublic information, and also prohibits our directors and officers from hedging our equity securities, holding such securities in a margin account or pledging such securities as collateral for a loan.

•

We have adopted a Compensation Recovery Policy whereby we are able to recoup performance- or incentive-based compensation in the event of an accounting restatement due to material noncompliance with any financial reporting requirements under the securities laws.

•	Our Nominating and Corporate Governance Committee oversees and directs our ESG strategies, activities, policies and communications.

In order to foster high standards of ethics and conduct in all business relationships, we have adopted a Code of Conduct and Ethics policy, or the Code of Conduct. This policy covers a wide range of business practices and procedures and applies to our officers, directors, employees, agents, representatives, and consultants. In addition and as a part of the Code of Conduct, we have implemented whistleblowing procedures that allow covered persons to report, on a confidential basis, concerns regarding, among other things, any questionable or unethical accounting, internal accounting controls or auditing matters with our Audit Committee as well as any potential Code of Conduct or ethics violations with our Nominating and Corporate Governance Committee or our Chief Legal Officer. We review all of these policies on a periodic basis with our employees.

Our business is managed by our executive officers, subject to the supervision and oversight of our board of directors. Our directors stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications.

RECENT DEVELOPMENTS

COVID-19

Since the onset of the COVID-19 pandemic, we have been focused on protecting our employees’ health and safety, meeting our customers’ needs as they navigate an uncertain financial and operating environment, working closely with our suppliers to protect our ongoing business operations and rapidly adjusting our short-, medium- and long-term operational plans to proactively and effectively respond to the current and potential future public health crises. While the COVID-19 pandemic presents serious concerns for our business and operations, our employees and their families, our customers and our suppliers, we believe that we are adapting well to the wide-ranging changes that the global economy is currently undergoing, and we remain confident that we will continue to maintain business continuity, produce and sell our products safely and in compliance with applicable laws and governmental orders and mandates, maintain our robust and flexible supply chains and be in a strong position to maintain financial success even in the event of a potentially extended economic downturn, in part because our manufacturing facilities have continued and continue to operate as they have been determined to be “essential businesses” in the jurisdictions where they are located.

Based on recent demand trends that we have experienced, our medium-term expectations include increased interest among homeowners in enhancing their Outdoor Living spaces as they spend more time at home during, and likely following, the COVID-19 pandemic. We also believe there could be increased interest in homeownership as consumers look for larger living spaces. Further, we anticipate that consumers will increasingly shop online, and we continue to enhance our digital sales capabilities and direct, personal interaction with homeowners to more easily allow them to research, and ultimately purchase, our products.

We have taken a number of steps to adapt our business and operations to the current environment. First and foremost, we have implemented measures to protect the health and safety of our employees. These measures include encouraging our employees who are able to work remotely to do so, enacting and enforcing employee spacing protocols in our factories, reducing the need for face-to-face interactions, and providing facial protection and other personal protection equipment to on-site employees.

We have also taken steps to engage directly with our distributors to share information and ensure we are servicing the market appropriately. In addition to engaging directly with distributors, we are adapting how we reach customers in response to changing consumer behavior. For example, we are focused on expanding and enhancing our digital “shop from home” content and marketing, while leveraging our call center to support customers and generate leads. We are expanding our do-it-yourself tools and continuing our contractor and architect training in a digital format, emphasizing contactless designs and proposals for new projects.

At the onset of the COVID-19 pandemic, we took steps to reduce costs and to align our manufacturing to then-current and expected demand. As initial stay-at-home orders were lifted and construction remained essential, demand conditions improved, and, by June 2020, we saw a sharp acceleration in demand across our residential channels as consumers, spending more time at home, invested and continue to invest in home improvement and their Outdoor Living spaces.

Based on demand trends and our increased confidence in the significant long-term large wood conversion opportunity, certain costs that were reduced at the onset of the COVID-19 pandemic are expected to return, and we are accelerating and expanding the deployment of our capacity expansion plan from an original $100 million investment to approximately $180 million. The multi-phase capacity expansion plan includes approximately 70% incremental decking capacity and a new manufacturing facility over the next 18 months. The first phase of the program was implemented in our third and fourth quarters of fiscal year 2020. We are implementing the second phase and expect it to be fully implemented in the third quarter of fiscal year 2021. By the end of the third quarter of fiscal year 2021, we expect to have added approximately 40% of additional decking capacity relative to our decking capacity at the end of fiscal year 2019. The third phase is expected to be completed in fiscal year 2022 as we ramp up a new facility in the western part of the United States. We are evaluating options to further accelerate our current capacity expansion program.

Although we have implemented measures to mitigate the impact of the COVID-19 pandemic on our business, financial condition and results of operations, including reducing our production and expenses, we expect that these measures may not fully mitigate the impact of the COVID-19 pandemic on our business, financial condition and results of operations. We cannot predict the degree to, or the period over, which we will be affected by the pandemic and resulting governmental and other measures. The global impact of the COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the situation closely. As the COVID-19 pandemic continues, it may also have the effect of heightening many of the risks described in “Risk Factors” in this prospectus. See “Risk Factors” for a further discussion of the adverse impacts of the COVID-19 pandemic on our business.

Preliminary Financial Results

Set forth below are preliminary estimates of certain unaudited financial information for the three months ended December 31, 2020 and actual unaudited financial results for the comparative period ended December 31, 2019. We have provided ranges, rather than specific amounts, for the preliminary estimates primarily because our financial closing and review procedures for the three months ended December 31, 2020 are not yet complete. The estimated ranges are preliminary and have not been audited or reviewed and are inherently uncertain and subject to changes as we complete our financial closing and review procedures for the three months ended December 31, 2020. While we currently expect that our final results will be consistent with the preliminary estimates set forth below, we caution you that the estimated financial information for the three months ended December 31, 2020 is not a guarantee of future performance or outcomes and actual results may differ materially from those described herein. Factors that could cause actual results to differ from those described above are set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Information.” You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical Consolidated Financial Statements and related notes appearing elsewhere in this prospectus. This preliminary information should not be viewed as a substitute for full quarterly financial statements prepared in accordance with GAAP.

The preliminary estimates set forth below have been prepared by, and are the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary estimates. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

(U.S. dollars in thousands)	Three months ended
	December 31, 2020 (Estimated)		December 31, 2019 (Actual)
	Low	High
Net sales	$209,100	$213,400	$166,043
Net income (loss)	$8,900	$11,500	$(9,846)
Non-GAAP financial measures
Adjusted EBITDA(1)	$46,200	$51,100	$33,806

(1)

We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax expense (benefit) and depreciation and amortization and by adding to or subtracting therefrom certain items of expense and income. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

For the three months ended December 31, 2020, we estimate our net sales to be in the range of $209.1 million to $213.4 million, as compared to $166.0 million for the three months ended December 31, 2019, representing an increase of 26% and 29%, respectively. The increase in our consolidated net sales reflects estimated net sales from our Residential segment of between $182.9 million and $186.6 million for the three months ended December 31, 2020, as compared to $135.7 million for the three months ended December 31, 2019, with such increase primarily due to higher organic net sales related to our decking, railing, accessories and exteriors product categories as well as favorable operational execution whereby the first phase of our capacity expansion plan came online faster than planned during the quarter. Demand trends remained strong across our Residential segment channel partners during the quarter. The increase in our net sales also reflects estimated net sales from our Commercial segment of between $26.2 million and $26.8 million, as compared to $30.4 million for the three months ended December 31, 2019, with such decrease primarily due to declining sales in our Scranton Products and Vycom businesses as the effects of COVID- 19 continue to impact certain end markets.

For the three months ended December 31, 2020, we estimate our net income to be in the range of $8.9 million to $11.5 million, as compared to a net loss of $9.8 million for the three months ended December 31, 2019. This increase in net income was primarily due to higher sales in our Residential segment, improved gross margins and lower interest expense, partially offset by higher selling, general and administrative expenses.

For the three months ended December 31, 2020, we estimate our Adjusted EBITDA to be in the range of $46.2 million to $51.1 million, as compared to $33.8 million for the three months ended December 31, 2019, representing an increase of 37% to 51%. The increase in our Adjusted EBITDA reflects the factors described above with respect to the increases in our net sales and net income as well as those presented in the table below.

The following table provides a preliminary reconciliation of preliminary estimated net income, the most directly comparable financial measure calculated in accordance with GAAP, to preliminary estimated Adjusted EBITDA for the three months ended December 31, 2020, and a reconciliation of actual net income to actual Adjusted EBITDA for the three months ended December 31, 2019.

(U.S. dollars in thousands)	Three months ended
	December 31, 2020 (Estimated)		December 31, 2019 (Actual)
	Low	High
Net Income (loss)	$8,900	$11,500	$(9,846)
Interest Expense	6,200	6,200	19,759
Depreciation and amortization expense	24,300	24,300	24,141
Tax (benefit) expense	3,000	4,000	(4,000)
Share-based compensation costs	2,600	3,400	1,046
Business transformation costs (1)	—	—	163
Acquisition costs (2)	—	—	565
Initial public offering and Secondary offering costs	—	—	1,978
Other costs (3)	1,200	1,700	—

Total adjustments	37,300	39,600	43,652

Adjusted EBITDA	$46,200	$51,100	$33,806

(1)

Business transformation costs reflect consulting and other costs related to repositioning of our brands, compensation costs related to the transformation of the senior management team and other integration-related costs. Compensation costs related to the transformation of the senior management team were approximately $0.2 million for the three months ended December 31, 2019.

(2)	Acquisition costs reflect costs directly related to completed acquisitions of $0.6 million for the three months ended December 31, 2019.
(3)

Other costs reflect costs for legal defense estimated to be in the range of $0.3 million to $0.6 million for the three months ended December 31, 2020 and costs related to an incentive plan and other ancillary expenses associated with our initial public offering estimated to be in the range of $0.9 million to $1.1 million for the three months ended December 31, 2020.

The unaudited, preliminary information is presented for informational purposes only and does not purport to represent our financial condition or results of operations for any future period. As a result, prospective investors should exercise caution in relying on this information and should not draw any inferences from this information regarding financial or operating data not provided.

Risk Factors

Investing in our Class A common stock involves risks, which are discussed more fully under “Risk Factors.” You should carefully consider all the information in this prospectus, including under “Risk Factors,” before making an investment decision. These risks include, but are not limited to, the following:

•	the fact that the COVID-19 public health pandemic is adversely affecting, and is expected to continue to adversely affect, certain aspects of our business;

•

demand for our products is significantly influenced by general economic conditions and trends in consumer spending on outdoor living and home exteriors, and adverse trends in, among other things, the health of the economy, repair and remodel and new construction activity, industrial production and institutional funding constraints;

•	we compete against other manufacturers of (i) engineered and composite products; and (ii) products made from wood, metal and other traditional materials;

•	the seasonal nature of certain of our products and the impact that changes in weather conditions and product mix may have on our sales;

•	our ability to develop new and improved products and effectively manage the introduction of new products;

•	our ability to effectively manage changes in our manufacturing process resulting from cost savings and integration initiatives and the introduction of new products;

•	risks related to our ability to accurately predict demand for our products and risks related to our ability to maintain our relationships with key distributors or other customers;

•	risks related to shortages in supply, price increases or deviations in the quality of raw materials;

•	our ability to retain management;

•	risks related to acquisitions or joint ventures we may pursue;

•	our ability to maintain product quality and product performance at an acceptable cost, and potential exposures resulting from our product warranties;

•	our ability to ensure that our products comply with local building codes and ordinances;

•	risks arising from the material weaknesses we have identified in our internal control over financial reporting and any failure to remediate these material weaknesses;

•	our ability to maintain an effective system of internal controls and produce timely and accurate financial statements or comply with applicable regulations;

•	our ability to protect our intellectual property rights;

•	risk of disruption or failure of our information technology systems or failure to successfully implement new technology effectively;

•	cybersecurity risks and risks arising from new regulations governing information security and privacy;

•	the increased expenses associated with being a public company;

•	risks associated with our substantial indebtedness and debt service;

•	our reliance on dividends, distributions and other payments from our subsidiaries to meet our obligations;

•

the fact that the Sponsors will continue to hold a substantial portion of our outstanding common stock following this offering, and that the Sponsors’ interests may conflict with our interests and those of other stockholders;

•	certain provisions in our certificate of incorporation and our bylaws that may delay or prevent a change of control.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	reduced obligations with respect to financial data, including presenting only three years of audited financial statements and only three years of selected financial data;

•	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our financial statements with those of other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering, or our IPO; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced reporting burdens.

Our Sponsors

Prior to this offering, Ares and OTPP, and, together with Ares, the Sponsors, owned approximately 50.6% of our common stock. In order to ensure compliance with the requirements of certain provisions of the Pension Benefits Act (Ontario) applicable to OTPP, pursuant to which OTPP is restricted from investing monies of the Ontario Teachers’ Pension Plan, directly or indirectly, in securities of a corporation to which are attached more than 30% of the votes that may be cast for the election of directors of the corporation, OTPP holds, and will continue to hold, a number of shares of our Class A common stock representing 30% or less of the total number of shares of Class A common stock outstanding. The remaining shares of common stock owned by OTPP are shares of our Class B common stock. After giving effect to this offering, Ares and OTPP will hold 30,471,090 and 30,470,990 shares of our Class A common stock, respectively. OTPP will continue to hold 100 shares of our Class B common stock, which will represent all outstanding shares of our Class B common stock. OTPP’s retention of 100 shares of our Class B common stock will permit OTPP to convert shares of our Class A common stock into shares of our Class B common stock from time to time pursuant to the terms of our certificate of incorporation; see “Description of Capital Stock—Common Stock—Conversion Rights.” After giving effect to this offering, Ares and OTPP will hold approximately 19.7% and 19.7%, respectively, of our aggregate common stock.

Even though our Sponsors will no longer own a majority of our common stock, our Sponsors will continue to have significant power to control our affairs and policies, including with respect to the election of directors (and through the election of directors, the appointment of management). For a description of certain potential conflicts between the Sponsors and our other stockholders, see “Risk Factors—Our Sponsors’ interests may conflict with our interests and the interests of other stockholders.” For a description of the Sponsors’ ownership interests in us and their rights with respect to such ownership interests, including the right to designate individuals to be included in the slate of nominees for election to our board of directors, see “Certain Relationships and Related Party Transactions,” “Principal Stockholders” and “Description of Capital Stock.”

Corporate Conversion

In connection with our IPO, our predecessor was converted into a Delaware corporation pursuant to a statutory conversion and changed its name to The AZEK Company Inc. In addition, a special purpose entity, CPG Holdco LLC, which was formed at the time of the acquisition of our predecessor solely for the purpose of holding membership interests in our predecessor and that continued to hold such interests until the Corporate Conversion, was merged with and into us. In this prospectus, we refer to all of the transactions related to our conversion into a corporation and the merger described above as the Corporate Conversion. As a result of the Corporate Conversion, The AZEK Company Inc. succeeded to all of the property and assets of our predecessor and succeeded to all of the debts and obligations of our predecessor. The AZEK Company Inc. is governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.”

Corporate Information

Our predecessor, CPG Newco LLC (formerly known as AOT Building Products Newco LLC) was formed on August 15, 2013 in connection with the Sponsors’ acquisition of CPG International LLC. On June 11, 2020, we became a Delaware corporation and changed our name to The AZEK Company Inc. Our principal executive offices are located at 1330 W Fulton Street, Suite 350, Chicago, Illinois 60607, and our telephone number is 877-275-2935. Our website address is www.azekco.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

“The AZEK Company,” “AZEK,” “TimberTech,” “TimberTech EDGE,” “TimberTech PRO,” “TimberTech AZEK,” “PaintPro,” “Harvest Collection,” “Arbor Collection,” “Vintage Collection,” “ULTRALOX,” “VERSATEX,” “Vycom,” “Impression Rail Express,” “Scranton Products,” “Return Polymers,” the AZEK logo, the TimberTech logo, the ULTRALOX logo, the VERSATEX Logo, the Vycom logo, the Scranton Products logo, the Return Polymers logo and other trademarks or service marks of The AZEK Company and its direct and indirect subsidiaries appearing in this prospectus are the property of The AZEK Company. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus generally appear without the ® or ™ symbols.

The Offering

Class A common stock offered by the selling stockholders	17,500,000 shares

Class A common stock to be outstanding after this offering	154,740,814 shares

Class B common stock to be outstanding after this offering	100 shares

Total Class A common stock and Class B common stock to be outstanding after this offering	154,740,914 shares

Option to purchase additional shares of Class A common stock	The selling stockholders have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 2,625,000 additional shares of Class A common stock from the selling stockholders at the public offering price, less the underwriting discount.

Use of proceeds	The selling stockholders will receive all of the net proceeds from this offering. We will not receive any proceeds from the sale of shares in this offering. See “Use of Proceeds.”

Voting and conversion rights	Following this offering, we will continue to have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.

Each share of our Class A common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. Each share of our Class B common stock entitles its holder to one vote per share on all matters to be voted upon by stockholders, except with respect to the election, removal or replacement of directors. Shares of our Class B common stock will not entitle the holders thereof to vote with respect to the election, removal or replacement of directors. Holders of Class A common stock and Class B common stock will generally vote together as a single class on all matters other than with respect to the election, removal or replacement of directors.

Holders of our shares of Class B common stock may convert their shares of Class B common stock into shares of our Class A common stock on a one-for-one basis, in whole or in part, at any time and from time to time at their option. Additionally, each share of Class A common stock is convertible into one share of Class B common stock at any time and from time to time at the option of the holder so long as such holder holds one or more shares of Class B common stock at the time of conversion. OTPP will continue to hold all shares of our Class B common stock outstanding immediately following this offering. See “Description of Capital Stock.”

Dividend policy	We currently do not anticipate declaring or paying any cash dividends for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, future prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits. See “Dividend Policy.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

NYSE symbol	“AZEK”

Controlled Company

The Sponsors currently control a majority of the voting power of our Class A common stock and, as a result, we are a controlled company within the meaning of the New York Stock Exchange, or NYSE, corporate governance standards. Following this offering, the Sponsors will control approximately 39.4% of our outstanding Class A common stock and of our outstanding common stock (37.7% if the underwriters exercise in full their option to purchase additional shares of our Class A common stock from the selling stockholders), and, as a result, we will cease to be a controlled company within the meaning of the NYSE corporate governance standards.

Therefore, we will become subject to various requirements under those governance standards from which we are currently exempt, including the requirements that our board of directors be comprised of a majority of independent directors and that our nominating and corporate governance committee and compensation committee be comprised entirely of independent directors. See “Management—Controlled Company Exemption.” Notwithstanding the fact that we are a controlled company, our board of directors and those committees currently satisfy those independence requirements. In addition, while the Sponsors will no longer have the right under the Stockholders Agreement that we entered into with the Sponsors in connection with our IPO to designate a number of directors comprising a majority of our board of directors, the Sponsors will retain the right to nominate a number of directors proportionate to their ownership percentage of our outstanding common stock, see “Certain Relationships and Related Party Transactions—Stockholders Agreement,” and the Trigger Date will occur under our certificate of incorporation, following which our stockholders may not act by written consent, our stockholders may not call a special meeting of stockholders, directors may only be removed for cause by the affirmative vote of at least two-thirds of the voting power of our outstanding Class A common stock, and our bylaws and certain provisions of our certificate of incorporation may only be amended with the approval of two-thirds of our outstanding common stock. See “Description of Capital Stock.”

All references to common stock that are not qualified by reference to a particular class refer to our Class A common stock and our Class B common stock collectively.

In addition, unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares of our common stock from the selling stockholders.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus does not give effect to or reflect the following shares as of December 31, 2020:

•

5,100,251 shares of Class A common stock issuable upon the exercise of options, with an exercise price of $23.00 per share (of such options, 2,631,512 were vested and exercisable as of December 31, 2020);

•	466,342 shares of Class A common stock issuable upon the vesting of restricted stock units;

•

4,538,912 shares of Class A common stock available for further issuance under our 2020 Omnibus Incentive Plan after the completion of this offering. See “Executive Compensation—Post-IPO Compensation—2020 Omnibus Incentive Compensation Plan.”

Summary Consolidated Financial Data

The summary consolidated statements of income data and summary consolidated statements of cash flow data for fiscal years 2020, 2019 and 2018 and the summary consolidated balance sheet data as of September 30, 2020 have been derived from our Consolidated Financial Statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of future operating results. The summary financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related Notes included elsewhere in this prospectus.

	Years Ended September 30,
(In thousands, except share and per share data)	2020	2019	2018
Consolidated Statements of Income Data:
Net sales	$899,259	$794,203	$681,805
Cost of sales	603,209	541,006	479,769

Gross profit	296,050	253,197	202,036
Selling, general and administrative expenses	308,275	183,572	144,688
Other general expenses	8,616	9,076	4,182
Loss on disposal of property, plant and equipment	904	1,495	791

Operating income (loss)	(21,745)	59,054	52,375
Interest expense	71,179	83,205	68,742
Loss on extinguishment of debt	37,587	—	—

Income (loss) before income taxes	(130,511)	(24,151)	(16,367)
Income tax expense (benefit)	(8,278)	(3,955)	(23,112)

Net income (loss)	$(122,233)	$(20,196)	$6,745

Basic and diluted earnings (loss) per common share	$(1.01)	$(0.19)	$0.06

Basic and diluted weighted average common shares outstanding	120,775,717	108,162,741	108,162,741

Consolidated Statements of Cash Flow Data:
Net cash provided by (used in) operating activities	$98,361	$94,872	$67,302
Net cash provided by (used in) investing activities	(113,794)	(62,935)	(335,682)
Net cash provided by (used in) financing activities	124,498	(8,273)	248,742
Purchases of property, plant and equipment	(95,594)	(63,006)	(42,758)

Non-GAAP Financial Measures:
Adjusted Gross Profit(1)	$359,066	$314,858	$254,075
Adjusted Gross Profit Margin(2)	39.9%	39.6%	37.3%
Adjusted Net Income(3)	$72,632	$46,663	$44,645
Adjusted Diluted EPS(4)	$0.59	$0.43	$0.41
Adjusted EBITDA(5)	$213,513	$179,566	$150,065
Adjusted EBITDA Margin(6)	23.7%	22.6%	22.0%

(1)

We define Adjusted Gross Profit as gross profit before depreciation and amortization, business transformation costs and acquisition costs. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

(2)	We define Adjusted Gross Profit Margin as Adjusted Gross Profit divided by net sales. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

(3)

We define Adjusted Net Income as net income (loss) before amortization, stock-based compensation costs, asset impairment costs, business transformation costs, acquisition costs, initial public offering costs, capital structure transaction costs and certain other costs. In addition, Adjusted Net Income for fiscal year 2018 excludes the net benefit related to the remeasurement of our deferred tax assets and deferred tax liabilities as a result of the Tax Act. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

(4)

We define Adjusted Diluted EPS as Adjusted Net Income divided by weighted average common shares outstanding—diluted, to reflect the conversion or exercise, as applicable, of all outstanding shares of restricted stock awards, restricted stock units and options to purchase shares of our common stock. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

(5)

We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization and by adding to or subtracting therefrom certain items of expense and income. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

(6)	Adjusted EBITDA Margin is equal to Adjusted EBITDA divided by net sales. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

	2015-2020 CAGR	Years Ended September 30,
		2020	2019	2018
Net Sales Growth:
Residential Segment	13.4%	17.7%	20.9%	7.9%
Deck, Rail and Accessories	13.0%	20.6%	9.4%	7.6%
Exteriors	14.2%	10.8%	60.3%	9.1%
Commercial Segment	(0.4)%	(7.7)%	(0.8)%	7.1%

(In thousands)	As of September 30, 2020
Consolidated Balance Sheet Data:
Cash and cash equivalents	$215,012
Working capital(1)	300,655
Total assets	1,931,856
Total current liabilities	124,040
Total long-term debt—less current portion	462,982
Total stockholders’ equity	1,303,888

(1)	Working capital represents current assets less current liabilities.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our Consolidated Financial Statements and related notes included elsewhere in this prospectus, before making an investment decision. In addition to the risks relating to the COVID-19 pandemic that are specifically described in these Risk Factors, the effects of the COVID-19 pandemic may also have the effect of significantly heightening many of the other risks associated with our business and an investment in our Class A common stock, including the other risks described in this prospectus. The occurrence of any of the following risks, or additional risks not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, results of operations and prospects. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

The COVID-19 public health pandemic is adversely affecting, and is expected to continue to adversely affect, certain aspects of our business.

Any outbreaks of contagious diseases, public health epidemics or pandemics and other adverse public health developments could have a material adverse effect on our business, financial condition and results of operations. The COVID-19 pandemic, and the reactions of governmental and other authorities to contain, mitigate or combat the pandemic, which have severely restricted the level of economic activity around the world, have impacted, and are expected to continue to impact, our operations, and the nature, extent and duration of the impact of the COVID-19 pandemic or any future disease or adverse health condition is highly uncertain and beyond our control. In response to the COVID-19 pandemic, the governments of many countries, states, cities and other geographic regions have taken and may again take preventative or protective actions, such as imposing restrictions on travel and business operations.

Although we have implemented measures to mitigate the impact of the COVID-19 pandemic on our business, financial condition and results of operations, including reducing our production and expenses in certain areas of our business, these measures may not fully mitigate the impact of the COVID-19 pandemic on our business, financial condition and results of operations. We cannot predict the degree to, or the period over, which we will be affected by the COVID-19 pandemic and resulting governmental and other measures.

We expect that the economic effects of the COVID-19 pandemic may continue to adversely affect demand for certain of our products in the foreseeable future. To address any actual or potential reduction in demand for our products, we have engaged and are continuing to engage directly with our distributors to share information on market demand and ensure supply and inventory levels are appropriate. We also reduced production with respect to certain products to align our output with reductions in demand during fiscal year 2020, and we expect we may have to continue with such reduced production into fiscal year 2021. Specifically, within our Commercial segment, the Vycom brand has a broad domestic customer base with a significant portion of the business exposed to retail and trade show end-markets, where volumes have drastically slowed and in some cases effectively shut down. Our Commercial segment tends to track more closely to the broader economy, and, like certain portions of the economy, has faced a difficult market environment in fiscal year 2020 and faces a difficult market environment in the near-term.

In addition, our supply chain is largely concentrated in the United States, and although it was not significantly affected by the COVID-19 pandemic in fiscal year 2020, we may experience disruptions or delays in our supply chain in connection with the pandemic in the future, which may result in the need to seek alternate suppliers. Alternate suppliers may be more expensive, may not be available or may encounter delays in shipments to us, which would affect our business, financial condition and results of operations. We cannot estimate the extent and duration of a possible disruption to our supply chain or the significance of the related financial impact. Should any such disruption continue for an extended period of time, the impact could have a material adverse effect on our business, financial condition and results of operations.

We expect that the COVID-19 pandemic may adversely affect many aspects of our business, including, but not limited to, the following:

•

We may experience reductions in demand for our products due to the economic uncertainty resulting from the COVID-19 pandemic, an increase in unemployment rates, and distributors’, dealers’ suppliers’, homeowners’ and other third parties’ diminished financial condition or financial distress.

•

Our distributors and dealers may be unable to meet their payment obligations to us in a timely manner. Further, other third parties, such as suppliers and other outside business partners, may experience significant disruptions in their ability to satisfy their obligations with respect to us, or they may be unable to do so altogether.

•

Measures that we have taken to address the COVID-19 pandemic, including, among other things, providing additional safety equipment, reducing our production, encouraging our employees who are able to work remotely to do so, enacting and enforcing employee physical distancing protocols in our factories and reducing the need for face-to-face interactions, are reducing the efficiency of our operations.

•	Additionally, we may be exposed to increased cybersecurity risks as a result of remote working requirements.

•

Illness, travel restrictions or other workforce disruptions could negatively affect our supply chain, our ability to timely and satisfactorily meet our customers’ demands or our other business processes. Even after the COVID-19 pandemic subsides, we could experience a longer-term impact on our operating expenses, including as a result of, among other things, the need for enhanced health and hygiene requirements in our manufacturing facilities and in our corporate offices or the periodic revival of physical or social distancing or other measures in one or more regions, including the states where our manufacturing facilities are located, in attempts to counteract or prevent future outbreaks.

•

We have reduced the number of employees in certain of our businesses in order to reduce our operating expenses. We may experience difficulties associated with hiring additional employees or replacing employees. Increased turnover rates of our employees could increase operating costs and create challenges for us in maintaining high levels of employee awareness of, and compliance with, our internal procedures and external regulatory compliance requirements, in addition to increasing our recruiting, training and supervisory costs.

•

In addition to existing travel restrictions implemented in response to the COVID-19 pandemic, states and other jurisdictions may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which could materially impair our ability to support our operations and customers, to source supplies through our supply chain and to identify, pursue and capture new business opportunities, and which could continue to restrict the ability of our employees to access their workplaces. We also face the possibility of increased overhead or other expenses resulting from compliance with any future government orders or other measures enacted in response to the COVID-19 pandemic.

•	The impact of the COVID-19 pandemic and the actions we have taken in response to the COVID-19 pandemic could affect our need for and access to capital.

•	Our estimates of future market growth and the estimates of third parties may prove inaccurate.

Our management of the impact of COVID-19 has required, and will continue to require, significant investment of time by our management and employees as well as other resources. The focus on managing and mitigating the impacts of COVID-19 on our business will likely cause us to divert or delay the application of our resources toward new initiatives, including the development of new products, which may adversely impact our financial condition and results of operations in future periods.

The timing for us resuming operations at or near the levels of operations experienced before the COVID-19 pandemic depends on numerous factors beyond our control, including, among other things: (1) the duration of, any revisions in, and the possible reimposition of governmental quarantine, shelter-in-place or similar social distancing orders or guidelines; (2) the occurrence and magnitude of future outbreaks, including localized outbreaks where our manufacturing facilities are located; (3) the availability of vaccines or other medical remedies and preventive measures; and (4) broader economic conditions, including unemployment levels and the reaction of consumers to potentially longer-term economic uncertainty, which may adversely impact our financial condition and results of operations in future periods.

Additionally, although we are reviewing and will review any available benefits under the federal and state relief and stimulus legislation and programs, whether presently enacted or enacted in the future, including, among other things, those under the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, at this time, we do not know whether we will be able to access any such benefits in a manner that is advantageous to us or at all.

Demand for our products is significantly influenced by general economic conditions and trends in consumer spending on outdoor living and home exteriors, and adverse trends in, among other things, the health of the economy, repair and remodel and new construction activity, industrial production, consumer confidence and discretionary spending and institutional funding constraints could have a material adverse effect on our business.

Demand for our products is significantly influenced by a number of economic factors affecting our customers, including distributors, dealers, contractors, architects, builders, homeowners and institutional and commercial consumers. Demand for our products depends on the level of residential and commercial improvement and renovation and new construction activity, and, in particular, the amount of spending on outdoor living spaces and home exteriors. Home and commercial renovation and improvement and new construction activity are affected by, among other things, interest rates, consumer confidence and spending habits, demographic trends, housing affordability levels, unemployment rates, institutional funding constraints, industrial production levels, tariffs and general economic conditions. In addition, it is difficult to predict what impact, if any, the recent U.S. presidential election and its outcome will have on such factors and on demand for our products.

For example, in our Residential segment, sales of our products depend primarily on the level of repair and remodel activity and, to a lesser extent, new construction activity. Accordingly, increases in interest rates or the reduced availability of financing can reduce the level of home improvement and new construction activity and the demand for our products. In addition, the residential repair and remodel market depends in part on home equity financing, and accordingly, the level of equity in homes will affect consumers’ ability to obtain a home equity line of credit and engage in renovations that would result in purchases of our products. Accordingly, a weakness in home prices may result in a decreased demand for our residential products.

Many of our residential products are impacted by consumer demand for, and spending on, outdoor living spaces and home exteriors. For example, sales of our decking and railing products depend on lifestyle and architectural trends and the extent to which consumers prioritize spending to enhance outdoor living spaces for their homes. While we believe consumer preferences have increased spending on outdoor living and home exteriors in recent years, the level of spending could decrease in the future. Decreased spending on outdoor living spaces and home exteriors generally or as a percentage of home improvement activity may decrease demand for our decking, railing and trim products.

Demand for our products in our Commercial segment is affected by the level of commercial and governmental construction and renovation activity. The levels of commercial and governmental construction and renovation activity are affected by the levels of interest rates, availability of financing for commercial and industrial projects, the general business environment and the availability of governmental funding. Sales of products by our Commercial segment include sales for use in institutions, such as universities and schools, and in federal, state and local government buildings, which depend on federal, state and local funding for construction and renovation projects. Sales to institutions that depend on public funding are affected by factors that may impose constraints on funding availability for construction and renovation projects, including increased operational costs, budget cuts by federal, state and local governments, including as a result of lower than anticipated tax revenues, increased limitations on federal spending or government shutdowns. Sales to commercial establishments depend on, among other things, general levels of industrial production and business growth and the performance of the various markets in which our commercial end customers operate.

Adverse trends in any of the foregoing factors could reduce our sales and have a material adverse effect on our business, financial condition and results of operations. Such factors could also alter the balance of our Residential and Commercial sales or the balance of our product sales within either such segment. In light of differing margins, changes in the relative amount and type of residential and commercial industrial activity or the mix of products sold may have an impact on our business and cause our revenues and profitability to fluctuate from period to period.

We operate in a competitive business environment. If we are unable to compete effectively, our sales would suffer and our business, financial condition and operating results would be adversely affected.

We operate in a competitive business environment, and we compete with multiple companies with respect to each of our products. While we have longstanding business relationships with many of our distributors, dealers and contractors, we generally do not have long-term contracts with these customers. Accordingly, any failure to compete effectively, including as a result of the various factors described below, could cause our customers to cease purchasing our products or rapidly decrease our sales.

Our residential products compete primarily with wood products that comprise the majority of decking, railing, trim and related market sales. We also compete with metal products and with engineered products sold by other companies. In our Commercial segment, we compete in several highly fragmented markets. Our Vycom products compete with products sold into narrow market segments with a wide range of end uses through specialized distribution networks that vary depending on the particular end use. Products made by Scranton Products compete with bathroom partitions, lockers and storage solutions sold at a wide range of prices and manufactured using a variety of materials.

Our business model relies on the continued conversion in demand from traditional wood products to our engineered products, and our business could suffer if this conversion does not continue in the future. A number of suppliers of wood and wood composite decking, railing and trim products have established relationships with contractors, builders and large home improvement retailers, and, to compete successfully, we must expand and strengthen our relationships with those parties. We must also compete successfully with products from other manufacturers that offer alternatives to wood and wood composite products, including by developing competitive new products and by responding successfully to new products introduced, and pricing and other competitive actions taken, by competitors. During our fourth quarter of fiscal year 2020, we communicated a 3-6% price increase across certain products within our Residential segment. This price increase became effective during our first fiscal quarter of fiscal year 2021. See “—Shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture our products could adversely affect our sales and operating results.”

Some of our competitors have financial, production, marketing and other resources that are significantly greater than ours. Consolidation by industry participants could further increase their resources and result in competitors with expanded market share, larger customer bases, greater diversified product offerings and greater technological and marketing expertise, which may allow them to compete more effectively against us. Moreover, our competitors may develop products that are superior to our products (on a price-to-value basis or otherwise) or may adapt more quickly to new technologies or evolving customer requirements. Technological advances by our competitors may lead to new manufacturing techniques and make it more difficult for us to compete.

Our quarterly operating results may fluctuate as a result of seasonality, changes in weather conditions and changes in product mix.

We have typically experienced moderately higher levels of sales of our residential products in the second fiscal quarter of the year as a result of our “early buy” sales and extended payment terms typically available during the second fiscal quarter of the year. As a result of these extended payment terms, our accounts receivable have typically reached seasonal peaks at the end of the second fiscal quarter of the year, and our net cash provided by operating activities has typically been lower in the second fiscal quarter relative to other quarters. Our sales are also generally impacted by the number of days in a quarter or a year that contractors and other professionals are able to install our products. We have generally experienced lower levels of sales of residential products during the first fiscal quarter due to adverse weather conditions in certain markets, which typically reduces the construction and renovation activity during the winter season. Although our products can be installed year-round, unusually adverse weather conditions can negatively impact the timing of the sales of certain of our products, causing reduced sales and negatively impacting profitability when such conditions exist. Our residential products are generally purchased shortly before installation and used in outdoor environments. As a result, there is a correlation between the amount of products we sell and weather conditions during the time they are to be installed. Adverse weather conditions may interfere with ordinary construction, delay projects or lead to cessation of construction involving our products. Prolonged adverse weather conditions could significantly reduce our sales in one or more periods. These conditions may shift sales to subsequent reporting periods or decrease overall sales, given the limited outdoor construction season in many locations. In addition, we have experienced higher levels of sales of our engineered bathroom partition products and our locker products during the second half of our fiscal year, which includes the summer months during which schools are typically closed and therefore more likely to be undergoing remodel activities. These factors can cause our operating results to fluctuate on a quarterly basis.

Further, our quarterly operating results in future fiscal years may fluctuate or otherwise be significantly affected as a result of the COVID-19 pandemic. The effect of the pandemic may exceed the quarterly changes in our operating results that we have typically experienced from seasonality, weather conditions and product mix.

Our operating results may also fluctuate due to changes in the mix of products sold. We sell products at different prices, composed of different materials and involving varying levels of manufacturing complexity. Changes in the mix of products sold from period to period may affect our average selling price, cost of sales and gross margins.

If we fail to develop new and improved products successfully, or if we fail to effectively manage the introduction of new products, our business will suffer.

Our continued success depends on our ability to predict the products that will be demanded by our customers and consumers, such as homeowners or commercial or industrial purchasers, and to continue to innovate and introduce improved products in our existing product lines and products in new product categories. We may not be successful in anticipating these needs or preferences or in developing new and improved products. If we do not respond effectively to changing market trends, demands and preferences and to actions by competitors by introducing competitive new products, our business, financial condition and results of operations would suffer.

Even if we do introduce new products, consumers may not choose our new products over existing products. In addition, competitors could introduce new or improved products that would replace or reduce demand for our products or develop proprietary changes in manufacturing technologies that may render our products obsolete or too expensive to compete effectively. In addition, when we introduce new products, we must effectively anticipate and manage the effect of new product introductions on sales of our existing products. If new products displace sales of existing products more broadly or rapidly than anticipated, we may have excess inventory of existing products and be required to reduce prices on existing products, which could adversely affect our results of operations. As we continue to introduce new products at varying price points to broaden our product offerings to compete with products made with wood or other traditional materials across a wide range of prices, our overall gross margins may vary from period to period as a result of changes in product mix.

Moreover, we may introduce new products with initially lower gross margins with the expectation that the gross margins associated with those products may improve over time as we improve our manufacturing efficiency for those products, and our results of operations would be adversely affected if we are unable to realize the anticipated improvements.

In the past we have devoted, and in the future we expect to continue to devote, significant resources to developing new products. However, we cannot be sure that we will successfully complete the development and testing of new products and be able to release the products when anticipated or at all. From time to time, we may make investments in the development of products we ultimately determine not to release resulting in write-downs of inventory and related assets.

Our business would suffer if we do not effectively manage changes in our manufacturing processes resulting from the growth of our business, cost-savings and integration initiatives and the introduction of new technologies and products.

We continually review our manufacturing operations in an effort to achieve increased manufacturing efficiencies, to integrate new technologies and to address changes in our product lines and in market demand. Periodic manufacturing integrations, realignments and cost-savings programs and other changes have adversely affected, and could in the future adversely affect, our operating efficiency and results of operations during the periods in which such programs are being implemented. Such programs may include the addition of manufacturing lines and the consolidation, integration and upgrading of facilities, functions, systems and procedures, including the introduction of new manufacturing technologies and product innovations. These programs involve substantial planning, often require capital investments, and may result in charges for fixed asset impairments or obsolescence and substantial severance costs. Our ability to achieve cost savings or other benefits within the time frames we anticipate is subject to many estimates and assumptions, a number of which are subject to significant economic, competitive and other uncertainties. For example, we have made substantial investments to expand our recycling capabilities and to increase the use of reclaimed materials in our manufacturing processes. While we anticipate that enhancing these capabilities will ultimately decrease our costs, the introduction of these capabilities has required significant initial investment, and we cannot be certain we will realize the benefits of this initiative when anticipated or at all. If these investments and other changes are not effectively integrated into our manufacturing processes, we may suffer from production delays, lower efficiency and manufacturing yields, increased costs and reduced net sales.

We must also effectively address changes to our manufacturing operations resulting from growth of our business generally and introduction of new products. As we increase our manufacturing capacity to meet market demand or begin to manufacture new products at scale, we may face unanticipated manufacturing challenges as production volumes increase, new processes are implemented and new supplies of raw materials used in these products are secured. New products may initially be more costly and less efficient to produce than our existing products. In addition, we could experience delays in production as we increase our manufacturing capacity or begin to manufacture new products that may result in the products ordered by our customers being on back-order as initial production issues are addressed. As a result, increases in manufacturing capacity or the introduction of new products may initially be associated with lower efficiency and manufacturing yields and increased costs, including shipping costs to fill back-orders. If we experience production delays or inefficiencies, a deterioration in the quality of our products or other complications in managing changes to our manufacturing processes, including those that are designed to increase capacity, enhance efficiencies and reduce costs or that relate to new products or technologies, we may not achieve the benefits that we anticipate from these actions when expected, or at all, and our operations could experience disruptions, our manufacturing efficiency could suffer and our business, financial condition and results of operations could be materially and adversely affected.

Our sales and results of operations may suffer if we do not maintain our relationships with, forecast the demand of and make timely deliveries to our key distributors or other customers.

Our operations depend upon our ability to maintain our strong relationships with our network of distributors and dealers. Our top ten distributors collectively accounted for a majority of our net sales for the year ended September 30, 2020. Our largest distributor, Parksite Inc., accounted for approximately 20.3% of our net sales for the year ended September 30, 2020. While we have long-standing business relationships with many of our key distributors and our distribution contracts generally provide for exclusive relationships with respect to certain products within certain geographies, these contracts typically permit the distributor to terminate for convenience on several months’ notice. The loss of, or a significant adverse change in, our relationships with one or more of our significant distributors could materially reduce our net sales.

Distributors and dealers that sell our products are sensitive to meeting the demands of their end customers on a timely basis. Dealers that sell our products typically place orders with our distributors that need to be filled in a short time frame, and these dealers typically do not have an exclusive relationship with us. Purchases by our distributors and dealers are affected by their individual decisions on the levels of inventory they carry, their views on product demand, their financial condition and the manner in which they choose to manage inventory risk. In addition, purchases by distributors and dealers are affected by a variety of other factors, including product pricing, increases in the number of competitive producers and the production capacity of other producers, new product introductions, changes in levels of home renovation and new construction activity, and weather-related fluctuations in demand. As a result, demand for our products can be difficult to predict. If we do not forecast and plan production effectively to manufacture sufficient products to meet demand or if we experience delays in our ability to manufacture products, dealers may seek alternative products, including those of our competitors. Failure to meet demand requirements on a timely basis may cause distributors or dealers to build up inventory as a precautionary measure, rapidly shift their product mix away from our products, harm our long-term relationships with distributors and dealers, harm our brand and reduce, or increase the variability of, our net sales.

We must continue to provide product offerings at price points that meet the needs of distributors and dealers and that they perceive to be competitive with the products on the market. If our key distributors or dealers are unwilling to continue to sell our products at existing or higher levels, or if they desire to sell competing products alongside our products, our ability to maintain or increase our sales could suffer. In addition, mergers or acquisitions involving our distributors or dealers and one of our competitors, or a distributor or dealer with a relationship with one of our competitors, could decrease or eliminate purchases of our product by that distributor or dealer. If a key distributor or dealer were to terminate its relationship with us or reduce purchases of our products, we may not be able to replace that relationship with a relationship with a new distributor or dealer in a timely manner or at all. In addition, any such new relationship may take time to develop and may not be as favorable to us as the relationship it is replacing. The loss of, or a reduction in orders from, any significant distributor or dealer, may have a material adverse effect on our business, financial condition or results of operations.

Shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture our products could adversely affect our sales and operating results.

The primary raw materials used in our products are various petrochemical resins, including polyethylene, polypropylene and PVC resins, reclaimed polyethylene and PVC material, waste wood fiber and aluminum. We also utilize other additives including modifiers, titanium dioxide, or TiO2, and pigments. Our contracts with key suppliers are typically short term in nature, with terms generally ranging from one to three years. While we do not rely on any single supplier for the majority of our raw materials, we do obtain certain raw materials from single or a limited number of suppliers. In particular, we rely on a single supplier for certain critical capped compounds used in our decking and railing products. We do not currently have arrangements in place for a redundant or second-source supply for those compounds. If one or more suppliers were unable to satisfy our requirements for particular raw materials, we believe alternative sources of supply would be available. However, we could experience a disruption to our operations as alternative suppliers are identified and qualified and new supply arrangements are entered into, and we cannot be sure we will be able to identify alternative sources of supply rapidly, without incurring significant costs or at all.

In the event of an industry-wide general shortage of our raw materials, a shortage affecting or discontinuation in providing any such raw materials by one or more of our suppliers or a supplier’s declaration of force majeure, we may not be able to arrange for alternative sources of such materials on a timely basis or on equally favorable terms. We have also recently significantly increased the use of reclaimed polyethylene and PVC material in our products. As we increase our use of such materials and introduce new materials into our manufacturing processes, we may be unable to obtain adequate quantities of such new raw materials in a timely manner. Any such shortage may materially adversely affect our production process as well as our competitive position as compared to companies that are able to source their raw materials more reliably or at lower cost.

In addition, significant increases in the cost of the raw materials used to manufacture our products could adversely affect our operating results. The cost of some of the raw materials we use in the manufacture of our products is subject to significant price volatility. For example, the cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has been affected by changes in supply and demand and in the price of crude oil. We have not entered into hedges of our raw material costs, and our supply contracts with our major vendors do not contain obligations to sell raw materials to us at a fixed price.

Accordingly, we are exposed to the risk of increases in the market prices of raw materials used in the manufacture of our products. Our results of operations have been affected in the past by changes in the cost of resins, and we expect that our results of operations in the future will continue to be affected by changes in resin costs. In the event of an increase in the cost of resins or other raw materials, we may not be able to recover the increases through corresponding increases in the prices of our products. Even if we are able to increase prices over time, we may not be able to increase prices as rapidly as the increase in our costs. If we are unable to increase our prices or experience a delay in our ability to increase our prices or to recover such increases in our costs, our gross profit will suffer. In addition, increases in the price of our products to compensate for increased costs of raw materials may reduce demand for our products and adversely affect our competitive position as compared to products made of other materials, such as wood and metal, that are not affected by changes in the price of resins and some of the other raw materials that we use in the manufacture of our products.

We are dependent upon the ability of our suppliers to consistently provide raw materials that meet our specifications, quality standards and other applicable criteria. Our suppliers’ failure to provide raw materials that meet such criteria could adversely affect production schedules and our product quality, which in turn could materially adversely affect our business, financial condition and results of operations.

An interruption of our production capability at one or more of our manufacturing facilities from pandemics, accident, calamity or other causes, or events affecting the global economy, could adversely affect our business.

We manufacture our products at a limited number of manufacturing facilities, and we generally do not have redundant production capabilities that would enable us to shift production of a particular product rapidly to another facility in the event of a loss of one of or a portion of one of our manufacturing facilities. A catastrophic loss of the use of one or more of our manufacturing facilities due to pandemics, including the COVID-19 pandemic, accident, fire, explosion, labor issues, tornado, other weather conditions, natural disasters, condemnation, cancellation or non-renewals of leases, terrorist attacks or other acts of violence or war or otherwise could have a material adverse effect on our production capabilities. In addition, unexpected failures, including as a result of power outages or similar disruptions outside of our control, of our equipment and machinery could result in production delays or the loss of raw materials or products in the equipment or machinery at the time of such failures. Any of these events could result in substantial revenue loss and repair costs. An interruption in our production capabilities could also require us to make substantial capital expenditures to replace damaged or destroyed facilities or equipment. There are a limited number of manufacturers that make some of the equipment we use in our manufacturing facilities, and we could experience significant delay in replacing manufacturing equipment necessary to resume production. An interruption in our production capability, particularly if it is of significant duration, could result in a permanent loss of customers who decide to seek alternate products.

Our business operations could be adversely affected by the loss of the services from members of our senior management team and other key employees.

Our success depends in part on the continued contributions of our senior management and other key employees. Our senior leadership team members have extensive sales and marketing, engineering, product development, manufacturing and finance backgrounds in our industry. This experience also includes specialized knowledge and expertise relating to the manufacturing and production of composite Outdoor Living products and recycled materials, a combination which may be particularly hard to replace considering the limited number of companies that produce such products in general and particularly with the breadth of our product offerings. The loss of any member of our senior management team or other key employees in the future could significantly impede our ability to successfully implement our business strategy, financial plans, product development goals, marketing initiatives and other objectives. Should we lose the services of any member of our senior management team or key personnel, replacing such personnel could involve a prolonged search and divert management time and attention and we may not be able to locate and hire a qualified replacement. We do not carry key man insurance to mitigate the financial effect of losing the services of any member of our management team.

Acquisitions or joint ventures we may pursue in the future may be unsuccessful.

We may consider the acquisition of other manufacturers or product lines of other businesses that either complement or expand our existing business, or may enter into joint ventures. For example, we have acquired a number of companies in our recent history, including with respect to both manufacturing operations and recycling initiatives. While we believe those acquisitions were successful in improving our business, we cannot assure you that we will be able to consummate any other acquisitions or joint ventures or that any future acquisitions or joint ventures will be able to be consummated at acceptable prices and on acceptable terms. Any future acquisitions or joint ventures we pursue may involve a number of risks, including some or all of the following:

•	difficulty in identifying acceptable acquisition candidates;

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the inability to consummate acquisitions or joint ventures on favorable terms and to obtain adequate financing, which financing may not be available to us at times, in amounts or on terms acceptable to us, if at all;

•	the diversion of management’s attention from our core businesses;

•	the disruption of our ongoing business;

•	entry into markets in which we have limited or no experience;

•	the inability to integrate our acquisitions or enter into joint ventures without substantial costs, delays or other problems;

•	unexpected liabilities for which we may not be adequately indemnified;

•	inability to enforce indemnification and non-compete agreements;

•	failing to successfully incorporate acquired product lines or brands into our business;

•	the failure of the acquired business or joint venture to perform as well as anticipated;

•	the failure to realize expected synergies and cost savings;

•	the loss of key employees or customers of the acquired business;

•	increasing demands on our operational systems and the potential inability to implement adequate internal controls covering an acquired business or joint venture;

•	any requirement that we make divestitures of operations or property in order to comply with applicable antitrust laws;

•	possible adverse effects on our reported operating results, particularly during the first several reporting periods after the acquisition is completed; and

•	impairment of goodwill relating to an acquired business, which could reduce reported income.

Any of these risks could have a material adverse effect on our business, financial condition or results of operations.

In addition, acquisitions or joint ventures could result in significant increases in our outstanding indebtedness and debt service requirements or could involve the issuance of preferred stock or common stock that would be dilutive to existing stockholders. Incurring additional debt to fund an acquisition may result in higher debt service and a requirement to comply with financial and other covenants in addition to those contained in our Senior Secured Credit Facilities, including potential restrictions on future acquisitions and distributions. Funding an acquisition with our existing cash would reduce our liquidity. The terms of our existing and future debt agreements may limit the size and/or number of acquisitions we can pursue or our ability to enter into a joint venture.

Our business could be adversely affected if we fail to maintain product quality and product performance at an acceptable cost or if we incur significant losses, increased costs or harm to our reputation or brand as a result of product liability claims or product recalls.

In order to maintain and increase our net sales and sustain profitable operations we must produce high quality products at acceptable manufacturing costs and yields. If we are unable to maintain the quality and performance of our products at acceptable costs, our brand, the market acceptance of our products and our results of operations would suffer. As we regularly modify our product lines and introduce changes to our manufacturing processes or incorporate new raw materials, we may encounter unanticipated issues with product quality or production delays. For example, we have recently introduced products that incorporate larger proportions of reclaimed raw materials, primarily reclaimed polyethylene and PVC. While we engage in product testing in an effort to identify and address any product quality issues before we introduce products to market, unanticipated product quality or performance issues may be identified after a product has been introduced and sold.

In addition, we face the risk of exposure to product liability or other claims, including class action lawsuits, in the event our products are, or are alleged to be, defective or have resulted in harm to persons or to property. We may in the future incur significant liabilities if product liability lawsuits against us are successful. We may also have to recall and/or replace defective products, which would also result in adverse publicity and loss of sales, and would result in us incurring costs connected with the recall, which could be material. Any losses not covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Real or perceived quality issues, including those arising in connection with product liability lawsuits, warranty claims or recalls, could also result in adverse publicity, which could harm our brand and reputation and cause our sales to decline rapidly. In addition, any such issues may be seized on by competitors in efforts to increase their market share.

We provide product warranties and, if our product warranty obligations were significantly in excess of our reserves, our business, financial condition and results of operations could be materially and adversely affected.

We provide various warranties on our products, ranging from five years to lifetime warranties depending on the product and subject to various limitations. Management estimates warranty reserves, based in part upon historical warranty costs, as a proportion of sales by product line. Management also considers various relevant factors, including our stated warranty policies and procedures, as part of the evaluation of our warranty liability. Because warranty issues may surface later in the life cycle of a product, management continues to review these estimates on a regular basis and considers adjustments to these estimates based on actual experience compared to historical estimates. Estimating the required warranty reserves requires a high level of judgment, especially as many of our products are at a relatively early stage in their product life cycles, and we cannot be sure that our warranty reserves will be adequate for all warranty claims that arise. We have recently increased our use of reclaimed materials in the manufacturing of our products. While we performed extensive testing in connection with the utilization of such materials, the use of reclaimed materials represents a recent and significant change in our business and the use of such materials may result in unanticipated product quality or performance issues and an increase in warranty claims for certain of our products. We have also recently introduced a new warranty that provides coverage for labor costs incurred in the replacement of products under warranty under specified circumstances. Although we have significant experience regarding warranty claims on our products generally, we do not have historical experience relating to warranty claims under the terms of this new warranty coverage. Warranty obligations in excess of our reserves could have a material adverse effect on our business, financial condition and results of operations.

We depend on third parties for transportation services, and the lack of availability of and/or increases in the cost of transportation could have a material adverse effect on our business and results of operations.

Our business depends on the transportation of both finished goods to our distributors and other customers and the transportation of raw materials to us primarily through the use of flatbed trucks and rail transportation. We rely on third parties for transportation of these items. The availability of these transportation services is subject to various risks, including those associated with supply shortages, change in fuel prices, work stoppages, operating hazards and interstate transportation regulations. In particular, a significant portion of our finished goods are transported by flatbed trucks, which are occasionally in high demand (especially at the end of calendar quarters) and/or subject to price fluctuations based on market conditions and the price of fuel.

If the required supply of transportation services is unavailable when needed, we may be unable to sell our products when they are requested by our customers. In that event, we may be required to reduce the price of the affected products, seek alternative and, potentially more costly, transportation services or be unable to sell the affected products. Similarly, if any of these transportation providers were unavailable to deliver raw materials to us in a timely manner, we may be unable to manufacture our products in response to customer demand. In addition, a significant increase in transportation rates or fuel surcharges could adversely affect our profitability. Any of these events could have a material adverse effect on our business and results of operations.

Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled manufacturing, sales and other personnel could adversely affect our business.

An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. In addition, although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

The competition for skilled manufacturing, sales and other personnel is often intense in the regions in which our manufacturing facilities are located, including in Wilmington, Ohio and Scranton, Pennsylvania. A significant increase in the salaries and wages paid by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay or both. If we are unable to hire skilled manufacturing, sales and other personnel, our ability to execute our business plan, and our results of operations, would suffer.

If we are unable to collect accounts receivable from one or more of our significant distributors, dealers or other customers, our financial condition and operating results could suffer.

We extend credit to our distributors and, to a lesser extent, dealers and other customers, based on an evaluation of their financial condition, and we generally do not require collateral to secure these extensions of credit. The financial health of many of our customers is affected by changes in the economy and the cyclical nature of the building industry. The effects of the COVID-19 pandemic and the related economic downturn or protracted or severe economic declines and cyclical downturns from other causes in the building industry may cause our customers to be unable to satisfy their payment obligations, including their debts to us. While we maintain allowances for doubtful accounts, these allowances may not be adequate to provide for actual losses, and our financial condition and results of operation could be materially and adversely affected if our losses from doubtful accounts significantly exceed our estimates.

The estimates and forecasts of market opportunity and market growth included in this prospectus may prove to be inaccurate, and we cannot assure you our business will grow at similar rates, or at all.

Estimates and forecasts of market size and opportunity and of market growth are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus of the size of the markets that we may be able to address and the growth in these markets are subject to many assumptions and may prove to be inaccurate. We expect that the COVID-19 pandemic may materially affect the growth of various of the markets discussed in this prospectus, and we cannot predict the extent to which those estimates will be affected. Further, we may not be able to address fully the markets that we believe we can address, and we cannot be sure that these markets will grow at historical rates or the rates we expect for the future. Even if we are able to address the markets that we believe represent our market opportunity and even if these markets experience the growth we expect, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates and forecasts of market size and opportunity and of market growth included in this prospectus may not be indicative of our future growth.

Our insurance coverage may be inadequate to protect against the potential hazards incident to our business.

We maintain property, business interruption, product liability and casualty insurance coverage, but such insurance may not provide adequate coverage against potential claims, including losses resulting from interruptions in our production capability or product liability claims relating to the products we manufacture. Consistent with market conditions in the insurance industry, premiums and deductibles for some of our insurance policies have been increasing and may, in the future, increase substantially. In some instances, some types of insurance may become available only for reduced amounts of coverage, if at all. In addition, our insurers could deny coverage for claims. If we were to incur a significant liability for which we were not fully insured or that our insurers disputed, our business, financial condition or results of operations could be materially adversely affected.

We expect that this offering will cause us to experience an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, which will limit the amount of our net operating loss carryforwards that we may use to reduce our tax liability in a given period.

As of September 30, 2020, we had net operating loss carryforwards, or NOLs, of $113.7 million. These NOLs may be used to offset future taxable income and thereby reduce our U.S. federal income taxes otherwise payable. Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, imposes an annual limit on the ability of a corporation that undergoes an “ownership change” to use its NOLs to reduce its tax liability. In the event of an ownership change, we would not be able to use our pre-ownership change NOLs in excess of the limitation imposed by Section 382 of the Code for each annual period.

We expect that this offering will cause us to experience an ownership change. While our NOLs may be subject to an annual limitation as a result of this ownership change, and although we cannot be certain, we expect that our ability to use the NOLs over time will not be materially affected by such limitation.

We are in the early stages of implementing strategic initiatives related to the use of recycled materials. If we fail to implement these initiatives as expected, our business, financial condition and results of operations could be adversely affected.

Our future financial performance depends in part on our management’s ability to successfully implement our strategic initiatives related to developing our recycling capabilities and other cost savings measures, with an aim to reduce our material costs, improve net manufacturing productivity and enhance our business operations. We are still in the early stages of material substitution across our manufacturing network and realizing the benefits of our investments in recycling. To achieve such benefits, we must recycle materials on a cost-effective basis and efficiently convert these materials into high-quality finished goods. This strategy involves significant risks, including the risks that:

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Our profitability may be materially diminished. The variability of our raw material sources can result in considerable reduction in our operating rates and yields, which may more than offset any savings we realize from the low purchase price of the materials.

We may not produce a sustainable return on investment. Our plants must convert our raw materials at high rates and net yields to generate the profit margins and cash flows necessary to achieve sustainable returns.

Risks Relating to Accounting Matters and Internal Controls

We may incur goodwill and other intangible or long-lived asset impairment charges that adversely affect our operating results.

We review our goodwill and other intangibles not subject to amortization for impairment annually, or when events or circumstances indicate that it is more likely than not that the fair value of a reporting unit could be lower than its carrying value. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or long-lived assets. No impairments were recorded for the years ended September 30, 2020, 2019 or 2018. In the event that we determine our goodwill or long-lived assets are impaired, we may be required to record a significant charge to earnings in our financial statements that could have a material adverse effect on our results of operations.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our Class A common stock may decline.

As of September 30, 2020, we determined that we have the following material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. For a discussion of additional material weaknesses, and additional elements of existing material weaknesses, that have been remediated as of September 30, 2020, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.”

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We did not design or maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of resources with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. This material weakness resulted in the revision of our consolidated financial statements as of September 30, 2018 and for the year then ended, and in immaterial audit adjustments to our consolidated financial statements as of September 30, 2020, 2019, 2018 and 2017 and for the years then ended. This material weakness also contributed to the following additional material weakness.

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We did not design and maintain effective controls over certain information technology, or IT, general controls for information systems and applications that are relevant to the preparation of the financial statements. Specifically, we did not design and maintain user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs and data to appropriate company personnel. This material weakness did not result in a misstatement to our financial statements.

Each of the material weaknesses described above involve control deficiencies that could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute material weaknesses.

These material weaknesses will not be remediated until our remediation plan has been fully implemented and we have concluded that our controls are operating effectively for a sufficient period of time, which includes additional testing of operating effectiveness. We cannot be certain that the steps we are taking will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. In addition, we cannot be certain that we have identified all material weaknesses in our internal control over financial reporting, or that in the future we will not have additional material weaknesses in our internal control over financial reporting. For more information related to our material weaknesses and their remediation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.”

If we fail to effectively remediate the material weaknesses in our internal control over financial reporting, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may be unable to accurately or timely report our financial condition or results of operations. We also could become subject to sanctions or investigations by the securities exchange on which our Class A common stock is listed, the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets, and the trading price of our Class A common stock may decline.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations and the listing standards of the NYSE.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

In addition to the material weaknesses in our internal control over financial reporting that we have identified, we may discover additional weaknesses in our disclosure controls and internal control over financial reporting in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material adverse effect on our business and operating results and could cause a decline in the price of our Class A common stock.

Subjective estimates and judgments used by management in the preparation of our financial statements, including estimates and judgments that may be required by new or changed accounting standards, may impact our financial condition and results of operations.

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses including the accounting for rebates, warranties and recovery of goodwill. In addition, we are required to make estimates and judgements regarding revenue recognition, equity-based compensation and income taxes, among other accounting matters. Due to the inherent uncertainty in making these and other estimates, results reported in future periods may be affected by changes in estimates reflected in our financial statements for earlier periods. From time to time, there may be changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retrospectively. If the estimates and judgments we use in preparing our financial statements are subsequently found to be incorrect or if we are required to restate prior financial statements, our financial condition or results of operations could be significantly affected.

Risks Relating to our Intellectual Property and Information Technology Systems

Our business operations could suffer if we fail to adequately protect our intellectual property rights, and we may experience claims by third parties that we are violating their intellectual property rights.

We rely on trademark and service mark protection to protect our brands, and we have registered or applied to register many of these trademarks and service marks. In particular, we believe the AZEK and AZEK Exteriors brands, the TimberTech brand and the VERSATEX brand are significant to the success of our business. In the event that our trademarks or service marks are successfully challenged and we lose the rights to use those trademarks or service marks, or if we fail to prevent others from using them (or similar marks), we could be forced to rebrand our products, requiring us to devote resources to advertising and marketing new brands. In addition, we cannot be sure that any pending trademark or service mark applications will be granted or will not be challenged or opposed by third parties or that we will be able to enforce our trademark rights against counterfeiters.

We generally rely on a combination of unpatented proprietary know-how and trade secrets, and to a lesser extent, patents to preserve our position in the market. Because of the importance of our proprietary know-how and trade secrets, we employ various methods to protect our intellectual property, such as entering into confidentiality agreements with third parties, and controlling access to, and distribution of, our proprietary information. We may not be able to deter current and former employees, contractors and other parties from breaching confidentiality obligations and misappropriating proprietary information. It is difficult for us to monitor unauthorized uses of our products and technology. Accordingly, these protections may not be adequate to prevent competitors from copying, imitating or reverse engineering our products or from developing and marketing products that are substantially equivalent to or superior to our own.

In addition, we have applied for patent protection relating to certain existing and proposed products, processes and services or aspects thereof. We cannot be sure that any of our pending patent applications will be granted or that any patents issued as a result of our patent applications will be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage.

If third parties take actions that affect our rights or the value of our intellectual property or proprietary rights, or if we are unable to protect our intellectual property from infringement or misappropriation, other companies may be able to offer competitive products at lower prices, and we may not be able to effectively compete against these companies. In addition, if any third party copies or imitates our products in a manner that affects customer or consumer perception of the quality of our products, or of engineered products generally, our reputation and sales could suffer whether or not these violate our intellectual property rights.

In addition, we face the risk of claims that we are infringing third parties’ intellectual property rights. Any such claim, even if it is without merit, could be expensive and time-consuming to defend and could divert the time and attention of our management. An intellectual property claim against us that is successful could cause us to cease making or selling products that incorporate the disputed intellectual property, require us to redesign our products, which may not be feasible or cost effective, and require us to enter into costly royalty or licensing arrangements, any of which could have a material adverse effect on our business, financial condition and results of operations. Moreover, certain material technology and know-how we use to manufacture our products is licensed to us rather than owned by us, and our license is subject to termination in the event of uncured material breach, among other reasons.

Any major disruption or failure of our information technology systems or our website, or our failure to successfully implement new technology effectively, could adversely affect our business and operations.

We rely on various information technology systems, owned by us and third parties, to manage our operations, maintain books and records, record transactions, provide information to management and prepare our financial statements. In addition, we have made a significant investment in our website which we believe is critical for lead generation and is the primary forum through which we interact with end consumers. A failure of our information technology systems or our website to operate as expected could disrupt our business and adversely affect our financial condition and results of operations. These systems and our website are vulnerable to damage from hardware failure; fire; power loss; internet, data network and telecommunications failure; loss or corruption of data and impacts of terrorism; natural disasters or other disasters. We may not have sufficient redundant operations to cover a loss or failure in a timely manner. In addition, the operation of these systems and our website is dependent upon third party technologies, systems and services, and support by third party vendors, and we cannot be sure that these third party systems, services and support will continue to be available to us without interruption, particularly in light of the disruptions stemming from the COVID-19 pandemic. Any damage to our information technology systems or website could cause interruptions to our operations that materially adversely affect our ability to meet customers’ requirements, resulting in an adverse impact to our business, financial condition and results of operations. Periodically, these systems and our website need to be expanded, updated or upgraded as our business needs change. We may not be able to successfully implement changes in our information technology systems and to our website without experiencing difficulties, which could require significant financial and human resources.

We face cybersecurity risks and risks arising from new regulations governing information security and privacy and may incur increasing costs in an effort to mitigate those risks.

We utilize systems and websites that allow for the secure storage and transmission of proprietary or confidential information regarding our customers, employees and others, including personal information. We may be vulnerable to, and unable to anticipate or detect, data security breaches and data loss, including rapidly evolving and increasingly sophisticated and prevalent cybersecurity attacks. In addition, data security breaches can also occur as a result of a breach by us or our employees or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. In addition to our own databases, we use third-party service providers to store, process and transmit confidential or sensitive information on our behalf. A data security breach could occur in the future either at their location or within their systems that could affect our personal or confidential information.

A data security breach may expose us to a risk of loss or misuse of this information, and could result in significant costs to us, which may include, among others, fines and penalties, costs related to remediation, potential costs and liabilities arising from governmental or third-party investigations, proceedings or litigation, diversion of management attention and harm to our reputation. We could also experience delays or interruptions in our ability to function in the normal course of business, including delays in the fulfillment of customer orders or disruptions in the manufacture and shipment of products. In addition, actual or anticipated attacks may cause us to incur costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Any compromise or breach of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, and a loss of confidence in our security measures, which could have an adverse effect on our business, financial condition and reputation.

The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements, which could cause us to incur substantial costs. In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data, including the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act of 1996, the Gramm Leach Bliley Act and various state laws relating to privacy and data security, including the California Consumer Privacy Act, which took effect on January 1, 2020.

Any failure or perceived failure by us to comply with laws, regulations, policies or regulatory guidance relating to privacy or data security may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our customers and consumers to lose trust in us, which could have an adverse effect on our reputation and business.

Risks Relating to our Regulatory Environment

We may be subject to significant compliance costs as well as liabilities under environmental, health and safety laws and regulations which could materially and adversely affect our business, financial condition and operations.

Our past and present operations, assets and products are subject to regulation by extensive environmental laws and regulations at the federal, state and local levels. These laws regulate, among other things, air emissions, the discharge or release of materials into the environment, the handling and disposal of wastes, remediation of contaminated sites, worker health and safety and the impact of products on human health and safety and the environment. Under some of these laws, liability for contaminated property may be imposed on current or former owners or operators of the property or on parties that generated or arranged for waste sent to the property for disposal. Liability under these laws may be joint and several and may be imposed without regard to fault or the legality of the activity giving rise to the contamination. Our facilities are located on sites that have been used for manufacturing activities for an extended period of time, which increases the possibility of contamination being present. Despite our compliance efforts, we may still face material liability, limitations on our operations or fines or penalties for violations of environmental, health and safety laws and regulations, including releases of regulated materials and contamination by us or previous occupants at our current or former properties or at offsite disposal locations we use.

We are also subject to permitting requirements under environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate. Those requirements obligate us to obtain permits from one or more governmental agencies in order to conduct our operations. Such permits are typically issued by state agencies, but permits and approvals may also be required from federal or local governmental agencies. The requirements for such permits vary depending on the location where our regulated activities are conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued and the conditions that may be imposed in connection with the granting of the permit. Any failure to obtain or delay in obtaining a permit required for our operations, or the imposition of onerous conditions in any such permits, could adversely affect our business, financial condition and operations.

Applicable environmental, health and safety laws and regulations, and any changes to them or in their enforcement, may require us to make material expenditures with respect to ongoing compliance with, or remediation under, these laws and regulations or require that we modify our products or processes in a manner that increases our costs and/or reduces our profitability. For example, additional pollution control equipment, process changes or other environmental control measures may be needed at our facilities to meet future requirements. In addition, discovery of currently unknown or unanticipated soil or groundwater contamination at our properties could result in significant liabilities and costs. Accordingly, we are unable to predict the future costs of compliance with, or liability under, environmental, health and safety laws and regulations.

Changes to legislative and regulatory policies related to home ownership may have a material adverse effect on our business, financial condition and results of operations.

Our markets are affected by legislative and regulatory policies that promote or do not promote home ownership, such as U.S. tax rules allowing for deductions of mortgage interest or interest on home equity loans. In addition, recent U.S. federal and state legislative and regulatory policies enacted in response to the COVID-19 pandemic provide various measures of relief for homeowners, primarily in the form of mortgage payment forbearance for homeowners with federally-backed mortgages and temporary moratoria on foreclosures and evictions. It remains uncertain whether or to what extent such relief measures could protect homeowners, including as a result of their possible expiration and non-renewal, and what impact they will have on the U.S. real estate market and the U.S. and global economies generally, and our business, financial condition and results of operations may be materially and adversely affected as a result. Future changes to laws or policies relating to these or similar matters could reduce demand for our products and have a material adverse effect on our business, financial condition and results of operations.

Many of our products must comply with local building codes and ordinances and failure of our products to comply with such codes and ordinances may have an adverse effect on our business.

Many of our products must comply with local building codes and ordinances. These codes and ordinances are subject to future government review and interpretation. If our products fail to comply with such local building codes or ordinances, our ability to market and sell such products would be impaired. Also, should these codes and ordinances be amended or expanded, or should new laws and regulations be enacted, we could incur additional costs or become subject to requirements or restrictions that require us to modify our products or adversely affect our ability to market and sell our products. Furthermore, failure of our products to comply with such codes or ordinances could subject us to negative publicity or damage our reputation.

Changes in trade policies, including the imposition of tariffs, could negatively impact our business, financial condition and results of operations.

The Trump administration has, in some instances, taken action with respect to major changes to certain trade policies, such as the imposition of tariffs on imported products and the withdrawal from or renegotiation of certain trade agreements, including the North American Free Trade Agreement. For example, the United States has increased tariffs on certain imports from China, as well as on steel and aluminum products imported from various countries. We procure certain of the raw materials we use in the manufacturing of our products directly or indirectly from outside of the United States. The imposition of tariffs and other potential changes in U.S. trade policy could increase the cost or limit the availability of raw materials, which could hurt our competitive position and adversely impact our business, financial condition and results of operations.

We operate in select non-U.S. markets and are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, as well anti-corruption laws and regulations in other countries, in addition to laws and regulations relating to export controls and economic sanctions. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various U.S. and non-U.S. anti-corruption laws, including the FCPA, collectively, the Anti-Corruption Laws. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments of cash (or anything else of value) to government officials and other persons in order to obtain or retain business. Our business operations also must be conducted in compliance with applicable export control and economic sanctions laws and regulations, collectively, the Trade Controls, including rules administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant authorities.

We strive to conduct our business activities in compliance with applicable Anti-Corruption Laws and Trade Controls, and we are not aware of issues of historical noncompliance. However, full compliance cannot be guaranteed. Further expansion outside the United States would likely increase our future legal exposure. Violations of Anti-Corruption Laws or Trade Controls, or even allegations of such violations, could result in civil or criminal penalties, as well as disrupt our business, operations, financial condition and results of operations. Further, changes to the applicable laws and regulations, and/or significant business growth, may result in the need for increased compliance-related resources and costs.

Risks Relating to Our Indebtedness

Our substantial indebtedness could materially adversely affect our financial condition.

We have a significant amount of indebtedness. As of September 30, 2020, our total indebtedness was $467.7 million under our first lien credit facility, or the Term Loan Agreement.

Our substantial indebtedness could have important consequences to the holders of our Class A common stock, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

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requiring us to dedicate a substantial portion of our cash flows to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

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exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Term Loan Agreement and our revolving credit agreement, or the Revolving Credit Facility, and, together, with the Term Loan Agreement, the Senior Secured Credit Facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the credit agreements that govern the Senior Secured Credit Facilities contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt. See “Description of Certain Indebtedness.”

The Term Loan Agreement will mature on May 5, 2024, and the Revolving Credit Facility will mature on March 9, 2022. We may need to refinance all or a portion of our indebtedness on or before the maturity thereof. We may not be able to obtain such financing on commercially reasonable terms or at all. Failure to refinance our indebtedness could have a material adverse effect on us.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors, some of which are beyond our control. We cannot be sure that our business will generate sufficient cash flows from operating activities, or that future borrowings will be available, to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreements that govern the Senior Secured Credit Facilities restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Description of Certain Indebtedness.”

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would have a material adverse effect on our financial condition and results of operations.

If we cannot make scheduled payments on our debt, we will be in default, and the lenders under the Senior Secured Credit Facilities could terminate their commitments to loan money, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. Any of these events could result in you losing all or a portion of your investment in the Class A common stock.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described herein.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the credit agreements that govern the Senior Secured Credit Facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. As of September 30, 2020 and 2019, we had commitments available for borrowing under the Revolving Credit Facility of up to $150.0 million. We also have the option to increase the commitments under the Revolving Credit Facility by up to $100.0 million, subject to certain conditions.

Because our borrowing capacity under the Revolving Credit Facility depends, in part, on inventory, accounts receivable and other assets that fluctuate from time to time, the amount of commitments may not reflect actual borrowing capacity. In addition, the Term Loan Agreement provides for additional uncommitted incremental term loans of up to $150.0 million, with additional incremental term loans available if certain leverage ratios are maintained. All of those borrowings would be secured by first-priority liens on our property.

The terms of the credit agreements that govern the Senior Secured Credit Facilities may restrict our current and future operations, including our ability to respond to changes or to take certain actions.

The credit agreements that govern the Senior Secured Credit Facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.” The restrictive covenants under the Senior Secured Credit Facilities include restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase junior debt;

•	issue certain preferred stock or similar equity securities;

•	make loans and investments;

•	sell assets or property, except in certain circumstances;

•	incur liens;

•	enter into transactions with affiliates;

•	modify or waive certain material agreements in a manner that is adverse in any material respect to the lenders;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•

make fundamental changes in our business, corporate structure or capital structure, including, among other things, entering into mergers, acquisitions, consolidations and other business combinations or selling all or substantially all of our assets.

As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. If we incur indebtedness provided or guaranteed by the U.S. Government, including pursuant to the CARES Act, we may be subject to additional restrictions on our operations, including limitations on employee headcount and compensation reductions and other cost reduction activities.

A breach of the covenants or restrictions under the credit agreements that govern the Senior Secured Credit Facilities could result in a default or an event of default. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Senior Secured Credit Facilities would permit the lenders under the Revolving Credit Facility to terminate all commitments to extend further credit under such facility. Furthermore, if we were unable to repay the amounts due and payable under the Senior Secured Credit Facilities, those lenders under each facility could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders were to accelerate the repayment of our indebtedness, we and our subsidiaries may not have sufficient assets to repay that indebtedness. In exacerbated or prolonged circumstances, one or more of these events could result in our bankruptcy or liquidation.

We rely on available borrowings under the Revolving Credit Facility for cash to operate our business, and the availability of credit under the Revolving Credit Facility may be subject to significant fluctuation.

In addition to cash we generate from our business, our principal existing source of cash is borrowings available under the Revolving Credit Facility. As of September 30, 2020 and 2019, we had commitments available to be borrowed under the Revolving Credit Facility of up to $150.0 million. We also have the option to increase the commitments under the Revolving Credit Facility by up to $100.0 million, subject to certain conditions. There are limitations on our ability to incur the full $150.0 million of existing commitments under the Revolving Credit Facility. Availability will be limited to the lesser of a borrowing base and $150.0 million. The borrowing base is calculated on a monthly (or more frequent under certain circumstances) valuation of our inventory, accounts receivable and certain cash balances. As a result, our access to credit under the Revolving Credit Facility is potentially subject to significant fluctuation, depending on the value of the borrowing base-eligible assets as of any measurement date. On June 5, 2020, we entered into an amendment to the Revolving Credit Facility, or the RCF Amendment, which established $8.5 million of commitments for FILO Loans under the Revolving Credit Facility. The FILO Loans were available to be drawn in a single disbursement on or prior to December 31, 2020. We did not draw on the FILO Loans. The inability to borrow under the Revolving Credit Facility may adversely affect our liquidity, financial position and results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Based on amounts outstanding as of September 30, 2020 and 2019, each 100 basis point change in interest rates would result in a $4.7 million and $8.1 million change, respectively, in annual interest expense on our indebtedness under the Senior Secured Credit Facilities. See “Description of Certain Indebtedness.” We do not currently hedge the risk of changes in the interest rate under the Senior Secured Credit Facilities. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments or other instruments in order to reduce interest rate volatility. However, even if we do enter into interest rate swaps, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps or other instruments we enter into may not fully mitigate our interest rate risk.

Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR in the future may adversely affect our financing costs.

Currently, the Revolving Credit Facility and the Term Loan Agreement utilize the London Interbank Offered Rate, or LIBOR, or various alternative methods set forth in the Revolving Credit Facility and the Term Loan Agreement to calculate interest on any borrowings. National and international regulators and law enforcement agencies have conducted investigations into a number of rates or indices known as “reference rates.” Actions by such regulators and law enforcement agencies may result in changes to the manner in which certain reference rates are determined, their discontinuance or the establishment of alternative reference rates. In particular, on July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, or the FCA, which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Such announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. As a result, it appears highly likely that LIBOR will be discontinued or modified by 2021.

At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR or any other reference rate, or the establishment of alternative reference rates may have on LIBOR, other benchmarks or LIBOR-based debt instruments. Uncertainty as to the nature of such potential discontinuance, modification, alternative reference rates or other reforms could cause the interest rate calculated for the Revolving Credit Facility and the Term Loan Agreement to be materially different than expected, which could have a material adverse effect on our financing costs.

Risks Relating to Ownership of Our Class A Common Stock

The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the price you paid and may lose all or part of your investment.

If you purchase shares of Class A common stock in this offering, you may not be able to resell those shares at or above the price you paid. The market price of our Class A common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	the impacts of the COVID-19 pandemic on us and the national and global economies;

•	actual or anticipated fluctuations in our revenues or other operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•

additional shares of Class A common stock being sold into the market by us or our stockholders, or the anticipation of such sales, including if certain of our stockholders sell shares into the market when the applicable “lock-up” period ends for such stockholders;

•	announcements by us or our competitors of significant products or features, innovations, acquisitions, strategic partnerships, joint ventures, capital commitments, divestitures or other dispositions;

•	loss of relationships with significant distributors, dealers or other customers;

•	changes in operating performance and stock market valuations of companies in our industry, including our competitors;

•	increases in interest rates or changes in tax laws that make it more costly for consumers to finance home renovation or purchases;

•	difficulties in integrating any new acquisitions we may make;

•	loss of services from members of management or employees or difficulty in recruiting additional employees;

•	continued worsening of economic conditions in the United States and reduction in demand for our products, including any uncertainty as a result of the recent U.S. presidential election;

•	price and volume fluctuations in the overall stock market, including as a result of general economic trends;

•	lawsuits threatened or filed against us, or events that negatively impact our reputation; and

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many companies. Often, their stock prices have fluctuated in ways unrelated or disproportionate to their operating performance. In the past, stockholders have filed securities class action litigation against companies following periods of market volatility. Such securities litigation, if instituted against us, could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

An active trading market for our Class A common stock may not be sustained.

Our Class A common stock is listed on the NYSE under the symbol “AZEK”. However, we cannot be certain that an active trading market for our Class A common stock will be sustained on that exchange or elsewhere. Furthermore, we cannot be certain that we will continue to satisfy the continued listing standards of the NYSE. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a material adverse effect on the liquidity and price of our Class A common stock.

Future sales of our Class A common stock and other actions by our existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees, who are currently restricted from selling shares of our Class A common stock into the public markets, sell or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after the lock up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A common stock could decline. Upon the completion of this offering, we will have outstanding a total of 154,740,814 shares of Class A common stock and 100 shares of Class B common stock. Of these shares, only the shares of Class A common stock sold in this offering and in our prior offerings will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by persons who are not our “affiliates” as defined in Rule 144 under the Securities Act and who have complied with the holding period requirements of Rule 144 under the Securities Act.

In connection with this offering, we, the selling stockholders and our directors and officers have agreed or will agree with the underwriters that, until 60 days after the date of this prospectus, we and they will not, without the prior written consent of Barclays Capital Inc. and BofA Securities, Inc. on behalf of the underwriters, offer, sell or transfer any of our shares of common stock or securities convertible into or exchangeable for our common stock, subject to certain exceptions. When the lock-up period in these agreements expires, we and our stockholders subject to such lock-ups will be able to sell shares in the public market. In addition, Barclays Capital Inc. and BofA Securities, Inc., as representatives of the underwriters, may, together in their sole discretion, release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. Sales of a substantial number of such shares, or the perception that such sales may occur, upon the expiration or early release of the securities subject to the lock-up agreements could cause the price of our Class A common stock to decline or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. In addition, the Sponsors have demand and “piggy-back” registration rights with respect to our common stock, which give them the right to require us to file registration statements for public resale of the shares of our common stock that they own or to include such shares in registration statements that we may file for us or other stockholders. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future, including our common stock held by the Sponsors.

We currently do not intend to pay dividends on our Class A common stock, and our indebtedness could limit our ability to pay dividends on our Class A common stock.

We currently do not anticipate paying any cash dividends for the foreseeable future. In addition, the terms of our indebtedness limit our ability to pay dividends or make other distributions on, or to repurchase or redeem, shares of our capital stock. See “Description of Certain Indebtedness.” Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our Class A common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our Class A common stock that will prevail in the market after this offering will ever exceed the price that you pay. For more information, see “Dividend Policy.” We cannot be sure that we will pay dividends in the future or continue to pay dividends if we do commence paying dividends.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding our Class A common stock, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our Class A common stock could decline.

The trading market for our Class A common stock is influenced in part by the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not have any control over these analysts. If one or more of the analysts initiate research with an unfavorable rating or downgrade our Class A common stock, provide a more favorable recommendation regarding our competitors or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more analysts who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our Class A common stock to decline.

In addition, we have provided and expect to continue to provide various measures of financial guidance, possibly including guidance related to non-GAAP financial measures, and, if we do not meet any financial guidance that we may provide to the public, if we do not meet expectations of securities analysts or investors, or if our guidance is misunderstood by securities analysts or investors, the trading price of our Class A common stock could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

Future issuances of our Class A common stock, including upon conversion of our Class B common stock, could result in significant dilution to our stockholders, dilute the voting power of our Class A common stock and depress the market price of our Class A common stock.

Future issuances of our Class A common stock could result in dilution to existing holders of our Class A common stock. Such issuances, or the perception that such issuances may occur, could depress the market price of our Class A common stock. We may issue additional equity securities from time to time, including equity securities that could have rights senior to those of our Class A common stock. As a result, purchasers of shares of Class A common stock in this offering bear the risk that future issuances of equity securities may reduce the value of their shares and dilute their ownership interests. Also, to the extent outstanding stock-based awards are issued or become vested, there will be further dilution to the holders of our Class A common stock.

We have a dual-class capitalization structure, which may pose a particular risk of dilution to the holders of our Class A common stock. Each share of our Class B common stock, which is not entitled to vote for the election, removal and replacement of our directors, is convertible at any time at the option of the holder of the Class B common stock into one share of Class A common stock, which is entitled to vote for the election, removal and replacement of our directors. Accordingly, conversion of shares of our Class B common stock into shares of our Class A common stock would dilute holders of Class A common stock in terms of voting power in connection with the election, removal and replacement of our directors.

We are incurring and will continue to incur increased costs and will continue to devote substantial management time as a result of operating as a public company.

As a public company, we are subject to the reporting requirements of the Exchange Act, and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the NYSE, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Operating as a public company and complying with these requirements has increased our legal and financial compliance and investor relations costs and is making some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to continue to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we are incurring significant expenses and devoting substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of those costs.

Public company reporting and disclosure obligations and a broader shareholder base as a result of our status as a public company may expose us to a greater risk of claims by shareholders, and we may experience threatened or actual litigation from time to time. If claims asserted in such litigation are successful, our business and operating results could be adversely affected, and, even if claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them and the diversion of management resources, could adversely affect our business and operating results.

We are an “emerging growth company” and are availing ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we are taking advantage of and may continue to take advantage of, for as long as five years following the completion of our IPO, certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, under the JOBS Act, emerging growth companies can delay the adoption of certain new or revised accounting standards until those standards would otherwise apply to private companies.

We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we are not and will continue not to be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our financial statements with those of other public companies more difficult. We cannot predict if investors will find our Class A common stock less attractive because we are relying on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Risks Relating to Our Organizational Structure

The Sponsors will continue to hold a substantial portion of our outstanding common stock following this offering, and the Sponsors’ interests may conflict with our interests and the interests of other stockholders.

Prior to this offering, the Sponsors beneficially owned a majority of our outstanding common stock. Pursuant to the stockholders agreement, or the Stockholders Agreement, entered into by us and the Sponsors prior to the IPO, the Sponsors have the right to designate a number of individuals to be included in the slate of nominees for election to our board of directors equal to the greater of up to six directors and the number of directors comprising a majority of our board of directors for so long as the Sponsors collectively own 50% or more of the outstanding shares of our common stock. Following this offering, the Sponsors will cease to own a majority of our outstanding common stock. Subject to certain exceptions, for so long as the Sponsors collectively own less than 50% of the outstanding shares of our common stock, the Sponsors will have the right to designate that number of individuals to be included in the slate of nominees for election to our board of directors (rounded up to the nearest whole number or, if such rounding would cause the Sponsors to have the right to elect a majority of our board of directors, rounded to the nearest whole number) that is the same percentage of the total number of directors comprising our board as the collective percentage of common stock owned by the Sponsors. Because our board of directors is divided into three staggered classes, the Sponsors may be able to influence or control our affairs and policies even after they cease to own a majority of our outstanding Class A common stock during the period in which the Sponsors’ nominees finish their terms as members of our board, but in any event no longer than would be permitted under applicable law and the NYSE listing requirements.

In addition, the Stockholders Agreement provides that, for so long as the Sponsors collectively own at least 30% of the outstanding shares of our common stock, certain significant corporate actions require the prior written consent of each of the Sponsors, subject to certain exceptions. If either Sponsor owns less than 10% of the outstanding shares of our common stock, such action will not be subject to the approval of such Sponsor and the shares of common stock owned by such Sponsor will be excluded in calculating the 30% threshold.

These actions include:

•

merging or consolidating with or into any other entity, or transferring all or substantially all of our assets, taken as a whole, to another entity, or undertaking any transaction that would constitute a “Change of Control” as defined in our debt agreements;

•	acquiring or disposing of assets, in a single transaction or a series of related transactions, or entering into joint ventures, in each case with a value in excess of $75.0 million;

•	incurring indebtedness in a single transaction or a series of related transactions in an aggregate principal amount in excess of $100.0 million;

•	issuing our or our subsidiaries’ equity other than pursuant to an equity compensation plan approved by our stockholders or a majority of the directors designated by the Sponsors;

•	terminating the employment of our Chief Executive Officer or hiring or designating a new Chief Executive Officer;

•

entering into any transactions, agreements, arrangements or payments with either of the Sponsors or any other person who owns greater than or equal to 10% of our common stock then outstanding that are material or involve aggregate payments or receipts in excess of $500,000;

•	amending, modifying or waiving any provision of our organizational documents in a manner that adversely affects the Sponsors;

•	commencing any liquidation, dissolution or voluntary bankruptcy, administration, recapitalization or reorganization;

•	increasing or decreasing the size of our board of directors; and

•	entering into of any agreement to do any of the foregoing.

The interests of the Sponsors and their affiliates, including funds affiliated with the Sponsors, could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by the Sponsors could delay, defer or prevent a change in control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us. Additionally, the Sponsors and their affiliates are in the business of making investments in companies and may, from time to time, acquire and hold interests in or provide advice to businesses that compete directly or indirectly with us, or are suppliers or customers of ours. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor. So long as the Sponsors continue to directly or indirectly own a significant amount of our equity, the Sponsors will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

Provisions in our certificate of incorporation and bylaws, could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our Class A common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that our stockholders may deem advantageous. In particular, our certificate of incorporation and bylaws:

•

establish a classified board of directors so that not all members are elected at one time, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

permit our board of directors to establish the number of directors and fill any vacancies (including vacancies resulting from an expansion in the size of our board of directors), except in the case of the vacancy of a Sponsor-designated director (in which case the Sponsor that designated the director will be able to fill the vacancy);

•	establish limitations on the removal of directors;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that our board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware;

•

provide that stockholders may not act by written consent following the time when the Sponsors collectively cease to beneficially own at least a majority of the shares of our outstanding common stock, which time we refer to as the Trigger Date, which would require stockholder action to be taken at an annual or special meeting of our stockholders;

•

prohibit stockholders from calling special meetings following the Trigger Date, which would delay the ability of our stockholders to force consideration of a proposal or to take action, including with respect to the removal of directors; and

•

establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Section 203 of the Delaware General Corporation Law, or the DGCL, prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person, individually or together with any other interested stockholder, who owns or within the last three years has owned 15% of our voting stock, unless the business combination is approved in a prescribed manner. We have elected to opt out of Section 203 of the DGCL. However, our certificate of incorporation contains a provision that is of similar effect, except that it exempts from its scope the Sponsors, any of their affiliates and certain of their respective direct or indirect transferees as described under “Description of Capital Stock—Anti-Takeover Provisions.”

Any provision of our certificate of incorporation, our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock. See “Description of Capital Stock—Anti-Takeover Provisions.”

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for a wide range of disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty owed by any director or officer or other employee to us or our stockholders;

•

any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws (as they may be amended from time to time);

•	any action asserting a claim against us or any of our directors, officers or other employees governed by the internal-affairs doctrine;

•

any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws (including any right, obligation or remedy under our certificate of incorporation or our bylaws); and

•	any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware.

This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the exclusive-forum provisions in our certificate of incorporation.

The exclusive-forum provisions also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive-forum provision. However, there is substantial uncertainty as to whether a court would enforce the exclusive-forum provisions relating to causes of action arising under the Securities Act. If a court were to find any of the exclusive-forum provisions in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage lawsuits against us and our directors, officers and employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Our certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, neither of the Sponsors nor any of their respective portfolio companies, funds or other affiliates, nor any of their officers, directors, employees, agents, stockholders, members or partners currently have or will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, agent, stockholder, member, partner or affiliate of either of the Sponsors is or will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to a Sponsor, instead of to us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, agent, stockholder, member, partner or affiliate has directed to such Sponsor. For example, a director of our company who also serves as an officer, director, employee, agent, stockholder, member, partner or affiliate of one of the Sponsors, or any of their respective portfolio companies, funds, or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by either of the Sponsors to itself or themselves or their respective portfolio companies, funds or other affiliates instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in “Description of Capital Stock—Corporate Opportunity.”

We are a holding company and rely on dividends, distributions, and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash distributions and other transfers from our direct and indirect subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity Outlook—Holding Company Status.” Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could impair their ability to make distributions to us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other federal securities laws. Many statements included in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would” or the negative of these terms or other comparable terminology. In particular, statements about potential new products and product innovation, statements regarding the potential impact of the COVID-19 pandemic, statements about the markets in which we operate, including growth of our various markets and growth in the use of engineered products, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” are forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our market opportunity and the potential growth of that market;

•	our strategy, outcomes and growth prospects;

•	trends in our industry and markets; and

•	the competitive environment in which we operate.

Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	the fact that the COVID-19 public health pandemic is adversely affecting, and is expected to continue to adversely affect, certain aspects of our business;

•

demand for our products is significantly influenced by general economic conditions and trends in consumer spending on outdoor living and home exteriors, and adverse trends in, among other things, the health of the economy, repair and remodel and new construction activity, industrial production and institutional funding constraints;

•	risks associated with us competing against other manufacturers of (i) engineered and composite products; and (ii) products made from wood, metal and other traditional materials;

•	the seasonal nature of certain of our products and the impact that changes in weather conditions and product mix may have on our sales;

•	our ability to develop new and improved products and effectively manage the introduction of new products;

•	our ability to effectively manage changes in our manufacturing process resulting from cost savings and integration initiatives and the introduction of new products;

•	risks related to our ability to accurately predict demand for our products and risks related to our ability to maintain our relationships with key distributors or other customers;

•	risks related to shortages in supply, price increases or deviations in the quality of raw materials;

•	our ability to retain management;

•	risks related to acquisitions or joint ventures we may pursue;

•	our ability to maintain product quality and product performance at an acceptable cost, and potential exposures resulting from our product warranties;

•	our ability to ensure that our products comply with local building codes and ordinances;

•	risks arising from the material weaknesses we have identified in our internal control over financial reporting and any failure to remediate these material weaknesses;

•	our ability to maintain an effective system of internal controls and produce timely and accurate financial statements or comply with applicable regulations;

•	our ability to protect our intellectual property rights;

•	risk of disruption or failure of our information technology systems or failure to successfully implement new technology effectively;

•	cybersecurity risks and risks arising from new regulations governing information security and privacy;

•	the increased expenses associated with being a public company;

•	risks associated with our substantial indebtedness and debt service;

•	our reliance on dividends, distributions and other payments from our subsidiaries to meet our obligations;

•

the fact that the Sponsors will continue to hold a substantial portion of our outstanding common stock following this offering, and that the Sponsors’ interests may conflict with our interests and those of other stockholders;

•	certain provisions in our certificate of incorporation and our bylaws that may delay or prevent a change of control; and

•	other risks and uncertainties, including those described under “Risk Factors.”

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described under “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot be sure that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in, or implied by, the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe that information forms a reasonable basis for such statements, that information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

MARKET AND INDUSTRY DATA

We obtained the industry and market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from industry and general publications. Internal estimates are derived from information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on that information and our knowledge of our industry and market, which we believe to be reasonable. Certain industry and market data and forecasts in this prospectus are based on the independent research of Principia and Freedonia. In addition, while we believe the industry and market data included in this prospectus were based on reasonable assumptions when prepared, the industry and market data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.” The COVID-19 pandemic may materially affect the growth of various of the markets discussed in this prospectus, and we cannot predict the extent to which these estimates will be affected. These and other factors could cause results to differ materially from those expressed in, or implied by, the estimates made by independent parties and by us. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze or compute industry and market data would obtain the same results.

Information based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which data is derived.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from this offering.

We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. We will, however, bear the costs associated with the sale of shares by the selling stockholders, other than the underwriting discounts and commissions. For more information, see “Principal and Selling Stockholders” and “Underwriting.”

DIVIDEND POLICY

We did not declare any dividends in fiscal years 2020, 2019 and 2018, and we currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Instead, we anticipate that all of our earnings on our common stock in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us, including under the agreements governing our existing and any future indebtedness. See “Risk Factors—Risks Relating to Ownership of Our Class A Common Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Indebtedness.”

CAPITALIZATION

The following table describes our cash, cash equivalents and available-for-sale securities and capitalization as of September 30, 2020.

You should read the following information together with the information contained under the headings “Prospectus Summary—The Offering,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the related Notes appearing at the end of this prospectus.

(In thousands, except share and per share data)	As of September 30, 2020
Cash and Cash Equivalents	$215,012

Total Debt:
Revolving Credit Facility	$—
Term Loan Agreement	467,147

Total debt	$467,147

Stockholders’ Equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized and no shares issued and outstanding	—
Class A common stock, $0.001 par value; 1,100,000,000 shares authorized, 154,637,240 shares issued and outstanding	155
Class B common stock, $0.001 par value; 100,000,000 shares authorized, 100 shares issued and outstanding	—
Additional paid-in capital	1,587,208
Accumulated deficit	(283,475)

Total stockholders’ equity	1,303,888

Total Capitalization	$1,771,035

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of income data and selected consolidated statements of cash flow data for fiscal years 2020, 2019 and 2018 and the selected consolidated balance sheet data as of September 30, 2020 and 2019 have been derived from our Consolidated Financial Statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of September 30, 2018 have been derived from our Consolidated Financial Statements not included in this prospectus.

Our historical results are not necessarily indicative of future operating results. The selected financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related Notes included elsewhere in this prospectus.

	Years Ended September 30,
(In thousands, except share and per share data)	2020	2019	2018
Consolidated Statements of Income Data:
Net sales	$899,259	$794,203	$681,805
Cost of sales	603,209	541,006	479,769

Gross profit	296,050	253,197	202,036
Selling, general and administrative expenses	308,275	183,572	144,688
Other general expenses	8,616	9,076	4,182
Loss on disposal of property, plant and equipment	904	1,495	791

Operating income (loss)	(21,745)	59,054	52,375
Interest expense	71,179	83,205	68,742
Loss on extinguishment of debt	37,587	—	—

Income (loss) before income taxes	(130,511)	(24,151)	(16,367)
Income tax expense (benefit)	(8,278)	(3,955)	(23,112)

Net income (loss)	$(122,233)	$(20,196)	$6,745

Basic and diluted earnings (loss) per common share	$(1.01)	$(0.19)	$0.06

Basic and diluted weighted average common shares outstanding	120,775,717	108,162,741	108,162,741

Consolidated Statements of Cash Flow Data:
Net cash provided by (used in) operating activities	$98,361	$94,872	$67,302
Net cash provided by (used in) investing activities	(113,794)	(62,935)	(335,682)
Net cash provided by (used in) financing activities	124,498	(8,273)	248,742
Purchases of property, plant and equipment	(95,594)	(63,006)	(42,758)

	As of September 30,
(In thousands)	2020	2019	2018
Consolidated Balance Sheet Data:
Cash and cash equivalents	$215,012	$105,947	$82,283
Working capital(1)	300,655	150,593	138,870
Total assets	1,931,856	1,788,263	1,779,180
Total current liabilities	124,040	139,997	109,799
Total long-term debt—less current portion	462,982	1,103,313	1,107,989
Total stockholders’ equity	1,303,888	490,023	505,553

(1)	Working capital represents current assets less current liabilities.

Non-GAAP Financial Measures

To supplement our Consolidated Financial Statements prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP, we use certain non-GAAP performance financial measures, as described below, to provide investors with additional useful information about our financial performance, to enhance the overall understanding of our past performance and future prospects and to allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP financial measures to assist investors in seeing our financial performance from management’s view and because we believe they provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry. Our GAAP financial results include significant expenses that are not indicative of our ongoing operations as detailed in the tables below.

However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our Consolidated Financial Statements prepared and presented in accordance with GAAP.

	Years Ended September 30,
(In thousands)	2020	2019	2018
Non-GAAP Financial Measures:
Adjusted Gross Profit	$359,066	$314,858	$254,075
Adjusted Gross Profit Margin	39.9%	39.6%	37.3%
Adjusted Net Income	$72,632	$46,663	$44,645
Adjusted Diluted EPS	$0.59	$0.43	$0.41
Adjusted EBITDA	$213,513	$179,566	$150,065
Adjusted EBITDA Margin	23.7%	22.6%	22.0%

Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA, Adjusted EBITDA Margin and Net Leverage

We define Adjusted Gross Profit as gross profit before depreciation and amortization, business transformation costs and acquisition costs as described below. Adjusted Gross Profit Margin is equal to Adjusted Gross Profit divided by net sales. We define Adjusted Net Income as net income (loss) before amortization, stock-based compensation costs, business transformation costs, acquisition costs, initial public offering costs, capital structure transaction costs and certain other costs as described below. We define Adjusted Diluted EPS as Adjusted Net Income divided by weighted average common shares outstanding—diluted, to reflect the conversion or exercise, as applicable, of all outstanding shares of restricted stock awards, restricted stock units and options to purchase shares of our common stock. We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization and by adding to or subtracting therefrom items of expense and income as described above. Adjusted EBITDA Margin is equal to Adjusted EBITDA divided by net sales. Net Leverage is equal to gross debt less cash and cash equivalents, divided by trailing twelve months Adjusted EBITDA. We believe Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA, Adjusted EBITDA Margin and Net Leverage are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses that can vary from company to company depending on, among other things, its financing, capital structure and the method by which its assets were acquired, and can also vary significantly from period to period. We also add back depreciation and amortization and stock-based compensation because we do not consider them indicative of our core operating performance. We believe their exclusion facilitates comparisons of our operating performance on a period-to-period basis. Therefore, we believe that showing gross profit and net income, as adjusted to remove the impact of these expenses, is helpful to investors in assessing our gross profit and net income performance in a way that is similar to the way management assesses our performance. Additionally, EBITDA and EBITDA margin are common measures of operating performance in our industry, and we believe they facilitate operating comparisons. Our management also uses Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with other GAAP financial measures for planning purposes, including as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance. Management considers Adjusted Gross Profit and Adjusted Net Income and Adjusted Diluted EPS as useful measures because our cost of sales includes the depreciation of property, plant and equipment used in the production of products and the amortization of various intangibles related to our manufacturing processes. Further, management considers Net Leverage as a useful measure to assess our borrowing capacity.

Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA, Adjusted EBITDA Margin and Net Leverage have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	These measures do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	These measures do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our income tax expense or the cash requirements to pay our taxes;

•

Adjusted Gross Profit, Adjusted Net Income, Adjusted Diluted EPS and Adjusted EBITDA exclude the expense of depreciation, in the case of Adjusted Gross Profit and Adjusted EBITDA, and amortization, in each case, of our assets, and, although these are non-cash expenses, the assets being depreciated or amortized may have to be replaced in the future;

•

Adjusted Net Income, Adjusted Diluted EPS and Adjusted EBITDA exclude the expense associated with our equity compensation plan, although equity compensation has been, and will continue to be, an important part of our compensation strategy;

•

Adjusted Gross Profit, Adjusted Net Income, Adjusted Diluted EPS and Adjusted EBITDA exclude certain business transformation costs, acquisition costs and other costs, each of which can affect our current and future cash requirements; and

•

Other companies in our industry may calculate Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA, Adjusted EBITDA Margin and Net Leverage differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, none of these metrics should be considered indicative of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

The following table presents reconciliations of the most comparable financial measures calculated in accordance with GAAP to these non-GAAP financial measures for the periods indicated:

Adjusted Gross Profit and Adjusted Gross Profit Margin Reconciliation

	Years Ended September 30,
(In thousands)	2020	2019	2018
Gross profit	$296,050	$253,197	$202,036
Depreciation and amortization(1)	62,276	56,398	49,611
Business transformation costs(2)	—	5,263	—
Acquisition costs(3)	665	—	2,428
Other costs(4)	75	—	—

Adjusted Gross Profit	$359,066	$314,858	$254,075

	Years Ended September 30,
	2020	2019	2018
Gross margin	32.9%	31.9%	29.6%
Depreciation and amortization	6.9	7.1	7.3
Business transformation costs	—	0.6	—
Acquisition costs	0.1	—	0.4
Other costs	—	—	—

Adjusted Gross Profit Margin	39.9%	39.6%	37.3%

(1)

Depreciation and amortization for fiscal years 2020, 2019 and 2018 consists of $37.6 million, $28.9 million and $23.0 million, respectively, of depreciation and $24.7 million, $27.5 million and $26.6 million, respectively, of amortization of intangible assets, comprised of intangibles relating to our manufacturing processes.

(2)	Business transformation costs reflect startup costs of our new recycling facility of $5.3 million for fiscal year 2019.
(3)	Acquisition costs reflect inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition.
(4)	Other costs include reduction in workforce costs of $0.1 million for fiscal year 2020.

Adjusted Net Income and Adjusted Diluted EPS Reconciliation

	Years Ended September 30,
(In thousands)	2020	2019	2018
Net income (loss)	$(122,233)	$(20,196)	$6,745
Amortization(1)	55,144	60,226	51,372
Stock-based compensation costs	120,517	3,682	3,099
Asset impairment costs(2)	—	—	920
Business transformation costs(3)	594	16,560	5,822
Acquisition costs(4)	1,596	4,110	7,361
Initial public offering and Secondary offering costs(5)	8,616	9,076	789
Other costs(6)	4,154	(6,845)	1,667
Capital structure transaction costs(7)	37,587	—	367
Tax impact of adjustments(8)	(33,343)	(19,950)	(10,990)
Tax Act remeasurement(9)	—	—	(22,507)

Adjusted Net Income	$72,632	$46,663	$44,645

	Years Ended September 30,
	2020	2019	2018
Net income (loss) per common share—diluted	$(1.00)	$(0.19)	$0.06
Amortization	0.45	0.56	0.47
Stock-based compensation costs	0.99	0.04	0.03
Asset impairment costs	—	—	0.01
Business transformation costs	—	0.15	0.05
Acquisition costs	0.01	0.04	0.07
Initial public offering and Secondary offering costs	0.07	0.08	0.01
Other costs	0.03	(0.06)	0.02
Capital structure transaction costs	0.31	—	—
Tax impact of adjustments	(0.27)	(0.19)	(0.10)
Tax Act remeasurement	—	—	(0.21)

Adjusted Diluted EPS(10)	$0.59	$0.43	$0.41

(1)	Effective as of September 30, 2020, we revised the definition of Adjusted Net Income to remove depreciation expense. The prior periods have been recast to reflect the change.
(2)	Asset impairment costs reflect tangible and intangible asset impairment costs of $0.9 million for fiscal year 2018.
(3)

Business transformation costs reflect consulting and other costs related to repositioning of our brands of $0.0 million, $4.3 million and $0.0 million for fiscal years 2020, 2019 and 2018, respectively, compensation costs related to the transformation of the senior management team of $0.6 million, $2.3 million and $0.2 million for fiscal years 2020, 2019 and 2018, respectively, costs related to the relocation of our corporate headquarters of $2.0 million for fiscal year 2019, start-up costs of our new recycling facility of $5.3 million for fiscal year 2019, and other integration-related costs of $2.7 million and $5.6 million for fiscal years 2019 and 2018, respectively.

(4)

Acquisition costs reflect costs directly related to completed acquisitions of $0.9 million, $4.1 million and $4.9 million for fiscal years 2020, 2019 and 2018, respectively and inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition of $0.7 million, $0.0 million and $2.4 million for fiscal years 2020, 2019 and 2018, respectively.

(5)	Initial public offering costs includes $1.4 million in fees related to the Secondary offering of our Class A common stock in fiscal year 2020.
(6)

Other costs reflect costs for legal expenses of $0.9 million, $0.9 million and $1.5 million for fiscal years 2020, 2019 and 2018, respectively, reduction in workforce costs of $0.4 million for fiscal year 2020, other miscellaneous adjustments of $0.2 million for fiscal year 2018, income from an insurance recovery of legal loss of $7.7 million for fiscal year 2019, and costs related to an incentive plan associated with the initial public offering of $2.9 million for fiscal year 2020.

(7)

Capital structure transaction costs include loss on extinguishment of debt of $1.9 million for the 2021 Senior Notes and $35.7 million for the 2025 Senior Notes for fiscal year 2020, and debt related issuance costs of $0.4 million for fiscal year 2018.

(8)	Tax impact of adjustments is based on applying a combined U.S. federal and state statutory tax rate of 24.5%, 24.0% and 24.0% for fiscal years 2020, 2019 and 2018, respectively.
(9)	Tax Act remeasurement is a one-time tax benefit of $22.5 million as a result of the remeasurement of certain deferred taxes due to the enactment of the Tax Act.
(10)

Weighted average common shares outstanding used in computing diluted net income (loss) per common share is 122,128,515 shares for fiscal year 2020, and 108,162,741 shares for fiscal years 2019 and 2018.

Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation

	Years Ended September 30,
(In thousands)	2020	2019	2018
Net income (loss)	$(122,233)	$(20,196)	$6,745
Interest expense	71,179	83,205	68,742
Depreciation and amortization	99,781	93,929	77,665
Tax expense (benefit)	(8,278)	(3,955)	(23,112)
Stock-based compensation costs	120,517	3,682	3,099
Asset impairment costs(1)	—	—	920
Business transformation costs(2)	594	16,560	5,822
Acquisition costs(3)	1,596	4,110	7,361
Initial public offering and Secondary offering costs(4)	8,616	9,076	789
Other costs(5)	4,154	(6,845)	1,667
Capital structure transaction costs(6)	37,587	—	367

Total adjustments	335,746	199,762	143,320

Adjusted EBITDA	$213,513	$179,566	$150,065

	Years Ended September 30,
	2020	2019	2018
Net margin	(13.6)%	(2.5)%	1.0%
Interest expense	7.9	10.5	10.1
Depreciation and amortization	11.1	11.8	11.4
Tax expense (benefit)	(0.9)	(0.5)	(3.4)
Stock-based compensation costs	13.4	0.5	0.4
Asset impairment costs	—	—	0.1
Business transformation costs	0.1	2.1	0.9
Acquisition costs	0.2	0.5	1.1
Initial public offering and Secondary offering costs	0.9	1.1	0.1
Other costs	0.4	(0.9)	0.2
Capital structure transaction costs	4.2	—	0.1

Total adjustments	37.3%	25.1%	21.0%

Adjusted EBITDA Margin	23.7%	22.6%	22.0%

(1)	Asset impairment costs reflect tangible and intangible asset impairment costs of $0.9 million for fiscal year 2018.
(2)

Business transformation costs reflect consulting and other costs related to repositioning of our brands of $0.0 million, $4.3 million and $0.0 million for fiscal years 2020, 2019 and 2018, respectively, compensation costs related to the transformation of the senior management team of $0.6 million, $2.3 million and $0.2 million for fiscal years 2020, 2019 and 2018, respectively, costs related to the relocation of our corporate headquarters of $2.0 million for fiscal year 2019, start-up costs of our new recycling facility of $5.3 million for fiscal year 2019, and other integration-related costs of $2.7 million and $5.6 million for the fiscal years 2019 and 2018, respectively.

(3)

Acquisition costs reflect costs directly related to completed acquisitions of $0.9 million, $4.1 million and $4.9 million for fiscal years 2020, 2019 and 2018, respectively and inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition of $0.7 million, $0.0 million and $2.4 million for fiscal years 2020, 2019 and 2018, respectively.

(4)	Initial public offering costs includes $1.4 million in fees related to the Secondary offering of our Class A common stock completed in fiscal year 2020.
(5)

Other costs reflect costs for legal expenses of $0.9 million, $0.9 million and $1.5 million for fiscal years 2020, 2019 and 2018, respectively, reduction in workforce costs of $0.4 million for fiscal year 2020, other miscellaneous adjustments of $0.2 million for fiscal year 2018, income from an insurance recovery of legal loss of $7.7 million for fiscal year 2019, and costs related to an incentive plan associated with the initial public offering of $2.9 million for fiscal year 2020.

(6)

Capital structure transaction costs include loss on extinguishment of debt of $1.9 million for the 2021 Senior Notes and $35.7 million for the 2025 Senior Notes for fiscal year 2020, and debt related issuance costs of $0.4 million for fiscal year 2018.

Net Leverage Reconciliation

Year Ended September 30,
(In thousands)	2020
Net income (loss)	$(122,233)
Interest expense	71,179
Depreciation and amortization	99,781
Tax expense (benefit)	(8,278)
Stock-based compensation costs	120,517
Asset impairment costs	—
Business transformation costs	594
Acquisition costs	1,596
Initial public offering and Secondary offering costs	8,616
Other costs	4,154
Capital structure transaction costs	37,587

Total adjustments	335,746

Adjusted EBITDA	$213,513

Long-term debt—less current portion	$462,982
Unamortized deferred financing fees	4,165
Unamortized original issue discount	507

Gross debt	$467,654
Cash and cash equivalents	(215,012)

Net debt	$252,642
Net Leverage	1.2x

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our Consolidated Financial Statements and related Notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.

Overview

We are an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable products focused on the highly attractive, fast-growing Outdoor Living market. Homeowners are continuing to invest in their outdoor spaces and are increasingly recognizing the significant advantages of long-lasting products, which are converting demand away from traditional materials, particularly wood. Our products transform those outdoor spaces by combining highly appealing aesthetics with significantly lower maintenance costs compared to traditional materials. Our innovative portfolio of Outdoor Living products, including decking, railing, trim and accessories, inspires consumers to design outdoor spaces tailored to their unique lifestyle needs. We are well known in the industry, and, according to data provided by Principia, we generally hold one of the top two market share positions by revenue in our product categories. In addition to our leading suite of Outdoor Living products, we sell a broad range of highly engineered products that are sold in commercial markets, including partitions, lockers and storage solutions. One of our core values is to “always do the right thing”. We make decisions according to what is right, not what is the cheapest, fastest or easiest, and we strive to always operate with integrity, transparency and the customer in mind. By extension, ESG stewardship is part of our corporate DNA. Our inclusive culture is driven by a shared passion for our corporate values and commitment to build a more sustainable future. We are focused on sustainability across our operations. We are committed to further accelerating the use of recycled materials across our portfolio of products, diverting millions of pounds of waste from entering landfills each year and enabling us to meet the growing demand for environmentally-friendly products that advance a circular economy. Our businesses leverage a shared technology and U.S.-based manufacturing platform to create products that convert demand from traditional materials to those that are long lasting and low-maintenance, fulfilling our brand commitment to deliver products that are “Beautifully Engineered to Last”.

We report our results in two segments: Residential and Commercial. In our Residential segment, our primary consumer brands, TimberTech and AZEK, are recognized by contractors and consumers for their premium aesthetics, uncompromising quality and performance, and diversity of style and design options. In our Commercial segment, we manufacture engineered sheet products and high-quality bathroom partitions and lockers. Over our history we have developed a reputation as a leading innovator in our markets by leveraging our differentiated manufacturing capabilities, material science expertise and product management proficiency to consistently introduce new products into the market. This long-standing commitment has been critical to our ability to stay at the forefront of evolving industry trends and consumer demands, which in turn has allowed us to become a market leader across our core product categories.

Basis of Presentation

Our Consolidated Financial Statements in this prospectus have been derived from our accounts and those of our wholly-owned subsidiaries. Our Consolidated Financial Statements are based on a fiscal year ending September 30.

In January 2020, we acquired Return Polymers, Inc. The assets acquired and liabilities assumed in connection with this acquisition were included in our consolidated balance sheet as of September 30, 2020 and in our consolidated statement of comprehensive income (loss) and statement of cash flow beginning from the effective date of the acquisition in January 2020. The results of operations of Return Polymers are included in our Residential segment.

Initial Public Offering

On June 16, 2020, we completed our IPO of our Class A common stock, in which we sold 38,237,500 shares, including 4,987,500 shares pursuant to the underwriters’ option to purchase additional shares. The shares began trading on the New York Stock Exchange on June 12, 2020 under the symbol “AZEK”. The shares were sold at an IPO price of $23.00 per share for net proceeds to us of approximately $819.7 million, after deducting underwriting discounts and commissions of $50.6 million and offering expenses of approximately $9.2 million payable by us. In addition, we used the net proceeds to redeem $350.0 million in aggregate principal of our then-outstanding 2025 Senior Notes, $70.0 million of our then-outstanding principal amount under the Revolving Credit Facility and effected a $337.7 million prepayment of our then-outstanding principal amount under the Term Loan Agreement.

Secondary Offering

On September 15, 2020, we completed an offering of 28,750,000 shares of Class A common stock, including the exercise in full by the underwriters of their option to purchase up to 3,750,000 additional shares of Class A common stock, at a public offering price of $33.25 per share. All of the shares were sold by certain of our stockholders, or the Selling Stockholders. We did not receive any of the proceeds from the sale of the shares by the Selling Stockholders. The estimated offering expenses of approximately $1.4 million is payable by us and recorded in “Other general expenses” within the Consolidated Statements of Comprehensive Income (Loss). Immediately subsequent to the closing of the secondary offering, OTPP converted 33,068,863 shares of its Class B common stock into shares of Class A common stock.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the following factors, which reflect our operating philosophy and continued focus on driving material conversion to our low-maintenance, engineered products in each of our markets.

Volume of Products Sold

Our net sales depend primarily on the volume of products we sell during any given period, and volume is affected by the following items:

•

Economic conditions: Demand for our products is significantly affected by a number of economic factors impacting our customers and consumers. For example, demand for products sold by our Residential segment is driven primarily by home repair and remodeling activity and, to a lesser extent, new home construction activity. The residential repair and remodeling market depends in part on home equity financing, and accordingly, the level of equity in homes will affect consumers’ ability to obtain a home equity line of credit and engage in renovations that would result in purchases of our products. Demand for our products is also affected by the level of interest rates and the availability of credit, consumer confidence and spending, housing affordability, demographic trends, employment levels and other macroeconomic factors that may influence the extent to which consumers engage in repair and remodeling projects to enhance the outdoor living spaces of their homes. Sales by our Commercial segment in the institutional construction market are affected by amounts available for expenditures in school construction, military bases and other public institutions, which depend in part on the availability of government funding and budgetary priorities. Sales of our engineered polymer materials in our industrial OEM markets are also affected by macroeconomic factors, in particular gross domestic product levels and levels of industrial production. Changes in these economic conditions can impact the volume of our products sold during any given period.

•

Material conversion: We have continued to increase sales of our products through our focused efforts to drive material conversion and market penetration of our products. We believe that there is a long-term trend toward material conversion from traditional materials, such as wood, to the low-maintenance, engineered materials we produce. We believe that our products offer a compelling value proposition due to their enhanced durability and lower maintenance costs compared to products manufactured from traditional materials, and we anticipate that sales of our products will continue to benefit from material conversion. The success of our efforts to drive conversion during any given period will impact the volume of our products sold during that period.

•

Product innovation: We continue to develop and introduce innovative products to accelerate material conversion and expand our markets. We believe that new products will enhance our ability to compete with traditional materials at a variety of price points, and we expect to continue to devote significant resources to developing innovative new products. The volume of our products sold during a given period will depend in part on our successfully introducing new products that generate additional demand as well as the extent to which new products may impact our sales of existing products.

•

Marketing and distribution: Demand for our products is influenced by our efforts to expand and enhance awareness of our premium brands and the benefits of our products as well as to drive continued material conversion. Within our Residential segment, we sell our products through a national network of more than 4,200 dealers, more than 35 distributors and multiple home improvement retailers providing extensive geographic coverage enabling us to effectively serve contractors across the United States and Canada. Within our Commercial segment, we sell our products through a widespread distribution network as well as directly to OEMs. Our customer-focused sales organization generates pull-through demand for our products by driving increased downstream engagement with consumers and key influencers such as architects, builders and contractors and by focusing on strengthening our position with dealers and growing our presence in retail. Our volume of product sales in a given period will be impacted by our ability to raise awareness of our brands and products.

Pricing

In general, our pricing strategy is to price our products at a premium relative to competing materials based on the value proposition they provide, including lower maintenance and lifetime costs. Our pricing strategy differs as between our two operating segments as follows:

•

Residential: Prices for our residential products are typically set annually, taking into account anticipated changes in input costs, market dynamics and new product introductions by us or our competitors.

•

Commercial: A number of our commercial product sales, such as those related to our partitions and lockers product lines, are customized by order, and, therefore, these products are typically priced based on the nature of the particular specifications ordered. For other commercial products, such as various Vycom product lines, we maintain standard pricing lists that we review and change periodically.

Cost of Materials

Raw material costs, including costs of petrochemical resins, reclaimed polyethylene and PVC material, waste wood fiber and aluminum, represent a majority of our cost of sales. The cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has been affected by changes in supply and demand and in the price of crude oil. In addition, the price of reclaimed polyethylene material, waste wood fiber, aluminum, other additives (including modifiers, TiO2 and pigments) and other raw materials fluctuates depending on, among other things, overall market supply and demand and general business conditions. We seek to mitigate the effects of increases in raw material costs by broadening our supplier base, increasing our use of recycled material and scrap, reducing waste and exploring options for material substitution without sacrificing quality. We have long-standing relationships as well as guaranteed supply contracts with some of our key suppliers but, other than certain contracts with prices determined based on the current index price, we have no fixed-price contracts with any of our major vendors. Under our guaranteed supply contracts, the prices are either established annually based on a discount to the then-current market prices or, for purchase orders, based on market rates in effect when the orders become effective. Prices for spot market purchases are negotiated on a continuous basis in line with the market at the time. We have not entered into hedges with respect to our raw material costs at this time, but we may choose to enter into such hedges in the future. For additional information, see “—Quantitative and Qualitative Disclosures about Market Risk—Raw Materials; Commodity Price Risk.”

Product Mix

We offer a wide variety of products across numerous product lines within our Residential and Commercial segments, and these products are sold at different prices, are composed of different materials and involve varying levels of manufacturing complexity. In any particular period, changes in the volume of particular products sold and the prices of those products relative to other products will impact our average selling price and our cost of sales. For example, the gross margins of our Residential segment significantly exceed the gross margins of our Commercial segment. In addition to the impacts attributable to product mix as between the Residential and Commercial segments, our results of operations are impacted by the relative margins associated with individual products within our Residential and Commercial segments, which vary among products. As we continue to introduce new products at varying price points to compete with products made with wood or other traditional materials across a wide range of prices, our overall gross margins may vary from period to period as a result of changes in product mix and different margins for our higher and lower price point offerings. We may choose to introduce new products with initially lower gross margins with the expectation that those margins will improve over time as we improve our manufacturing efficiency for those products. In addition, our product mix and our gross margins may be impacted by our marketing decisions in a particular period as well as the rebates and incentives that we may extend to our customers in a particular period. We also continue to seek to enhance our gross margins by improving manufacturing efficiency across our operations, including by investing in, and expanding, our recycling capabilities and implementing initiatives to more efficiently use scrap and to reduce waste. Our success in achieving margin improvements through these initiatives may vary due to changes in product mix as different products benefit to different degrees from these initiatives.

Seasonality

Although we generally have demand for our products throughout the year, our sales have historically experienced some seasonality. We have typically experienced moderately higher levels of sales of our residential products in the second fiscal quarter of the year as a result of our “early buy” sales and extended payment terms typically available during the second fiscal quarter of the year. As a result of these extended payment terms, our accounts receivable have typically reached seasonal peaks at the end of the second fiscal quarter of the year, and our net cash provided by operating activities has typically been lower in the second fiscal quarter relative to in other quarters. Our sales are also generally impacted by the number of days in a quarter or a year that contractors and other professionals are able to install our products. This can vary dramatically based on, among other things, weather events such as rain, snow and extreme temperatures. We have generally experienced lower levels of sales of our residential products in the first fiscal quarter due to adverse weather conditions in certain markets, which typically reduce the construction and renovation activity during the winter season. In addition, we have experienced higher levels of sales of our bathroom partition products and our locker products during the second half of our fiscal year, which includes the summer months when schools are typically closed and therefore are more likely to undergo remodel activities.

COVID-19

Since the onset of the COVID-19 pandemic, we have been focused on protecting our employees’ health and safety, meeting our customers’ needs as they navigate an uncertain financial and operating environment, working closely with our suppliers to protect our ongoing business operations and rapidly adjusting our short-, medium- and long-term operational plans to proactively and effectively respond to the current and potential future public health crises. While the COVID-19 pandemic presents very serious concerns for our business and operations, our employees and their families, our customers and our suppliers, we believe that we are adapting well to the wide ranging changes that the global economy is currently undergoing, and we remain confident that we will continue to maintain business continuity, produce and sell our products safely and in compliance with applicable laws and governmental orders and mandates, maintain our robust and flexible supply chains and be in a strong position to maintain financial flexibility even in the event of a potentially extended economic downturn. This discussion and analysis includes periods prior to the outbreak of the COVID-19 pandemic. For further discussion of the steps we have taken to respond to and mitigate the effects of the COVID-19 pandemic, see “Recent Developments—COVID-19.”

Although we have implemented measures to mitigate the impact of the COVID-19 pandemic on our business, financial condition and results of operations, we expect that these measures may not fully mitigate the impact of the COVID-19 pandemic on our business, financial condition and results of operations. We cannot predict the degree to, or the period over, which we will be affected by the pandemic and resulting governmental and other measures. We expect that the economic effects of the COVID-19 pandemic will likely continue to affect demand for our products in the foreseeable future. The global impact of the COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the situation closely. As the COVID-19 pandemic continues, it may also have the effect of heightening many of the risks described in “Risk Factors” in this prospectus. See “Risk Factors” for a further discussion of the adverse impacts of the COVID-19 pandemic on our business.

Acquisitions

Throughout our history, we have made selected acquisitions, and we expect to continue to strategically pursue acquisitions to enhance our market position, supplement our product and technology portfolios and increase the diversity of our business.

Acquisition of Return Polymers

In January 2020, we acquired Return Polymers, Inc. for a total purchase price of $18.5 million. Return Polymers is located in Ashland Ohio and is a provider of full-service recycled PVC material processing, sourcing, logistical support, and scrap management programs. We financed the acquisition with cash on hand. The acquisition was accounted for as a business combination.

Results of Operations

The following tables summarize certain financial information relating to our operating results that have been derived from our audited Consolidated Financial Statements for the years ended September 30, 2020, 2019 and 2018.

	Years Ended September 30,			2020 – 2019 Variance			2019 – 2018 Variance
(U.S. dollars in thousands)	2020	2019	2018	$ Variance	% Variance		$ Variance	% Variance
Net sales	$899,259	$794,203	$681,805	$105,056	13.2%		$112,398	16.5%
Cost of sales	603,209	541,006	479,769	62,203	11.5		61,237	12.8

Gross profit	296,050	253,197	202,036	42,853	16.9		51,161	25.3
Selling, general and administrative expenses	308,275	183,572	144,688	124,703	67.9		38,884	26.9
Other general expenses	8,616	9,076	4,182	(460)	(5.1)		4,894	N/M	(1)
Loss on disposal of property, plant and equipment	904	1,495	791	(591)	(39.5)		704	89.0

Operating income (loss)	(21,745)	59,054	52,375	(80,799)	(136.8)		6,679	12.8
Interest expense, net	71,179	83,205	68,742	(12,026)	(14.5)		14,463	21.0
Loss on extinguishment of debt	37,587	—	—	37,587	N/M	(1)	—	—
Income tax expense (benefit)	(8,278)	(3,955)	(23,112)	(4,323)	109.3		(19,157)	(82.9)

Net income (loss)	$(122,233)	$(20,196)	$6,745	$(102,037)	N/M	(1) %	$(26,941)	N/M	(1) %

(1)	“N/M” indicates the variance as a percentage is not meaningful.

Year Ended September 30, 2020, Compared with Year Ended September 30, 2019

Net Sales

Net sales for the year ended September 30, 2020 increased by $105.1 million, or 13.2%, to $899.3 million from $794.2 million for the year ended September 30, 2019. The increase was primarily attributable to higher sales in our Residential segment. Net sales for the year ended September 30, 2020 increased for our Residential segment by 17.7% and decreased for our Commercial segment by 7.7%, in each case as compared to the prior year.

Cost of Sales

Cost of sales for the year ended September 30, 2020 increased by $62.2 million, or 11.5%, to $603.2 million from $541.0 million for the year ended September 30, 2019 primarily due to increased costs on higher sales volumes and the impact of COVID-19 related production costs partially offset by manufacturing productivity.

Gross Profit

Gross profit for the year ended September 30, 2020 increased by $42.9 million, or 16.9%, to $296.1 million from $253.2 million for the year ended September 30, 2019. Gross margin increased to 32.9% for the year ended September 30, 2020 compared to 31.9% for the year ended September 30, 2019. The increase in gross profit was driven by higher Residential segment sales and manufacturing productivity, partially offset by the impact of COVID-19 related production costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $124.7 million, or 67.9%, to $308.3 million, or 34.3% of net sales, for the year ended September 30, 2020 from $183.6 million, or 23.1% of net sales, for the year ended September 30, 2019. The increase was primarily attributable to $120.5 million of stock-based compensation expense related to our initial public offering and the accelerated vesting of stock-based compensation expense resulting from the secondary offering, partially offset by lower marketing and selling expenses during the initial COVID-19 disruption.

Other General Expenses

Other general expenses which were $8.6 million during the year ended September 30, 2020 and $9.1 million during the year ended September 30, 2019, resulted from the completion of our initial public offering and secondary offering.

Interest Expense, net

Interest expense, net, decreased by $12.0 million, or 14.5%, to $71.2 million for the year ended September 30, 2020 from $83.2 million for the year ended September 30, 2019. Interest expense decreased primarily due to the reduced principal amount outstanding under our Term Loan Agreement, the redemption of our 2021 Senior Notes and lower average interest rates during the year ended September 30, 2020, when compared to the year ended September 30, 2019.

Loss on Extinguishment of Debt

Loss on extinguishment of debt was $37.6 million for the year ended September 30, 2020 as a result of the extinguishment of the 2025 Senior Notes and the 2021 Senior Notes.

Income Tax Expense (Benefit)

Income tax benefit increased by $4.3 million to $8.3 million for the year ended September 30, 2020 compared to $4.0 million for the year ended September 30, 2019. The increase in our income tax benefit was primarily driven by our pre-tax net loss, offset by the non-deductible stock-based compensation expense we recognized, as a result of our initial public offering and secondary offering.

Net Income (Loss)

Net loss increased by $102.0 million to a net loss of $122.2 million for the year ended September 30, 2020 compared to net loss of $20.2 million for the year ended September 30, 2019, primarily due to $120.5 million of increased selling, general and administrative expenses due to the recognition of additional stock-based compensation expense as a result of our initial public offering and secondary offering, as well as $37.6 million of expenses related to the extinguishment of debt.

Year Ended September 30, 2019, Compared with Year Ended September 30, 2018

Net Sales

Net sales for the year ended September 30, 2019 increased by $112.4 million, or 16.5%, to $794.2 million from $681.8 million for the year ended September 30, 2018. The increase was primarily attributable to an increase in organic sales volume and $50.8 million from the Versatex and Ultralox acquisitions. Net sales for the year ended September 30, 2019 increased for our Residential segment by 20.9% and decreased for our Commercial segment by 0.8%, as compared to the prior year. Organic net sales, which excludes sales that are attributable to acquisitions, increased 8.3% for the year ended September 30, 2019 as compared to the year ended September 30, 2018.

Cost of Sales

Cost of sales for the year ended September 30, 2019 increased by $61.2 million, or 12.8%, to $541.0 million from $479.8 million for the year ended September 30, 2018, primarily due to $43.4 million of costs related to higher organic sales volumes, $35.7 million of costs related to higher acquisition sales volumes and $5.3 million of startup costs of our recycling facility. These increases were partially offset by net manufacturing productivity of $11.4 million in fiscal year 2019 and no revaluation of off-specification finished goods in fiscal year 2019, as compared to an $11.8 million revaluation in fiscal year 2018, of which $2.0 million related to our Residential segment and $9.8 million related to our Commercial segment.

Gross Profit

Gross profit for the year ended September 30, 2019 increased by $51.2 million, or 25.3%, to $253.2 million from $202.0 million for the year ended September 30, 2018. Gross margin increased to 31.9% for the year ended September 30, 2019 compared to 29.6% for the year ended September 30, 2018. The increase in gross margin was primarily driven by net manufacturing productivity improvements, as well as by the absence in fiscal year 2019 of revaluation of off-specification finished goods. The increase was partially offset by the startup costs of our recycling facility.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $38.9 million, or 26.9%, to $183.6 million, or 23.1% of net sales, for the year ended September 30, 2019 from $144.7 million, or 21.2% of net sales, for the year ended September 30, 2018. The increase was primarily attributable to $18.2 million resulting from our acquisitions of Versatex and Ultralox, $9.3 million in increased marketing spending related to our rebranding initiative, $9.2 million primarily related to increased headcount in our sales organization and professional fees of $3.4 million as we continue to invest in selling, marketing and R&D, partially offset by a $7.7 million insurance recovery received related to a previous litigation settlement.

Other General Expenses

Other general expenses increased by $4.9 million to $9.1 million during fiscal year 2019 from $4.2 million during fiscal year 2018. Fiscal year 2019 expenses related to costs associated with our initial public offering, while fiscal year 2018 expenses related to transaction costs in connection with the aforementioned fiscal year 2018 acquisitions.

Loss on Disposal of Property, Plant and Equipment

Loss on disposal of property, plant and equipment increased by $0.7 million to $1.5 million for the year ended September 30, 2019 from $0.8 million during the year ended September 30, 2018 due to disposal of fixed assets in the normal course of business.

Interest Expense, net

Interest expense, net, increased by $14.5 million, or 21.0%, to $83.2 million for the year ended September 30, 2019 from $68.7 million for the year ended September 30, 2018. Interest expense increased primarily due to an increase of $225.0 million in borrowing under the Term Loan Agreement relating to the acquisition of Versatex in fiscal year 2018, as well as, higher rates on amounts borrowed under the Term Loan Agreement.

Income Tax Benefit

Income tax benefit decreased by $19.1 million to $4.0 million for the year ended September 30, 2019 compared to $23.1 million for the year ended September 30, 2018. The decrease was primarily driven by the impact of remeasuring our deferred tax assets and liabilities as a result of the Tax Act in 2018, which lowered our statutory federal tax rate to 21% in the year ended September 30, 2018 from 35% in the year ended September 30, 2017. As a result of remeasuring our deferred tax assets and liabilities, we recorded a net benefit of approximately $22.5 million in fiscal year 2018.

Net Income (Loss)

Net income decreased by $26.9 million to a net loss of $20.2 million for the year ended September 30, 2019 compared to net income of $6.7 million for the year ended September 30, 2018, primarily due to increased interest expense from the increase in our borrowing under the Senior Secured Credit Facilities and other general operating expenses as a result of our initial public offering.

Segment Results of Operations

We report our results in two segments: Residential and Commercial. The key segment measures used by our chief operating decision maker in deciding how to evaluate performance and allocate resources to each of the segments are Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin. Depending on certain circumstances, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin may be calculated differently, from time to time, than our Adjusted EBITDA and Adjusted EBITDA Margin, which are further discussed under the heading “Selected Consolidated Financial Data—Non-GAAP Financial Measures.” Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin represent measures of segment profit reported to our chief operating decision maker for the purpose of making decisions about allocating resources to a segment and assessing its performance and are determined as disclosed in our Consolidated Financial Statements included elsewhere in this prospectus consistent with the requirements of the Financial Accounting Standards Board’s, or FASB, Accounting Standards Codification, or ASC, 280. We define Segment Adjusted EBITDA as a segment’s net income (loss) before income tax (benefit) expense and by adding to or subtracting therefrom interest expense, net, depreciation and amortization, stock-based compensation costs, asset impairment and inventory revaluation costs, business transformation costs, capital structure transaction costs, acquisition costs, initial public offering costs and certain other costs. Segment Adjusted EBITDA Margin is equal to a segment’s Segment Adjusted EBITDA divided by such segment’s net sales. Corporate expenses, which include selling, general and administrative costs related to our corporate offices, including payroll and other professional fees, are not included in computing Segment Adjusted EBITDA. Such corporate expenses decreased by $2.7 million to $39.6 million for the year ended September 30, 2020 from $42.3 million for the year ended September 30, 2019, and increased by $1.9 million to $42.3 million during the year ended September 30, 2019, from $40.4 million during the year ended September 30, 2018.

Residential

The following table summarizes certain financial information relating to the Residential segment results that have been derived from our audited Consolidated Financial Statements for the years ended September 30, 2020, 2019 and 2018.

	Years Ended September 30,			2020 – 2019 Variance		2019 – 2018 Variance
(U.S. dollars in thousands)	2020	2019	2018	$ Variance	% Variance	$ Variance	% Variance
Net sales	$771,167	$655,445	$541,942	$115,722	17.7%	$113,503	20.9%
Segment Adjusted EBITDA	238,060	188,742	168,438	49,318	26.1	20,304	12.1
Segment Adjusted EBITDA Margin	30.9%	28.8%	31.1%	N/A	N/A	N/A	N/A

Net Sales

Net sales of the Residential segment for the year ended September 30, 2020 increased by $115.7 million, or 17.7%, to $771.1 million from $655.4 million for the year ended September 30, 2019. The increase was primarily attributable to higher sales in both our Deck, Rail and Accessories and Exteriors businesses driven by continued market growth, success of new products across the portfolio as well as the benefit from investments in downstream selling capabilities, retail expansion and pricing.

Net sales of the Residential segment for the year ended September 30, 2019 increased by $113.5 million, or 20.9%, to $655.4 million from $541.9 million for the year ended September 30, 2018. The increase was primarily attributable to an increase in organic sales volume and $50.8 million from acquisitions. Organic net sales increased 10.9% for the year ended September 30, 2019 as compared to the year ended September 30, 2018.

Segment Adjusted EBITDA

Segment Adjusted EBITDA of the Residential segment for the year ended September 30, 2020 increased by $49.3 million, or 26.1% to $238.0 million from $188.7 million for the year ended September 30, 2019. The increase was mainly driven by higher sales, net manufacturing productivity improvements, as well as lower selling, general and administrative expenses, partially offset by COVID-19 related production costs.

Segment Adjusted EBITDA of the Residential segment for the year ended September 30, 2019 increased by $20.3 million, or 12.1%, to $188.7 million from $168.4 million for the year ended September 30, 2018. The increase was mainly driven by higher net sales, acquisitions and net manufacturing productivity improvements, partially offset by investments in selling and marketing and research and development costs.

Commercial

The following table summarizes certain financial information relating to the Commercial segment results that have been derived from our audited Consolidated Financial Statements for the years ended September 30, 2020, 2019 and 2018.

	Years Ended September 30,			2020 – 2019 Variance		2019 – 2018 Variance
(U.S. dollars in thousands)	2020	2019	2018	$ Variance	% Variance	$ Variance	% Variance
Net sales	$128,092	$138,758	$139,863	$(10,666)	(7.7)%	$(1,105)	(0.8)%
Segment Adjusted EBITDA	15,051	21,493	21,669	(6,442)	(30.0)	(176)	(0.8)
Segment Adjusted EBITDA Margin	11.8%	15.5%	15.5%	N/A	N/A	N/A	N/A

Net Sales

Net sales of the Commercial segment decreased by $10.7 million, or 7.7%, to $128.1 million for the year ended September 30, 2020 from $138.8 million for the year ended September 30, 2019. The decrease was primarily driven by lower sales in our Vycom business, as the effects of COVID-19 impacted certain end market demands.

Net sales of the Commercial segment for the year ended September 30, 2019 decreased by $1.1 million, or 0.8%, to $138.8 million from $139.9 million for the year ended September 30, 2018. The slight decrease was driven by weakness in certain end-user markets, partially offset by growth in partitions and locker sales.

Segment Adjusted EBITDA

Segment Adjusted EBITDA of the Commercial segment was $15.1 million for the year ended September 30, 2020, compared to $21.5 million for the year ended September 30, 2019. The decrease was primarily driven by lower sales in the Vycom business, partially offset by lower manufacturing costs and reductions in selling, general and administrative expenses.

Segment Adjusted EBITDA of the Commercial segment was $21.5 million for the year ended September 30, 2019 compared to $21.7 million for the year ended September 30, 2018. A slight decrease in net sales was largely offset by improved net manufacturing productivity.

Quarterly Results of Operations

The following tables set forth our historical unaudited consolidated statements of income and operating results expressed as a dollar amount and as a percentage of net sales for each of the quarters indicated. The information for each quarter has been prepared on the same basis as our audited Consolidated Financial Statements included elsewhere in this prospectus and reflects, in the opinion of management, all adjustments necessary for a fair presentation of the financial information presented. Our historical results are not necessarily indicative of future operating results, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. The quarterly financial data set forth below should be read together with our Consolidated Financial Statements and related Notes included elsewhere in this prospectus.

	Three Months Ended
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Net sales(1)	$263,920	$223,711	$245,585	$166,043	$215,534	$221,307	$219,931	$137,431
Cost of sales	173,656	148,588	166,213	114,752	146,058	145,897	152,526	96,525

Gross profit	90,264	75,123	79,372	51,291	69,476	75,410	67,405	40,906
Selling, general and administrative expenses	149,945	65,164	49,693	43,473	46,584	50,185	44,336	42,467
Other general expenses	1,900	1,623	3,115	1,978	2,921	1,997	2,348	1,810
Loss (gain) on disposal of property, plant and equipment	510	366	101	(73)	23	36	189	1,247

Operating income (loss)	(62,091)	7,970	26,463	5,913	19,948	23,192	20,532	(4,618)

Other expenses:
Interest expense	6,297	25,148	19,975	19,759	19,992	21,440	21,283	20,490
Loss on extinguishment of debt	49	37,538	—	—	—	—	—	—

Total other expenses	6,346	62,686	19,975	19,759	19,992	21,440	21,283	20,490

Income (loss) before income taxes	(68,437)	(54,716)	6,488	(13,846)	(44)	1,752	(751)	(25,108)
Income tax provision (benefit)	(4,078)	(2,600)	2,400	(4,000)	876	241	765	(5,837)

Net income (loss)	$(64,359)	$(52,116)	$4,088	$(9,846)	$(920)	$1,511	$(1,516)	$(19,271)

Basic and diluted earnings (loss) per common share	$(0.43)	$(0.44)	$0.04	$(0.09)	$(0.01)	$0.01	$(0.01)	$(0.18)

Basic and diluted weighted average common shares outstanding	150,040,704	118,738,357	108,162,741	108,162,741	108,162,741	108,162,741	108,162,741	108,162,741

(1)

Net sales are impacted by seasonality as we have typically experienced moderately higher levels of sales of our residential products in the second fiscal quarter of the year as a result of our “early buy” sales. Net sales are also generally impacted by the number of days in a quarter or a year that contractors and other professionals are able to install our products. This can vary dramatically based on, among other things, weather events such as rain, snow and extreme temperatures. We have generally experienced lower levels of sales of our residential products in the first fiscal quarter due to adverse weather conditions in certain markets, which typically reduce the construction and renovation activity during the winter season. In addition, we have experienced higher levels of sales of our bathroom partition products and our locker products during the second half of our fiscal year, which includes the summer months when schools are typically closed and therefore are more likely to undergo remodel activities.

	Three Months Ended
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	65.8	66.4	67.7	69.1	67.8	65.9	69.4	70.2

Gross profit	34.2	33.6	32.3	30.9	32.2	34.1	30.6	29.8
Selling, general and administrative expenses	56.8	29.1	20.2	26.2	21.6	22.7	20.2	30.9
Other general expenses	0.7	0.7	1.3	1.2	1.4	0.9	1.1	1.3
Loss on disposal of property, plant and equipment	0.2	0.2	—	—	—	—	0.1	0.9

Operating income (loss)	(23.5)	3.6	10.8	3.6	9.3	10.5	9.3	(3.4)

Other expenses:
Interest expense	2.4	11.2	8.1	11.9	9.3	9.7	9.7	14.9
Loss on extinguishment of debt	—	16.8	—	—	—	—	—	—

Total other expenses	2.4	28.0	8.1	11.9	9.3	9.7	9.7	14.9

Income (loss) before income taxes	(25.9)	(24.5)	2.6	(8.3)	—	0.8	(0.3)	(18.3)
Income tax provision (benefit)	(1.5)	(1.2)	1.0	(2.4)	0.4	0.1	0.3	(4.2)

Net income (loss)	(24.4)%	(23.3)%	1.7%	(5.9)%	(0.4)%	0.7%	(0.7)%	(14.0)%

Liquidity and Capital Resources

Liquidity Outlook

Our primary cash needs are to fund working capital, capital expenditures, debt service and any acquisitions we may undertake. As of September 30, 2020, we had cash and cash equivalents of $215.0 million and total indebtedness of $467.7 million. CPG International LLC, our direct, wholly owned subsidiary, had approximately $129.4 million available under the borrowing base of our Revolving Credit Facility for future borrowings as of September 30, 2020. CPG International LLC also has the option to increase the commitments under the Revolving Credit Facility by up to $100.0 million, subject to certain conditions. In the fourth quarter of 2020, we also announced an acceleration and expansion of our capacity investment from $100.0 million to $180.0 million and believe we have the adequate liquidity to meet the higher level of capacity investment.

During the three months ended March 31, 2020, we borrowed $129.0 million under the Revolving Credit Facility, including, on March 16, 2020, $89.0 million to enhance our financial flexibility in light of uncertainties resulting from the COVID-19 pandemic.

On May 12, 2020, CPG International LLC issued $350.0 million aggregate principal amount of 2025 Senior Notes. On June 8, 2020, we used the proceeds of the 2025 Senior Notes offering to redeem $315.0 million of outstanding 2021 Senior Notes, representing all of the outstanding 2021 Senior Notes, plus $4.6 million in accrued and unpaid interest to the redemption date, and, on May 14, 2020, to repay $15.0 million of the outstanding principal amount under the Revolving Credit Facility.

On June 5, 2020, we entered into the RCF Amendment, which established $8.5 million of commitments for FILO Loans under the Revolving Credit Facility. The FILO Loans were available to be drawn in a single disbursement on or prior to December 31, 2020. We did not draw on the FILO Loans.

On June 16, 2020, we satisfied and discharged our obligations with respect to the $350.0 million in aggregate principal amount of outstanding 2025 Senior Notes with the net proceeds from the IPO at a redemption price of 107.125% of the outstanding principal amount, plus $3.9 million in accrued and unpaid interest to the redemption date. On June 18, 2020, we also used a portion of the net proceeds received by us from the IPO to repay $70.0 million of the then-outstanding principal amount under the Revolving Credit Facility and, on June 16, 2020, to prepay approximately $337.7 million of the outstanding principal amount under our Term Loan Agreement, plus $4.3 million in accrued and unpaid interest thereon.

Additionally, in July 2020, using net proceeds received from the IPO, we repaid $44.0 million of our outstanding principal amount under the Revolving Credit Facility.

We believe we will have adequate liquidity over the next 12 months following the date of this prospectus to operate our business and to meet our cash requirements as a result of cash flows from operating activities, available cash balances and availability under our Revolving Credit Facility after consideration of our debt service and other cash requirements. In the longer term, our liquidity will depend on many factors, including our results of operations, our future growth, the timing and extent of our expenditures to develop new products and improve our manufacturing capabilities, the expansion of our sales and marketing activities and the extent to which we make acquisitions. Changes in our operating plans, material changes in anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional equity and/or debt financing in future periods.

Holding Company Status

We are a holding company and do not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or make other distributions to us. See “Description of Certain Indebtedness.”

CPG International LLC is party to the Senior Secured Credit Facilities. The obligations under the Senior Secured Credit Facilities are secured by specified assets as described under “Description of Certain Indebtedness.” The obligations under the Senior Secured Credit Facilities are guaranteed by The AZEK Company Inc. and the wholly owned domestic subsidiaries of CPG International LLC other than certain immaterial subsidiaries and other excluded subsidiaries.

The Senior Secured Credit Facilities contain covenants restricting payments of dividends by CPG International LLC unless certain conditions, as provided in the Senior Secured Credit Facilities, are met. The covenants under our Senior Secured Credit Facilities provide for certain exceptions for specific types of payments. However, other than restricted payments under the specified exceptions, the covenants under our Term Loan Agreement generally prohibit the payment of dividends unless the fixed charge coverage ratio of CPG International LLC, on a pro forma basis, for the four quarters preceding the declaration or payment of such dividend would be at least 2.00 to 1.00 and such restricted payments do not exceed an amount based on the sum of $40.0 million plus 50% of consolidated net income for the period commencing October 1, 2013 to the end of the most recent fiscal quarter for which internal consolidated financial statements of CPG International LLC are available at the time of such restricted payment, plus certain customary addbacks. Based on the general restrictions in our Term Loan Agreement as of September 30, 2020, CPG International LLC would have been permitted to declare or pay dividends of up to $105.8 million, plus any dividends for the specific purposes specified in the Senior Secured Credit Facilities.

Since our and our subsidiaries’ net assets exceed 25% of our consolidated net assets, in accordance with Rule 12-04, Schedule 1 of Regulation S-X, refer to our Consolidated Financial Statements included elsewhere in this prospectus for condensed parent company financial statements of The AZEK Company Inc.

Cash Sources

We have historically relied on cash flows from operations generated by CPG International LLC, borrowings under the credit facilities, issuances of notes and other forms of debt financing and capital contributions to fund our cash needs.

On September 30, 2013, our subsidiary, CPG International LLC (as successor-in-interest to CPG Merger Sub LLC, a limited liability company formed to effect the acquisition of CPG International LLC), Deutsche Bank AG New York Branch, as administrative agent and collateral agent, or the Revolver Administrative Agent, and the lenders party thereto entered into the Revolving Credit Facility. On March 9, 2017, the Revolving Credit Facility was amended and restated to provide for maximum aggregate borrowings of up to $150.0 million, subject to an asset-based borrowing base. The borrowing base is limited to a specified percentage of eligible accounts receivable and inventory, less reserves that may be established by the Revolver Administrative Agent in the exercise of its reasonable credit judgment. On June 5, 2020, we entered into the RCF Amendment, which established $8.5 million of commitments for FILO Loans under the Revolving Credit Facility. The FILO Loans were available to be drawn in a single disbursement on or prior to December 31, 2020. We did not draw on the FILO Loans. As of September 30, 2020 and 2019, CPG International LLC had no outstanding borrowings under the Revolving Credit Facility and had $6.8 million and $3.0 million, respectively, of outstanding letters of credit held against the Revolving Credit Facility. As of September 30, 2020 and 2019, CPG International LLC had approximately $129.4 million and $113.7 million, respectively, available under the borrowing base for future borrowings in addition to cash and cash equivalents on hand of $215.0 million and $105.9 million, respectively. Because our borrowing capacity under the Revolving Credit Facility depends, in part, on inventory, accounts receivable and other assets that fluctuate from time to time, the amount available under the borrowing base may not reflect actual borrowing capacity under the Revolving Credit Facility.

Cash Uses

Our principal cash requirements have included working capital, capital expenditures, payments of principal and interest on our debt, and, if market conditions warrant, making selected acquisitions. We may elect to use cash from operations, debt proceeds, equity or a combination thereof to finance future acquisition opportunities.

Cash Flows

	Years Ended September 30,			2020 – 2019 Variance			2019 – 2018 Variance
(U.S. dollars in thousands)	2020	2019	2018	$ Variance	% Variance		$ Variance	% Variance
Net cash provided by (used in) operating activities	$98,361	$94,872	$67,302	$3,489	3.7%		$27,570	41.0%
Net cash provided by (used in) investing activities	(113,794)	(62,935)	(335,682)	(50,859)	(80.8)		272,747	81.3
Net cash provided by (used in) financing activities	124,498	(8,273)	248,742	132,771	1,604.9		(257,015)	(103.3)

Net increase (decrease) in cash	$109,065	$23,664	$(19,638)	$85,401	N/M	(1) %	$43,302	N/M	(1) %

(1)	“N/M” indicates the variance as a percentage is not meaningful.

Year Ended September 30, 2020, Compared with Year Ended September 30, 2019

Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $98.4 million and $94.9 million for the years ended September 30, 2020 and 2019, respectively. During the first half of our fiscal year, we operate programs to prepare for increased purchases during the building season, and as a result, we typically experience an increase in cash used in operating activities relative to the second half of our fiscal year. During the year ended September 30, 2020, our operating cash flow increased as a result of the increased demand for our Residential products, partially offset by higher accounts receivable and inventory balances.

Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $113.8 million and $62.9 million for the years ended September 30, 2020 and 2019, respectively, primarily representing purchases of property, plant and equipment in the normal course of business and the acquisition of Return Polymers for $18.5 million.

Cash Provided by (Used in) Financing Activities

Net cash provided by (used in) financing activities was $124.5 million and $(8.3) million for the years ended September 30, 2020 and 2019, respectively. Net cash provided by financing activities for the year ended September 30, 2020 consisted of proceeds from our IPO, net of related costs, our issuance of the 2025 Senior Notes and the Revolving Credit Facility, offset by our redemption of the 2025 Senior Notes and the 2021 Senior Notes, debt payments and redemptions of capital contributions, as compared to the year ended September 30, 2019, which consisted of proceeds from our Revolving Credit Facility, offset by payments for debt and contingent consideration related to the acquisition of Ultralox.

Year Ended September 30, 2019, Compared with Year Ended September 30, 2018

Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $94.9 million and $67.3 million for the years ended September 30, 2019 and 2018, respectively. Cash provided by operating activities for fiscal year 2019 increased by approximately $27.6 million over fiscal year 2018 as the decrease in net income in fiscal year 2019 compared to fiscal year 2018 was more than offset by increased deferred tax expense and depreciation and amortization in fiscal year 2019 compared to fiscal year 2018 and a net increase in working capital in fiscal year 2019 primarily related to the timing of payments.

Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $62.9 million and $335.7 million for the years ended September 30, 2019 and 2018, respectively. In fiscal year 2019, cash used in investing activities related to $63.0 million for purchases of property, plant and equipment. In fiscal year 2018, cash used in investing activities primarily related to $293.0 million used to complete acquisitions as well as $42.8 million for purchases of property, plant and equipment. A majority of the $42.8 million of property, plant and equipment purchased in fiscal year 2018 related to the purchase of manufacturing equipment in connection with the establishment of a recycling plant that was opened in fiscal year 2019.

Cash Provided by (Used in) Financing Activities

Net cash provided by (used in) financing activities was $(8.3) million and $248.7 million for the years ended September 30, 2019 and 2018, respectively. Net cash used in financing activities in fiscal year 2019 consisted primarily of payments of $8.3 million on long-term debt. In fiscal year 2018, we received $224.4 million of proceeds from incremental borrowings under the Term Loan Agreement as well as $40.0 million of aggregate proceeds from capital contributions by the Sponsors and certain of the other limited partners of our former indirect parent entity, or the Partnership, made in connection with acquisitions.

Indebtedness

Revolving Credit Facility

The Revolving Credit Facility provides for maximum aggregate borrowings of up to $150.0 million, subject to an asset-based borrowing base. Outstanding revolving loans under the Revolving Credit Facility will bear interest at a rate which equals, at our option, either (i) for alternative base rate, or ABR, borrowings, the highest of (a) the Federal Funds Rate plus 50 basis points, (b) the prime rate and (c) the LIBOR, as of such date for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, plus, in each case, a spread of 50 to 100 basis points based on average historical availability, or (ii) for Eurocurrency borrowings, adjusted LIBOR plus a spread of 150 to 200 basis points, based on average historical availability. On June 5, 2020, we entered into the RCF Amendment, which established $8.5 million of commitments for FILO Loans. The FILO Loans were available to be drawn in a single disbursement on or prior to December 31, 2020. We did not draw on the FILO Loans.

A “commitment fee” accrues on any unused portion of the revolving commitments under the Revolving Credit Facility during the preceding three calendar month period. If the average daily used percentage is greater than 50%, the commitment fee equals 25 basis points, and if the average daily used percentage is less than or equal to 50%, the commitment fee equals 37.5 basis points. The Revolving Credit Facility matures on March 9, 2022.

The obligations under the Revolving Credit Facility are secured by a first priority security interest in certain assets, including substantially all of the accounts receivable, inventory, deposit accounts, securities accounts and cash assets of The AZEK Company Inc., CPG International LLC and the subsidiaries of CPG International LLC that are guarantors under the Revolving Credit Facility, and the proceeds thereof (subject to certain exceptions), or the Revolver Priority Collateral, plus a second priority security interest in all of the Term Loan Priority Collateral (as defined below). The obligations under the Revolving Credit Facility are guaranteed by The AZEK Company Inc. and the wholly owned domestic subsidiaries of CPG International LLC other than certain immaterial subsidiaries and other excluded subsidiaries.

Revolving loans under the Revolving Credit Facility may be voluntarily prepaid in whole, or in part, in each case without premium or penalty. CPG International LLC is also required to make mandatory prepayments (i) when aggregate borrowings exceed commitments or the applicable borrowing base and (ii) during “cash dominion,” which occurs if (a) the availability under the Revolving Credit Facility is less than the greater of (i) $12.5 million and (ii) 10% of the lesser of (x) $150.0 million and (y) the borrowing base, for five consecutive business days or (b) certain events of default have occurred and are continuing.

The Revolving Credit Facility contains affirmative covenants that are customary for financings of this type, including allowing the Revolver Administrative Agent to perform periodic field exams and appraisals to evaluate the borrowing base. The Revolving Credit Facility contains various negative covenants, including limitations on, subject to certain exceptions, the incurrence of indebtedness, the incurrence of liens, dispositions, investments, acquisitions, restricted payments, transactions with affiliates, as well as other negative covenants customary for financings of this type. The Revolving Credit Facility also includes a financial maintenance covenant, applicable only when the excess availability is less than the greater of (i) 10% of the lesser of the aggregate commitments under the Revolving Credit Facility and the borrowing base, and (ii) $12.5 million. In such circumstances, we would be required to maintain a minimum fixed charge coverage ratio (as defined in the Revolving Credit Facility) for the trailing four quarters equal to at least 1.0 to 1.0; subject to our ability to make an equity cure (no more than twice in any four quarter period and up to five times over the life of the facility). As of September 30, 2020 and 2019, CPG International LLC was in compliance with the financial and nonfinancial covenants imposed by the Revolving Credit Facility. The Revolving Credit Facility also includes customary events of default, including the occurrence of a change of control.

We also have the option to increase the commitments under the Revolving Credit Facility by up to $100.0 million, subject to certain conditions.

Term Loan Agreement

The Term Loan Agreement is a first lien term loan. As of September 30, 2020, and 2019, CPG International LLC had $467.7 million and $809.6 million, respectively, outstanding under the Term Loan Agreement. The Term Loan Agreement will mature on May 5, 2024.

The interest rate applicable to the outstanding principal under the Term Loan Agreement equals, at our option, either, (i) in the case of ABR borrowings, the highest of (a) the Federal Funds Rate as of such day plus 50 basis points, (b) the prime rate and (c) the LIBOR as of such day for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, provided that in no event will the alternative base rate be less than 200 basis points, plus, in each case, the applicable margin of 275 basis points per annum; or (ii) in the case of Eurocurrency borrowings, the greater of (a) the LIBOR in effect for such interest period divided by one, minus the statutory reserves applicable to such Eurocurrency borrowing, if any, and (b) 100 basis points, plus the applicable margin of 375 basis points per annum.

The obligations under the Term Loan Agreement are secured by a first priority security interest in the membership interests of CPG International LLC owned by The AZEK Company Inc., the equity interests of CPG International LLC’s domestic subsidiaries and all remaining assets not constituting Revolver Priority Collateral (subject to certain exceptions) of The AZEK Company Inc., CPG International LLC and the subsidiaries of CPG International LLC that are guarantors under the Term Loan Agreement, or the Term Loan Priority Collateral, and a second priority security interest in the Revolver Priority Collateral. The obligations under the Term Loan Agreement are guaranteed by The AZEK Company Inc. and the wholly owned domestic subsidiaries of CPG International LLC other than certain immaterial subsidiaries and other excluded subsidiaries.

The Term Loan Agreement may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than the Prepayment Premium, as defined in the Term Loan Agreement, if applicable), subject to certain customary conditions. CPG International LLC is also required to make mandatory prepayments in an amount equal to (i) 100% of the net cash proceeds from casualty events or the disposition of property or assets, subject to customary reinvestment rights, (ii) 100% of the net cash proceeds from the incurrence or issuance of indebtedness (other than permitted indebtedness) by CPG International LLC or any restricted subsidiary and (iii) 50% of excess cash flow, with such percentage subject to reduction (to 25% and to 0%) upon achievement of specified leverage ratios and which prepayment may be declined by the lenders under the Term Loan Agreement. At September 30, 2020, no excess cash flow payment was required based on the current leverage ratio. At September 30, 2019, the estimated prepayment from excess cash flow was $6.4 million. The lenders under the Term Loan Agreement have the option to decline any prepayments based on excess cash flows. At the lenders’ option the excess cash flow payment made in January 2020 was $2.2 million with the remaining prepayment declined by the lenders. Additionally, CPG International LLC is required to pay the outstanding principal amount of the Term Loan Agreement in quarterly installments of 0.25253% of the aggregate principal amount under the Term Loan Agreement outstanding, and such quarterly payments may be reduced as a result of prepayments. Based on the prepayment of $337.7 million made with net proceeds we received from our IPO, CPG International LLC has prepaid all of the quarterly principal payments otherwise due through the maturity of the Term Loan Agreement.

The Term Loan Agreement contains affirmative covenants, negative covenants and events of default, which are broadly consistent with those in the Revolving Credit Facility (with certain differences consistent with the differences between a revolving loan and term loan) and that are customary for facilities of this type. The Term Loan Agreement does not have any financial maintenance covenants. As of September 30, 2020 and 2019, CPG International LLC was in compliance with the covenants imposed by the Term Loan Agreement. The Term Loan Agreement also includes customary events of default, including the occurrence of a change of control.

We have the right to arrange for incremental term loans under the Term Loan Agreement of up to an aggregate principal amount of $150.0 million, plus the amounts incurred under Incremental Amendment No. 1 thereto, plus any amounts previously voluntarily prepaid, with additional incremental term loans available if certain leverage ratios are achieved.

2025 Senior Notes

On May 12, 2020, CPG International LLC issued $350.0 million aggregate principal amount of 9.500% Senior Notes due May 15, 2025, or the 2025 Senior Notes, in any unregistered offering. On June 16, 2020, CPG

International LLC satisfied and discharged its obligations with respect to the 2025 Senior Notes with a portion of net proceeds from the IPO. The 2025 Senior Notes were redeemed in full at a redemption price equal to 107.125% of the principal amount of the 2025 Senior Notes plus accrued and unpaid interest to the redemption date.

2021 Senior Notes

On September 30, 2013, CPG International LLC issued $315.0 million aggregate principal amount of 8.000% Senior Notes due October 1, 2021, or the 2021 Senior Notes, in any unregistered offering. On May 12, 2020, in conjunction with the issuance of the 2025 Senior Notes, CPG International LLC satisfied and discharged its obligations with respect to the 2021 Senior Notes, which were redeemed in full on June 8, 2020 at a redemption price equal to par plus accrued and unpaid interest to the redemption date.

Restrictions on Dividends

The Senior Secured Credit Facilities each restrict payments of dividends unless certain conditions, as provided in the Revolving Credit Facility or the Term Loan Agreement, as applicable, are met. For more information on our outstanding indebtedness, see “Description of Certain Indebtedness.”

Off-Balance Sheet Arrangements

In addition to our debt guarantees, we have contractual commitments for purchases of certain minimum quantities of raw materials at index-based prices, and non-cancelable capital and operating leases, outstanding letters of credit and fixed asset purchase commitments. We have no other material non-cancelable guarantees or commitments, and no material special purpose entities or other off-balance sheet debt obligations.

Contractual Obligations

The following table summarizes our contractual cash obligations as of September 30, 2020. This table does not include information on our recurring purchases of materials for use in production, as our raw materials purchase contracts do not require fixed or minimum quantities.

	Payments Due by Period
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term indebtedness, excluding interest(1)	$467,654	$—	$—	$467,654	$—
Interest on long-term indebtedness(2)	82,507	22,214	44,427	15,866	—
Capital lease obligations	7,799	1,635	2,640	1,333	2,191
Finance lease obligations	7,864	776	1,593	1,672	3,823
Raw material purchase commitments(3)	3,100	3,100	—	—	—
Operating lease obligations	14,496	2,646	4,910	3,543	3,397
Fixed asset purchase commitments(4)	1,503	1,503	—	—	—

Total contractual obligations	$584,923	$31,874	$53,570	$490,068	$9,411

(1)	As of September 30, 2020, long-term indebtedness, excluding interest, consisted of $467.7 million under the Term Loan Agreement.
(2)

Interest on long-term indebtedness includes interest on our outstanding borrowings of $467.7 million under the Term Loan Agreement equal to, at our option, either, (i) in the case of ABR borrowings, the highest of (a) the Federal Funds Rate as of such day plus 50 basis points, (b) the prime rate and (c) the LIBOR as of such day for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, provided that in no event will the alternative base rate be less than 200 basis points, plus, in each case, the applicable margin of 275 basis points per annum; or (b) in the case of the Eurocurrency borrowings, the greater of (a) the LIBOR in effect for such interest period divided by one, minus the statutory reserves applicable to such Eurocurrency borrowing, if any, and (b) 100 basis points, plus the applicable margin of 375 basis points per annum. For purposes of this table, we have assumed an interest rate of 4.75% on the Term Loan Agreement for all future periods, which is the rate as of September 30, 2020.

(3)

Substantially all of our resins are purchased under supply contracts that average approximately one year, for which pricing is variable based on an industry benchmark price index. The resin supply contracts are negotiated annually and generally provide that we are obligated to purchase a minimum amount of resins from each supplier. As of September 30, 2020, we had purchase commitments under material supply contracts of $3.1 million for the year ending December 31, 2020.

(4)	Primarily related to purchases of equipment for manufacturing purposes.

The following is a summary of the outstanding letter of credit arrangements as of September 30, 2020 (in thousands):

	Total	2021	2022-2023	2024-2025	Thereafter
Letters of credit	$6,783	$—	$6,783	$—	$—

Critical Accounting Policies, Estimates and Assumptions

A discussion of our significant accounting policies and significant accounting estimates and judgments is presented in the Summary of Significant Accounting Policies in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus. Throughout the preparation of the financial statements, we employ significant judgments in the application of accounting principles and methods. These judgments are primarily related to the assumptions used to arrive at various estimates. These significant accounting estimates and judgments include:

Revenue Recognition

Our Residential segment generates revenue from the sale of our innovative, low-maintenance, sustainable Outdoor Living products, including decking, railing, trim, moulding, pavers products and accessories. Our Commercial segment generates revenue from the sale of sustainable low-maintenance privacy and storage solution products and highly engineered plastic sheet products.

We recognize revenues when control of the promised goods is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those goods, at a point in time, when shipping occurs. Each product we transfer to the customer is considered one performance obligation. We have elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, we do not consider shipping and handling activities as promised services to our customers.

Customer contracts are typically fixed price and short-term in nature. The transaction price is based on the product specifications and is determined at the time of order. We do not engage in contracts greater than one year, and therefore do not have any incremental costs capitalized as of September 30, 2020 or September 30, 2019.

We may offer various sales incentive programs throughout the year. We estimate the amount of sales incentive to allocate to each performance obligation, or product shipped, using the most-likely-amount method of estimation, based on sales to the direct customer or sell-through customer. The estimate is updated each reporting period and any changes are allocated to the performance obligations on the same basis as at inception. Changes in estimate allocated to a previously satisfied performance obligation are recognized as part of net revenue in the period in which the change occurs under the cumulative catch-up method. In addition to sales incentive programs, we may offer a payment discount, if payments are received within 30 days. We estimate the payment discount that we determine will be taken by the customer based on prior history and using the most-likely-amount method of estimation. We believe the most-likely-amount method best predicts the amount of consideration to which we will be entitled. The payment discounts are also reflected as part of net revenue. The total amount of incentives was $63.1 million, $50.8 million and $42.4 million for the years ended September 30, 2020, 2019 and 2018, respectively.

Customer program costs and incentives, such as rebates are a common practice in our business. We incur customer program costs to promote sales of products and to maintain competitive pricing. Customer program costs and incentives include annual programs related to volume growth as well as certain product-specific incentives. The program costs are accounted for at the time the revenue is recognized in net sales. Management’s estimates are based on historical and projected experience for each type of program or customer and in consideration of product specific incentives. Management periodically reviews accruals for these rebates and allowances, and adjusts accruals when circumstances indicate (typically as a result of a change in volume expectations).

Goodwill

We evaluate the recoverability of goodwill at the reporting unit level annually, or more frequently if an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of the asset below the carrying amount. During fiscal year 2019, we changed the annual impairment assessment date on which impairment is tested to August 1 from September 30 to align more consistently with the annual budgeting process. This change did not accelerate, delay, avoid or cause an impairment charge, nor did this change result in adjustments to any previously issued financial statements. Goodwill is considered to be impaired when the net book value of the reporting unit exceeds its estimated fair value. We may first assess qualitative factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount or may elect to bypass the qualitative assessment and proceed to a quantitative assessment to determine if goodwill is impaired. In quantitative impairment tests, we first compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is impaired and an impairment loss is recognized for the excess up to the amount of goodwill allocated to the reporting unit.

We measure fair value of the reporting units to which goodwill is allocated using an income based approach, a generally accepted valuation methodology, using relevant data available through and as of the impairment testing date. Under the income approach, fair value is determined using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. The key estimates and factors used in this approach include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, a weighted average cost of capital used to discount future cash flows, and a review with comparable market multiples for the industry segment as well as our historical operating trends. Any impairment is increased to encompass the income tax effects of any tax deductible goodwill on the carrying amount of the reporting unit, so that the after-tax impairment loss is equivalent to the amount by which the carrying value of the reporting unit exceeds its fair value.

No impairments were recorded during the year ended September 30, 2020 as the estimated fair value substantially exceeded the carrying value for all reporting units.

In determining the fair value of our reporting units, we use the income test, as described above, which includes, among key estimates, anticipated revenue growth rates and profit margins, based on internal forecasts, as well as performance for the industry segment, all of which are subject to uncertainty. We also compare the consolidated valuation from the income test to the market capitalization as calculated by the current share capitalization and share price. Future adverse developments relating to such matters as the growth in the market for our reporting units, competition, general economic conditions, the market appeal of products or anticipated profit margins could reduce the fair value of the reporting units and could result in an impairment of the reporting unit.

Product Warranties

We provide product assurance warranties against certain defects to our customers based on standard terms and conditions for periods beginning as of the sale date and lasting from five years to a lifetime, depending on the product and subject to various limitations. We provide for the estimated cost of warranties by product line at the time revenue is recognized based on management’s judgment, considering such factors as cost per claim, historical experience, anticipated rates of claims, and other available information, including our stated warranty policies and procedures. Management reviews and adjusts these estimates, if necessary, based on the differences between actual experience and historical estimates. Because warranty issues may surface later in the product life cycle, management continues to review these estimates on a regular basis and considers adjustments to these estimates based on actual experience compared to historical estimates. Estimating the required warranty reserves requires a high level of judgment, especially as many of our products are at a relatively early stage in their product life cycles. The warranty obligation is reflected in other current and other non-current liabilities in the consolidated balance sheets.

Equity Based Compensation

Prior to our IPO

To assist us in attracting, retaining, incentivizing and motivating employees, certain employees were granted limited partnership interests in the Partnership that generally were intended to constitute “profits interests,” or the Profits Interests. The Profits Interests were subject to specified hurdle amounts, which functioned like option exercise prices because the Profits Interests did not participate in distributions by the Partnership until distributions to equity holders had exceeded the relevant hurdle amounts. In general, awards of Profits Interests were 50% time vested and 50% performance vested.

Prior to completion of our IPO, interests in the Partnership, including the Profits Interests, were not listed on any established exchange. In determining the fair value of the Profits Interests, we took into account the methodologies and approaches described in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The sole material asset of the Partnership was indirect ownership of our company. Accordingly, the fair value of the Profits Interests was derived by reference to the value of our company, which we estimated using a combination of the income approach and the market approach. Under the income approach, we estimated the fair value of our company based on the present value of our future estimated cash flows and the estimated residual value of our company beyond the forecast period. These future values were discounted to their present values at a discount rate deemed appropriate to reflect the risks inherent in achieving these estimated cash flows. Significant estimates and judgments involved in the income approach include our estimated future cash flows, the perpetuity growth rate assumed in estimating the residual value of our cash flows and the discount rate used to discount our cash flows to present value. For the market approach, we utilized the comparable company method by analyzing a group of companies that were considered to be comparable to us in terms of product offerings, revenue, margins and/or growth. We then used these companies to develop relevant market multiples, which were applied to our corresponding financial metrics to estimate our equity value. Significant estimates and judgments used in the comparable company method included the selection of comparable companies and the selection of appropriate market multiples. Application of these approaches involves the use of estimates, judgment and assumptions that are highly subjective. Following our IPO, it is not necessary to apply these valuation approaches as shares of our common stock are traded in the public market.

In order to determine the value of the Profits Interests, the estimated equity value of the Partnership was allocated among the various interests in the Partnership, including the Profits Interests, using the option pricing method, or OPM, which treated the various interests in the Partnership as call options with exercise prices determined based on their respective rights to participate in distributions by the Partnership. The values attributable to these implicit call options were determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the use of highly subjective assumptions, including volatility and the expected term of the call options. As equity interests in the Partnership were not publicly traded, expected volatility was derived based on the volatilities of a peer group of publicly-traded companies that were deemed to be similar to us. The expected term of the options was based on the anticipated time to liquidity. Other assumptions include the risk-free rate of interest and dividend yield. The risk-free rate of interest was based on yields for U.S. Treasury securities with remaining maturities corresponding to the estimated term of the options. Dividends were assumed to be zero, consistent with historical experience. After the equity value was determined and allocated to the various classes of interests in the Partnership, including the Profits Interests, a discount for lack of marketability, or DLOM, was applied to derive the fair value of the Profits Interests. A DLOM is meant to account for the lack of marketability of a security that is not publicly traded.

The cost of time vested Profits Interests was recognized as an expense generally on a straight-line basis over the employee’s requisite service period, which generally coincided with the vesting of the award. For performance vested Profits Interests, expense was recognized if and when the achievement of the applicable performance criteria became probable. Performance vested Profits Interests only vested upon receipt by the Sponsors of specified proceeds (in the form of cash and marketable securities) or, in the event of a Change of Control (as defined in the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 30, 2013, or the Partnership Agreement), upon the Sponsors achieving a specified rate of return. Through September 30, 2019 and immediately prior to the IPO, no compensation expense has been recognized with respect to the performance vested Profits Interests because the achievement of the performance criteria had not become probable.

Subsequent to our IPO

We determine the expense for all employee stock-based compensation awards by estimating their fair value and recognizing such value as an expense, on a straight-line, ratable or cliff basis, depending on the award, in our consolidated financial statements over the requisite service period in which employees earn the awards. We estimate the fair value of performance-based awards granted to employees using the Monte Carlo pricing model and for service-based awards granted to employees using the Black Scholes pricing model. The fair value of performance-based awards that are expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period. The fair value of service-based awards that are expected to vest is recognized as compensation expense on either (1) straight-line basis, (2) a ratable vesting basis or (3) a cliff vesting basis. We account for forfeitures as they occur.

To determine the fair value of a stock-based award using the Monte Carlo and Black Scholes models, we make assumptions regarding the risk-free interest rate, expected future volatility, expected dividend yield and performance period. The risk-free rate is based on the U.S. treasury yield curve in effect at the time of grant. We estimate the expected volatility of the share price by reviewing the estimated volatility levels of our Class A common stock in conjunction with the historical volatility levels of public companies that operate in similar industries or are similar in terms of stage of development or size and then projecting this information toward its future expected volatility. We exercise judgment in selecting these companies, as well as in evaluating the available historical and implied volatility for these companies. Dividend yield is determined based on our future plans to pay dividends. We calculate the performance period based on the specific market condition to be achieved and derived from estimates of future performance. We calculate the expected term in years for each stock option using a simplified method based on the average of each option’s vesting term and original contractual term. The simplified method is used due to the lack of sufficient historical data available to provide a reasonable basis upon which to estimate the expected term of each stock option.

Stock-Based Compensation Expense

We recognized $120.5 million, $3.3 million and $2.5 million in stock-based compensation expense during the years ended September 30, 2020, 2019 and 2018, respectively. The stock-based compensation expense recognized in fiscal year 2020 is primarily a result of the vesting of performance-based equity awards due to the Sponsors receiving sufficient proceeds from our secondary offering completed in September 2020.

Income Taxes

In determining our current income tax provision, we assessed temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities which are recorded in our consolidated balance sheets. When we maintain deferred tax assets, we must assess the likelihood that these assets will be recovered through adjustments to future taxable income. To the extent we believe, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized, we establish a valuation allowance. We record an allowance reducing the asset to a value we believe is more likely than not to be realized based on our expectation of future taxable income. We believe the accounting estimate related to the valuation allowance is a critical accounting estimate because it is highly susceptible to change from period to period as it requires management to make assumptions about our future income over the lives of the deferred tax assets, and the impact of increasing or decreasing the valuation allowance is potentially material to our results of operations.

Forecasting future income requires us to use a significant amount of judgment. In estimating future income, we use our internal operating budgets and long-range planning projections. We developed our budgets and long-range projections based on recent results, trends, economic and industry forecasts influencing our segments’ performance, our backlog, planned timing of new product launches, and customer sales projections. Significant changes in the expected realization of net deferred tax assets would require that we adjust the valuation allowance, resulting in a change to net income.

We record liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, no tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit (expense) to be recorded. The actual benefits (expense) ultimately realized may differ from our estimates. In future periods, changes in facts, circumstances, and new information may require us to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in the consolidated statement of income and consolidated balance sheet in the period in which such changes occur. As of September 30, 2020 and 2019, we had liabilities for unrecognized tax benefits pertaining to uncertain tax positions totaling $1.0 million and $1.0 million, respectively.

Recently Adopted Accounting Pronouncements

We qualify as an emerging growth company, and as such, have elected not to opt out of the extended transition period for complying with new or revised accounting pronouncements. During the extended transition period, we are not subject to new or revised accounting standards applicable to public companies. The accounting pronouncements pending adoption below reflect effective dates for us as an emerging growth company with the extended transition period.

On October 1, 2017, we adopted ASU No. 2015-11, Inventory—Simplifying the Measurement of Inventory. The update requires that inventory be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements.

On October 1, 2017, we adopted ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The update clarifies the classification of certain cash receipts and payments in the statement of cash flows. Application of the new guidance required reclassification of certain cash flows within operating activities to investing and financing activities on our consolidated statement of cash flows. The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

On October 1, 2018, we early adopted ASU No. 2014-09, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The update will supersede most current revenue recognition guidance. Under the new standard, entities are required to identify the contract with a customer; identify the separate performance obligations in the contract; determine the transaction price; allocate the transaction price to the separate performance obligations in the contract; and recognize the appropriate amount of revenue when (or as) the entity satisfies each performance obligation. The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

On October 1, 2019, we adopted ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other Than Inventory. The standard amends several aspects of the tax accounting and recognition timing for intra-company transfers. We adopted the standard using a modified retrospective approach, with an adjustment to the beginning retained earnings of approximately $1.3 million, due to the cumulative impact of adopting the standard. The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), and issued subsequent amendments to the initial guidance in September 2017 within ASU No. 2017-13, in January 2018 within ASU No. 2018-01, in July 2018 within ASU Nos. 2018-10 and 2018-11, in December 2018 within ASU No. 2018-20, in March 2019 within ASU No. 2019-01, in November 2019 within ASU No. 2019-10 and in June 2020 within ASU No. 2020-05. This standard requires lessees to present right-of-use assets and lease liabilities on the balance sheet. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2018. This standard is effective for us as an EGC for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. Assuming we remain an EGC, we intend to adopt the updated standard during our fiscal year beginning October 1, 2022 and for interim periods within that fiscal year. This standard provides the option to adopt through a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, instead of applying the new guidance retrospectively for each prior reporting period presented. We are currently evaluating the impact these ASU’s adoption will have on our Consolidated Financial Statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), and issued subsequent amendments to the initial guidance in May 2019 within ASU No. 2019-05 and in November 2019 within ASU Nos. 2019-10 and 2019-11. This standard sets forth an expected credit loss model which requires the measurement of expected credit losses for financial instruments based on historical experience, current conditions and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost, and certain off-balance sheet credit exposures. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. This standard is effective for us as an EGC for fiscal years beginning after December 15, 2022 including interim periods within those fiscal years. Early adoption is permitted, and the standard is adopted using a modified retrospective transition method through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. We are currently evaluating the impact the adoption of this standard will have on our Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends Topic 820, Fair Value Measurement. This standard modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. For all entities, this standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods within those fiscal years. We intend to adopt the updated standard during our fiscal year beginning October 1, 2020 and for interim periods within fiscal years beginning in that fiscal year. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. We are currently evaluating the impact the adoption of this standard will have on our Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The amendments in this ASU are effective for us, as an EGC, for annual periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. The standard can be adopted either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Early adoption is permitted. Assuming we remain an EGC, we intend to adopt the updated standard during our fiscal year beginning October 1, 2021 and for interim periods within fiscal year beginning October 1, 2022. We are currently evaluating the impact the adoption of this standard will have on our Consolidated Financial Statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by removing certain exceptions to general principles in Topic 740 and clarifying and amending existing guidance. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The amendments are applied on a prospective or retrospective basis, depending upon the amendment adopted within this ASU. The amendments in this ASU are effective for us, as an EGC, for annual periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. We are currently evaluating the impact this adoption will have on our Consolidated Financial Statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. The ASU is effective for all entities as of March 12, 2020, and will apply through December 31, 2022. We are currently evaluating the impact this adoption will have on our Consolidated Financial Statements.

JOBS Act Accounting Election

We are an “emerging growth company” within the meaning of the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our financial statements with those of other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our IPO; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Internal Control over Financial Reporting

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We previously identified and disclosed in our Registration Statement on Form S-1 as filed with the SEC on February 7, 2020 that, as of September 30, 2019, certain material weaknesses existed in our internal control over financial reporting. The following material weaknesses in our internal control over financial reporting existed as of September 30, 2020:

We did not design or maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of resources with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. This material weakness resulted in the revision of our consolidated financial statements as of September 30, 2018 and for the year then ended, and in immaterial audit adjustments to our consolidated financial statements as of September 30, 2020, 2019 , 2018 and 2017 and for the years then ended. This material weakness also contributed to the following additional material weakness.

We did not design and maintain effective controls over certain IT general controls for information systems and applications that are relevant to the preparation of the financial statements. Specifically, we did not design and maintain user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs and data to appropriate company personnel. This material weakness did not result in a misstatement to our financial statements.

Each of the material weaknesses described above involve control deficiencies that could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute material weaknesses.

Remediation of Previously Identified Material Weaknesses

Additional material weaknesses were previously disclosed in our Registration Statement on Form S-1 as filed with the SEC on February 7, 2020, and the following elements have been remediated as of September 30, 2020:

•

We did not design and maintain adequate formal accounting policies, procedures and controls, or maintain documentary evidence of existing control activities. Specifically, we did not design and maintain adequate formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including adequate controls over the preparation and review of account reconciliations and journal entries. Additionally, we did not maintain adequate documentary evidence of existing control activities, and we did not design and maintain controls over the appropriate classification and presentation of accounts and disclosures in the financial statements.

•

We did not design and maintain effective controls over certain information technology, or IT, general controls for information systems and applications that are relevant to the preparation of the financial statements. Specifically, we did not design and maintain:

•

Program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately;

•	Computer operations controls to ensure that critical batch jobs are monitored, and data backups are authorized and monitored; and

•	Testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

Management, with the oversight of the Audit Committee of the Board of Directors, has taken the following actions to remediate these material weaknesses in our internal control over financial reporting:

•

We designed and implemented formal accounting policies and procedures, training on standards of documentary evidence, as well as additional controls to ensure the reliability of critical spreadsheets and system-generated reports. Specifically, we have designed and implemented the following as part of our remediation efforts:

•	We formalized and issued accounting policies and position papers covering critical accounting areas.

•	We risk ranked business process controls for remediation to address higher priority areas first.

•	We strengthened controls related to review of account reconciliations, journal entries and balance sheet and income statement fluctuation analysis.

•	We enhanced controls related to the consolidation of financial information of all of our operating companies.

•	We provided training to strengthen process documentation and evidence of control operation, as well as precision of review controls.

•

We designed and implemented certain IT general controls that address risks associated with application change management, IT operations and program development. Specifically, we have designed and implemented the following as part of our remediation efforts:

•

We enhanced and implemented processes for managing changes to our financial applications (including controls that require all changes to be formally submitted, approved, tested and migrated to production by authorized users) as well as over program development.

•	We enhanced and implemented processes over our computer operations that restrict access to and continually monitor production batch jobs that support our financial reporting applications.

•	We enhanced and implemented processes over testing and approval controls for program development to ensure new software development is aligned with business and IT requirements.

Management’s Plan to Remediate the Material Weaknesses

As it relates to the material weaknesses that exist as of September 30, 2020, we are currently in the process of implementing measures and taking steps to address the underlying causes of the material weaknesses. Our efforts to date have included the following:

•

We hired finance and accounting personnel with prior work experience in finance and accounting departments of public companies and with technical accounting, financial controls and SEC reporting experience, including the hiring of our Chief Financial Officer in January 2019 and our

Chief Accounting Officer in April 2019. We have also reorganized our finance department to place finance personnel in line with our operating functions and to improve internal control over business processes and IT operations.

•

Although we have not remediated the material weakness related to the design and maintenance of effective controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs and data to appropriate company personnel, we have designed and are currently implementing certain IT general controls that address risks associated with user access and security; focused training for control owners to help sustain effective control operations; and are implementing comprehensive remediation efforts relating to segregation of duties to strengthen user access controls and security. Specifically, we have designed and implemented the following as part of our ongoing remediation:

•	We have risk ranked segregation of duties conflicts within our core financial system, remediated the highest priority conflicts and, where necessary, identified and validated mitigating controls.

•

We enhanced and implemented user administration processes that manage how we grant, modify, and remove user access to our financial applications. We completed a comprehensive review of privileged user access across our financial applications to confirm that access rights are restricted to authorized users based on business need.

To complete our remediation plan related to appropriate segregation of duties and adequate restricted user and privileged access, we will perform testing to confirm that such controls are operating effectively.

While we believe these efforts will improve our internal controls and address the underlying causes of the material weaknesses, such material weaknesses will not be remediated until our remediation plan has been fully implemented and we have concluded that our controls are operating effectively for a sufficient period of time. We cannot be certain that the steps we are taking will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. In addition, we cannot be certain that we have identified all material weaknesses in our internal control over financial reporting, or that in the future we will not have additional material weaknesses in our internal control over financial reporting.

Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

We are subject to interest rate risk in connection with our long-term debt. Our principal interest rate risk relates to the Senior Secured Credit Facilities. To meet our seasonal working capital needs, we borrow periodically on our variable rate revolving line of credit under the Revolving Credit Facility. As of September 30, 2020 and 2019, we had $467.7 million and $809.6 million, respectively, outstanding under the Term Loan Agreement and no outstanding amounts under the Revolving Credit Facility. The Term Loan Agreement and Revolving Credit Facility bear interest at variable rates. An increase or decrease of 100 basis points in the floating rates on the amounts outstanding under the Senior Secured Credit Facilities as of September 30, 2020, 2019 and 2018, would have increased or decreased, respectively, annual cash interest by approximately $4.7 million, $8.1 million and $8.2 million, respectively.

In the future, in order to manage our interest rate risk, we may refinance our existing debt or enter into interest rate swaps or otherwise hedge the risk of changes in the interest rate under the Senior Secured Credit Facilities. However, we do not intend or expect to enter into derivative or interest rate swap transactions for speculative purposes.

Credit Risk

As of September 30, 2020 and 2019, our cash and cash equivalents were maintained at major financial institutions in the United States, and our current deposits are likely in excess of insured limits. We believe these institutions have sufficient assets and liquidity to conduct their operations in the ordinary course of business with little or no credit risk to us.

Our accounts receivable primarily relate to revenue from the sale of products primarily to established distributors inside of the United States. To mitigate credit risk, ongoing credit evaluations of customers’ financial condition are performed. As of September 30, 2020, three customers each represented more than 10% of gross trade receivables: Customer A was 13.1%, Customer B was 12.6% and Customer C was 11.9%. As of September 30, 2019, no customer represented more than 10% of our gross trade accounts receivable.

Foreign Currency Risk

Substantially all of our business is currently conducted in U.S. dollars. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar as compared to other currencies would have a material effect on our operating results.

Inflation

Our cost of sales is subject to inflationary pressures and price fluctuations of the raw materials we use. Historically, we have generally been able over time to recover the effects of inflation and price fluctuations through sales price increases and production efficiencies associated with technological enhancements and volume growth; however, we cannot reasonably estimate our ability to successfully recover any price increases in the future.

Raw Materials

We rely upon the supply of certain raw materials in our production processes; however, we do not typically enter into fixed price contracts with our suppliers and currently have no fixed price contracts with our major vendors. The primary raw materials we use in the manufacture of our products are various petrochemical resins, including polyethylene, polypropylene and PVC resins, reclaimed polyethylene and PVC material, waste wood fiber and aluminum. In addition, we utilize a variety of other additives including modifiers, TiO2 and pigments. The exposures associated with these costs are primarily managed through terms of the sales and by maintaining relationships with multiple vendors. Prices for spot market purchases are negotiated on a continuous basis in line with the market at the time. We have not entered into hedges with respect to our raw material costs at this time, but we may choose to enter into such hedges in the future. Other than short term supply contracts for resins with indexed based pricing and occasional strategic purchases of larger quantities of certain raw materials, we generally buy materials on an as-needed basis.

The cost of some of the raw materials we use in the manufacture of our products is subject to significant price volatility. For example, the cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has been affected by changes in supply and demand and in the price of crude oil. Substantially all of our resins are purchased under supply contracts that average approximately one to two years, for which pricing is variable based on an industry benchmark price index. The resin supply contracts are negotiated annually and generally provide that we are obligated to purchase a minimum amount of resins from each supplier. In addition, the price of reclaimed polyethylene material, waste wood fiber, aluminum, other additives (including modifiers, TiO2 and pigments) and other raw materials fluctuates depending on, among other things, overall market supply and demand and general business conditions.

BUSINESS

Company Overview

We are an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable products focused on the highly attractive, large and fast-growing Outdoor Living market. Homeowners are continuing to invest in their outdoor spaces and are increasingly recognizing the significant advantages of long-lasting products, which are converting demand away from traditional materials, particularly wood. Our products transform those outdoor spaces by combining highly appealing aesthetics with significantly lower maintenance costs compared to traditional materials. Our innovative portfolio of Outdoor Living products, including decking, railing, trim and accessories, inspires consumers to design outdoor spaces tailored to their unique lifestyle needs. We are well known in the industry, and, according to data provided by Principia, we generally hold one of the top two market share positions by revenue in our product categories. In addition to our leading suite of Outdoor Living products, we sell a broad range of highly engineered products that are sold in commercial markets, including partitions, lockers and storage solutions. We are a leader in our product categories because of our significant scale, vertically-integrated manufacturing capabilities, extensive material science expertise and execution-focused management team.

One of our core values is to “always do the right thing”. We make decisions according to what is right, not what is the cheapest, fastest or easiest, and we strive to always operate with integrity, transparency and with the customer in mind. By extension, ESG stewardship is part of our corporate DNA. Our inclusive culture is driven by a shared passion for our corporate values and commitment to build a more sustainable future. We are focused on sustainability across our operations. We are committed to further accelerating the use of recycled materials across our portfolio of products, diverting millions of pounds of waste from entering landfills each year and enabling us to meet the growing demand for environmentally-friendly products that advance a circular economy.

Our businesses leverage a shared material technology and U.S.-based manufacturing platform to create products that convert demand from traditional materials to those that are long lasting and low maintenance, fulfilling our brand commitment to deliver products that are “Beautifully Engineered to Last”. Our Residential segment product portfolio is highly complementary and allows us to provide a wide-ranging solutions set to Outdoor Living projects. Our primary consumer brands in our Residential segment, TimberTech and AZEK, are recognized by contractors and consumers for their premium aesthetics, uncompromising quality and performance and for their diversity of style and design options. In our Commercial segment, we manufacture engineered sheet products and high-quality bathroom partitions and lockers.

Over our more than 30-year history, we have developed a reputation as a leading innovator in our markets by leveraging our differentiated manufacturing capabilities, material science and R&D expertise to capitalize on favorable secular growth trends that are accelerating material conversion from traditional materials such as wood, to sustainable, low-maintenance engineered materials, and to expand our markets. We believe our core competency of consistently launching new products into the market, combined with our recent investments in sales, marketing, R&D and manufacturing, will continue to solidify our incumbent position as a market leader and enable us to generate long-term demand for our products through economic cycles. Throughout our history, we have introduced numerous disruptive products and demonstrated our ability to drive material conversion and extend our portfolio, addressing consumer needs across a wide range of price segments.

We have achieved a leading brand reputation through our unwavering commitment to our customers and developing innovative new products that combine the latest style and design trends with our differentiated material science expertise and proprietary production technologies. For example, we have launched products that take premium flooring trends, such as wire-brushed and hand-scraped finishes and multiple widths, into the decking market. Our competitive advantages enable us to create award-winning products and back them with some of the industry’s longest warranties, such as the 50-year fade & stain warranty that we offer on our TimberTech AZEK decking product line. Most of our product categories are in the early growth stage of their life cycles, and we anticipate that they will continue to benefit from substantial material conversion over the long term.

We have created an operating platform that is centered around sustainability, one of our core strategic pillars, which extends across our value chain from product design to raw material sourcing and manufacturing, and we increasingly utilize plastic waste, recycled wood and scrap in our products. We have also made significant recent investments in our recycling capabilities, including our recent acquisition of Return Polymers, which further enhance the sustainability of our manufacturing operations and reduce our costs. In fiscal year 2019, we opened a new polyethylene recycling facility that utilizes advanced technologies to transform a broad range of plastic waste into raw material used in our products. Today, our TimberTech PRO and EDGE decking lines offer high-quality products made from approximately 80% recycled material. Through our recycling programs, approximately 400 million pounds of waste and scrap were diverted from landfills in fiscal year 2020. Furthermore, approximately 99% of scrap generated at our Wilmington, Ohio and Scranton, Pennsylvania manufacturing facilities is re-used, and the majority of our TimberTech, AZEK Exteriors and Versatex products are recyclable at the end of their useful lives. In 2020, we launched an innovative program designed to provide dealers, contractors and mill shops a solution for recycling scrap PVC from construction sites and remodeling projects. Known as the FULL-CIRCLE PVC Recycling Program, we provide our partners with local on-site PVC collection bins. The collected PVC is cleaned, re-processed and recycled for reuse in our manufacturing processes across multiple product lines. In addition to the sustainability advantages and cost benefits of our vertically integrated in-house manufacturing operations, our supplier base is located primarily in the United States, making us less susceptible to trade disruptions or supply chain dislocations resulting from extended crises such as the COVID-19 pandemic.

Within our Residential segment, we sell our products through a national network of more than 4,200 dealers, more than 35 distributors and multiple home improvement retailers providing extensive geographic coverage, enabling us to effectively serve contractors across the United States and Canada. Our geographic breadth, combined with our extensive market knowledge and broad product portfolio, positions us to continue to accelerate our growth within the industry. Our customer-focused sales organization generates pull-through demand for our products by driving increased downstream engagement directly with consumers and key influencers such as architects, builders and contractors, and by focusing on strengthening our position with dealers and growing our presence in retail. We have been investing in our consumer brands, marketing campaigns and digital tools in order to strengthen our relationships with consumers and key influencers, many of whom serve as advocates of our brands. Within our Commercial segment, we sell our products through a broad distribution network as well as directly to OEMs.

Through our Residential and Commercial segments, we deliver market-focused product solutions that drive material conversion. We have experienced strong growth over our history, and over the last several years we have made significant investments in our business to further accelerate our growth and increase our profitability.

(1)

For a discussion of Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin, see the Segments Note in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results of Operations.”

(2)

10-Year Net Sales CAGR refers to the CAGR for the ten years ended September 30, 2020, on a trailing twelve-month basis. Our growth over this period reflects the contribution to net sales of acquisitions, including the acquisitions of VAST Enterprises and TimberTech in fiscal year 2012 and Ultralox and Versatex in fiscal year 2018.

In fiscal year 2020, our net sales, net loss and Adjusted EBITDA were $899.3 million, $122.2 million and $213.5 million, respectively. We intend to continue developing new products, building the leading consumer brand in Outdoor Living and leveraging our downstream-focused sales force, and we believe the demand for our products will benefit from continued material conversion and the resilience of the Outdoor Living market. Adjusted EBITDA is a non-GAAP financial measure used by management as a measure of our core operating results and the effectiveness of our business strategy. For more information on Adjusted EBITDA and for a reconciliation to net income, its most comparable financial measure calculated in accordance with GAAP, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Industry Overview

Our products are widely used across several large, attractive markets, including residential and commercial end markets. We primarily serve the Outdoor Living market, which we define as the market for decking, railing, trim, wood and wood-look siding, porches, pavers, outdoor furniture, outdoor cabinetry and outdoor lighting designed to enhance the utility and improve the aesthetics of outdoor living spaces. We serve this market with our highly-engineered decking, railing and exteriors products, which have benefited from increased investment as homeowners choose to spend more leisure time outdoors. As more members of the Millennial generation purchase first homes in the United States, we expect the demand for outdoor living spaces will rise, and the appeal of low- to no-maintenance building and home products to gain further momentum. We believe that consumers are increasingly environmentally-conscious in their purchasing behaviors, and that our sustainable manufacturing practices and the high recycled content of our products address evolving consumer preferences.

Based on data provided by Principia Consulting, LLC, a third-party industry research and consulting firm, or Principia, the total U.S. market sales of residential decking, railing and trim products were $7.6 billion in 2019 and grew at a 6% CAGR from 2017 to 2019 on a linear foot basis and are expected to grow at a 5% CAGR from 2019 to 2023 on a linear foot basis. With respect to the individual components of the Outdoor Living market, the decking, railing and trim markets were approximately $3.3 billion, $2.2 billion and $2.1 billion, respectively, in 2019. In terms of volume, the decking, railing and trim markets were approximately 3.3 billion, 160.0 million and 2.0 billion linear feet, respectively, in 2019.

Composite decking (which includes wood composite and cellular PVC decking), railing and trim products have continued to increase in market share relative to other materials due to their superior and low-maintenance product qualities. Based on data provided by Principia, between 2017 and 2019, composite decking, composite and aluminum railing and PVC trim products collectively grew at a CAGR of 13% as compared to decking, railing and trim manufactured from wood, which grew at a CAGR of 5%, in each case measured in terms of linear feet. The total U.S. market sales of composite decking, composite and aluminum railing and PVC trim products are expected to grow at a 10% CAGR from 2019 to 2023, compared to decking, railing and trim manufactured from wood which are expected to grow at a 4% CAGR and to decking, railing and trim manufactured from other materials, such as engineered wood, vinyl and other metals, which are expected to grow at a 5% CAGR, in each case measured in terms of linear feet. In addition, based on data provided by Freedonia, the total U.S. market sales of wood and wood-look siding, pavers, outdoor furniture and outdoor lighting were $10.9 billion in 2018, and, when combined with the total U.S. market sales of decking, railing and trim according to Principia in 2019, represent an approximately $18.5 billion market. We believe the market for composite products will continue to increase relative to the market for traditional wood products as it benefits from material conversion.

Source: Principia DemandBuilder forecast of linear feet growth.

(1)	Represents total market (all materials). Principia market definition for trim excludes specialty exteriors products, such as tongue and groove profiles, sheets, sills, thresholds and column wraps.
(2)	Decking category includes composite and PVC decking, rail category includes composite and aluminum rail and trim category includes PVC trim.

Based on data provided by Principia, there were approximately 56 million decks in the United States as of 2019, of which approximately 5.4 million were built in 2019, up from approximately 4.1 million in 2014, representing a CAGR of 5.8%. Decking, our single largest product category, represents a significant opportunity for homeowners to extend the total livable space of their home and to design a unique space for relaxation and entertainment. Through our portfolio of Outdoor Living products, we provide a broad range of material and design options to homeowners as they tailor their outdoor living space to their unique lifestyle. In addition, we believe that we have significant opportunities to leverage our material science expertise, brand awareness and channel relationships to expand into additional segments of the Outdoor Living market. We believe that the current COVID-19 crisis, which has caused people to spend an extended amount of time at home, could be an additional catalyst that may cause an increasing number of homeowners to further recognize the benefits that our portfolio of Outdoor Living products can offer.

We believe our products offer a compelling value proposition due to their enhanced durability, quality, attractive aesthetics and lower life-cycle costs relative to traditional materials such as wood. For example, we estimate the total lifecycle cost of our new TimberTech EDGE Prime decking, including materials, labor and annual maintenance, is approximately 38% less expensive over its 25-year warranty period than the cost of a comparable pressure treated lumber deck. Further, given that the cost of our TimberTech EDGE Prime decking products typically constitutes approximately 16% of the total deck project installation cost, consumers have the opportunity to cost-effectively upgrade to our long-lasting, low-maintenance materials by replacing traditional deck boards with our product while utilizing an existing substructure that has been appropriately maintained.

(1)

These assumptions and estimates are based on AZEK market knowledge and feedback from decking-focused contractors with experience installing TimberTech and wood decking products. Actual costs for any particular installation can vary significantly. Assumes pressure treated lumber deck board pricing of $1.18 per linear foot based on December 2020 average prices.

(2)

Total Deck Project Installation Costs represent the total aggregate costs of an initial deck installation for a 16’ x 20’ elevated deck and exclude costs associated with the installation of rail or stairs.

(3)

Total Deck Life-Cycle Costs represent both the aggregate costs of an initial deck installation and the estimated maintenance costs over a 25-year period for a 16’ x 20’ elevated deck excluding potential replacement costs.

(4)

Other costs include substructure installation costs, initial staining and sealing of wood decking materials and the cost of top down fasteners for TimberTech EDGE Prime and pressure treated lumber and hidden fasteners for ipe and TimberTech AZEK Vintage.

(5)

Estimated maintenance costs include an assumed annual cleaning of TimberTech products and an assumed maintenance requirement of annual pressure washing and sanding, staining and sealing a pressure treated lumber deck every three years and an ipe deck every two years to maintain aesthetics.

Based on data provided by Principia, wood represented approximately 64% of the total U.S. decking, railing and trim markets based on 2019 linear feet sold. With respect to the individual components of these markets, based on this data, composite decking represented approximately 20% of the decking market, composite and aluminum railing represented approximately 16% of the railing market and PVC trim products represented approximately 11% of the trim market, each in terms of linear feet.

(1)

Based on data provided by Principia for 2019. Other includes (A) hollow vinyl, plastic lumber and metal for decking, (B) iron, stainless steel, hollow vinyl and other plastic for railing and (C) engineered wood, which represented approximately 17% of the total trim market, fiber cement, vinyl, other polymer composite and other for trim.

(2)	Wood for the decking market includes premium hardwoods, cedar and redwood, which accounted for approximately 13% of the total decking market in 2019 according to data provided by Principia.

We believe there is a significant opportunity for further market penetration by composite products as consumer awareness towards sustainable materials increases and advances in material science and manufacturing improve the range of colors and textures available. We offer products that reduce the relative premium between composite and other materials to increase the affordability and further improve the lifetime value advantages of composite products. In addition, we believe our products are well positioned to benefit from growth across economic cycles given their low market penetration and improving cost and value proposition. We believe that we have been, and will continue to be, a driving force behind the growth of low-maintenance products in our markets.

Our decking, trim, railing and accessory products are primarily sold through both one-step and two-step distribution channels, and we are increasing our direct engagement with consumers. Within our Residential segment, we sell our products to distributors, professional dealers and home improvement retailers, who in turn sell our products to builders, contractors and homeowners. Based on data provided by Principia, the relative industry volumes of composite decking, composite and aluminum railing and PVC trim products sold by distribution channel and by end user channel for 2019 were as follows:

(1)	Rail includes composite and aluminum rail.

We are a leader within the professional dealer channel due to our depth across product categories, brand reputation and the superior quality of our products. We estimate that our U.S. decking sales represented approximately 35% of total composite decking sales in 2019 and that our U.S. trim sales represented approximately 43% of total PVC trim sales in 2019, in each case within the professional dealer channel. Based on data provided by Principia, in 2019, the retail channel represented approximately 36% of the total $3.3 billion decking market, and, within that channel, composite decking sales represented approximately $0.5 billion. We estimate approximately half of all composite decking sales through that retail channel were special order products. Although approximately 10% of our Residential segment sales were directly through home improvement retailers, we have seen substantial year-over-year growth in special order sales through such retailers, resulting in a CAGR of such gross sales of over 20% between fiscal 2015 and fiscal 2020. We believe we have an opportunity for significant expansion within retail and that this channel represents a key area of potential growth for us in the future. Our Commercial segment sells its products to OEMs and through distribution channels that reach a number of end markets including education, industrial, commercial and marine.

The AZEK Difference

An Industry Leader in the Outdoor Living Market

We are a leader in a number of large and growing segments of the Outdoor Living market and are benefiting from the early stages of material conversion and secular growth trends. Our significant scale, vertically-integrated manufacturing capabilities and extensive material science expertise enable our leadership position. We have leveraged these capabilities to establish a track record of innovation across a broad range of products with superior quality, aesthetics and performance that has been recognized by respected industry sources. In Hanley Wood’s 2020 BUILDER brand use study of U.S. builders, developers and contractors, TimberTech decking ranked #2 for quality within the decking category, and AZEK trim ranked #1 for quality within the decorative mouldings, trim and columns category. Additionally, our engineered bathroom partitions are a leading product specified by architects, and our Aria partitions won a Product Innovation Award from Architectural Products Magazine in 2018. Finally, in 2020, the Vinyl Sustainability Council awarded us the 2020 Vinyl Recycling Award in recognition of our sustainability and recycling innovations in our TimberTech AZEK decking line. These strengths, combined with our downstream focus and expanding marketing and digital strategy, have generated strong brand awareness and preference among contractors and consumers.

Serving Large, High-Growth and Resilient Markets That Are Benefitting from Material Conversion

We believe that the Outdoor Living market is benefiting from material conversion from traditional wood materials to low-maintenance, engineered materials. Based on data provided by Principia, wood represented approximately 64% of the total U.S. decking, railing and trim markets as measured by linear feet sold in 2019. Within the decking market specifically, composites represented approximately 20.4% of the total decking market in 2019, a shift from approximately 18.8% in 2018, representing an acceleration in the annual rate of material conversion from approximately 1% in previous years to 2% in 2019. Premium hardwoods, cedar and redwood comprise approximately 13% of the total decking market. We believe these markets present substantial growth opportunities in the coming years and that our leading scale, vertically-integrated manufacturing capabilities and extensive material science expertise position us to capitalize on these highly attractive markets as material conversion continues.

In addition, we believe that the residential repair and remodel market, which is the primary market served by our core products, is significantly more resilient through economic cycles than the home building industry. For example, from 2007 to 2009, single family housing starts declined approximately 57% according to the U.S. Census Bureau, while the home improvement products market declined approximately 14% according to the Home Improvement Research Institute. Moreover, our business demonstrated resilience through this period as net sales declined approximately 15% and cash flows from operations remained positive and increased through this period as a result of product mix, lower raw material costs and working capital management. In addition, even during periods of industry decline, we believe many home improvement projects are deferred rather than permanently cancelled, making it possible for industry activity to rebound quickly. We have increased our focus on serving the residential repair and remodel market over time, and we estimate that, within our Residential segment, approximately 80% of our net sales are attributable to repair and remodel activity. Based on data provided by Principia, in 2019, approximately 95% of total decking, 83% of railing and 46% of trim sales were attributable to the residential repair and remodel market. Our markets are also experiencing multiple favorable long-term secular growth trends. For example, within our Residential segment, consumers increasingly spend their leisure time outdoors and demand products that expand the usable living space of their home and enhance their outdoor lifestyle. In addition, according to the 2020 Home Design Trends Survey by the American Institute of Architects, outdoor living spaces have ranked as the most popular space amongst residential architects in the Home and Property Design report over the past six years. As a result, we believe our business will continue to benefit from strong material conversion, continued repair and remodel activity and favorable secular trends.

Premium Brands Known for Service, Quality, Aesthetics and a Broad Range of Styles and Designs

We achieved our premium brand reputation through our unwavering commitment to developing innovative new products that combine the latest style and design trends with our differentiated material science expertise and proprietary production technologies. For example, we have launched products that take premium flooring trends, such as wire-brushed and hand-scraped finishes and multiple widths, into the decking market.

In addition, we have deployed significant direct sales and service resources that have helped us develop strong brand awareness and loyalty among dealers, home improvement retailers and contractors. Over the last several years, we have made substantial investments to further enhance and strengthen our brands, including launching a variety of innovative new products with superior aesthetics, initiating cutting edge marketing campaigns, expanding our digital footprint and capabilities and unveiling a new set of tools focused on enhancing the consumer experience. We are well known in the industry, and we are generally one of the top two recognized brands in our product categories.

Committed to Sustainably Produced, Long-Lasting, Beautiful Products

Our steadfast focus on sustainability permeates our operations. Through our commitment to increasingly utilize recycled materials in the manufacturing of our products, we are able to reduce deforestation and advance a circular economy aimed at diverting waste from entering landfills and the continual use of resources. Approximately 90% of our gross sales are attributable to products that are manufactured through an extrusion process, and approximately 54% of all of our extruded materials were manufactured from recycled materials in fiscal year 2020, an increase from approximately 44% in fiscal year 2019. We believe there is an opportunity to increase this percentage in the future. Additionally, our operations are designed with sustainability in mind, with our facilities in Wilmington, OH and Scranton, PA employing closed-loop water filtration systems that recycle approximately 97% of water used annually and our polyethylene recycling facility utilizing energy-efficient systems for power, water, heating, cooling and lighting. Further, our products are designed to retain their aesthetic and structural qualities throughout their lifetimes, and the majority of our products are recyclable at the end of their useful lives. The increasing use of recycled content in our products also leads to improvements in our operating margins, as the flexibility of material input sourcing lowers input costs and reduces reliance on virgin raw materials.

Highly Versatile, U.S.-based Manufacturing Platform with Differentiated Capabilities

We are a vertically-integrated manufacturer, delivering superior quality products with a competitive cost position. Our versatile, process-oriented manufacturing operations are built on a foundation of extensive material development and processing capabilities. Our proprietary production technologies, material blending proficiency and range of extrusion methods enable innovation and facilitate expansion into new markets. We have deep experience working with multiple technologies that enable us to provide some of the industry’s most attractive visuals through advanced streaking and multi-color technologies. Our manufacturing footprint includes eight facilities across five geographic locations totaling approximately 2 million square feet, and we have made significant investments in people, processes and systems to increase our manufacturing scale and productivity. We recently expanded our vertical manufacturing capabilities with our new 100,000 square foot polyethylene recycling facility and our recent acquisition of Return Polymers, both of which enable further use of recycled content in our product offering and further reduces our reliance on higher-cost alternatives. In 2017, we introduced AIMS to manage and monitor operations, and in 2018, we implemented LSS tools and techniques at our manufacturing facilities to reduce material waste and improve manufacturing efficiency. We believe these initiatives create an opportunity for continued expansion of our margins.

Leader in Product Development and Innovation with a Robust New Product Pipeline

Over the past 30 years, we have built an R&D organization with significant expertise in material science and production process technologies. We leverage our R&D and manufacturing capabilities to deliver innovative new products to market that address evolving customer needs while expanding our use of recycled materials. Our product managers and marketing team actively analyze proprietary consumer research and work with architects, contractors and consumers to identify and develop new products that incorporate consumer feedback, expand our portfolio and extend the range of style and design options we offer. Our R&D team then designs, prototypes and tests these new products prior to full scale production. Our rigorous R&D process incorporates in-house analytical capabilities and comprehensive product testing with more than 260 distinct tests, such as accelerated weathering. During the five years ended September 30, 2020, our team successfully led over 25 significant new product introductions, and, for the twelve-month period ended September 30, 2020, our blended Five Year New Product Vitality across our Residential segment and Commercial segment was approximately 35%. We expect to continue to maintain a robust pipeline of new products and technologies that we intend to launch over the next several years, which we believe will help us continue to maintain our leadership in product innovation and drive strong product vitality.

Extensive Network of Contractors, Dealers and Distributors

Throughout our history, we have developed an extensive network in the United States and Canada of loyal contractors, dealers and distributors, many of whom are brand advocates for our products. Our extensive network consists of more than 4,200 dealers, over 150 distributor branch locations and thousands of contractors throughout the United States and Canada. We believe our strong relationships with dealers and contractors are driven by the trust and reliability that we have generated through product innovation, superior quality and performance, and the continuing service and support that we offer. Such support includes specialized training opportunities such as AZEK University and sales support initiatives such as digital lead generation, joint marketing funds, new sample kits, display kiosks, enhanced product literature, print, TV and radio advertising and social media initiatives. AZEK University provides hands-on training for contractors and customers using TimberTech and AZEK Exteriors products and our AZEK Pro Rewards program leverages our new website and digital capabilities to share curated digital leads with our contractors. In our Commercial segment, we sell our highly engineered polymer sheeting products through a network of approximately 130 engineered product distributors across the United States, Canada and Latin America, who sell primarily to OEMs, and we sell our low-maintenance bathroom partitions, shower and dressing stalls, lockers and other storage solutions through a network of approximately 900 dealers who sell to institutional and commercial customers across the United States and in Canada. We believe that the combination of consumer awareness for our product categories and our ability to directly engage with consumers to drive conversion makes us a highly attractive partner for our distributors, dealers, contractors and home improvement retailers, and that combination is a key reason that we expect them to continue to prioritize their own investment in our products and our product categories.

Strong Margin Profile with Significant Opportunity for Expansion

Our business has a strong margin profile driven by our differentiated premium branded products, vertically-integrated U.S.-based manufacturing capabilities and strong customer relationships. We continue to invest in new innovations in current and adjacent markets that we believe will support our long-term growth. Our Residential segment generated Segment Adjusted EBITDA Margin of 30.9% in the year ended September 30, 2020, and we are well positioned to continue to execute on our operational excellence initiatives, including recycling and continuous manufacturing efficiency improvement. As our recent capital investments mature, we believe there is a significant opportunity for us to expand our margins. In addition, a large percentage of our cost base is variable, providing us with significant financial flexibility and the ability to manage costs to reflect changes in economic conditions.

Proven Management Team Focused on Execution

We have assembled a diverse team of highly experienced and accomplished executives with public company experience, a proven track record of leading global consumer and industrial organizations and driving profitable growth, product innovation, cost reduction and manufacturing efficiency. From fiscal year 2017 to fiscal year 2020, under our management team’s leadership, our Adjusted Gross Profit Margin increased by approximately 440 basis points while we continue to enjoy strong top line growth. Our Chief Executive Officer, Jesse Singh, joined our team in 2016, after serving in numerous leadership roles at 3M, including Chief Commercial Officer, President of 3M’s Health Information Systems business and VP of the Stationery and Office supplies business, which included the iconic Post-it and Scotch Brands. Our Chief Financial Officer, Ralph Nicoletti, joined our team in 2019 after serving as Executive Vice President and Chief Financial Officer of Newell Brands and has more than 35 years of finance experience. Collectively, our team is approximately 50% gender and ethnically diverse and has extensive experience at leading companies, including 3M, Newell Brands, Owens Corning, Eaton, Armstrong, Grainger and Emerson. Our management team has executed key strategic initiatives across the platform to drive accelerated growth and improved profitability, including upgrading operational capabilities, implementing productivity tools, and investing in new products, sales force expansion, marketing, M&A and internal recycling capabilities.

Our Growth Strategy

We believe our multi-faceted growth strategy positions us to drive profitable above-market growth in the markets we serve.

Introduce Innovative New Products That Expand Our Markets

We have a proven track record of developing innovative new products across multiple price points that accelerate material conversion, increase the use of recycled materials and expand our markets. Our strong manufacturing capabilities, proprietary production technologies, detailed consumer research and extensive material science expertise allow us to rapidly introduce differentiated products. In our Residential segment, our new products are driving conversion away from traditional wood materials across all pricing segments, from various forms of pressure treated wood at the entry level to more exotic woods such as cedar and ipe at the premium level. In 2019, our Residential segment launched three new product platforms: TimberTech EDGE, Multi-Width decking and PaintPro trim. We believe that TimberTech EDGE will accelerate conversion of low-cost traditional pressure treated wood materials by offering superior aesthetics and performance at an accessible price point. Our entry-level decking category volume, which includes our TimberTech PRO Terrain collection in addition to our TimberTech EDGE collections, increased at a nearly 30% CAGR on a linear foot basis from fiscal 2018 to fiscal 2020. Multi-Width decking, which extends the technological advancements available in our highly successful Vintage platform, expands the range of style and design options available to consumers seeking premium decking solutions and provides a unique combination of superior performance and a natural wood-look and feel. Our premium TimberTech AZEK Vintage collection volume increased at over a 30% CAGR on a linear foot basis from fiscal 2018 to fiscal 2020. PaintPro expands the addressable market for our trim products and accelerates wood conversion by delivering the same high-quality, low-maintenance performance of traditional white PVC trim across a full spectrum of paintable colors.

Each year, we continue to launch new products across our business, and as of the year ended September 30, 2020, our blended Five Year New Product Vitality across our Residential segment and Commercial segment was approximately 35%. In 2020, we expanded on these product innovations in our Residential segment and launched a new multi-color TimberTech EDGE Prime+ decking collection, a new Wide-Width profile for the TimberTech AZEK Harvest decking collection and the new, multi-tonal Reserve collection under the TimberTech PRO decking line, among others. In addition, we are implementing a multi-year, $180 million capital investment program to increase capacity and further support our future growth. We will continue to leverage our material technology capabilities and commission detailed consumer research to regularly introduce new products that set us apart from our competition and accelerate future growth.

Accelerate Market Conversion by Capitalizing on Downstream Investments

We view the continued growth in homeowner outdoor investment and repair and remodel activity as a powerful secular trend driving material conversion across our industry. We believe low-maintenance alternatives at a range of premium quality designs and accessible pricing will continue to increase consumer demand and accelerate material conversion.

Over the four years ended September 30, 2020, we have increased our R&D, sales and marketing expenses by over 30% in the aggregate, and we continue to make additional investments that we believe will accelerate material conversion and growth in our markets. We expanded our marketing organization and sales force with new talent, enabling us to generate greater awareness of our products and enhance our sales growth in underpenetrated markets and geographies. We invested in new premium and traditional merchandising displays for our dealers and special order merchandising and training for pro desk support associates for our home improvement retailers to increase consumer awareness of our products and to accelerate sales growth. Starting in 2018, we have added new trim and retail focused sales teams and have also established a dedicated sales team to enhance our dealer sales in underpenetrated geographies. We believe these initiatives are helping to accelerate our growth. For example, we believe our trim-focused sales team has helped increase our AZEK Exteriors net sales by an approximately 14% CAGR between fiscal year 2018 to fiscal year 2020. In addition to expanding our sales force, we realigned the compensation framework for our sales teams to increase downstream engagement with consumers and key influencers such as architects, builders and contractors, to drive increased pull-through demand for our products. We recently opened our third AZEK University location in Chicago, and we are hosting regular contractor training events to encourage contractors to use our products. We believe we can continue to leverage our downstream investments to accelerate material conversion in our markets, strengthen our position in the pro channel and enhance our retail presence.

Build the Leading Consumer Brand in Outdoor Living

We are well-known for quality, innovation and delivering a broad range of on-trend style and design options to customers. We have made significant investments in sales and marketing and R&D over the past two years to differentiate and strengthen our brands and to simplify and transform the consumer experience for purchasing our products. In 2019, we unified our decking and railing product portfolio under our leading TimberTech brand with a differentiated “Go Against the Grain” marketing campaign. We continue to invest in our marketing organization and alongside our channel partners to increase consumer awareness and preference for our products. Our focused digital strategy, enhanced media presence and differentiated marketing campaigns drive increased engagement with consumers and homeowners as well as key influencers such as architects, builders and contractors. Our new digital platform facilitates the consumer journey from inspiration and design through installation. The experience educates consumers on the features and benefits of our products versus traditional materials, utilizes digital visualization tools to allow consumers to re-imagine their outdoor living spaces and directly connects them to a pre-qualified local contractor. During fiscal year 2020, website traffic to our outdoor living branded websites increased by over 40% and sample orders for our decking products have increased over 50%, in each case when compared to the prior year. We enjoy strong preference for our products among contractors, who typically purchase our products at dealers, and we are investing to increase our presence within home improvement retailers as the majority of consumers include visits to home improvement retailers in their research of decking products. These consumer engagement strategies are focused on creating additional pull-through demand and accelerating our growth.

Expand Margins Through Enhanced Recycling Capabilities and Productivity Initiatives

Our broad range of U.S.-based manufacturing capabilities, proprietary production technologies and extensive material science expertise position us as a leading innovator in the Outdoor Living market, and our brands command premium prices and afford us a strong margin profile. However, we believe there is an opportunity for significant improvement in our margins as we continue to invest in and expand our recycling capabilities and focus on operational excellence. Since fiscal year 2017, we have invested nearly $60 million in developing and enhancing our recycling capabilities to substantially reduce our material cost, divert waste from landfills and increase our utilization of recycled materials. For example, in fiscal year 2020, we increased the recycled material content used in the core of our deck boards by approximately 20%, as compared to the recycled material content in fiscal year 2019. Increasing the recycled material content in our deck boards has allowed us to substantially reduce the utilization of virgin HDPE in the production of the core of our TimberTech PRO and EDGE products, enabling material cost savings when compared to legacy material content formulations. We are still in the early stages of the material substitution journey across our manufacturing network and realizing the benefits of our investments in recycling, and we expect to drive additional cost savings as we ramp up internal processing and sourcing of recycled materials used in the manufacturing of our products.

In addition to enhancing our recycling capabilities, we have also implemented various LSS initiatives across our manufacturing operations to reduce waste and enhance productivity. We identified and have begun to implement additional projects that we expect will provide incremental net manufacturing productivity in the coming years. We believe AIMS, our investments in people, processes and equipment and our investments in recycling, productivity and operational excellence will enable us to expand our margins through reduced material cost, improved net manufacturing productivity and enhanced business operations.

Execute Strategic Acquisitions That Broaden Our Platform and Enhance Our Manufacturing Operations

Our markets are large and highly fragmented, and they provide a wide range of opportunities for us to execute acquisitions to augment our growth independent of end-market demand. We have completed several strategic acquisitions since our company was founded, and we have proven to be a highly effective consolidation platform. For example, the acquisition of Versatex strengthened our position in the trim and moulding market, enhanced our product capabilities and generated attractive cost savings, and the acquisition of Ultralox extended our railing portfolio to include aluminum solutions with proprietary interlocking technology and expanded our ability to address the high-growth aluminum railing market.

We intend to continue to prudently execute strategic acquisitions and utilize our disciplined process to identify, evaluate, execute and integrate acquired businesses. We actively monitor a pipeline of attractive opportunities across multiple product categories and geographies. We target opportunities that strengthen our existing platforms, enhance our market positions, expand our portfolio of products and technology capabilities and increase our business diversity. In addition, the acquisitions we pursue must also provide opportunities for us to leverage our strong U.S.-based manufacturing capabilities, material formulation proficiency and extensive dealer and distributor network to meaningfully enhance their scale, growth, profitability and cash flow. For example, we recently acquired Return Polymers, which we expect will significantly enhance our in-house recycling capabilities, reduce reliance on external suppliers and further improve our overall manufacturing cost position.

Our Brands and Products

We currently operate in two reportable segments: Residential and Commercial. We leverage a shared material technology and U.S.-based manufacturing platform to create an extensive range of long-lasting and low-maintenance products that convert demand away from traditional materials. Our Residential segment serves the high-growth Outdoor Living market by offering products that inspire consumers to design outdoor spaces tailored to their individual lifestyles. Our innovative portfolio of Outdoor Living products, including decking, railing, trim and accessories, are sold under our TimberTech, AZEK Exteriors, VERSATEX and ULTRALOX brands. Our Commercial segment addresses demand for low-maintenance, highly engineered products in a variety of commercial and industrial markets, including the outdoor, graphic displays and signage, educational and recreational markets, as well as the food processing and chemical industries. Products sold by our Commercial segment include highly engineered polymer sheeting as well as partitions, lockers and storage solutions.

Residential Segment

In our Residential segment, we design and manufacture engineered Outdoor Living products, including decking, railing, trim and moulding and accessories that drive conversion away from wood and other traditional materials. These products are primarily capped wood composites and PVC that are aesthetically similar, yet functionally superior, to finished wood, as they require less maintenance, do not rot or warp, are resistant to water, insects, stains, moisture, mold, mildew, scuffs and scratching, and do not require painting or staining for protection. Many of our products are also designed to ease installation for contractors and builders and reduce lifetime maintenance costs for consumers, without sacrificing aesthetics. We believe these factors, combined with some of the industry’s longest warranties and a comprehensive range of on-trend color palettes and styles, drive contractor loyalty and offer a compelling choice for consumers looking to reinvent their outdoor living spaces and the exteriors of their homes.

In fiscal year 2020, our Residential segment generated net sales of $771.2 million, representing approximately 86% of our total net sales. Our Residential segment consists of Deck, Rail & Accessories which is approximately 62% of total consolidated net sales and Exteriors which is approximately 24% of total consolidated net sales. Demand for our Residential segment products is largely driven by repair and remodel activity, which we estimate accounted for approximately 80% of our Residential segment net sales in fiscal year 2020 with the remaining sales attributable to new construction activity.

TimberTech PRO Legacy Deck Collection with Impression Rail (Deck Colors: Tigerwood and Pecan)

Decking

We are one of the only decking manufacturers to offer both capped wood composite and PVC decking products, and we believe we are the only manufacturer to offer narrow and wide-width PVC deck boards. Our decking products transform consumers’ outdoor areas into aesthetically appealing spaces, while reducing lifetime maintenance costs as compared to those made with traditional materials. These high-quality, innovative products are artfully crafted with a broad range of design options and distinguishing features, such as cascading or variegated tones to emulate the natural look and finish of wood. Our products are long lasting and often a more cost-effective alternative over time than products made of traditional materials such as wood, which can fade quickly, require frequent sanding, staining and maintenance and are prone to rot, splinter and crack. In addition, our decking products span a wide range of entry-level to premium price points and are covered by some of the industry’s longest warranties. We are also committed to sustainability and to manufacturing our products with recycled waste and scrap. The wood used in the core of our decking products is 100% recycled, and we do not use any virgin timber. We continue to expand our use of recycled materials in our decking products, such as in our TimberTech PRO and EDGE decking product lines, which offer products made from approximately 80% recycled material.

Through our three primary decking product lines—TimberTech AZEK, TimberTech PRO and TimberTech EDGE—we offer a broad range of colors, textures and styles to provide consumers with a myriad of design options at a variety of price points.

TimberTech AZEK			TimberTech PRO			TimberTech EDGE		
Collection	Harvest Collection	Arbor Collection (discontinued)	Vintage Collection	Terrain Collection	Reserve Collection	Legacy Collection	Prime Collection	Prime+ Collection	Premier Collection
Deck Board Profiles	Standard Wide MAX		Narrow Standard Wide MAX						
Relative Pricing	$$	$$$	$$$$	$$	$$-$$$	$$$	$	$	$-$$
Recycled Content	Over 50% Recycled Content			Up to 80% Recycled Content, Including 100% Recycled Wood			Up to 80% Recycled Content, Including 100% Recycled Wood		
Collection Highlights	• Our most advanced technology: premium capped polymer decking and porch products • We have four collections (including Porch, not pictured) of products that offer many color options spanning from a single color (Harvest) to our multiple color, premium collection (Vintage) that features a wire-brushed finish and aesthetics that mimic natural exotic hardwoods with lower maintenance • The product line offers the subtle intricacy of wood, combined with our Alloy Armour Technology and is our most durable product line • Deck and porch products are available in multiple form factors including variable widths (standard, wide, narrow), tongue and groove profiles, and a 1.5" thick profile ideal for dock and pier applications • The product line does not contain wood in the core or the cap, so it is the most resistant to mold • Deck boards are up to 30% lighter than capped composite products • The product line has superior slip resistance, is cooler to the touch and dissipates heat faster than capped composite products • The product line exceeds the requirements for Wildland Urban Interface (WUI) areas in California • The Vintage Collection has a Class A Flame Spread Index rating • The product line is offered in square shoulder and grooved profiles			• Our premium capped composite line of decking that is made from a combination of recycled plastics, recycled wood and other additives • We have three collections of products including a product that comes with a fully capped scalloped bottom (Terrain) and two exceptional collections (Reserve and Legacy) that offer unique, non-repeating and natural looking visuals • The product line is capped on all four sides with our MoldGuard Technology, offering greater mold and moisture protection than composite products not capped on all four sides • The capping technology offers strong resistance to stain damage with a protected, easy to clean surface and does not contain wood fibers, which over time can become visible in capped products • The Legacy Collection has a unique, hand-scraped finish and leverages advanced technology to achieve its distinctive, cascading color • The product line is offered in square shoulder and grooved profiles			• Our accessible, entry-level capped composite line of decking that provides a cost effective alternative to wood • We have three collections including a full-profile product (Premier) and two entry-level collections (Prime and Prime+) that have a scalloped profile and options for monochromatic (Prime) or blended (Prime+) coloring • The product line is made with a protective cap on three sides that offers a higher level of moisture resistance than traditional wood • The product line utilizes our non-wood capping to provide enhanced weather ability, stain and scratch resistance • The product line is offered in square shoulder and grooved profiles		
Features	50 Year; Lifetime Limited; Alloy Armour; Capped Polymer			30 Year; 30 Year; 4 Sided; Mold Guard			25 Year; 25 Year; Capped Composite

Our decking product lines are complemented by our porch collection as well as our broad range of decking accessories, including in-deck and riser lighting, risers for use on stairs, fascia, end coating, flashing and joist tape and our TimberTech Deck Cleaner. Our growing portfolio of porch board products leverages the same materials and production technologies as our industry-leading decking products and allows us to deliver similar design aesthetics and low-maintenance benefits across a variety of textures. Our composite pavers provide a lightweight and easy-to-install alternative to traditional pavers and are available in a variety of colors and styles for landscaping, resurfacing and rooftop patio applications. We offer a broad range of high-quality fasteners that enable an efficient installation, safe fastening and superior aesthetics, including traditional fasteners, which are color-matched to the decking product and are offered in both coated carbon steel and stainless steel; concealed fasteners, which are covered with a color-matching cap to blend into the associated decking product; and hidden fasteners, which are fastened out of sight under the decking boards.

Railing

Our railing solutions enable consumers to accent their outdoor living spaces with attractive, high-quality, low-maintenance composite and aluminum railing products, which we offer through our TimberTech and ULTRALOX brands. Our railing products reduce the need for ongoing maintenance by eliminating many of the major functional disadvantages of traditional materials, such as warping and rust, and thus are often a more cost effective alternative over time. For example, our TimberTech composite railing products are covered by a four sided cap, which eliminates the need for annual sanding, staining, sealing and painting, and our TimberTech aluminum railing products feature a powder coated surface, which produces a long-lasting, color-durable, moisture-resistant finish.

Our railing products are available in various materials and in a broad range of colors, finishes and styles, including traditional, modern and minimalist designs, and we offer a wide selection of infill options, such as composite and aluminum balusters, cable rails and glass channel kits. Our aluminum railing products are lighter weight and easier to install than other metal railing materials, and their sleek, minimalistic designs allow unobstructed views, especially when coupled with a glass or cable infill option. Our railing products are diverse and highly customizable, and, in addition to complementing our decking product lines, they also appeal to a broader, stand-alone market, such as for use on decks constructed from traditional materials and in commercial applications.

We believe we are particularly well positioned to serve the fast growing aluminum railing market following our 2017 acquisition of Ultralox Technology, LLC, or Ultralox, which significantly expanded our aluminum railing product capabilities. Using Ultralox’s proprietary Interlocking Machine, a dealer or contractor can create a customized aluminum, pre-panelized, interlocking railing system on site. This facilitates faster and easier assembly and installation without special tools, mechanical fasteners or welding for both residential and commercial applications and overcomes the design limitations of pre-fabricated railing products. Our TimberTech brand also sells a pre-panelized version of the Ultralox railing kit branded as Impression Rail Express.

To complement our railing products, we offer an array of functional and decorative accessories, including drink railings, mounting posts, under-rail lights and lighted island caps and gate kits. Our decking, railing and related accessory products are frequently used in combination in order to enable consumers to create their own highly customized outdoor living spaces.

Trim and Moulding

We are the leading designer and manufacturer of PVC trim and moulding products for the Outdoor Living market. We operate two large PVC trim manufacturing plants and offer a diverse portfolio of PVC trim and moulding products through our AZEK Exteriors and VERSATEX brands. Our trim and moulding products are aesthetically similar to wood and can be easily milled, routed or shaped for use in almost any application. Our products are moisture- and insect-resistant and are more durable and require less maintenance than traditional wood products. Contractors and homeowners can use our products in conventional applications, to express their creativity through unique home exteriors, and to complement our decking and railing products. For example, two-story decks are often paired with column wraps, canvas porch ceilings and other trim and moulding accents. Our trim and moulding products are also increasingly utilized within the home, including as wainscot trim or as shiplap, which originated to protect the exteriors of homes in harsh climates, but is now a popular way to create unique interior spaces. Our products are also used by mill shops and OEM fabricators, who rely on our products due to their consistent formulation, dimensional accuracy and precision and high machinability, to manufacture a wide range of other Outdoor Living products such as pergolas, arbors and flowerbeds.

In 2018, we acquired Versatex, which significantly expanded our existing trim product portfolio with a broad range of premium cellular PVC trim and moulding products. It also complements our established PVC trim and moulding capabilities with an organization dedicated to service, customer responsiveness and innovation. Particularly known for its customer-focused approach, Versatex has differentiated itself through its history of quickly addressing special requests from customers, developing cutting-edge products that focus on the needs of builders, architects, fabricators and consumers and rapidly bringing these innovative new products to market.

Our full line of AZEK Exteriors and VERSATEX products includes trim and moulding, fabricated products, paintable trim and specialty solutions:

Boards and Sheets	Time-Saving Products	Aesthetic Details	Paintable Trim

•  Boards—Manufactured with sealed edges and shipped with a protective film, our trim board is highly versatile and can be milled, routed, or heat formed to be used in many different applications.

•  Sheet—Our sheets provide a clean backdrop over an expansive area and can be used for large scale fabrication such as pergolas and arbors.

•  Skirt Boards—Designed to provide moisture resistance at ground contact and help direct water away from the structure. These products are easy to install with fiber cement, vinyl, or wood siding.

•  Column Wraps—Our column wraps are offered in multiple styles and can quickly and easily improve the aesthetics of a standard wood post with minimal labor.

•  Corner Boards—Our one-piece corner boards are easy to install, feature smooth, outside edges and are aesthetically superior to two-piece corners, which can gather dirt along their edges.

•  J-Channel and Stealth Products—Designed to complement siding and for easy installation around windows and corners.

•  Mouldings—Used to enable customizations, cover transitions or provide crisp, architectural style elements to home exteriors.

•  Tongue & Groove Profiles—Easily add the classic style of beadboard, nickel gap, and shiplap in horizontal or vertical orientation to complement housing exteriors.

•  Canvas—Designed to add contrast to porch ceilings and interior trim projects, these products deliver the look of rich hardwoods without knots or labor intensive staining requirements.

•  TimberTech AZEK Cladding—Combines premium natural hardwood aesthetics and the durability of advanced polymer technology for use as a cladding rain screen for premium curb appeal.

•  Shingle Siding—The most authentic looking shingle siding, with variable-width tabs and keyways, made with our moisture resistant advanced polymer in a panel format, making it easy for contractors to install.

•  PaintPro—Innovative cellular PVC trim that has the same high- performance and low-maintenance benefits of traditional AZEK trim, but can be painted any color. PaintPro trim offers quick drying times with no priming needed and superior paint adhesion.

In addition to the products described above, we offer custom milled solutions for builders and a number of accessories such as fastening systems, adhesives, sealants and bonding solutions.

Commercial Segment

Leveraging our shared U.S.-based manufacturing platform and material technology, we bring low-maintenance products with superior aesthetics to a variety of commercial and industrial markets. Our Residential and Commercial segments operate synergistically, primarily through our ability to utilize new materials, technologies and products developed by one segment across an array of manufacturing processes and products in our other segment. Our Commercial segment includes our Vycom and Scranton Products product lines. Vycom manufactures a comprehensive line of highly engineered polymer materials designed to offer sustainable, low-maintenance and long-lasting solutions for applications for a variety of commercial and industrial markets, including the markets for outdoor living, graphic displays and signage, recreation and playground equipment and the food processing, marine and chemical industries. Scranton Products manufactures sustainable, low-maintenance privacy and storage solutions primarily for schools, stadium arenas and recreational and commercial facilities. Within our Commercial segment, demand for our products is driven by commercial construction activity, material conversion and favorable secular trends such as an increased emphasis on privacy. In fiscal year 2020, our Commercial segment generated net sales of $128.1 million, which represented approximately 14% of our total net sales.

Vycom

Vycom manufactures a comprehensive line of highly engineered polymer materials designed to replace wood, metal and other traditional materials in a variety of applications. Vycom’s products are used in a broad range of commercial end markets, are durable, strong and lightweight and can be ordered in a wide range of sizes, thicknesses and colors. These products provide superior performance compared to traditional materials and are resistant to corrosive chemicals, scratches, flames, odors, moisture, bacteria, rotting, delaminating, chipping and swelling. Vycom’s products are also easier to fabricate, decorate, laminate, weld, machine or form than many traditional materials, which makes them attractive to OEMs that have specialized requirements for fabrication, physical properties or chemical resistance. Vycom’s highly engineered solutions are often developed in consultation with OEMs and, as a result, in certain cases are specified into OEM products and applications.

Scranton Products

Scranton Products provides low-maintenance bathroom partitions, shower and dressing stalls, lockers and other storage solutions. We market our partitions under the Aria, Eclipse and Hiny Hiders brands and our lockers under the TuffTec and Duralife brands. Our primary customers are schools, parks, recreational facilities, stadium arenas, industrial plants and retail and commercial facilities, and we continue to expand rapidly into the commercial repair and remodel market primarily through sales of our high-privacy bathroom partitions. Products sold by Scranton Products are designed to replace traditional materials such as metal, wood and baked enamel with more durable, long-lasting, low-maintenance and more aesthetically pleasing materials. These products are highly resistant to rust, dents, scratches and graffiti and are easily cleaned. We offer an extensive array of attractive colors, textures and finishes that replicate more traditional materials. As compared to metal and wood alternatives, our partitions and locker products sell at premium prices but deliver significantly reduced life-cycle costs through increased durability and lower maintenance expenses. In fiscal year 2020, approximately half of Scranton Products’ net sales were attributable to the education market. We expect to continue experiencing significant growth in Scranton Products’ sales in the commercial markets, which we believe is driven primarily by an increased focus on bathroom privacy considerations, design and aesthetics.

Product Research and Development

Over the past 30 years, we have built an R&D organization with significant expertise in material science and production process technologies. We leverage our R&D and U.S.-based manufacturing capabilities to deliver innovative new products to market that address evolving customer needs. We have made substantial investments in our R&D organization, which, as of September 30, 2020, consisted of over 30 team members, including approximately 20 engineers. We are committed to continuing to invest in our R&D capabilities to further strengthen our ability to regularly introduce new products that set us apart from our competition and accelerate future growth.

Our product managers and marketing team actively analyze proprietary consumer research and work with architects, contractors and consumers to identify and develop new products that incorporate consumer feedback, expand our portfolio and extend the range of style and design options we offer. Our R&D team then designs, prototypes and tests these new products prior to full scale production. Our rigorous R&D process incorporates in-house analytical capabilities and comprehensive product testing with more than 260 distinct tests, such as accelerated weathering.

We believe our focus on innovation allows us to bring on-trend products to market rapidly. For example, we were able to leverage our proprietary color pigmentation technology to adapt quickly to lighter color decking trends and introduce our whitewashed cedar products. Similarly, in response to popular flooring trends, our technological and material science expertise enables us to manufacture wide-width and multi-width decking products that we believe will help accelerate conversion from wood decking products. Our ability to innovate has also helped us introduce opening price point products such as TimberTech EDGE. In our Commercial segment, the introduction of our Aria partitions responds to demand for increased privacy and the introduction of our TimberLine products addresses the adjacent market demand for beautiful, low-maintenance engineered products with a wood-like look in outdoor furniture, cabinetry and other applications.

We currently have a broad portfolio of ongoing development projects across our core product categories as well as certain adjacent products and markets. We continue to leverage our acquisition of Ultralox to develop additional aluminum and steel railing products. In addition, we are constantly evaluating opportunities to use our technological and U.S.-based manufacturing capabilities to expand into new markets where we believe there is an opportunity to drive material conversion or otherwise broaden our market reach.

Distribution

Within our Residential segment, we sell our products through a network of more than 4,200 professional dealers and thousands of home improvement retail outlets, including both stocking and special order locations. These outlets are served by more than 35 distributors with over 150 branch locations enabling us to effectively serve contractors and customers throughout the United States and Canada. Within our Commercial segment, we sell our products through a widespread distribution network, as well as directly to OEMs. Our products are generally sold through both one-step and two-step distribution channels. Our distribution network has broad geographic coverage and benefits from the logistics capabilities of our distributors as well as the ability of our distributors and dealers to help generate demand for our products through direct sales, merchandising and marketing. In fiscal year 2020, approximately 99% of our gross sales came from the United States and Canada. Our distributors in locations outside of the United States and Canada are responsible for marketing and selling our products in other countries to which our products are exported. We are continually evaluating our distribution strategy to ensure that we can meet the demands of our consumers in the most effective ways.

Residential Segment

We distribute the majority of our Residential segment products through more than 35 distributors, who in turn sell our products to dealers. Our distributors also maintain an inventory of our products and support our dealers by managing shipping logistics. We have exclusive relationships with our distributors for decking and trim with respect to specified geographies, and, although some legacy distributors are permitted to carry only certain of our products, many of our distributors are required to carry a comprehensive selection of our TimberTech and AZEK products. Our top ten distributors for the year ended September 30, 2020, accounted for a majority of our total net sales during that period.

Through our distributors, our products are sold to more than 4,200 professional dealers and lumber yards. Additionally, we have special order and stocking relationships with certain home improvement retailers with thousands of locations across the United States and Canada. We attempt to drive sales to our dealers and retailers through digital tools and extensive marketing directed at consumers who can help create pull-through demand for our products among influencers and decision makers such as architects, builders and contractors. Our dealers typically exhibit high brand loyalty and are incentivized to consolidate the manufacturers from which they purchase to maximize early buy discounts and annual volume rebates.

Contractors purchase our products through dealers and retailers. We believe contractors are typically loyal to brands and products they trust because they are a direct point of contact for consumers and are most likely to receive feedback and feel responsible for product performance. We consider the needs of and feedback from contractors in designing and manufacturing new products, and we invest in strengthening our relationships with these contractors as we believe they significantly influence decisions regarding material and brand selection for the types of products we produce. The graphic below illustrates the distribution channels for the Outdoor Living market in which we sell our Residential composite decking, composite and aluminum railing and PVC trim products.

We allocate significant sales force resources to support our dealers, and we believe our strong relationships with dealers and contractors are driven by the trust and reliability that we have generated through product innovation, superior quality and performance and the continuing support that we offer. Such support includes specialized training opportunities such as AZEK University and sales support initiatives such as digital lead generation, joint marketing funds, new sample kits, display kiosks, enhanced product literature, print, TV and radio advertising and social media initiatives. AZEK University provides training for contractors and customers installing and using TimberTech and AZEK Exteriors products. We have recently invested and upgraded our AZEK University programming to include virtual trainings and on-demand digital tools that have enabled us to reach a larger audience in an efficient manner. Additionally, our AZEK Pro Rewards program leverages our new website and digital capabilities to share curated digital leads with our contractors.

Parksite Inc., who distributes our Residential segment products, accounted for approximately 20.3% of our net sales for the year ended September 30, 2020.

Commercial Segment

Our Vycom products are primarily sold through approximately 130 engineered product distributors across the United States, Canada and Latin America, who in turn sell full sheet and/or fabricated products that have been converted into a wide variety of components or items for various industrial uses primarily to OEMs. We also sell certain Vycom products directly to OEMs.

Our Scranton Products bathroom partition and locker systems are sold through a network of approximately 900 dealers who sell to industrial and commercial customers across the United States and in Canada. We market the benefits of our bathroom partition and locker systems directly to architects and facilities managers, who frequently specify products by name and material in their designs.

Operations and Manufacturing

We are a vertically-integrated, U.S-based manufacturer, delivering superior quality products with a competitive cost position. Our competitive cost position, including our relatively low transportation costs resulting from us being a U.S.-based manufacturer, provides us with a competitive freight advantage relative to imported products. Our versatile, process-oriented manufacturing operations are built on a foundation of extensive material development and processing capabilities. Approximately 90% of our gross sales are attributable to products that are manufactured through an extrusion process that contains a blend of virgin polymers and recycled materials. Our proprietary production technologies, material blending proficiency and range of extrusion capabilities enable innovation and facilitate expansion into new markets. We have deep experience working with multiple technologies that enable us to provide some of the industry’s most attractive visuals through advanced streaking and multi-color technologies. Our manufacturing footprint includes eight facilities across five geographic locations totaling approximately 2 million square feet, and we have made significant investments in people, processes and systems to increase our manufacturing scale and productivity. We recently expanded our vertical manufacturing capabilities with the addition of our 100,000 square foot polyethylene recycling facility in late 2018 and our acquisition of PVC recycling operation Return Polymers in early 2020. In addition, we are implementing a multi-year, $180.0 million capital investment program to increase capacity and further support our future growth.

In 2017, we introduced AIMS to manage and monitor operations, and in 2018, we implemented Lean Six Sigma tools and techniques at all our manufacturing facilities to reduce material waste and improve manufacturing efficiency.

We have integrated manufacturing operations and differentiated technical expertise in utilizing recycled materials to develop sustainable, cutting-edge products. Sustainability is one of our core strategic pillars, and we are committed to introducing sustainable products that utilize recycled materials, reduce deforestation and are versatile and recyclable at the end of their useful lives. We are dedicated to expanding our recycling capability and investing in the use of reclaimed materials in our manufacturing processes.

Facilities Overview

We are headquartered in Chicago, Illinois and operate eight manufacturing and recycling facilities in the United States. In alignment with our sustainability values, our Chicago corporate office is located in a 2019 LEED-Certified building. Currently, we produce our AZEK, Scranton and Vycom products primarily at our manufacturing facilities in Scranton, Pennsylvania, our TimberTech products primarily at our manufacturing facilities in Scranton, Pennsylvania and Wilmington, Ohio, all of our VERSATEX trim products at our manufacturing facility in Aliquippa, Pennsylvania and all of our ULTRALOX railing products through our manufacturing facility in Eagan, Minnesota. In 2019, we opened our state-of-the-art polyethylene recycling facility in Wilmington, Ohio. The acquisition of Return Polymers in 2020 enhanced our PVC recycling capabilities and is located in Ashland, Ohio. We are implementing a multi-year $180.0 million capital investment program to support our future growth. As a part of that program and to address increased demand, we plan to add a new manufacturing facility.

Manufacturing and Recycling Facilities

	Scranton, PA	Scranton, PA	Wilmington, OH	Wilmington, OH	Eagan, MN	Aliquippa, PA	Ashland, OH	Jeffersonville, OH	Total
Plant Size (sq. ft.)	617,760	286,458	500,000	100,000	134,203	134,153	97,650	202,567	2,072,791
Ownership	Owned	Leased	Owned	Owned	Leased	Owned	Leased	Leased
Headcount (as of September 30, 2020)	389	180	517	60	26	175	74	12	1,433

Sales and Marketing

Residential Segment

Our Residential segment sales organization is organized under our AZEK, TimberTech, VERSATEX and ULTRALOX product lines and is composed of a general sales organization, which is primarily geographically based, and also includes specialty sales organizations who focus on trim, railing, retail and key accounts. Our sales organization is primarily focused on generating downstream demand with contractors, architects and builders as well as maintaining relationships with and educating influencers. We believe we can continue to leverage our downstream investments to accelerate material conversion in our markets, strengthen our position in the pro channel and enhance our retail presence.

We maintain a national sales organization that works with builders and supports certain national or large regional dealers with multiple locations and/or buying groups to provide a single point of contact and more effectively serve these customers. Our national sales organization is focused on increased penetration into these accounts by working with corporate decision makers and with buyers at the local level. We have also enhanced our retail-focused sales team, who is focused on supporting individual retail locations, training pro desk associates within retail locations and facilitating deliveries for special orders placed at home improvement retailers.

In 2019, we unified our decking and railing product portfolio under our leading TimberTech brand with a differentiated “Go Against the Grain” marketing campaign. TimberTech has strong market awareness, and unifying our decking and railing products under the TimberTech brand allows us to highlight product differentiation, while maintaining brand identity across multiple price points. In 2020, we debuted our new “Better Tech, Better Deck” marketing campaign which emphasized the technological superiority and design versatility of TimberTech’s product portfolio and is meant to inspire homeowners looking to build, renovate and remodel their outdoor living spaces. Following the repositioning of our AZEK decking product lines under the TimberTech brand, we are focused on leveraging the AZEK brand as our exteriors brand due to the significant brand recognition for AZEK trim and moulding products.

We maintain comprehensive marketing campaigns using various media in support of our brands, targeted towards our growing dealer base, as well as architects, builders, remodelers and consumers. We continue to invest in our marketing organization and alongside our channel partners to increase consumer awareness and preference for our products. Our focused digital strategy, enhanced media presence and differentiated marketing campaigns drive increased engagement with consumers as well as key influencers such as architects, builders and contractors. Our new digital platform facilitates the consumer journey from inspiration and design through installation. The experience educates consumers on the features and benefits of our products versus traditional materials, utilizes digital visualization tools to allow consumers to re-imagine their outdoor living spaces and directly connects them to a pre-qualified local contractor. We enjoy strong preference for our products among contractors, who typically purchase our products at dealers, and we are investing in order to increase our presence within retailers as the majority of consumers include visits to home improvement retailers in their research of decking products. These consumer engagement strategies are focused on creating additional pull-through demand and accelerating our growth. In addition, we have augmented our advertising efforts by developing instructive, educational and visually appealing product displays, marketing tools and sample kits to market our products. We have also invested in digital, print, TV and radio advertising and display kiosks which enhance our dealers’ and home improvement retailers’ ability to exhibit and promote our products.

We also provide frequent demonstrations, education, product training and other sales support and loyalty initiatives to help drive awareness of and demand for our products. In 2010, we established AZEK University to educate dealers, contractors, architects and builders on our product offering and value proposition through training that includes classroom tutorials, hands-on sessions and plant tours. In addition, through our AZEK Pro Rewards program, we seek to secure preferred brand status with contractors by providing contractors with marketing tools, leads and various other rewards in connection with increased purchases of our products. We believe these efforts increase our market position because many buying decisions involve input from both the contractor and consumer, with consumers frequently relying on contractor recommendations.

Commercial Segment

Our Vycom sales organization focuses on providing engineered polymer solutions for a wide variety of Industries, including the graphic displays and signage, semiconductor, marine, chemical and corrosion, recreation and playground and food processing markets. Our Vycom products are sold to plastics distributors in the United States, Canada and Latin America, who sell primarily to OEMs, and in certain cases are sold directly to OEMs. The Vycom sales force is made up of a combination of direct territory managers and manufacturing representatives focused on increasing market penetration by working with printers, fabricators, OEMs and end-users to generate demand for Vycom materials.

As of September 30, 2020, Scranton Products utilized direct sales and regional manufacturers’ sales representatives to provide coverage to a network of approximately 900 dealers who sell to institutional and commercial customers across the United States and in Canada. The Scranton Products’ sales force and agents service architects and facility managers to create pull-through demand in traditional institutional markets, such as schools, universities and stadium arenas, and in targeted new markets, such as retail stores, commercial and professional buildings, industrial facilities and food processing plants. Our Scranton Products sales force has leveraged a leading market position, enhanced promotional materials and specialized products to develop close relationships with architects and assist them in designing products and has enhanced awareness of the benefits of our products through targeted efforts to educate architects and designers.

Raw Materials and Suppliers

The primary raw materials used in our products are various petrochemical resins, including polyethylene, polypropylene and PVC resins, reclaimed polyethylene and PVC material, waste wood fiber and aluminum. We also utilize other additives, including modifiers, TiO2 and pigments. Our contracts with key suppliers are typically short term in nature, with terms generally ranging from one to three years. We have not entered into hedges of our raw material costs at this time, but we may choose to enter into such hedges in the future, and our supply contracts with our major vendors do not contain obligations to sell raw materials to us at a fixed price. Prices for spot market purchases are negotiated on a continuous basis in line with current market prices. Other than short term supply contracts for resins with indexed based pricing and occasional strategic purchases of larger quantities of certain raw materials, we generally buy materials on an as-needed basis.

The cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has been affected by changes in supply and demand and in the price of crude oil. Substantially all of our resins are purchased under supply contracts that average approximately one to two years, for which pricing is variable based on an industry benchmark price index. The resin supply contracts are negotiated annually and generally provide that we are obligated to purchase a minimum amount of resins from each supplier. In addition, the price of reclaimed polyethylene material, waste wood fiber, aluminum, other additives (including modifiers, TiO2 and pigments) and other raw materials fluctuates depending on, among other things, overall market supply and demand and general economic conditions. We seek to mitigate the effects of fluctuations in our raw material costs by broadening our supplier base, increasing our use of recycled material, increasing our use of scrap and reducing waste and exploring options for material substitution without sacrificing quality. For example, between fiscal year 2017 and fiscal year 2020, we have invested nearly $60 million to enhance our recycling capabilities and have increased our use of “regrind,” through the collection and reprocessing of scrap generated in our manufacturing processes.

Although we do not rely on any single supplier for the majority of our raw materials, we do obtain certain raw materials from single or a limited number of suppliers. In particular, we rely on a single supplier for certain critical capped compounds used in our decking and railing products. If one or more suppliers were unable to satisfy our requirements for particular raw materials, we believe alternative sources of supply would be available, although we could experience a disruption to our operations as alternative suppliers are identified and qualified and new supply arrangements are entered into.

Competition

We compete with multiple companies, including divisions or subsidiaries of larger companies and foreign competitors. We compete on the basis of a number of considerations, including service, quality, performance, product characteristics, brand recognition and loyalty, marketing, product development, sales and distribution and price. We believe we compete favorably with respect to these factors.

Residential Segment

Our residential products compete primarily with products made from wood, aluminum and engineered wood that our products are designed to replace. We also compete with other manufacturers of engineered products designed to replace wood and other traditional materials, including Trex Company Inc., Fiberon, LLC, which was acquired by Fortune Brands Home & Security, Inc. in August 2018, Deckorators, a subsidiary of UFP Industries, Inc., Oldcastle Architectural, Inc., Royal Group, Inc., Kleer Lumber LLC and CertainTeed Corporation.

Commercial Segment

Our Vycom products compete in a highly fragmented market. Manufacturers generally focus on a few core materials sold to narrow sub-segments through a specialized distribution network. Competitors for other non-fabricated products include other national and regional manufacturers like Mitsubishi Chemical Advanced Materials (formerly Quadrant EPP), Rochling Engineering Plastics, 3A Composites USA Inc., Simona AG and Kommerling Plastics USA.

The bathroom partition and locker market is also highly fragmented and is addressed by manufacturers producing products in a variety of different materials and at varying price ranges. Scranton Products’ primary plastic bath and locker competitors are Global Partitions Corp. (d/b/a ASI Global Partitions), Hadrian Manufacturing Inc. and Bradley Corporation.

Seasonality

Although we generally experience demand for our products throughout the year, our sales have historically experienced some seasonality. We have typically experienced moderately higher levels of sales of our residential products in the second fiscal quarter of the year as a result of our “early buy” sales and extended payment terms typically available during the second fiscal quarter of the year. As a result of these extended payment terms, our accounts receivable have typically reached seasonal peaks at the end of the second fiscal quarter of the year, and our net cash provided by operating activities has typically been lower in the second fiscal quarter relative to other quarters. In addition, our sales are affected by the individual decisions of distributors and dealers on the levels of inventory they carry, their views on product demand, their financial condition and the manner in which they choose to manage inventory risk. Our sales are also generally impacted by the number of days in a quarter or a year that contractors and other professionals are able to install our products. This can vary dramatically based on, among other things, weather events such as rain, snow and extreme temperatures. We have generally experienced lower levels of sales of our residential products in the first fiscal quarter due to adverse weather conditions in certain markets, which typically reduces the construction and renovation activity during the winter season. In addition, we have experienced higher levels of sales of bathroom partition products and our locker products during the second half of our fiscal year, which includes the summer months during which schools are typically closed and are more likely to undergo remodel activities.

Intellectual Property

We rely on trademark and service mark protection to protect our brands, and we have registered or applied to register many of these trademarks and service marks. In particular, we believe the AZEK and AZEK Exteriors brands, the TimberTech brand and the VERSATEX brand are significant to the success of our business. We also rely on a combination of unpatented proprietary know-how and trade secrets, and to a lesser extent, patents to preserve our position in the market. As of September 30, 2020, we had approximately 320 trademark registrations and 134 issued patents and pending patent applications in the United States and other countries. As of September 30, 2020, we had approximately 101 issued U.S. patents and 3 U.S. patent applications pending. The majority of our issued U.S. patents expire between 2026 and 2037. We also had approximately 23 issued foreign patents and 7 foreign patent applications pending. As we develop technologies and processes that we believe are innovative, we intend to continually assess the patentability of new intellectual property. In addition, we employ various other methods, including confidentiality and nondisclosure agreements with third parties and employees who have access to trade secrets, to protect our trade secrets and know-how. Our intellectual property rights may be challenged by third parties and may not be effective in excluding competitors from using the same or similar technologies, brands or works.

Employees and Human Capital

We are focused on human capital objectives and are committed to social responsibility within our workforce and our community. We have evaluated and adopted certain human capital and human rights management policies to further our commitment to social responsibility. Our culture is driven by a shared passion for our values, mission and performance. It is an inclusive culture of innovative, growth-minded individuals driven by our value to always do the right thing and committed to continuous improvement and solving problems for our customers and partners.

The members of our management team and our board of directors come from diverse backgrounds, and we are focused on hiring and retaining diverse and highly-talented employees and empowering them to create value. In our employee selection process and the operation of our business, we adhere to equal employment opportunity policies and encourage the participation of our employees in training programs that will enhance their effectiveness in the performance of their duties. Our Chief Executive Officer periodically leads employee meetings intended to encourage employees to understand why sustainability matters.

We measure our ability to achieve our human capital objectives by regularly conducting small employee focus groups that are led by our CEO and annually conducting employee engagement surveys. The results of these focus groups and surveys allow us to identify areas of strength and opportunities for improvement to ensure continued satisfaction and retention of our employees. We provide attractive benefits that promote the health of our employees and their families and design compelling job opportunities, aligned with our values and mission, in an energizing work environment. We compensate our employees according to our fair remuneration policies and believe deeply in paying for performance. Therefore, employees generally receive a portion of their compensation in the form of stock grants tied to performance. In conjunction with our 2020 initial public offering, we provided all employees an opportunity for ownership in our company by granting them shares of our Class A common stock.

As of September 30, 2020, we had 1,663 full-time employees. Our workforce is not unionized, and we are not a party to any collective bargaining agreements. We believe we have satisfactory relations with our employees.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations and businesses that cover a wide range of matters, including, among others, contract and employment claims, personal injury claims, product liability claims and warranty claims. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation.

Environmental Laws and Regulations

Our operations and properties are subject to extensive and frequently changing federal, state and local environmental protection and health and safety laws, regulations and ordinances. These laws, regulations and ordinances, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes.

Some of the environmental laws applicable to us provide that a current or previous owner or operator of real property may be liable for the costs of removal or remediation of environmental contamination on, under, or in that property or other impacted properties. Accordingly, such liability could apply to us in connection with any of our current or former manufacturing plants or other properties. In addition, some of these laws provide that persons who arrange, or are deemed to have arranged, for the disposal or treatment of hazardous substances may also be liable for the costs of removal or remediation of environmental contamination at the disposal or treatment site, regardless of whether the affected site is owned or operated by such person. Environmental laws, in general, often impose liability whether or not the owner, operator or arranger knew of, or caused, the presence of such environmental contamination. Also, third parties may make claims against owners or operators of properties for personal injuries, for property damage and/or for clean-up associated with releases of hazardous or toxic substances pursuant to applicable environmental laws and common law tort theories, including strict liability. Failure to comply with environmental laws or regulations could result in severe fines and penalties.

We are also subject to permitting requirements under environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate. Those requirements obligate us to obtain permits from one or more governmental agencies in order to conduct our operations. Such permits are typically issued by state agencies, but permits and approvals may also be required from federal or local governmental agencies. The requirements for such permits vary depending on the location where our regulated activities are conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued and the conditions that may be imposed in connection with the granting of the permit.

We are not aware of any environmental liabilities that would be expected to have a material adverse effect on our business, financial condition or results of operations. We believe we comply in all material respects with environmental laws and regulations and possess the permits required to operate our manufacturing and other facilities. Our environmental compliance costs in the future will depend, in part, on the nature and extent of our manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.

Health and Safety Matters

Our health and safety policies and practices include an employee training and competency development program to regularly train, verify and encourage compliance with health and safety procedures and regulations. We regularly monitor our total recordable incident rate, or TRIR, and as a result of our commitment to continuously improve our health and safety policies and practices, our TRIR has improved 45% from 4.02 in fiscal year 2016 to 2.22 in fiscal year 2020. We employ an environmental, health and safety director whose responsibilities include managing, auditing and executing unified, company-wide safety and compliance programs. The environmental, health and safety director reports directly to the Senior Vice President of Operations and also provides monthly updates to the Chief Executive Officer.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers as of the date of this prospectus:

Name	Age	Position(s)
Non-Employee Directors:
Gary Hendrickson	64	Chairman of our Board of Directors
Sallie B. Bailey	61	Director
Fumbi Chima	46	Director
Howard Heckes	55	Director
James B. Hirshorn	54	Director
Brian Klos	39	Director
Romeo Leemrijse	50	Director
Ashfaq Qadri	39	Director
Bennett Rosenthal	57	Director
Brian Spaly	43	Director
Blake Sumler	50	Director

Executive Officers:
Jesse Singh	55	Chief Executive Officer, President and Director
Ralph Nicoletti	63	Senior Vice President and Chief Financial Officer
Jose Ochoa	57	President, Residential Segment
Scott Van Winter	55	President, Commercial Segment
Dennis Kitchen	54	Senior Vice President and Chief Human Resources Officer
Bobby Gentile	51	Senior Vice President of Operations
Jonathan Skelly	43	Senior Vice President of Strategy and Execution
Paul Kardish	58	Senior Vice President and Chief Legal Officer
Michelle Kasson	50	Chief Information Officer

Non-Employee Directors

Gary Hendrickson, a director since May 2017, is the Chairman of our board of directors, a position he has held since May 2017. Mr. Hendrickson previously served as the Chairman and Chief Executive Officer of the Valspar Corporation, a global paint and coatings manufacturer, from June 2011 to June 2017, and was its President and Chief Operating Officer from February 2008 until June 2011. Mr. Hendrickson held various executive leadership roles with the Valspar Corporation from 2001 until 2017, including positions with responsibilities for the Asia Pacific operations. Mr. Hendrickson also serves as a director of Polaris Industries Inc., a publicly traded global manufacturer and seller of off-road vehicles, including all-terrain vehicles and snowmobiles and Waters Corporation, a leading specialty measurement company and pioneer of chromatography, mass spectrometry and thermal analysis innovations serving the life, materials and food sciences. Mr. Hendrickson’s experience as President and Chief Executive Officer of a global company provides expertise in corporate leadership and development and execution of business growth strategy. He also brings to the board of directors significant global experience and knowledge of competitive strategy.

Sallie B. Bailey, a director since November 2018, previously served as the Executive Vice President and Chief Financial Officer of Louisiana-Pacific Corporation, a leading manufacturer of engineered wood building products for residential, industrial and light commercial construction, from December 2011 to July 2018. Prior to working for Louisiana-Pacific Corporation, Ms. Bailey worked as the Vice President and Chief Financial Officer of Ferro Corporation, a global specialty materials company, from January 2007 to July 2010 following an eleven-

year career at The Timken Company, a global producer of engineered bearings and alloy steel, in various senior management positions of increasing responsibility, lastly as Senior Vice President, Finance and Controller between 2003 and 2006. Ms. Bailey also currently serves as a director of L3 Harris Technologies, Inc., a technology company, defense contractor and information technology services provider, and NVR, Inc., a homebuilding and mortgage banking company. Ms. Bailey brings to our board of directors a broad knowledge of corporate finance, strategic planning, banking relationships, operations, complex information technology and other systems, enterprise risk management and investor relations gained through prior service as a senior executive of large global manufacturing companies, including as Chief Financial Officer, and she also has knowledge of and experience with complex financial and accounting functions and internal controls.

Fumbi Chima, a director since November 2020, is the Executive Vice President and Chief Information Officer at BECU, a Washington-based community credit union, and has served in that role since October 2020. Ms. Chima previously served in leadership roles at various companies in the retail and financial sectors, including as Chief Information officer at adidas AG from 2019 to 2020, as Chief Information Officer at FOX Networks Group from 2017 to 2019, as Chief Information Officer at Burberry Group plc from 2015 to 2017, as Chief Information Officer, Asia at Walmart Inc. from 2014 to 2015 and as Vice President of Corporate Systems at American Express Co. from 2006 to 2010. As Chief Information Officer of adidas AG, Ms. Chima developed mentoring opportunities for women in science, technology, engineering and mathematics (STEM). From 2015 to 2018, Ms. Chima served on the board of Global Sources Ltd., a Bermuda business-to-business media company with a focus on the Greater China market. Currently, she serves on the corporate boards for Africa Prudential and Work & Co, holds advisory roles for SAP Executive Advisory and Apptio EMEA Advisory, and is on the board of Women at Risk International Foundation. Ms. Chima’s decades of leadership and technology experience in the retail and financial sectors, as well as her showcased dedication to diversity, women’s employment and inclusion, led us to the conclusion that she should serve as a director on our board.

Howard Heckes, a director since November 2020, is the President and Chief Executive Officer of Masonite International Corporation and has served in that role since June 2019. From 2017 to 2019, Mr. Heckes served as Chief Executive Officer of Energy Management Collaborative, a privately held company providing LED lighting and controls and IoT conversion systems and service solutions based in Plymouth, Minnesota. Previously, Mr. Heckes served in various senior operations roles at The Valspar Corporation, including as Executive Vice President and President of Global Coatings from 2014 to 2017 and as Senior Vice President, Global Consumer from 2008 to 2014. Prior to joining Valspar, Mr. Heckes held various leadership roles at Newell Rubbermaid, including President of Sanford Brands and President of Graco Children’s Products. Mr. Heckes currently serves on the board of directors of Masonite International Corporation. Mr. Heckes holds a B.S. in Industrial Engineering from Iowa State University and an M.S. in Industrial Engineering from the University of Iowa. We believe that Mr. Heckes brings to our board of directors extensive experience in corporate leadership, the development and execution of business growth strategies and significant consumer brand and business operating experience.

James B. Hirshorn, a director since 2013, has been a Partner in the Ares Private Equity Group since 2013, where he focuses on portfolio management. Additionally, Mr. Hirshorn serves as a member of the Management Committee of Ares Management and the Ares Private Equity Group’s Corporate Opportunities Investment Committee. Previously, Mr. Hirshorn served as an Operating Advisor for Ares from 2009 to 2013. Prior to joining Ares in 2009, Mr. Hirshorn was the President of Potbelly Sandwich Works. Previously, he was Senior Executive Vice President of Finance, Operations, Research and Development for Sealy Mattress Corporation. In addition, he was a Vice President in the Portfolio Group at Bain Capital, where he focused on providing operating leadership to a number of its retail and consumer products businesses, was a Manager at Bain & Company, and worked at Procter & Gamble, where he focused on product development. Mr. Hirshorn currently serves on the Board of Directors of DuPage Medical Group and CoolSys. Mr. Hirshorn holds a B.S. from Cornell University in Chemical Engineering and an M.B.A. from Harvard Business School.

Brian Klos, a director since February 2018, is a Partner in the Ares Private Equity Group and serves as a member of the Ares Private Equity Group’s Corporate Opportunities Investment Committee. Prior to joining

Ares in 2006, he was a member of the General Industries West Group and Mergers and Acquisitions Group at J.P. Morgan where he participated in the execution of mergers and acquisitions and debt financings spanning various industries from 2003 to 2005. Mr. Klos’s years of experience managing and evaluating investments in companies operating in various industries and his in-depth understanding of our business led to the conclusion that he should serve as a director on our board.

Romeo Leemrijse, a director since November 2020, is Managing Director and Global Group Sector head at OTPP and has served in that role since November 2013. He joined OTPP in 2006 and has more than 25 years of private equity and investment banking experience. In his role as Managing Director, he leads OTPP’s investing activities in the diversified industrial and business services, consumer and retail and energy sectors and has been involved in a number of significant transactions. Mr. Leemrijse currently sits on the boards of multiple OTPP portfolio companies, including PODS Enterprises, Inc., CSC ServiceWorks Inc., Serta Simmons Bedding, LLC and Aethon Energy Management LLC. Mr. Leemrijse was previously a principal at EdgeStone Capital Partners, where he was responsible for sourcing and executing investments, as well as monitoring and providing strategic guidance to portfolio companies. We believe that Mr. Leemrijse’s extensive experience in the financial industry as well as the management of private equity in particular and his experience as a director of other public and private companies give the board of directors valuable insight.

Ashfaq Qadri, a director since February 2019, is a Director within the Equities Division at OTPP and has served in that role since November 2020. Mr. Qadri joined OTPP in 2016, and has significant experience in private equity and investment banking. In his current role, he is responsible for execution and portfolio management for OTPP’s direct private equity investments in the industrials and energy sectors. He currently serves on the board of multiple OTPP portfolio companies, including Trivium Packaging B.V., Stone Canyon Industries Holdings Inc., Hawkwood Energy LLC, and KANATA Energy Group Ltd. Prior to joining OTPP, Mr. Qadri was a Vice President at Morgan Stanley Private Equity from 2012 to 2014, with roles based in both New York and London. He also previously worked in Morgan Stanley’s Investment Banking division in New York. Mr. Qadri has an in-depth understanding of our business and has years of experience managing and evaluating investments in companies operating in various industries, including in the industrial and energy sectors. His understanding of our business and broad experience led us to conclude that he should serve as a director on our board.

Bennett Rosenthal, a director since 2013, is a Co-Founder of Ares and a Director and Partner of Ares Management Corporation and Co-Chairman of the Ares Private Equity Group. He is a member of the Ares Executive Management Committee. Mr. Rosenthal additionally serves as the Co-Chairman of the Board of Directors of Ares Capital Corporation, a specialty finance company that provides debt and equity financing solutions to U.S. middle market companies and power generation projects. Mr. Rosenthal also is a member of the Ares Private Equity Group’s Corporate Opportunities and Special Opportunities Investment Committees. Mr. Rosenthal joined Ares in 1998 from Merrill Lynch & Co., Inc. where he served as a Managing Director in the Global Leveraged Finance Group. He currently serves on the boards of directors of City Ventures, LLC and the parent entities of Aspen Dental Management, Inc., CHG Healthcare Holdings L.P., DuPage Medical Group, Press Ganey Associates, Inc., United Women’s Healthcare and other private companies. Mr. Rosenthal’s previous board of directors experience includes Dawn Holdings, Inc., Hangar, Inc., Jacuzzi Brands Corporation, Maidenform Brands, Inc., National Veterinary Associates, Inc. and Nortek, Inc. Since 2016, Mr. Rosenthal has served as a Co-Managing Owner and Director of the Los Angeles Football Club (LAFC). Mr. Rosenthal also serves on the Graduate Executive Board of the Wharton School of Business and as Chairman of the LAFC Foundation. Mr. Rosenthal graduated summa cum laude with a B.S. in Economics from the University of Pennsylvania’s Wharton School of Business where he also received his M.B.A. with distinction. We believe that Mr. Rosenthal’s extensive experience in the financial industry as well as the management of private equity in particular and his experience as a director of other public and private companies give the board of directors valuable insight.

Brian Spaly, a director since August 2020, is the founder and former Chief Executive Officer of Trunk Club, a personal styling startup focused on making it easy for men and women to discover and acquire stylish clothing without the hassles of the traditional shopping experience. Mr. Spaly led the company during its acquisition by Nordstrom in August 2014. From 2006 to 2009, Mr. Spaly was the founder of Bonobos, a men’s clothing company famous for the best-fitting pants on earth, which was acquired by Walmart in July 2017. Since 2018, he has served as a member of the board of directors of Deckers Brands, a global portfolio of footwear brands such as UGG, Hoka, Teva and Sanuk. Mr. Spaly also currently serves as Executive Chairman of the Tecovas, Inc. board of directors as well as several other early stage growth company boards. Since December 2020, Mr. Spaly has been a General Partner at Brand Foundry Ventures, or BFV, in Austin, Texas. BFV is a consumer-focused venture capital fund investing in early stage companies creating innovative products and services most commonly sold direct to consumers through digital channels. Mr. Spaly holds a Bachelor of Arts degree in economics from Princeton University and an M.B.A. from Stanford University Graduate School of Business. We believe that Mr. Spaly’s experience leading high-growth companies as CEO and public companies as a board member, along with his proven digital and direct marketing experience will benefit AZEK as we continue to focus on growing our business and further differentiating our leading product offering.

Blake Sumler, a director since January 2020, is the Managing Director, Diversified Industrial and Business Services in the Private Capital group at OTPP. He joined OTPP in 2013 and has worked in private equity for more than 15 years. At OTPP, Mr. Sumler leads the Diversified Industrials and Business Services team and sits on boards of directors of portfolio companies including PODS (APLPD Holdco, Inc.) and GFL Environmental Inc. Previously, Mr. Sumler was a Senior Vice President at Callisto Capital, a mid-market Toronto based private equity firm focused on buyouts and growth capital investments in Canada. Prior to that Mr. Sumler’s varied work experience included investment management at a hedge fund, equity research and debt syndication. Mr. Sumler is a CPA and a CFA charterholder. He holds a BA (Chartered Accounting) and a Master of Accounting from the University of Waterloo. Additionally, he is a graduate of the Institute of Corporate Directors.

Executive Officers

Jesse Singh, a director since he joined us in July 2016, is our Chief Executive Officer and President. Prior to joining us, Mr. Singh worked for 14 years at the 3M Company, a manufacturer and marketer of a range of products and services through its safety & industrial, transportation & electronics, health care and consumer segments, and served in numerous leadership roles at 3M, including Chief Commercial Officer, President of 3M’s Health Information Systems business and VP of the Stationery and Office supplies business, which included the iconic Post-it and Scotch Brands. During his career at 3M, Mr. Singh was involved in running 3M’s worldwide, customer-facing operations, which was comprised of 4,000 shared services, 12,000 sales and 5,000 marketing professionals. He also served as CEO of 3M’s joint venture in Japan and led 3M’s global electronics materials business. Mr. Singh currently serves on the board and as a member of the audit and compensation committees of Carlisle Companies Incorporated. Mr. Singh brings to our board of directors extensive senior leadership experience and a comprehensive knowledge of our business and perspective of our day-to-day operations.

Ralph Nicoletti is currently serving as our Senior Vice President and Chief Financial Officer and joined us in January 2019. Prior to joining us, Mr. Nicoletti served as Senior Vice President and Chief Financial Officer of Newell Brands, Inc., a leading global consumer goods company, since 2016. Prior to Newell Brands, Inc., Mr. Nicoletti served as Executive Vice President and Chief Financial Officer of Tiffany and Co., a design and manufacturer of jewelry, watches and luxury accessories from April 2014. He has also held the role of Chief Financial Officer for Cigna Corporation, a global health services and insurance company, from 2011 to 2013, and Executive Vice President and Chief Financial Officer for Alberto Culver, Inc., a manufacturer and distributor of beauty products, from 2007 to 2011. Previously, Mr. Nicoletti held a number of financial management positions at Kraft Foods, Inc. during his tenure there from 1979 to 2007. Mr. Nicoletti also currently serves as a director and chairman of the audit committee of Arthur J. Gallagher & Co., a global insurance broker and risk management consultant company that plans and administers risk management programs.

Jose Ochoa is currently serving as our President, Residential Segment. Mr. Ochoa joined us in July 2017. Prior to joining us, Mr. Ochoa spent 15 years at Owens Corning, a developer and producer of insulation, roofing and fiberglass composites, in various roles. Most recently, he was Vice President of Strategic Marketing for the

Roofing and Asphalt division, and served on the operating committee and as an officer of the company. Prior to that, Mr. Ochoa was Vice President and General Manager of the Engineered Insulation Systems (EIS) business, Vice President and General Manager of the Foam Insulation division and General Manager of the Latin America division. Prior to Owens Corning, Mr. Ochoa served as Vice President of Technology for ServiceLane, a privately funded startup focused on home services, where he established a national network for home maintenance with Lowe’s Home Improvement Center. Mr. Ochoa also co-founded Fifth Gear Media, which later merged to form Luminant Worldwide Corp. before its initial public offering. Before Fifth Gear Media, Mr. Ochoa held a variety of leadership positions with Frito-Lay, Inc. (part of the PepsiCo Company), The Procter & Gamble Company and AT Kearney, Inc.

Scott Van Winter joined us in January 2017 and is currently serving as our President, Commercial Segment. With more than 25 years of experience in the performance polymers industry, Mr. Van Winter most recently served as Chief Executive Officer and Executive Vice President at Jindal Films Americas, LLC, a leader in the development and manufacture of specialty films, from January 2015 to December 2016, where he led the U.S. and European businesses. Prior to joining Jindal Films America, Mr. Van Winter served as General Manager and Senior Vice President of the Lumirror Polyester Film Division of Toray Plastics (America), Inc., from April 2007 to January 2015, and Vice President of OPS Sheet and Specialty Films for Alcoa KAMA Co. from June 2002 to June 2004.

Dennis Kitchen is currently serving as our Senior Vice President and Chief Human Resources Officer and joined us in October 2016. Mr. Kitchen’s background includes over 24 years of human resources experience in the manufacturing industry, most recently as Vice President of Human Resources for BWAY Corporation, a manufacturer of rigid metal, plastic, and hybrid containers, from November 2010 to October 2016. Prior to that, Mr. Kitchen served as Vice President of Human Resources for Griffin Pipe Products Co., Inc., a manufacturer of water transmission products, from January 2010 to November 2010. Before Griffin Pipe, he held the role of Director of Human Resources for Rio Tinto America Inc., a leading global mining group, from March 2008 to January 2010. Prior to that, Mr. Kitchen held a variety of leadership positions, including Director of Human Resources for BorgWarner Inc., a manufacturer of propulsion systems for combustion, hybrid and electric vehicles, from 1995 to 2008.

Bobby Gentile is currently serving as our Senior Vice President of Operations and joined us in November 2016. Mr. Gentile has over 20 years of professional operations experience and most recently served as the Vice President of Manufacturing and Logistics at Overhead Door Corporation, a manufacturer of doors and openers, from April 2009 to November 2016. Prior to that, Mr. Gentile was an Operations Leader for Gardner Bender, a manufacturer of electrical and wire management products, from April 2006 to April 2009. He also held the role of Director of Operations for Newell-Rubbermaid Inc., known today as Newell Brands Inc., a leading global consumer goods company, from 2001 to 2006.

Jonathan Skelly is currently serving as our Senior Vice President of Strategy and Execution and joined us in January 2018. Mr. Skelly has 20 years of strategy, mergers and acquisitions, analytics, integration and business development experience. He most recently served as Vice President of Corporate Development for W. W. Grainger, Inc., an industrial supply company, from 2010 to December 2017. During that time, Mr. Skelly was responsible for all global and domestic corporate development and mergers and acquisitions. Prior to that, he held a variety of leadership positions including Director of Strategic Business Development for The Home Depot Inc. and Director of Mergers & Acquisitions for Hughes Supply, Inc.

Paul Kardish is currently serving as our Senior Vice President and Chief Legal Officer. Prior to joining us in September 2019, Mr. Kardish had over 25 years of broad legal, human resources, corporate governance and compliance, security, and government relations experience, serving as the Executive Vice President, General Counsel and Secretary of Schneider National, Inc. from August 2013 through March 2019, and prior to that holding positions at several Fortune 250 companies spanning multiple industries, including Honeywell International Inc., Intel Corporation, Micron Technology, Inc. and Freeport McMoRan Inc. He holds a bachelor’s degree in social work/psychology from Juniata College, a juris doctor from Gonzaga University School of Law and a master of laws degree from New York University School of Law. He was admitted to the Texas Bar in 1993 and to the Wisconsin Bar in 2013. Mr. Kardish also served as a Special Agent with the Federal Bureau of Investigation and is trained in emergency management. He also serves as a member of the Board of Directors for the American Red Cross-Northeastern Wisconsin.

Michelle Kasson is currently serving as our Chief Information Officer and joined us in December 2019. Ms. Kasson has over 25 years of corporate IT experience in the consumer product goods, food and pharmaceutical industries. She most recently served as IT Director at the J.M. Smucker Company for 11 years with responsibilities including enterprise software development, managed service delivery, portfolio development and project execution. Prior to that, Ms. Kasson held a variety of information technology roles at Procter and Gamble, from May 1992 to October 2008. Ms. Kasson received a Bachelors in Management Information Systems from the University of Dayton in 1992 and a Masters of Business Administration from Xavier University in Cincinnati, OH in 1997.

Board Composition and Risk Management Practices

Board Composition

The authorized number of directors comprising our board of directors may not be less than three or not more than thirteen, with the actual number to be fixed from time to time by resolution of our board of directors, subject to the terms of our certificate of incorporation and bylaws and the Stockholders Agreement. Our certificate of incorporation provides for a board of directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our board of directors is divided among the three classes as follows:

•	Our class I directors are Sallie Bailey, James Hirshorn, Romeo Leemrijse and Ashfaq Qadri and their term will expire at the annual meeting of stockholders to be held in 2021.

•	Our class II directors are Fumbi Chima, Brian Klos, Brian Spaly and Blake Sumler and their term will expire at the annual meeting of stockholders to be held in 2022.

•	Our class III directors are Howard Heckes, Gary Hendrickson, Bennett Rosenthal and Jesse Singh and their term will expire at the annual meeting of stockholders to be held in 2023.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Pursuant to the Stockholders Agreement, the Sponsors are entitled to designate individuals to be included in the slate of nominees for election to our board of directors as follows:

•

for so long as the Sponsors collectively own 50% or more of the outstanding shares of our common stock, the greater of up to six directors and the number of directors comprising a majority of our board; and

•

except as provided below, for so long as the Sponsors collectively own less than 50% of the outstanding shares of our common stock, that number of directors (rounded up to the nearest whole number or, if such rounding would cause the Sponsors to have the right to elect a majority of our board of directors, rounded to the nearest whole number) that is the same percentage of the total number of directors comprising our board as the collective percentage of common stock owned by the Sponsors.

One-half of such nominees is nominated by each of the Sponsors unless (i) if the number of directors to be nominated is odd, the Sponsors will jointly nominate one such director and each Sponsor will nominate one half of the remaining nominees, and (ii) if either Sponsor owns more than 5%, but less than or equal to 10%, of the outstanding shares of our common stock, one director will be nominated by such Sponsor, and the remaining nominees will be nominated by the other Sponsor.

Under the Stockholders Agreement, each Sponsor also agrees to vote in favor of the other Sponsor’s nominees. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Controlled Company Exemption

Upon the completion of this offering, we will cease to be deemed to be a “controlled company” under the NYSE rules, and we will cease to qualify for the “controlled company” exemption to the board of directors and committee composition requirements under the NYSE rules. Pursuant to this exception, we will no longer be exempt from the requirements that (1) our board of directors be comprised of a majority of independent directors, (2) we have a nominating and corporate governance committee composed entirely of independent directors and (3) our compensation committee be comprised solely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we are in compliance with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three directors, one of whom must have been independent upon the listing of our common stock on the NYSE, a majority of whom must be independent within 90 days following the completion of our IPO and each of whom must be independent within one year from the completion of our IPO. Following this offering, the board of directors will take all action necessary to comply with the NYSE rules within the applicable transition periods.

Board Leadership

Our board of directors has no policy with respect to the separation of the offices of Chief Executive Officer and Chairman of the Board. It is our board of directors’ view that rather than having a rigid policy, our board of directors should determine, as and when appropriate upon consideration of all relevant factors and circumstances, whether the two offices should be separate.

Currently, our leadership structure separates the offices of Chief Executive Officer and Chairman of the Board, with Mr. Singh serving as our Chief Executive Officer and Mr. Hendrickson serving as non-executive Chairman of the Board. We believe this is appropriate as it provides Mr. Singh with the ability to focus on our day-to-day operations while Mr. Hendrickson focuses on the oversight of our board of directors.

Board’s Role in Risk Management

Management is responsible for the day-to-day management of the risks facing our company, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. Our board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated therewith. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Our audit committee oversees management of financial risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the interests held by the Sponsors.

Director Independence

Pursuant to the corporate governance standards of the NYSE, a director employed by us cannot be deemed an “independent director,” and each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. The fact that a director may own our capital stock is not, by itself, considered a material relationship. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has affirmatively determined that each of Gary Hendrickson, Sallie Bailey, Fumbi Chima, Howard Heckes, James Hirshorn, Brian Klos, Ashfaq Qadri, Bennett Rosenthal, Brian Spaly and Blake Sumler are independent in accordance with the NYSE rules.

Board Committees

Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. From time to time, our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

The audit committee consists of five directors: Sallie Bailey, Fumbi Chima, Gary Hendrickson, Howard Heckes and Brian Spaly. Our board of directors has determined that Sallie Bailey, Fumbi Chima, Gary Hendrickson, Howard Heckes and Brian Spaly each satisfy the independence requirements for audit committee members under the listing standards of the NYSE and Rule 10A-3 of the Exchange Act. Sallie Bailey has been determined to be an audit committee “financial expert” as defined under SEC rules. All members of the audit committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles and are financially literate.

The purpose of the audit committee is to assist our board of directors in overseeing (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditors’ qualifications and independence and (4) the performance of the independent auditors and our internal audit function. The audit committee also prepares the audit committee report as required by the SEC for inclusion in our annual proxy statement.

Our board of directors has adopted a written charter for the audit committee which satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter is posted on our website.

Compensation Committee

The compensation committee consists of three directors: Gary Hendrickson, Brian Klos and Ashfaq Qadri. Each member of the compensation committee is an independent director.

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors has adopted a written charter for the compensation committee which satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter is posted on our website.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of four directors: Gary Hendrickson, Sallie Bailey, James Hirshorn and Blake Sumler. Each member of the nominating and corporate governance committee is an independent director.

The purpose of the nominating and corporate governance committee is to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, subject to our certificate of incorporation, bylaws and the Stockholders Agreement, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board of directors members qualified to fill vacancies on the board of directors or any board of directors committee and recommending that the board of directors appoint the identified member or members to the board of directors or the applicable committee, subject to our certificate of incorporation, bylaws and the Stockholders Agreement, (4) reviewing and recommending to the board of directors corporate governance principles applicable to us, (5) overseeing the evaluation of the board of directors and management, (6) oversee our strategy on corporate social responsibility and sustainability and (7) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

Our board of directors has adopted a written charter for the nominating and corporate governance committee which satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter is posted on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of the compensation committee is, nor has ever been, an officer or employee of our company.

Code of Ethics

We have adopted a Code of Ethics for Senior Officers applicable to our Chief Executive Officer and senior financial officers. In addition, we have adopted a Code of Conduct and Ethics for all officers, directors and employees. Our Code of Ethics for Senior Officers and Code of Conduct and Ethics is posted on our website at azekco.com on the Governance Documents page of the Investor Relations section of the website. The information contained on our website is not part of this prospectus. We intend to disclose future amendments to certain provisions of our Code of Ethics for Senior Officers, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or other persons performing similar functions on our website.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides compensation information for the year ended September 30, 2020 for our principal executive officer and our two other most highly compensated persons serving as executive officers as of September 30, 2020. We refer to these executive officers as the named executive officers or NEOs.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
Jesse Singh President and Chief Executive Officer	2020 2019	$764,648 745,926	$688,541 —	$32,911,260 1,434,725	$1,150,893 662,070	$28,922 51,293	$35,544,264 2,894,014

Ralph Nicoletti Senior Vice President and Chief Financial Officer	2020 2019	502,692 351,923	— 250,000	8,296,611 1,794,609	567,462 234,270	17,143 19,397	9,383,908 2,650,199

Jose Ochoa President, AZEK Building Products	2020	435,167	—	9,244,674	578,783	27,773	10,286,397

(1)

With respect to the fiscal year ending September 30, 2020, for Mr. Singh, this amount represents a payment on July 31, 2020 of $306,018 and on September 18, 2020 of $382,523, in each case representing a portion of the long-term cash incentive award granted to Mr. Singh. See “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives —Long-Term Cash Incentive” for a description of the long-term cash incentive award.

(2)

The amounts in this column for the fiscal year ending September 30, 2020 reflect the aggregate grant date fair value of stock options and restricted stock units granted in connection with our IPO. The grant date fair value of the stock options and restricted stock units was computed in accordance with Accounting Standards Codification 718 issued by the Financial Accounting Standards Board, or FASB ASC 718. For a description of the assumptions used to determine the compensation cost of these awards, see Note 13 to our Consolidated Financial Statements for the year ended September 30, 2020 included elsewhere in this prospectus. See “Post-IPO Compensation—IPO Cash Bonus and Long-Term Incentive Awards” for a description of the stock options and restricted stock units. Additionally, as part of the Corporate Conversion, we modified the terms and conditions of our performance-based awards by changing the vesting conditions. The change was treated as a modification under ASC 718, Stock Compensation, resulting in incremental compensation expense. Accordingly, the amounts in this column for the fiscal year ending September 30, 2020 also include the following amounts in respect of such modification: $25,028,770 for Mr. Singh; $7,444,608 for Mr. Ochoa; and $5,321,095 for Mr. Nicoletti. These amounts do not reflect new equity awards granted in the fiscal year. For information regarding this modification, see Note 13 to our Consolidated Financial Statements for the year ended September 30, 2020 included elsewhere in this prospectus.

The amounts in this column for the fiscal year ending September 30, 2019 reflect the aggregate grant date fair value of performance vested and time vested Profits Interests granted in the fiscal year ending September 30, 2019. The grant date fair value of the Profits Interests was computed in accordance with FASB ASC 718. For a description of the assumptions used to determine the compensation cost of these awards, see Note 13 to our Consolidated Financial Statements included elsewhere in this prospectus. The performance conditions applicable to the performance vested Profits Interests are “market conditions” that relate to the attainment of specified equity returns, the impact of which is factored into the grant date fair value. The Partnership Agreement permitted the Partnership to redeem time vested and performance vested Profits Interests upon certain terminations of employment. Additionally, Profits Interests were eligible to participate in distributions to the extent provided in the Partnership Agreement, including upon certain strategic or change in control transactions. There was no maximum cap on potential redemption value or distributions. See “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives—Profits Interests” for a description of the Profits Interests.

(3)

The amounts in this column represent annual incentive cash awards earned under the annual incentive program for the year ended September 30, 2020. See “Narrative Disclosure to Summary Compensation Table—Annual Incentive Awards” for a description of the fiscal 2020 annual incentives.

(4)

The amounts shown in the “All Other Compensation” column for the year ended September 30, 2020 comprise insurance premiums with respect to a long-term disability policy paid on behalf of each of Mr. Singh and Mr. Ochoa; group term life insurance premiums; matching contributions under the AZEK Company 401(k) Plan, or the 401(k) Plan; HSA employer match; certain expenses related to Mr. Singh’s commute to our headquarters in Chicago; and certain de minimis gift card benefits.

Narrative Disclosure to Summary Compensation Table

For the year ended September 30, 2020, our NEOs were compensated through a combination of the following components: base salary, annual cash incentive opportunity, long-term incentive awards and employee benefits. Pursuant to employment arrangements and the terms of the long-term incentive awards, our NEOs were also entitled to cash severance and other benefits in the event of a qualifying termination of employment or certain transactions. Each of these compensation elements is described below.

Base Salaries

The base salary earned by each of our NEOs during the year ended September 30, 2020, is reflected in the Summary Compensation Table above. The annual base salaries of the NEOs as of the end of fiscal year 2020 were $790,974 for Mr. Singh, $520,000 for Mr. Nicoletti and $450,150 for Mr. Ochoa.

Annual Incentive Awards

In order to motivate the NEOs to achieve short-term performance objectives, a portion of their total target compensation opportunity is in the form of an annual incentive bonus. The annual incentive bonus in respect of the fiscal year ending September 30, 2020 was determined based on the level of achievement of certain financial and individual performance criteria, which are described in more detail below.

Target Incentive Opportunities

The target annual incentive opportunity, expressed as a percentage of an NEO’s base salary, was established in each NEO’s employment agreement, which are described under “—Employment Agreements” below. The target opportunity for the fiscal year ended September 30, 2020 for each of the NEOs was as follows:

Named Executive Officer	Target Annual Incentive (% of Base Salary)	Target Annual Incentive(1)
Jesse Singh	100%	$764,648
Ralph Nicoletti	75%	$377,019
Jose Ochoa	75%	$326,376

(1)

Target annual incentive amounts represent the percentage of base salary earned during the fiscal year, rather than a percentage of the annualized base salary rate as in effect at the end of the fiscal year.

Performance Targets and Fiscal Year 2020 Performance

For the NEOs, 75% of the fiscal year 2020 annual bonus payout was tied to financial performance relative to the targets established by the compensation committee of the board of directors of AOT Building Products GP Corp., the Partnership’s former general partner, and we refer to such compensation committee as the GP Compensation Committee. The remaining 25% was determined based on individual performance as discussed with the compensation committee of our board of directors.

Financial Performance Objectives

For the fiscal year ending September 30, 2020, the financial performance component of the annual incentive opportunities was determined based on our Adjusted EBITDA and Revenue, which accounted for 50% and 25%, respectively, of each NEO’s aggregate annual bonus opportunity or, for Mr. Ochoa, the Adjusted EBITDA and Revenue of each of the Company and of the Building Products segment.

The financial performance objectives and actual fiscal 2020 performance as determined for purposes of the annual incentive awards to Messrs. Singh and Nicoletti were as follows:

Performance Targets and Results (Dollar values in millions)
	Threshold	Target	Maximum	Actual Performance
Target Adjusted EBITDA(1) 50% Weighting	$182.9	$203.3	$235.8	$213.6
Percentage of Target(2)	0%	100%	295%	158%
Target Revenue 25% Weighting	$772.0	$857.8	$995.0	$899.3
Percentage of Target(2)	0%	100%	295%	155%

(1)

Adjusted EBITDA for purposes of fiscal 2020 annual incentives is defined as net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization, adding thereto or subtracting therefrom certain non-cash charges, restructuring and business transformation costs, acquisition costs, initial public offering costs, capital structure transaction costs and certain other costs.

(2)	Performance between levels is generally interpolated on a straight-line basis.

The financial performance objectives and actual fiscal 2020 performance as determined for purposes of the annual incentive award to Mr. Ochoa were as follows:

Performance Targets and Results (Dollar values in millions)
	Threshold	Target	Maximum	Actual Performance
Company Target Adjusted EBITDA(1) 25% Weighting	$182.9	$203.3	$235.8	$213.6
Percentage of Target(2)	0%	100%	295%	158%
Company Target Revenue 12.5% Weighting	$772.0	$857.8	$995.0	$899.3
Percentage of Target(2)	0%	100%	295%	155%

Building Products Segment Target Adjusted EBITDA(1) 25% Weighting	$190.8	$212.1	$246.0	$238.1
Percentage of Target(2)	0%	100%	295%	248%
Building Products Segment Target Revenue 12.5% Weighting	$645.4	$717.1	$831.8	$771.2
Percentage of Target(2)	0%	100%	295%	189%

(1)

Adjusted EBITDA for purposes of fiscal 2020 annual incentives is defined as net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization, adding thereto or subtracting therefrom certain non-cash charges, restructuring and business transformation costs, acquisition costs, initial public offering costs, capital structure transaction costs and certain other costs.

(2)	Performance between levels is generally interpolated on a straight-line basis.

Individual Performance Objectives

The remaining 25% of the annual bonus payout was determined by our compensation committee based on the NEOs’ individual performance. The individual performance component was determined based on an overall assessment of the NEO’s performance and was not based on a predefined formula or targets. The maximum award that an NEO can earn for the individual performance component was 130% of the target bonus attributable to this metric, which maximum is intended to reward exceptional performance. Mr. Singh’s individual performance was assessed based on his performance in improving employee safety, preparing and executing monetization efforts, executing our strategic value creation plan and delivering the operating plan. Mr. Nicoletti’s individual performance was assessed based on his performance in executing all aspects of our IPO, effective management of our finance, accounting, information technology and investor relations functions, and establishing key processes to ensure delivery of our financial objectives. Mr. Ochoa’s individual performance was assessed based on his performance in accelerating new product development growth, enhance brand and consumer experiences, and growing the retail channel through our existing relationships with home improvement retailers.

After considering each NEO’s self-assessment and an assessment by the Chief Executive Officer (for Messrs. Nicoletti and Ochoa), our compensation committee determined that each of Messrs. Singh, Nicoletti and Ochoa achieved 130% of the individual performance component.

After incorporating the results of the financial and individual performance components, our compensation committee approved the following payouts for the year ended September 30, 2020:

	75% of Annual Incentive		25% of Annual Incentive	2020 Earned Annual Incentive
	Company Component	Building Products Component	Individual Performance Component
Jesse Singh	157%	—	130%	151%
Ralph Nicoletti	157%	—	130%	151%
Jose Ochoa	157%	229%	130%	177%

Long-Term Incentives

Profits Interests

The outstanding long-term incentives held by the NEOs prior to our IPO consisted primarily of Profits Interests granted under the Partnership Agreement.

The Profits Interests, which were designed to align employees’ interests with the interests of the Partnership and its subsidiaries, represented interests in the future profits (once a certain level of proceeds had been generated) in the Partnership. In general, awards of Profits Interests were 50% time vested and 50% performance vested.

•	Time vested Profits Interests generally vested ratably over five years from the vesting commencement date, subject to continued employment through each vesting date.

•	Half of the performance vested Profits Interests vested upon the achievement of one of the following events subject to continued employment through the vesting date:

•

When the aggregate proceeds (in the form of cash and marketable securities), or Proceeds, received by each of the Sponsors were at least two times its aggregate capital contributions, or the First MoM Target, or

•

In the event of a Change in Control (as defined in the Partnership Agreement), when the aggregate Proceeds received by each of the Sponsors resulted in an internal rate of return on its aggregate capital contributions, or IRR, that was equal to or greater than 25%.

•	The remaining 50% of the performance vested Profits Interests vested upon the achievement of one of the following events subject to continued employment through the vesting date:

•

When the aggregate Proceeds received by each of the Sponsors were at least 2.75 times its aggregate capital contributions, or the Second MoM Target, and, together with the First MoM Target, the MoM Targets, or

•	In the event of a Change in Control, when the aggregate Proceeds received by each of the Sponsors resulted in an IRR that is equal to or greater than 30%.

Any unvested performance vested Profits Interests would be forfeited and cancelled upon the tenth anniversary of the grant date.

The Profits Interests granted to each of the NEOs in connection with his appointment, as described under “—Employment Agreements” below, vested in accordance with the terms described above. In addition to the Profits Interests granted to Mr. Singh in connection with his appointment, Mr. Singh was granted 840 time vested Profits Interests and 840 performance vested Profits Interests on October 11, 2018. The time vested Profits Interests were 40% vested on the grant date, with the remaining 60% vesting in equal installments on May 26, 2019, 2020 and 2021, subject to continued employment through the vesting date. The performance vested Profits Interests would vest based on satisfaction of the performance criteria described above.

Notwithstanding the vesting schedules discussed above, vested Profits Interests were subject to redemption by the Partnership in the event that the NEO’s employment terminates. A discussion of the redemption terms and the treatment of the Profits Interests in connection with a Change in Control, a Strategic Transaction or certain qualifying terminations of employment is described under “Additional Narrative Disclosures—Potential Payments Upon Termination, Change in Control or Strategic Transaction” below. Additionally, a discussion of the treatment of the Profits Interests in connection with our IPO is described under “Post-IPO Compensation—Profits Interests Conversion” below.

Long-Term Cash Incentive

Mr. Singh was granted a long-term cash incentive with a value of $765,046 on October 11, 2018, which vests upon the satisfaction of certain time- and performance-vesting conditions. The long-term cash incentive will be paid in a cash lump sum within 30 days following the date on which both of the following conditions are satisfied:

•

Time vesting condition: The long-term cash incentive was 40% time vested on the grant date, with the remaining 60% time vesting in equal installments on May 26 of each of 2019, 2020 and 2021, subject to continued employment through each vesting date.

•

Performance vesting condition: The performance-vesting condition is satisfied on the occurrence of either (i) the date following an initial public offering on which the Sponsors own less than 50% of the equity value represented by equity interests of CPG International LLC or (ii) a Change in Control (as defined in the long-term cash incentive award) and where the price per share in the initial public offering, or the transaction price in the Change in Control, implies an equity value at least commensurate with the aggregate investments by the Sponsors in CPG International LLC, as determined by AOT Building Products GP Corp. in its sole discretion, or the Performance Vesting Condition.

If the Performance Vesting Condition is not satisfied prior to May 26, 2026, the long-term cash incentive will be automatically terminated and forfeited without compensation.

A discussion of the treatment of the long-term cash incentive in connection with a Change in Control, a Strategic Transaction or certain qualifying terminations of employment is described under “Additional Narrative Disclosures—Potential Payments Upon Termination, Change in Control or Strategic Transaction” below. A discussion of the treatment of the long-term cash incentive following our IPO is described under “Post-IPO Compensation—Long-Term Cash Incentive Amendment” below.

Post-IPO Restricted Stock Unit and Option Awards

Following our IPO, we granted certain restricted stock unit and option awards to the NEOs, as described under “Post-IPO Compensation—IPO Cash Bonus and Long-Term Incentive Awards” below.

Employee Benefits

The NEOs participate in a variety of insurance plans, including medical and dental welfare benefits on the same basis as our other employees. In lieu of long-term disability benefits provided to other executives,

Mr. Singh is entitled, pursuant to his employment agreement, to a long-term disability insurance policy funded by us that provides a monthly benefit of $25,000 in the event of total and permanent disability. Additionally, Mr. Ochoa is provided a long-term disability insurance policy funded by us that provides a monthly benefit of $20,000. We offer reimbursement for physicals to certain of our employees, including the NEOs.

Employment Agreements

CPG International LLC entered into an employment agreement with each of the NEOs in connection with the commencement of his employment, which are described below. Additionally, each employment agreement provides for certain severance and termination benefits that are described below under “—Potential Payments Upon Termination, Change In Control or Strategic Transaction.”

Term. CPG International LLC entered into an employment agreement with Mr. Singh effective as of May 26, 2016, which continues until Mr. Singh’s employment terminates. CPG International LLC entered into an employment agreement with Mr. Nicoletti effective on January 9, 2019, which continues until Mr. Nicoletti’s employment terminates. CPG International LLC entered into an employment agreement with Mr. Ochoa, dated as of July 15, 2017, pursuant to which Mr. Ochoa serves as the President, AZEK Building Products.

Base Salary and Target Bonus. The agreements initially provided, for Mr. Singh, for an annual base salary of $650,000 and an annual target bonus of 100% of base salary; for Mr. Nicoletti, for an annual base salary of $500,000 and an annual target bonus of 75%; and for Mr. Ochoa, for an annual base salary of $415,000 and an annual target bonus of 75% of base salary.

Sign-on Grants. In connection with his appointment, Mr. Singh received a one-time award in the amount of $1,000,000, payable 50% in the form of cash and 50% in the form of common interests in the Partnership. The cash portion was earned and the equity portion vested in full on the second anniversary of Mr. Singh’s start date. Mr. Singh was also granted 7,565 performance vested Profits Interests and 9,065 time vested Profits Interests.

In connection with his appointment, Mr. Nicoletti received a one-time cash bonus in the amount of $250,000. If Mr. Nicoletti voluntarily terminates his employment with CPG International LLC within two years of his start date, he will be required to repay a pro-rata portion of the after-tax value of such sign-on bonus, based on the number of days within that two year period that follow his resignation. Additionally, Mr. Nicoletti was granted 4,750 Profits Interests.

In connection with his appointment, Mr. Ochoa received a one-time cash bonus in the amount of $250,000, a prorated portion of which was subject to repayment if Mr. Ochoa voluntarily terminated his employment with CPG International LLC, or if CPG International LLC terminated Mr. Ochoa’s employment for cause, within 24 months following his start date. Additionally, Mr. Ochoa was granted 5,000 Profits Interests.

The Profits Interests granted to Messrs. Singh and Nicoletti vest as described under “—Long-Term Incentives—Profits Interests.”

Employee Benefits. As discussed under “—Employee Benefits,” each NEO is eligible to participate in certain health and welfare benefit programs.

Restrictive Covenants

In connection with the commencement of his employment, each of the NEOs agreed to confidentiality, non-disparagement, non-competition and non-solicitation of employees and customers covenants. The non-competition and non-solicitation covenants with each of the NEOs continue for two years following the termination of his employment for any reason. The NEOs also agreed to covenants assigning us rights to intellectual property.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table shows all outstanding equity awards held by each of the NEOs as of September 30, 2020.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested(4)
Jesse Singh	709,957	86,130	(1)	$23.00	6/16/2030
	—	162,409	(2)	$23.00	6/16/2030
						257,393	(3)	$8,959,850
Ralph Nicoletti	215,609	143,739	(1)	$23.00	6/16/2030
						185,738	(3)	6,465,540
Jose Ochoa	173,913	43,478	(1)	$23.00	6/16/2030
						129,931	(3)	4,522,898

(1)

The amounts in this row represent the options to purchase shares of Class A common stock granted in connection with the conversion of Profits Interests, as described under “Post-IPO Compensation—Profits Interests Conversion” below. The unvested options have the same time-vesting conditions as the original Profits Interests award. For Mr. Singh, the unvested options vest on May 26, 2021; for Mr. Nicoletti, the unvested options vest in equal installments on January 9, 2021, 2022, 2023 and 2024; and for Mr. Ochoa, the unvested options vest in equal installments on July 17, 2021 and 2022.

(2)

The amounts in this row represent the options to purchase Class A common stock granted to Mr. Singh in connection with the IPO, which vest as described under “Post-IPO Compensation— IPO Cash Bonus and Long-Term Incentive Awards” below.

(3)

The amounts in this row represent the restricted shares of Class A common stock issued in connection with the conversion of Profits Interests, as described under “Post-IPO Compensation—Profits Interests Conversion” below. The restricted shares have the same time-vesting conditions as the original Profits Interests award as described in Note 1 to this table above.

(4)	The market value of shares or units that have not vested was calculated using a price per share of Class A common stock of $34.81, which was the closing price on September 30, 2020.

Additional Narrative Disclosures

Retirement Plans

We maintain a tax-qualified defined contribution plan, the AZEK Company 401k Plan, in which all employees may contribute up to 100% of his or her salary, subject to Internal Revenue Code limits. We match 100% of the first 1% of employee contributions and 50% of the next 5% of employee contributions, for a total matching contribution of 3.5% on the first 6% of employee contributions. The NEOs are eligible to participate in the 401k Plan on the same terms as other participating employees.

Potential Payments Upon Termination, Change In Control or Strategic Transaction

The employment agreement with each NEO and the long-term incentives awarded to the NEOs provide benefits upon the termination of his employment with us under certain circumstances or upon certain transactions, as described below. Certain terms used in this section have the meanings described under “—Treatment of Long-Term Incentives—Definitions” below.

Severance Under Employment Agreements

On a termination for any reason, each NEO is entitled to payment of accrued but unpaid base salary and vacation. Additionally, if Mr. Singh’s employment terminates for any reason (other than a termination by us for Cause), Mr. Singh’s base salary and employee benefits continue until the end of the month in which termination occurs.

On a termination without Cause (or, for Messrs. Singh and Nicoletti, for Good Reason), the NEOs are entitled to cash severance equal to, for Mr. Singh, the sum of two times his base salary and one times his target annual bonus, payable in equal monthly installments for 18 months following termination; for Mr. Nicoletti, continued base salary for 12 months following termination; and for Mr. Ochoa, continued base salary and half of Mr. Ochoa’s target bonus for 12 months following termination. Additionally, Mr. Singh is entitled to a prorated annual bonus for the year of termination based on actual performance and the number of days Mr. Singh was employed during the year of termination, payable at such times that annual bonuses are paid to executives generally, and any earned but unpaid bonus for the year prior to termination. In connection with such termination, Mr. Singh is entitled to continued payment of healthcare premiums for 24 months following the date of termination or until Mr. Singh obtains healthcare benefits from another employer. The foregoing benefits to each of the NEOs are subject to his execution of a release in our favor and compliance with post-employment restrictive covenants.

In the event that Mr. Singh’s employment is terminated due to death or disability, Mr. Singh will be entitled to: (i) any earned but unpaid bonus for the year prior to termination, (ii) all amounts accrued under any bonus, incentive or other plan and (iii) a prorated annual bonus for the year of termination based on actual performance and the number of days Mr. Singh was employed during the year of termination, payable at such times that annual bonuses are paid to our executives generally.

Treatment of Long-Term Incentives

Profits Interests

The Partnership previously granted time vested and performance vested Profits Interests to the NEOs, which were subject to certain treatment upon the occurrence of a Change in Control, a Strategic Transaction or certain qualifying terminations in connection with a Change in Control or Strategic Transaction. The restricted shares and stock options received upon conversion of the Profits Interests, as described under “Post-IPO Compensation—Profits Interests Conversion” below, are generally subject to the same vesting treatment upon such events as applied to the Profits Interests.

All unvested time vested Profits Interests were eligible to vest immediately upon a Change in Control. Additionally, all unvested time vested Profits Interests were eligible to vest upon a termination of employment without Cause or for Good Reason within 12 months following the occurrence of a Strategic Transaction. In addition, with respect to time vested Profits Interests granted to Mr. Singh on October 11, 2018 and May 26, 2016, if a Change in Control occurred within six months following a termination of Mr. Singh’s employment by CPG International LLC without Cause or by Mr. Singh for Good Reason, then all unvested time vested Profits Interests in effect immediately prior to such termination of employment were treated as outstanding as of the Change in Control and would have vested immediately upon such Change in Control. With respect to Mr. Nicoletti’s time vested Profits Interests, a prorated portion would have vested in connection with a termination of Mr. Nicoletti’s employment without Cause or for Good Reason and all of his time vested Profits Interests would have vested if a Change in Control occurred within 180 days after the termination of his employment without Cause. Additionally, certain time vested Profits Interests that were scheduled to vest within a period of time after a termination of employment would have vested on such termination.

Performance vested Profits Interests only vested upon a Change in Control to the extent that the performance criteria were met, as described in “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives—Profits Interests” above. If the relevant performance criteria were not met as of the earlier of a Change in Control and the tenth anniversary of the grant date, any unvested performance vested Profits Interests were forfeited and cancelled. Upon a termination of employment without Cause or for Good Reason within 12 months following a Strategic Transaction (determined without regard to subpart (ii) of the definition of Change in Control), to the extent that the MoM Targets would have been satisfied had the fair value of any non-freely tradable and marketable securities received by the Sponsors in connection with the Strategic Transaction constituted Proceeds as of the date of such Strategic Transaction, the performance vested Profits Interests would remain outstanding and eligible to vest based upon the Sponsors’ future receipt of Proceeds. In addition, with respect to performance vested Profits Interests granted to Mr. Singh on October 11, 2018 and May 26, 2016, if a Change in Control occurred within six months following a termination of Mr. Singh’s employment by CPG International LLC without Cause or by Mr. Singh for Good Reason, then all unvested performance vested Profits Interests would be treated as outstanding as of the Change in Control and would be eligible to be earned as of the Change in Control based on achievement of the MoM Targets. Mr. Nicoletti would remain eligible to vest in any performance vested Profits Interests that satisfied the performance criteria described above if a Change in Control occurred within 180 days after the termination of his employment without Cause.

Vested Profits Interests generally were redeemable by the Partnership within six months following a termination of employment. In the event of a termination of employment due to an NEO’s resignation without Good Reason prior to the third anniversary of the date on which the Profits Interests were granted, or the termination of the NEO’s employment for Cause at any time, vested Profits Interests were redeemable for no value. Good Reason and Cause as used in the preceding sentence had the meanings set forth in the executive’s employment agreement, or if none, then as set forth in the Partnership Agreement. In the event of a termination of employment for any other reason, including death or disability, vested Profits Interests were redeemable for the fair market value, as determined in accordance with the Partnership Agreement.

All Profits Interests were subject to a clawback provision under which if a recipient willfully or intentionally materially breached, or failed to correct a material breach of, any non-competition, non-solicitation or non-disclosure covenant to which he or she was subject, then such person would automatically forfeit any outstanding Profits Interests and repay any amounts distributed to him or her (other than certain minimum distributions to partners of the Partnership) within the 24 months prior to such breach.

Long-Term Cash Incentive

On October 11, 2018, Mr. Singh was granted a long-term cash incentive, subject to certain time and performance vesting conditions. See “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives—Long-Term Cash Incentive.” In the event of a Change in Control or a termination of employment by CPG International LLC without Cause or by Mr. Singh for Good Reason within 12 months following the occurrence of a Strategic Transaction, any unvested portion of the long-term cash incentive that remains outstanding and eligible for vesting will immediately time-vest. In addition, if a Change in Control occurs within six months following a termination of Mr. Singh’s employment by CPG International LLC without Cause or by Mr. Singh for Good Reason, then any unvested portion of the long-term cash incentive immediately prior to such termination of employment will be treated as outstanding as of the Change in Control and will time-vest immediately upon such Change in Control and performance-vest upon satisfaction of the Performance Vesting Condition as described above.

Definitions

For Mr. Singh, “Cause” generally means (i) a conviction of a crime constituting fraud, embezzlement, a felony, or an act of moral turpitude, (ii) gross negligence, (iii) breach of the duty of loyalty or care that causes material injury to CPG International LLC, (iv) ongoing willful refusal or failure to perform duties or (v) material breach of any material written agreement with CPG International LLC. Good Reason generally means (i) a reduction in salary or target bonus, (ii) a material reduction in duties or authority, (iii) removal of position and responsibilities, (iv) failure to pay compensation under the employment agreement, (v) relocation by more than 35 miles or (vi) a material breach of the employment agreement, in each case provided that Mr. Singh has given CPG International LLC written notice of the termination within 90 days of the first date on which he has knowledge of such event or conduct and he has provided CPG International LLC with at least 30 days to cure (to the extent curable).

For Mr. Nicoletti, “Cause” generally means (i) commission of an act which constitutes common law fraud or embezzlement, (ii) indictment, conviction or plea of guilty or nolo contendere to a felony or crime involving moral turpitude, (iii) commission of any intentional tortious or intentional unlawful act in either case causing material harm to CPG International LLC’s (or any of its affiliates’) business, standing or reputation, (iv) gross negligence in performing his duties, (v) breach of the duty of loyalty or care, (vi) other misconduct that is materially detrimental to CPG International LLC or its affiliates, (vii) refusal or willful failure to perform Mr. Nicoletti’s duties or the deliberate and consistent refusal to conform to or follow any reasonable policy of CPG International LLC, in each case after receiving written notice from CPG International LLC of such non-compliance and being given 10 business days to cure (to the extent curable) such non-compliance, (viii) material breach of any material written agreement with CPG International LLC which breach is not cured (to the extent curable) within 10 business days after written notice from CPG International LLC, or (ix) Mr. Nicoletti’s death or disability resulting in his inability to continue to perform the essential functions of his job, with a reasonable accommodation. Good Reason generally means a termination by Mr. Nicoletti of his employment within 90 days following the occurrence of any of the following without his consent that remains uncured for 10 business days after receipt by CPG International LLC of written notice of such event by Mr. Nicoletti: (i) a material reduction in salary, (ii) a materially adverse change in title, duties or responsibilities (including reporting responsibilities), or (iii) relocation by more than 50 miles.

For Mr. Ochoa, “Cause” generally means (i) commission of an act which constitutes common law fraud, embezzlement or a felony, an act of moral turpitude, or of any tortious or unlawful act causing material harm; (ii) gross negligence in performing his duties; (iii) breach of the duty of loyalty or care; (iv) other misconduct that is materially detrimental to CPG International LLC or its affiliates; (v) refusal or failure to perform Mr. Ochoa’s duties or the deliberate and consistent refusal to conform to or follow any reasonable policy of CPG International LLC, in each case after receiving written notice from CPG International LLC of such noncompliance and being given 10 business days to cure (to the extent curable) such non-compliance; (vi) breach of any agreement with CPG International LLC which breach is not cured (to the extent curable) within 10 business days following written notice from CPG International LLC; or (vii) Mr. Ochoa’s death or disability in which he cannot perform the essential functions of his job.

A “Change in Control” is defined generally to occur upon the following events:

•

(i) any person or group other than an Excluded Entity (as defined below) becomes the beneficial owner of more than 50% of the common interests in the Partnership; (ii) any person or group other than an Excluded Entity becomes the beneficial owner of more than 50% of the voting power in any of CPG Holdco LLC, CPG Newco LLC or CPG International LLC (other than in connection with a public offering registered under the Securities Act), except in a Strategic Transaction (as defined below); or (iii) the sale of all or substantially all of the assets of CPG International LLC to a person or group other than an Excluded Entity, except in a Strategic Transaction; and

•	the Sponsors have sold or disposed of more than 65% of their aggregate common interests in the Partnership for cash or freely tradable and marketable securities.

A “Strategic Transaction” for this purpose is any strategic transaction, as determined by AOT Building Products GP Corp. in its sole discretion, in which the consideration received by the Partnership or its subsidiaries consists of the stock of another entity. An “Excluded Entity” for this purpose is any Sponsor, any management limited partner in the Partnership, their respective transferees or any employee benefit plan or trust of CPG International LLC.

Post-IPO Compensation

Profits Interests Conversion

In connection with our IPO, each outstanding Profits Interests award, including awards held by our NEOs, was exchanged for a number of shares of our Class A common stock determined based the number of Profits

Interests and the hurdle amount applicable to the Profits Interests. Profits Interests that were vested at the time of our IPO were exchanged for vested shares of our Class A common stock. Profits Interests that were unvested at the time of our IPO were exchanged for restricted shares of Class A common stock granted under our 2020 Plan, which remain eligible to vest generally pursuant to the same time-based and performance-based vesting conditions as the Profits Interests for which they were exchanged, as applicable. The shares of Class A common stock that were issued in connection with the exchange are eligible to receive any ordinary cash dividend payments or other ordinary distributions. The exchange of Profits Interests for shares of Class A common stock did not result in any accelerated vesting of the Profits Interests. See “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives—Profits Interests” and “Additional Narrative Disclosures—Potential Payments Upon Termination, Change In Control or Strategic Transaction” for a description of the Profits Interests vesting terms.

The following table sets forth the number of vested shares of our common stock and unvested restricted shares of our common stock that each of our NEOs received upon conversion of their vested and unvested Profits Interests in the IPO.

Name	Shares of Class A Common Stock	Restricted Shares of Class A Common Stock
Jesse Singh	1,029,573	1,349,463
Ralph Nicoletti	46,434	417,910
Jose Ochoa	129,931	519,722

Upon the closing of our IPO, each current employee of CPG International LLC who received shares in exchange for Profits Interests was granted options to purchase shares of Class A common stock. This option grant was intended to restore to such holders the same leverage, or amount of equity at work, that the holder had with respect to Profits Interests prior to the exchange (for example, if 100 Profits Interests converted into 40 shares, the holder was granted options to acquire 60 shares of our Class A common stock). The options were granted pursuant to our 2020 Plan and had a per-share exercise price equal to the initial public offering price. The options awarded to each such holder were vested or unvested in the same proportion as the corresponding Profits Interests award was vested and unvested immediately prior to our IPO, and the unvested options have the same time-based and performance-based vesting conditions as the original Profits Interests award.

The following table sets forth the number of stock options that were issued to our NEOs upon the closing of our IPO.

Named Executive Officer	Number of Options
Jesse Singh	796,087
Ralph Nicoletti	359,348
Jose Ochoa	217,391

Long-Term Cash Incentive Amendment

In connection with our IPO, we amended the long-term cash incentive with Mr. Singh described under “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives—Long-Term Cash Incentive” above. As amended, the portion of the long-term cash incentive that was time vested as of the completion of our IPO was paid as soon as practicable after the IPO. The portion of the long-term cash incentive that was not time vested as of the completion of our IPO was subject to continued vesting as follows: (i) 50% of such unvested portion will vest in equal installments on the remaining scheduled vesting dates, and (ii) the remaining 50% of such unvested portion will be eligible to vest upon achievement of the performance-based vesting conditions applicable to the restricted shares into which outstanding Profits Interests were exchanged.

IPO Cash Bonus and Long-Term Incentive Awards

In connection with our IPO, we adopted the 2020 Plan described below. Pursuant to that plan, we granted Mr. Singh a stock option award to enhance his alignment with our stockholders following the IPO, and we also granted Mr. Nicoletti a cash award to provide retentive value. The options will vest ratably over four years beginning on the first anniversary of the grant and have a term of ten years and the cash award will vest 50% on the 12-month anniversary of grant and 50% on the 18-month anniversary of grant, each subject to continued employment. Any unvested awards scheduled to vest within the next 12 months will immediately vest in the event of the NEO’s death or disability or continue to vest in the event of the NEO’s involuntary termination without cause or resignation for good reason, subject to compliance with any applicable restrictive covenants. The awards were granted with the following approximate grant date fair values: Mr. Singh; $1,300,000 and Mr. Nicoletti: $1,750,000.

Immediately following the IPO, we granted an aggregate of 188,843 RSUs that will fully vest on the third anniversary of the IPO to approximately 1,300 of our employees who did not own any shares of our capital stock immediately prior to IPO.

2020 Omnibus Incentive Compensation Plan

General

In connection with the IPO, we adopted the 2020 Omnibus Incentive Compensation Plan, or the 2020 Plan, which has the features described below.

Share Reserve

The number of shares of our Class A common stock initially available for issuance under our 2020 Plan was 15,852,319 shares, which may be shares that are authorized and unissued or shares that were reacquired by us, including treasury shares or shares purchased in the open market. Shares subject to an award under the 2020 Plan that expires, is forfeited or is settled in cash, and shares tendered or withheld in payment of taxes or an exercise price, will become available for future awards under the 2020 Plan. Shares of our Class A common stock subject to awards that are assumed, converted or substituted under the 2020 Plan as a result of our acquisition of another company will not count against the number of shares that may be granted under the 2020 Plan subject to stock exchange requirements. With respect to awards of stock-settled stock appreciation rights (SARs), the total number of shares that may be granted under the 2020 Plan will be reduced only by the number of shares actually delivered upon exercise of such award.

Administration

The 2020 Plan will be administered by the board of directors or the compensation committee or its delegates (collectively, the administrator). Subject to the terms of the 2020 Plan, the administrator will determine which employees, consultants and non-employee directors will receive awards under the 2020 Plan, the dates of grant, the number and types of awards to be granted, the exercise or purchase price of each award, and the terms and conditions of the awards, including the period of their exercisability and vesting and the fair market value applicable to a stock award. The following actions generally require approval by our stockholders: (i) reducing the exercise price of stock options or SARs issued and outstanding, (ii) amending or cancelling a stock option of SAR when the exercise price exceeds the fair market value of one share of common stock in exchange for a grant of a substitute award or repurchase for cash or other consideration, except in connection with certain corporate events and (iii) any other action that would be treated as a repricing under applicable stock exchange rules.

In addition, the administrator has the authority to determine whether any award may be settled in cash, shares of our common stock, other securities or other awards or property. The administrator has the authority to interpret the 2020 Plan and may adopt any administrative rules, regulations, procedures and guidelines governing the 2020 Plan or any awards granted under the 2020 Plan as it deems appropriate. The administrator may also delegate any of its powers, responsibilities or duties to any person who is not a member of the administrator or any of our administrative groups. Our Board of Directors may also grant awards under or administer the 2020 Plan.

Eligibility; Limits on Compensation to Non-Employee Directors

Employees, consultants and directors will be eligible to participate in our 2020 Plan. Under our 2020 Plan, no non-employee director of the company may be granted compensation for service as a director with a value in excess of $500,000 in any calendar year, with the value of any equity-based awards based on the accounting grant date value of such award. The independent members of the board of directors may make exceptions to this limit for a non-executive chair of the board of directors.

Minimum Vesting

Awards other than cash awards granted after this offering will be subject to a minimum vesting schedule of at least 12 months after the grant date. The following awards will not be subject to the minimum vesting requirement: (i) awards granted in connection with this offering, (ii) awards granted in connection with awards assumed or substituted in an acquisition or similar transaction, (iii) shares delivered in lieu of fully vested cash awards, (iv) awards to non-employee directors that vest on the earlier of the one-year anniversary of grant and the next annual meeting of shareholders and (v) up to 5% of the available share reserve under the 2020 Plan. The minimum vesting restriction does not apply to the administrator’s discretion to provide for accelerated vesting of an award, including in the event of retirement, death, disability or a change in control.

Types of Awards

The 2020 Plan provides for the grant of stock options intended to meet the requirements of “incentive stock options” under Section 422 of the Code and “non-qualified stock options” that do not meet those requirements, SARs, restricted stock, restricted stock units (RSUs), dividend equivalent rights and other equity-based, equity-related or cash-based awards (including performance-based awards).

All of the awards described above are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the administrator, in its sole discretion, subject to certain limitations provided in the 2020 Plan. The administrator may condition the vesting of or the lapsing of any applicable vesting restrictions or conditions on awards upon the attainment of performance goals, continuation of service, or any other term or conditions. The vesting conditions placed on any award need not be the same with respect to each grantee and the administrator will have the sole discretion to amend any outstanding award to accelerate or waive any or all restrictions, vesting provisions or conditions set forth in an award agreement.

Each award granted under the 2020 Plan will be evidenced by an award agreement, which will govern that award’s terms and conditions. In the case of any conflict or potential inconsistency between the 2020 Plan and a provision of any award or award agreement with respect to an award, the 2020 Plan will govern.

Stock Options

An award of a stock option gives a grantee the right to purchase a certain number of shares of our Class A common stock during a specified term in the future, after a vesting period, at an exercise price equal to at least 100% of the fair market value of our common stock on the grant date. The term of a stock option may not exceed 10 years from the date of grant. Incentive stock options will be exercisable in any fiscal year only to the extent that the aggregate fair market value of our common stock with respect to which the incentive stock options are exercisable for the first time does not exceed $100,000. Incentive stock options may not be granted under the 2020 Plan after the tenth anniversary of the date of the board of director’s most recent approval. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the incentive stock option does not exceed five years from the date of grant. The exercise price of any stock option may be paid using cash, check or certified bank check; shares of our Class A common stock; a net exercise of the stock option; other legal consideration approved by us and permitted by applicable law and any combination of the foregoing.

Stock Appreciation Rights

A SAR entitles the grantee to receive an amount equal to the difference between the fair market value of our common stock on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of a share of our common stock on the grant date), multiplied by the number of shares subject to the SAR. The term of a SAR may not exceed 10 years from the date of grant. Payment to a grantee upon the exercise of a SAR may be either in cash, shares of our Class A common stock or other securities or property, or a combination of the foregoing, as determined by the administrator.

Restricted Stock

A restricted stock award is an award of outstanding shares of our Class A common stock that does not vest until a specified period of time has elapsed or other vesting conditions have been satisfied, as determined by the administrator, and which will be forfeited if the conditions to vesting are not met. The administrator will issue a certificate in respect to the shares of restricted stock, unless the administrator elects to use another system, such as book entries by the transfer agent, as evidencing ownership of such shares. During the period that any restrictions apply, the transfer of stock awards is generally prohibited. Grantees have full voting rights with respect to their restricted shares. Unless the administrator determines otherwise, all ordinary cash dividend payments or other ordinary distributions paid upon a restricted stock award will be retained by the company and will be paid to the relevant grantee (without interest) when the award of restricted shares vests and will revert back to the company if for any reason the restricted share upon which such dividends or other distributions were paid reverts back to the company.

Restricted Stock Units

An RSU is an award representing the right to receive, on the applicable delivery or payment date, one share of our common stock for each granted unit, cash or other securities or property equal in value to such share of common stock or a combination thereof that does not vest until a specified period of time has elapsed or other vesting conditions, including performance-based vesting conditions, have been satisfied, as determined by the administrator, and which will be forfeited if the conditions to vesting are not met. During the period that any restrictions apply, the transfer of RSUs is generally prohibited.

Dividend Equivalent Rights

Dividend equivalent rights entitle the grantee to receive amounts equal to all or any of the ordinary cash dividends that are paid on the shares underlying a grant while the grant is outstanding. Dividend equivalent rights may be paid in cash, in shares of our common stock or in another form. The administrator will determine the terms and conditions of dividend equivalent rights; however, in no event will such dividend equivalent rights be paid unless and until the award to which they relate vests.

Performance-Based and Other Stock-Based or Cash-Based Awards

Under the 2020 Plan, the administrator may grant other types of equity-based, equity-related or cash-based awards, including awards subject to performance-based criteria, subject to such terms and conditions that the administrator may determine. Such awards may include retainers and meeting-based fees for directors and the grant or offer for sale of unrestricted shares of our common stock, performance share awards and performance units settled in cash.

Adjustments

In connection with a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution, the administrator will make adjustments as it deems appropriate to (i) the maximum number of shares of our Class A common stock reserved for issuance, (ii) the number and kind of shares covered by outstanding grants, (iii) the kind of shares that may be issued under the 2020 Plan and (iv) the terms of any outstanding awards, including exercise or strike price, if applicable.

Amendment; Termination

Our board of directors may amend or terminate the 2020 Plan at any time, provided that no such amendment may materially adversely impair the rights of an award without the grantee’s consent. Our stockholders must approve any amendment to the extent required to comply with the Internal Revenue Code, applicable laws or applicable stock exchange requirements. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2020 Plan will terminate on the day immediately preceding the tenth anniversary of the date on which our stockholder approved the 2020 Plan, but any outstanding award will remain in effect until the underlying shares are delivered or the award lapses.

Change in Control

Unless the administrator determines otherwise, or as otherwise provided in the applicable award agreement, if a participant’s employment is terminated by us without “cause” (as defined in the 2020 Plan) on or within two years after a change in control (as defined in the 2020 Plan), (i) all outstanding awards will become fully vested (including lapsing of all restrictions and conditions), and, as applicable, exercisable, with any outstanding performance-based awards deemed earned at target performance and (ii) any shares deliverable pursuant to RSUs will be delivered promptly following the termination.

In the event of a change in control, the administrator may (i) provide for the assumption of or the issuance of substitute awards, (ii) provide that for a period of at least 20 days prior to the change in control, stock options or SARs that would not otherwise become exercisable prior to a change in control will be exercisable as to all shares of common stock, as the case may be, subject thereto and that any stock options or SARs not exercised prior to the consummation of the change in control will terminate and be of no further force or effect as of the consummation of the change in control, (iii) modify the terms of awards to add events or conditions upon which the vesting of such awards will accelerate, (iv) deem any performance conditions satisfied at target, maximum or actual performance through closing or provide for the performance conditions to continue (as is or as adjusted by the administrator) after closing or (v) settle awards for an amount, as determined in the sole discretion of the administrator, of cash or securities (in the case of stock options and SARs that are settled in cash, the amount paid will be equal to the in-the-money spread value, if any, of such awards).

Clawback: Repayment If Conditions Not Met

All awards under the 2020 Plan will be subject to any clawback or recapture policy that we may adopt from time to time. If the administrator determines that terms of an award were not satisfied and the failure to satisfy the terms was material, then the grantee will be obligated to repay the fair market value of the shares issued or delivered in respect of the award or, in the case of options or SARs, the award’s spread value.

DIRECTOR COMPENSATION

For the year ended September 30, 2020 prior to the Corporate Conversion, as a member-managed limited liability company, our business and affairs were managed under the direction of the board of directors of AOT Building Products GP Corp. In connection with the Corporate Conversion, we appointed certain directors to serve as members of our newly formed board of directors, as described above under “Management.”

Fiscal 2020 Director Compensation Table

The following table sets forth information regarding the compensation earned for service on the board of directors of AOT Building Products GP Corp. or, following the Corporate Conversion, on our board of directors, during the year ended September 30, 2020 by the directors who were not also NEOs. Mr. Singh did not receive any additional compensation for his service on the board of directors during the year ended September 30, 2020. Mr. Singh’s compensation for the year ended September 30, 2020 is set forth under “Executive Compensation—Summary Compensation Table” above.

Name	Fees Earned for Fiscal 2020 and Paid in Cash		Stock Awards(3)	Total
Sallie Bailey	$98,292		$847,442	$945,733
Russell Hammond	—	(2)	—	—
Gary Hendrickson	126,125		5,312,261	5,438,386
James B. Hirshorn	—	(2)	—	—
Brian Klos	—	(2)	—	—
Timothy Lee	25,000		369,253	394,253	(4)
Ronald A. Pace	68,556		721,963	790,519
Ashfaq Qadri	—	(2)	—	—
Bennett Rosenthal	—	(2)	—	—
Brian Spaly(1)	10,843		121,436	132,279
Blake Sumler(1)	—	(2)	—	—

(1)	Mr. Spaly joined the board of directors in August 2020; and Mr. Sumler joined the board of directors in January 2020. Messrs. Hammond, Lee and Pace no longer serve on the board of directors.
(2)

Each of Messrs. Hammond, Hirshorn, Klos, Qadri and Rosenthal is affiliated with one of our Sponsors and was designated to the board of directors by the respective Sponsor. These directors did not receive compensation from us for their service as a director.

(3)

For each non-management director, the aggregate number of stock awards and option awards outstanding as of the end of the fiscal year ending September 30, 2020 was: Ms. Bailey: 34,214; Mr. Hendrickson: 561,943; Mr. Pace: 6,469 and Mr. Spaly: 3,445. Mr. Lee did not hold equity-based awards of September 30, 2020. For a description of the assumptions used to determine the compensation cost of these awards, see Note 13 to our Consolidated Financial Statements included elsewhere in this prospectus. As part of the Corporate Conversion, we modified the terms and conditions of our performance-based awards by changing the vesting conditions. The change was treated as a modification under ASC 718, Stock Compensation, resulting in incremental compensation expense. Accordingly, the amounts in this column for the fiscal year ending September 30, 2020 include amounts in respect of such modification. These amounts do not reflect new equity awards granted in the fiscal year. For information regarding this modification, see Note 13 to our Consolidated Financial Statements for the year ended September 30, 2020 included elsewhere in this prospectus.

(4)

Table does not include amounts paid by us and our affiliates to Hawksbill Consulting, of which Mr. Lee owns approximately 30% of the ownership interests. See “Certain Relationships and Related Party Transactions—Transactions with Directors and Officers.”

Post-IPO Director Compensation Program

In connection with our IPO, we adopted a new director compensation program that provides the following compensation for non-employee directors:

•	An annual cash retainer of $70,000, paid quarterly in arrears;

•	An annual equity award of RSUs granted in connection with each annual shareholders meeting with a grant date fair value of $105,000 that vests at the following annual shareholder meeting;

•	A one-time inaugural equity award of RSUs granted to newly appointed non-employee directors with a grant date fair value of $105,000 that cliff-vests on the third anniversary of grant;

•

An annual cash retainer of $20,000 for the chair of the audit committee, $15,000 for the chair of the compensation committee, and $10,000 for the chair of the nominating and governance committee, in each case paid quarterly in arrears; and

•	An additional annual cash retainer of $50,000 for serving as our non-executive chair, paid quarterly in arrears.

We also adopted director stock ownership guidelines that require each non-employee director to hold 100% of after-tax shares from director equity awards until the director holds shares and vested deferred stock units with an aggregate value equal to five times the annual cash retainer paid to non-employee directors.

IPO Director Awards

Following his experience as the former Chairman and CEO of Valspar Corporation, Mr. Hendrickson brings to our board of directors extensive experience in corporate leadership and in the development and execution of business growth strategies. In his role as chair of the board of directors of AOT Building Products GP Corp. since May 2017, Mr. Hendrickson has provided a significant level of counsel to the management team, specifically with respect to the development of our commercial and retail strategy. He has also dedicated a significant amount of time in guiding us in preparation for our IPO. Following the IPO, Mr. Hendrickson is expected to provide enhanced duties beyond those typically provided by a non-executive chair of a board of directors, including providing support, advice and counsel on special projects and guidance to our management team as we transition to a public company.

In recognition of his significant past and ongoing efforts supporting the company, the board of directors of AOT Building Products GP Corp. approved the award of a one-time grant of options to purchase shares of our Class A common stock (the Chair IPO Award) to Mr. Hendrickson. Mr. Hendrickson and Mr. Singh abstained from the consideration and approval of the Chair IPO Award.

The Chair IPO Award was granted on the completion of our IPO. The number of shares underlying the Chair IPO Award were equal to 0.35% of our outstanding shares of common stock (on a fully diluted basis) on the completion of our IPO, and had an exercise price equal to the price at which a share of our Class A common stock was offered pursuant to our IPO and a 10-year maximum term. The Chair IPO Award will vest in substantially equal installments on each of the first four anniversaries of the completion of our IPO, subject to continued service as chair of our board of directors through such vesting date. In the event that Mr. Hendrickson ceases to serve as chair for any reason, any unvested options will be forfeited. Mr. Hendrickson has waived any fee for service as chair of our board of directors until the completion of the four-year vesting period as well as any inaugural award granted to other directors in connection with the IPO, but will receive regular board and committee retainers and annual equity awards for board service on the same basis as other non-employee directors. In order to ensure alignment with our investors, no portion of the Chair IPO Award is in the form of cash, and is instead in the form of options to tie to future value creation at the company.

We currently do not expect that Mr. Hendrickson will receive any additional compensation in future years for his service as non-executive chair outside of the regular annual director compensation program.

The other non-employee directors received their one-time inaugural award of RSUs, as described above, in connection with our IPO with a grant date fair value of $105,000 that cliff vests on the third anniversary of grant subject to continued service (provided that the award will vest in the event that the director’s service on the board ceases due to disability or retirement and a prorated portion of the award will vest in the event that the director’s service on the board ceases absent a termination for cause).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

In connection with our IPO, we entered into the Stockholders Agreement with the Sponsors. Pursuant to the Stockholders Agreement, the Sponsors are entitled to designate individuals to be included in the slate of nominees for election to our board of directors as follows:

•

for so long as the Sponsors collectively own 50% or more of the outstanding shares of our common stock, the greater of up to six directors and the number of directors comprising a majority of our board; and

•

except as provided below, for so long as the Sponsors collectively own less than 50% of the outstanding shares of our common stock, that number of directors (rounded up to the nearest whole number or, if such rounding would cause the Sponsors to have the right to elect a majority of our board of directors, rounded to the nearest whole number) that is the same percentage of the total number of directors comprising our board as the collective percentage of common stock owned by the Sponsors.

Each of the Sponsors is entitled to nominate one-half of the nominees to be nominated unless (i) if the number of directors to be nominated is odd, in which case the Sponsors will jointly nominate one such director and each Sponsor will nominate one half of the remaining nominees, and (ii) if either Sponsor owns more than 5%, but less than or equal to 10%, of the outstanding shares of our common stock, in which case, one director will be nominated by such Sponsor, and the remaining nominees will be nominated by the other Sponsor.

Notwithstanding the foregoing, if either Sponsor at any time ceases to own more than 5% of the outstanding shares of our common stock, that Sponsor will not have the right to designate any directors, the shares of our common stock owned by that Sponsor will be excluded in calculating the thresholds above, and the rights set forth above will only be available to the Sponsor that holds the applicable percentage of shares of our common stock. The Stockholders Agreement also provides for the nomination to our board of directors, subject to his or her election by our stockholders at the annual meeting, of our Chief Executive Officer. Each Sponsor has agreed, for so long as such Sponsor holds more than 5% of the outstanding shares of our common stock, to vote all of the shares of Class A common stock held by it in favor of the foregoing nominees.

The Stockholders Agreement also provides that, for so long as the Sponsors collectively own at least 30% of the outstanding shares of our common stock, the following actions will require the prior written consent of each of the Sponsors, subject to certain exceptions. If either Sponsor owns less than 10% of the outstanding shares of our common stock, such action will not be subject to the approval of such Sponsor, and the shares of common stock owned by such Sponsor will be excluded in calculating the 30% threshold:

•

merging or consolidating with or into any other entity, or transferring all or substantially all of our assets, taken as a whole, to another entity, or undertaking any transaction that would constitute a “Change of Control” as defined in our debt agreements;

•	acquiring or disposing of assets, in a single transaction or a series of related transactions, or entering into joint ventures, in each case with a value in excess of $75.0 million;

•	incurring indebtedness in a single transaction or a series of related transactions in an aggregate principal amount in excess of $100.0 million;

•	issuing our or our subsidiaries’ equity other than pursuant to an equity compensation plan approved by our stockholders or a majority of the directors designated by the Sponsors;

•	terminating the employment of our Chief Executive Officer or hiring or designating a new Chief Executive Officer;

•

entering into any transactions, agreements, arrangements or payments with either of the Sponsors or any other person who owns greater than or equal to 10% of our common stock then outstanding that are material or involve aggregate payments or receipts in excess of $500,000;

•	amending, modifying or waiving any provision of our organizational documents in a manner that adversely affects the Sponsors;

•	commencing any liquidation, dissolution or voluntary bankruptcy, administration, recapitalization or reorganization;

•	increasing or decreasing the size of our board of directors; and

•	entering into of any agreement to do any of the foregoing.

The Stockholders Agreement also grants each of the Sponsors certain information rights.

Registration Rights Agreement

In connection with our IPO, we entered into a registration rights agreement, or the Registration Rights Agreement, with the Sponsors and certain members of our management. Subject to certain conditions, the Registration Rights Agreement provides the Sponsors with up to four “demand” registrations each and unlimited “demand” registrations at any time we are eligible to register shares on Form S-3. The Registration Rights Agreement also provides the Sponsors and certain members of our management with customary “piggyback” registration rights. The Registration Rights Agreement contains provisions for the coordination by the Sponsors of their sales of shares of our common stock and contains certain limitations on the ability of the members of our management party to the Registration Rights Agreement to offer, sell or otherwise dispose of shares of our common stock. The Registration Rights Agreement also provides that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors and executive officers. See “Description of Capital Stock—Limitations of Liability, Indemnification and Advancement” below for more details.

Purchases of Products in the Ordinary Course of Business

Certain of our related persons may, either directly or through their respective affiliates, enter into commercial transactions with us from time to time in the ordinary course of business, primarily for the purchase of merchandise. We believe that none of the transactions with such persons is significant enough to be considered material to such persons or to us.

Related Persons Transaction Policy

We have adopted formal written procedures for the review, approval or ratification of transactions with related persons, or the Related Persons Transaction Policy. The Related Persons Transaction Policy provides that the audit committee of our board of directors is charged with reviewing for approval or ratification all transactions with “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) that are brought to the audit committee’s attention. This policy was adopted on January 24, 2020 and took effect upon the effectiveness of our certificate of incorporation, and as a result, certain of the transactions entered into prior to that date, including the transactions described under “Certain Relationships and Related Party Transactions—Transactions with Directors and Officers,” were not reviewed under the policy. We had a prior policy with respect to related party transactions that was adopted on February 21, 2019.

We also maintain certain compensation agreements and other arrangements with certain of our executive officers, which are described under “Executive Compensation” elsewhere in this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock (i) as of December 31, 2020 and (ii) immediately following this offering, in each case, by the following individuals or groups:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our Class A common stock or Class B common stock; and

•	each selling stockholder.

The percentage ownership information shown in the table both prior to this offering and after this offering (both assuming no exercise of the underwriters’ option to purchase additional shares and assuming full exercise of such option) is based upon 154,740,814 shares of Class A common stock and 100 shares of Class B common stock outstanding as of December 31, 2020.

The beneficial ownership information presented below includes, for each beneficial owner, (i) shares of Class A common stock and Class B common stock beneficially owned (including restricted shares of Class A common stock) and (ii) shares issuable upon exercise of options to purchase shares of Class A common stock that are vested or will vest within 60 days of December 31, 2020. The beneficial ownership information presented below does not include shares issuable upon the exercise of options to purchase shares of Class A common stock in each case that will vest outside of such 60-day period. Shares subject to vested options or options that will vest within 60 days of December 31, 2020 are deemed outstanding for purposes of calculating the percentage ownership of the person holding such options or restricted shares, but they are not deemed outstanding for purposes of calculating the percentage ownership of any other person.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o The AZEK Company, 1330 W Fulton Street, Suite #350, Chicago, IL 60607.

	Shares Beneficially Owned Prior to this Offering					Class A Shares to be Sold in this Offering				Shares Beneficially Owned Following this Offering					Shares Beneficially Owned Following this Offering
	Class A		Class B		% of Total Voting Power(10)	If Underwriters’ Option is Not Exercised in Full		If Underwriters’ Option is Exercised in Full		If Underwriters’ Option is Not Exercised in Full					If Underwriters’ Option is Exercised in Full
										Class A		Class B		% of Total Voting Power(10)	Class A		Class B		% of Total Voting Power(10)
Name of Beneficial Owner	Shares	%	Shares	%		Shares	%	Shares	%	Shares	%	Shares	%		Shares	%	Shares	%
Directors(7):
Gary Hendrickson(1)	312,168	*	—	*	*	—	*	—	*	312,168	*	—	*	*	312,168	*	—	*	*
Sallie B. Bailey(2)	79,128	*	—	*	*	—	*	—	*	79,128	*	—	*	*	79,128	*	—	*	*
Fumbi Chima	—	*	—	*	*	—	*	—	*	—	*	—	*	*	—	*	—	*	*
Howard Heckes	—	*	—	*	*	—	*	—	*	—	*	—	*	*	—	*	—	*	*
Russell Hammond	—	*	—	*	*	—	*	—	*	—	*	—	*	*	—	*	—	*	*
James B. Hirshorn	—	*	—	*	*	—	*	—	*	—	*	—	*	*	—	*	—	*	*
Brian Klos	—	*	—	*	*	—	*	—	*	—	*	—	*	*	—	*	—	*	*
Romeo Leemrijse	—	*	—	*	*	—	*	—	*	—	*	—	*	*	—	*	—	*	*
Ashfaq Qadri	—	*	—	*	*	—	*	—	*	—	*	—	*	*	—	*	—	*	*
Bennett Rosenthal	—	*	—	*	*	—	*	—	*	—	*	—	*	*	—	*	—	*	*
Brian Spaly	45,000	*	—	*	*	—	*	—	*	45,000	*	—	*	*	45,000	*	—	*	*
Blake Sumler	—	*	—	*	*	—	*	—	*	—	*	—	*	*	—	*	—	*	*
Named Executive Officers:
Jesse Singh(3)	3,077,079	2.0%	—	*	2.0%	—	*	—	*	3,077,079	2.0%	—	*	2.0%	3,077,079	2.0%	—	*	2.0%
Ralph Nicoletti(4)	670,419	*	—	*	*	—	*	—	*	670,419	*	—	*	*	670,419	*	—	*	*
Jose Ochoa(5)	747,935	*	—	*	*	—	*	—	*	747,935	*	—	*	*	747,935	*	—	*	*
Directors and executive officers as a group(6)	6,679,534	4.3%	—	*	4.3%					6,679,534	4.3%	—	*	4.3%	6,679,534	4.3%	—	*	4.3%
5% or Greater Stockholders:
Ares Corporate Opportunities Fund IV, L.P.(7)(8)	39,221,090	25.3%	—	*	25.3%	8,750,000	5.7%	10,062,500	6.5%	30,471,090	19.7%	—	*	19.7%	29,158,590	18.8%	—	*	18.8%
Ontario Teachers’ Pension Plan Board(7)(9)	39,220,990	25.3%	100	100%	25.3%	8,750,000	5.7%	10,062,500	6.5%	30,470,990	19.7%	100	100%	19.7%	29,158,490	18.8%	100	100%	18.8%

*	Represents beneficial ownership of less than 1%.
(1)	Includes 17,392 shares of Class A common stock subject to options exercisable within 60 days of December 31, 2020.
(2)	Includes 21,182 shares of Class A common stock subject to options exercisable within 60 days of December 31, 2020.
(3)

Includes 709,957 shares of Class A common stock subject to options exercisable within 60 days of December 31, 2020. Includes 300,000 shares held by Mr. Singh as grantor-trustee of the Jesse Singh 2020 Trust. Includes 236,705 shares held by Mr. Singh’s spouse, Linda Singh, as trustee of The Jesse Singh 2016 Irrevocable Trust, for which Mr. Singh has no voting or investment power, and Mr. Singh disclaims beneficial ownership of these 236,705 shares.

(4)	Includes 251,544 shares of Class A common stock subject to options exercisable within 60 days of December 31, 2020.
(5)	Includes 173,913 shares of Class A common stock subject to options exercisable within 60 days of December 31, 2020.
(6)	Includes 1,643,136 shares of Class A common stock subject to options exercisable within 60 days of December 31, 2020.
(7)

As discussed in “Certain Relationships and Related Party Transactions—Stockholders Agreement,” prior to the closing of this offering, the Sponsors have entered into the Stockholders Agreement with us, pursuant to which the Sponsors agree to vote their shares of Class A common stock in favor of the election of the nominees of the Sponsors to our board of directors.

(8)

Reflects shares owned by Ares Corporate Opportunities Fund IV, L.P., or Ares IV. The manager of Ares IV is ACOF Operating Manager IV, LLC, and the sole member of ACOF Operating Manager IV, LLC is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings L.P., and the general partner of Ares Management Holdings L.P. is Ares Holdco LLC. The sole member of Ares Holdco LLC is Ares Holdings Inc., whose sole stockholder is Ares Management Corporation. Ares Management Corporation is indirectly controlled by Ares Partners Holdco LLC. We refer to all of the foregoing entities collectively as the Ares Entities. Ares Partners Holdco LLC is managed by a board of managers, which is composed of Michael Arougheti, Ryan Berry, R. Kipp deVeer, David Kaplan, Michael McFerran, Antony Ressler and Bennett Rosenthal. Mr. Ressler generally has veto authority over decisions by the board of managers of Ares Partners Holdco LLC. Each of the members of the board of managers expressly disclaims beneficial ownership of our shares of stock owned by Ares IV. Each of the Ares Entities (other than Ares IV, with respect to the securities owned by it) and the equity holders, partners, members and managers of the Ares Entities and the executive committee of Ares Partners expressly disclaims beneficial ownership of these shares. The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(9)

Each of Blake Sumler, Ashfaq Qadri and Romeo Leemrijse may be deemed to have the power to dispose of the shares held by OTPP because of a delegation of authority from the board of directors of OTPP, and each expressly disclaims beneficial ownership of such shares. As the owner of Class B common stock, OTPP may, at any time, elect to convert shares of Class B common stock into an equal number of shares of Class A common stock, or convert shares of Class A common stock into an equal number of shares of Class B common stock. The table above does not reflect (i) shares of Class B common stock issuable upon conversion of Class A common stock or (ii) shares of Class A common stock issuable upon conversion of Class B common stock. The address of Ontario Teachers’ Pension Plan Board is 5650 Yonge Street, Toronto, Ontario M2M 4H5.

(10)

Represents percentage of total voting power reflecting (i) all shares of Class A common stock held by such holder and (ii) shares of Class A common stock issuable upon conversion of all shares of Class B common stock held by such holder.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions relating to our material indebtedness. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the corresponding agreement or instrument, including the definitions of certain terms therein that are not otherwise defined in this prospectus. You should refer to the relevant agreement or instrument for additional information, copies of which are filed as exhibits to the Registration Statement of which this prospectus is a part.

Revolving Credit Facility

Overview

On September 30, 2013, our subsidiary, CPG International LLC (as successor-in-interest to CPG Merger Sub LLC), Deutsche Bank AG New York Branch, as the Revolver Administrative Agent, and the lenders party thereto entered into the Revolving Credit Facility. On March 9, 2017, the Revolving Credit Facility was amended and restated, with the Revolving Credit Facility thereafter providing for maximum aggregate borrowings of up to $150.0 million, subject to an asset-based borrowing base. The borrowing base is limited to a set percentage of eligible accounts receivable and inventory, less reserves that may be established by the Revolver Administrative Agent in the exercise of its reasonable credit judgment. As of September 30, 2020, CPG International LLC had $0.0 million of outstanding borrowings under the Revolving Credit Facility and had $6.8 million and $3.0 million of outstanding letters of credit held against the Revolving Credit Facility, respectively. CPG International LLC had approximately $129.4 million available under the borrowing base for future borrowings as of September 30, 2020. The Revolving Credit Facility will mature on March 9, 2022.

On June 5, 2020, we entered into the RCF Amendment, which established $8.5 million of commitments for FILO Loans under the Revolving Credit Facility. The FILO Loans were available to be drawn in a single disbursement on or prior to December 31, 2020. We did not draw on the FILO Loans.

Interest Rate and Fees

The Revolving Credit Facility provides for outstanding revolving loans thereunder to be subject to an interest rate which equals, at our option, either (i) for ABR borrowings, the highest of (a) the Federal Funds Rate plus 50 basis points, (b) the prime rate and (c) the LIBOR as of such date for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, plus, in each case, a spread of 50 to 100 basis points based on average historical availability, or (ii) for Eurocurrency borrowings, adjusted LIBOR plus a spread of 150 to 200 basis points, based on average historical availability.

A “commitment fee” accrues on any unused portion of the revolving commitments under the Revolving Credit Facility during the preceding three calendar month period. If the average daily used percentage is greater than 50%, the commitment fee equals 25 basis points, and if the average daily used percentage is less than or equal to 50%, the commitment fee equals 37.5 basis points.

Guarantees and Security

The obligations under the Revolving Credit Facility are guaranteed by The AZEK Company Inc. and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. The obligations under the Revolving Credit Facility are secured by a first priority security interest in the Revolver Priority Collateral, plus a second priority security interest in all of the Term Loan Priority Collateral.

Prepayments

Revolving loans under the Revolving Credit Facility may be voluntarily prepaid in whole, or in part, in each case without premium or penalty. CPG International LLC is also required to make mandatory prepayments

(i) when aggregate borrowings exceed commitments or the applicable borrowing base and (ii) during “cash dominion,” which occurs if (A) the availability under the Revolving Credit Facility is less than the greater of (i) $12.5 million and (ii) 10% of the lesser of (x) $150.0 million and (y) the borrowing base, for five consecutive business days or (B) certain events of default have occurred and are continuing.

Restrictive Covenants and Other Matters

The Revolving Credit Facility contains affirmative covenants that are customary for financings of this type, including allowing the Revolver Administrative Agent to perform periodic field exams and appraisals to evaluate the borrowing base. The Revolving Credit Facility contains various negative covenants, including limitations on, subject to certain exceptions, the incurrence of indebtedness, the incurrence of liens, dispositions, investments, acquisitions, restricted payments, transactions with affiliates, as well as other negative covenants customary for financings of this type. The Revolving Credit Facility also includes a financial maintenance covenant, applicable only when the excess availability is less than the greater of (i) 10% of the lesser of the aggregate commitments under the Revolving Credit Facility and the borrowing base, and (ii) $12.5 million. In such circumstances, we would be required to maintain a minimum fixed charge coverage ratio for the trailing four quarters equal to at least 1.0 to 1.0; subject to our ability to make an equity cure (no more than twice in any four quarter period and up to five times over the life of the facility). As of September 30, 2020 and 2019, CPG International LLC was in compliance with the financial and nonfinancial covenants imposed by the Revolving Credit Facility.

We also have the option to increase the commitments under the Revolving Credit Facility by up to $100.0 million, subject to certain conditions.

The Revolving Credit Facility also includes customary events of default, including the occurrence of a change of control.

Term Loan Agreement

Overview

On September 30, 2013, CPG International LLC (as successor-in-interest to CPG Merger Sub LLC) and Barclays Bank PLC, as administrative agent and collateral agent, Deutsche Bank AG New York Branch and JPMorgan Chase Bank, N.A., as co-syndication agents, Citibank, N.A., the Royal Bank of Scotland PLC and UBS Securities LLC, as co-documentation agents, and the lenders party thereto entered into the first lien Term Loan Agreement. Pursuant to the Second Amendment to the Term Loan Agreement, dated May 5, 2017, Jefferies Finance LLC was appointed, and currently serves as, the administrative agent and collateral agent under the Term Loan Agreement. As of September 30 2020 and 2019, CPG International LLC had $467.7 million and $809.6 million, respectively, outstanding under the Term Loan Agreement. The Term Loan Agreement will mature on May 5, 2024.

Interest Rate and Fees

The interest rate applicable to the outstanding principal under the Term Loan Agreement equals, at our option, either, (i) in the case of ABR borrowings, the highest of (a) the Federal Funds Rate as of such day plus 50 basis points, (b) the prime rate and (c) the LIBOR as of such day for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, provided that in no event shall the ABR be less than 200 basis points, plus, in each case, the applicable margin of 275 basis points per annum; or (ii) in the case of the Eurocurrency borrowings, the greater of (a) the LIBOR in effect for such interest period divided by one, minus the statutory reserves applicable to such Eurocurrency borrowing, if any, and (b) 100 basis points, plus, in each case, the applicable margin of 375 basis points per annum.

Guarantees and Security

The obligations under the Term Loan Agreement are guaranteed by The AZEK Company Inc. and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries.

The obligations under the Term Loan Agreement are secured by a first priority security interest in all of the Term Loan Priority Collateral, and a second priority security interest in the Revolver Priority Collateral.

Prepayments

The Term Loan Agreement may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than the Prepayment Premium, as defined in the Term Loan Agreement, if applicable), subject to certain customary conditions. CPG International LLC is also required to make mandatory prepayments in an amount equal to (i) 100% of the net cash proceeds from casualty events or the disposition of property or assets, subject to customary reinvestment rights, (ii) 100% of the net cash proceeds from the incurrence or issuance of indebtedness (other than permitted indebtedness) by CPG International LLC or any restricted subsidiary and (iii) 50% of excess cash flow, with such percentage subject to reduction (to 25% and to 0%) upon achievement of specified leverage ratios and which prepayment may be declined by the lenders under the Term Loan Agreement. Additionally, CPG International LLC is required to pay the outstanding principal amount of the Term Loan Agreement in quarterly installments of 0.25253% of the aggregate principal amount under the Term Loan Agreement outstanding, and such quarterly payments may be reduced as a result of the application of prepayments.

Restrictive Covenants and Other Matters

The Term Loan Agreement contains affirmative covenants, negative covenants, and events of default which are broadly consistent with those in the Revolving Credit Facility (with certain differences consistent with the differences between a revolving loan and term loan) and that are customary for facilities of this type. The Term Loan Agreement does not have any financial maintenance covenants. As of September 30, 2020 and September 30, 2019, CPG International LLC was in compliance with the covenants imposed by the Term Loan Agreement.

We have the right to arrange for incremental term loans under the Term Loan Agreement of up to an aggregate principal amount of $150.0 million, plus amounts incurred under Incremental Amendment No. 1 thereto, plus any amounts previously voluntarily prepaid, with additional incremental term loans available if certain leverage ratios are achieved.

The Term Loan Agreement also includes customary events of default, including the occurrence of a change of control.

2025 Senior Notes

On May 12, 2020, CPG International LLC issued $350.0 million aggregate principal amount of 9.500% Senior Notes due May 15, 2025 in an unregistered offering. Interest on the 2025 Senior Notes was payable semi-annually in arrears. The obligations under the 2025 Senior Notes were guaranteed by CPG International LLC and those of its subsidiaries that also guarantee the Revolving Credit Facility and the Term Loan Agreement. On June 16, 2020, CPG International LLC satisfied and discharged its obligations with respect to the 2025 Senior Notes with a portion of net proceeds from the IPO. The 2025 Senior Notes were redeemed in full at a redemption price equal to 107.125% of the principal amount of the 2025 Senior Notes plus accrued and unpaid interest to the redemption date.

2021 Senior Notes

On September 30, 2013, CPG International LLC issued $315.0 million aggregate principal amount of 8.000% Senior Notes due October 1, 2021 in an unregistered offering. Interest on the 2021 Senior Notes was payable semi-annually in arrears. The obligations under the 2021 Senior Notes were guaranteed by CPG International LLC and those of its subsidiaries that also guarantee the Revolving Credit Facility and the Term Loan Agreement. On May 12, 2020, in connection with the issuance of the 2025 Senior Notes, CPG International LLC satisfied and discharged its obligations with respect to the 2021 Senior Notes. The 2021 Senior Notes were redeemed in full on June 8, 2020.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of our capital stock, certain provisions of our certificate of incorporation and bylaws and certain provisions of Delaware law. Please note that these summaries are not intended to be exhaustive. For further information, you should also refer to the full versions of our certificate of incorporation and our bylaws.

General

Our certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. In addition, our certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 1,201,000,000 shares, all with a par value of $0.001 per share, of which 1,100,000,000 shares are designated as Class A common stock, 100,000,000 shares are designated as Class B common stock and 1,000,000 shares are designated as preferred stock.

As of December 31, 2020, there were 154,740,814 shares of our Class A common stock outstanding, and there were 100 shares of our Class B common stock outstanding. Following this offering, there will be 154,740,814 shares of our Class A common stock and 100 shares of our Class B common stock outstanding. No shares of our preferred stock are designated, issued or outstanding. As of January 11, 2021, the outstanding shares of our Class A common stock were held of record by approximately 25,700 stockholders, and the outstanding shares of our Class B common stock were held of record by one stockholder, OTPP.

Common Stock

Voting Rights

Each share of our Class A common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. Each share of our Class B common stock entitles its holder to one vote per share on all matters to be voted upon by stockholders, except with respect to the election, removal or replacement of directors. Shares of our Class B common stock do not entitle the holders thereof to vote with respect to the election, removal or replacement of directors. There is no cumulative voting, which means that a holder or group of holders of more than 50% of the shares of our Class A common stock can elect all of our directors. For a description of the Stockholders Agreement, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Dividend Rights

The holders of our Class A common stock and Class B common stock are entitled to receive, and will share ratably in, dividends when and as declared by our board of directors from legally available sources, subject to the prior rights of the holders of our preferred stock, if any. See “Dividend Policy.”

Conversion Rights

Holders of our shares of Class B common stock may convert their shares of Class B common stock into shares of our Class A common stock on a one-for-one basis, in whole or in part, at any time and from time to time at their option. Additionally, each share of Class A common stock is convertible into one share of Class B common stock at any time and from time to time at the option of the holder so long as such holder holds one or more shares of Class B common stock at the time of conversion. OTPP will hold all shares of our Class B common stock outstanding immediately following this offering.

Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights. The rights of the holders of our Class A common stock and Class B common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that our board of directors may designate and issue in the future.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of claims of creditors.

Preferred Stock

Our board of directors is authorized to issue up to 1,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof, in each case without further action by our stockholders. Subject to the terms of any series of preferred stock so designated, our board of directors is also authorized to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock in the foreseeable future.

Anti-Takeover Provisions

Below are brief summaries of various anti-takeover provisions contained primarily in our organizational documents. We believe the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Anti-Takeover Statute

Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

However, our certificate of incorporation includes a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. These restrictions do not apply to any business combination involving our Sponsors or any affiliate of either of our Sponsors or their respective direct and indirect transferees, on the one hand, and us, on the other.

Additionally, we would be able to enter into a business combination with an interested stockholder if:

•

before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our certificate of incorporation, an “interested stockholder” generally does not include our Sponsors or any affiliate of either of our Sponsors or their respective direct and indirect transferees.

This provision of our certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

Undesignated Preferred Stock

As discussed above, subject to the terms of the Stockholders Agreement, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management.

Action by Written Consent; Special Meetings of Stockholders

Our certificate of incorporation provides that, from and after the Trigger Date, our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. The Trigger Date will occur as a result of this offering, and, therefore, following this offering, a holder controlling a majority of our common stock will not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. In addition, our certificate of incorporation provides that, from and after the Trigger Date, special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer or our board of directors. Following the Trigger Date, stockholders may not call a special meeting of stockholders, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our common stock to take any action, including the removal of directors.

Advance Notice Procedures

Our bylaws establish advance notice procedures with respect to stockholder proposals and stockholder nomination of candidates for election as directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Board Classification

Our certificate of incorporation provides for a board of directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors without cause following the Trigger Date could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Removal of Directors; Vacancies

From and after the Trigger Date, directors may only be removed for cause by the affirmative vote of at least two-thirds of the voting power of our outstanding Class A common stock. Prior to the Trigger Date, directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding Class A common stock. Except in the case of a vacancy arising with respect to a director designated by one of the Sponsors where such Sponsor continues to have a right of designation pursuant to the Stockholders Agreement, our board of directors has the sole power to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

No Cumulative Voting

Because our stockholders will not have cumulative voting rights, stockholders holding a majority of the voting power of the Class A common stock outstanding will be able to elect all of our directors. The absence of cumulative voting makes it more difficult for a minority stockholder to nominate and elect a director to our board of directors in order to influence our board of directors’ decision regarding a takeover or otherwise.

Amendment of Charter and Bylaw Provisions

Subject to the terms of the Stockholders Agreement, following the Trigger Date, the amendment of certain of the provisions of our certificate of incorporation described in this prospectus will require approval by holders of at least two-thirds of the voting power of our outstanding common stock. Subject to the terms of the Stockholders Agreement, our certificate of incorporation provides that our board of directors may from time to time adopt, amend, alter or repeal our bylaws without stockholder approval. Subject to the terms of the Stockholders Agreement, the stockholders may adopt, amend, alter or repeal our bylaws by the affirmative vote of a majority of the voting power of our outstanding common stock (other than certain specified bylaws which, following the Trigger Date, will require the affirmative vote of two-thirds of our outstanding common stock).

In addition, the Stockholders Agreement provides that, for so long as the Sponsors collectively own at least 30% of the outstanding shares of our common stock, certain significant corporate actions will require the prior written consent of each of the Sponsors, subject to certain exceptions. If either Sponsor owns less than 5% of the outstanding shares of our common stock, such action will not be subject to the approval of such Sponsor and the shares of common stock owned by such Sponsor will be excluded in calculating the 30% threshold. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

The combination of these provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for another party to effect a change in management.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management.

Corporate Opportunity

Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director, or other affiliate of the Sponsors will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to a Sponsor, as applicable, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to such Sponsor, as applicable. This provision may not be modified without the written consent of the Sponsors until such time as neither Ares nor OTPP owns any of our outstanding shares of common stock.

Choice of Forum

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director or officer or other employee to us or our stockholders; (iii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws (as they may be amended from time to time); (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine; (v) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws (including any right, obligation or remedy under our certificate of incorporation or our bylaws); and (vi) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. These provisions provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive-forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the forum provisions in our certificate of incorporation. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable.

Limitations of Liability, Indemnification and Advancement

Our certificate of incorporation and bylaws provide that we will indemnify and advance expenses to our directors and officers, and may indemnify and advance expenses to our employees and other agents, to the fullest extent permitted by Delaware law, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our certificate of incorporation and bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification and advancement of expenses required in our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of, and the advancement of expenses to, such persons for all reasonable expenses and liabilities, including attorneys’ fees, judgments, fines and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification or advancement by any director or officer.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class B common stock is Equiniti Trust Company. The transfer agent’s address is 1110 Centre Point Curve, Suite 101, Mendota Heights, MN 55120-4101, and its telephone number is 1-800-689-8788.

Listing

Our Class A common stock is listed on the NYSE under the symbol “AZEK”.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of Class A common stock in the public market, the availability of shares for future sale or the perception that such sales may occur, could adversely affect the market price of our Class A common stock and/or impair our ability to raise equity capital.

As of December 31, 2020, 154,740,814 shares of our Class A common stock and 100 shares of our Class B common stock were outstanding.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as defined in Rule 144 under the Securities Act, or Rule 144. The outstanding shares of our common stock held by existing stockholders are “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rule 144 or Rule 701 under the Securities Act, or Rule 701.

As a result of lock-up agreements described below and the provisions of Rules 144 and 701, shares of our common stock will be available for sale in the public market as follows:

•

88,762,436 shares of our Class A common stock will be eligible for immediate sale upon the completion of this offering (subject to any applicable vesting conditions in the case of restricted shares of our common stock); and

•

65,978,478 shares of Class A common stock and 100 shares of our Class B common stock, upon conversion into shares of Class A common stock, will be eligible for sale upon expiration of the lock-up agreements in connection with this offering, as described below, beginning 61 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rules 144 and 701.

We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of stock options and warrants, vesting of RSUs and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of ours who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale would be subject to the restrictions described above. Sales of restricted or unrestricted shares of our common stock by affiliates are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 1.5 million shares immediately following the completion of this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the holding period, notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701, subject to the expiration of the lock-up agreements described below.

Lock-Up Agreements

We, the selling stockholders and our directors and officers have agreed or will agree with the underwriters that, until 60 days after the date of this prospectus, we and they will not, without the prior written consent of Barclays Capital Inc. and BofA Securities, Inc. on behalf of the underwriters, offer, sell or transfer any of our shares of common stock or securities convertible into or exchangeable for our common stock, subject to certain exceptions. See “Underwriting—Lock-Up Agreements.”

The agreements do not contain any pre-established conditions to the waiver by Barclays Capital Inc. and BofA Securities, Inc. on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the Class A common stock, the liquidity of the trading market for the Class A common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

Registration Rights

Under the Registration Rights Agreement, subject to certain conditions, the Sponsors each have up to four “demand” registrations and unlimited demand registrations at any time we are eligible to register shares on

Form S-3. The Sponsors and certain members of our management also have customary “piggy-back” registration rights. The Registration Rights Agreement also provides that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act. Following completion of this offering, the shares covered by such registration rights would represent approximately 42.6% of our outstanding common stock (or approximately 40.9% of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full). These shares also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. For a description of the rights that the Sponsors and certain members of management will have to require us to register shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Class A common stock should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in, and disposition of, the Class A common stock.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of the Class A common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits will generally be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of your tax basis in our Class A common stock (and will reduce your basis in such Class A common stock), and, to the extent such portion exceeds your tax basis in our Class A common stock, the excess will be treated as gain from the taxable disposition of our common stock, the tax treatment of which is discussed below under “Sale or Other Disposition of Class A Common Stock.”

Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•

a valid IRS Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments; or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you do not timely furnish the required documentation, but you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the U.S. IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-U.S. person; and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Other Disposition of Class A Common Stock

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of Class A common stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States (and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis);

•

you are an individual, you hold Class A common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•

we are or have been a “U.S. real property holding corporation” (as described below) at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, you are not eligible for a treaty exemption, and either (i) our Class A common stock is not regularly traded on an established securities market during the calendar year in which the sale or disposition occurs or (ii) you owned or are deemed to have owned, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, more than 5% of our Class A common stock.

If you are a non-U.S. holder and the gain from the taxable disposition of shares of our Class A common stock is effectively connected with your conduct of a trade or business in the United States (and, if required by a tax treaty, the gain is attributable to a permanent establishment that you maintain in the United States), you will be subject to tax on the net gain derived from the sale at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are an individual non-U.S. holder described in the second bullet point immediately above, you will be subject to a flat 30% tax (unless an applicable income tax treaty provides otherwise) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States.

We will be a U.S. real property holding corporation at any time that the fair market value of our “U.S. real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a U.S. real property holding corporation.

FATCA Withholding

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act, or the FATCA, a 30% withholding tax, which we refer to as FATCA withholding, may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-US persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Payments of dividends that you receive in respect of Class A common stock could be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold Class A common stock through a non-US person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). You should consult your own tax advisors regarding the potential application of withholding under FATCA to your investment in our Class A common stock.

Federal Estate Taxes

Class A common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of Class A common stock effected at a U.S. office of a broker provided that either (i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of Class A common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

UNDERWRITING

Barclays Capital Inc., BofA Securities, Inc., Goldman Sachs & Co. LLC and Jefferies LLC are acting as representatives of the underwriters and book-running managers of this offering. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from the selling stockholders the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Jefferies LLC

Total	17,500,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the price to the public and the amount the underwriters pay to the selling stockholders for the shares.

Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We are not selling any shares of common stock in this offering, and will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $                 per share. If all the shares are not sold at the public offering price following this offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $1,842,407 (excluding underwriting discounts and commissions). We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $50,000.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 2,625,000 shares from such selling stockholders at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this section.

Lock-Up Agreements

In connection with this offering, we, all of our directors and executive officers and the Sponsors have agreed, pursuant to a lock-up agreement and subject to certain exceptions, that, for a period of 60 days after the date of this prospectus, subject to certain limited exceptions as described below, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc. and BofA Securities, Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell, purchase or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

The restrictions above do not apply to: (a) transactions relating to shares of common stock or other securities acquired in the open market after the completion of this offering, (b) bona fide gifts, sales or other dispositions of shares of any class of our capital stock, in each case that are made exclusively between and among a stockholder or members of a stockholder’s family, or affiliates of a stockholder, including its partners (if a partnership) or members (if a limited liability company); provided that it will be a condition to any transfer described in this clause (b) that (i) the transferee/donee agrees to be bound by the terms of the lock-up agreement to the same extent as if the transferee/donee were a party thereto, (ii) each party (donor, donee, transferor or transferee) will not be required by law to make, and will agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the 60-day period referred to above, and (iii) the stockholder notifies Barclays Capital Inc. and BofA Securities, Inc. at least two business days prior to the proposed transfer or disposition, (c) the exercise of warrants or the exercise of stock options granted pursuant to our stock option/incentive plans or otherwise outstanding on the date of this prospectus; provided, that the restrictions will apply to shares of common stock issued upon such exercise or conversion, (d) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1, which we refer to as a Rule 10b5-1 Plan, under the Exchange Act; provided, however, that no sales of common stock or securities convertible into, or exchangeable or exercisable for, common stock, will be made pursuant to such a Rule 10b5-1 Plan prior to the expiration of the lock-up period (as the same may be extended); provided further, that we are not required to report the establishment of such Rule 10b5-1 Plan in any public report or filing with the SEC under the Exchange Act during the lock-up period and do not otherwise voluntarily effect any such public filing or report regarding such Rule 10b5-1 Plan, (e) transferring our securities, including shares of our common stock, pursuant to any existing Rule 10b5-1 Plan that has been entered into prior to the date of the lock-up agreement, provided that if the signatory to the lock-up agreement is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock, any such report shall include a statement to the effect that such transfer is pursuant to an existing Rule 10b5-1 Plan and (f) any demands or requests for, exercise any right with respect to, or take any action in preparation of, the registration by us under the Securities Act of the stockholder’s shares of common stock, provided that no transfer of a stockholder’s shares of common stock registered pursuant to the exercise of any such right and no registration statement will be filed under the Securities Act with respect to any of the stockholder’s shares of common stock during the lock-up period.

Barclays Capital Inc. and BofA Securities, Inc., together in their sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and BofA Securities, Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to our officers or directors, Barclays Capital Inc. and BofA Securities, Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when our common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the NYSE

Our Class A common stock is listed on the NYSE under the symbol “AZEK”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Discretionary Sales

The underwriters have informed us that they do not expect to sell more than 5% of our common stock in the aggregate to accounts over which they exercise discretionary authority.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates (or other financial instruments, including bank loans), including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of shares of common stock by it will be made on the same terms.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no common stock has been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to legal entities which are qualified investors as defined under the Prospectus Regulation;

•

by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision the expression an “offer of common stock to the public” in relation to any common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre (“DIFC”), this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Hong Kong

The common stock has not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The common stock has not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the ‘‘SFA’’)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our shares under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b)	where no consideration is or will be given for the transfer;

c)	where the transfer is by operation of law;

d)	as specified in Section 276(7) of the SFA; or

e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common stock.

VALIDITY OF CLASS A COMMON STOCK

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Sullivan & Cromwell LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, D.C.

EXPERTS

The financial statements as of September 30, 2020 and September 30, 2019 and for each of the three years in the period ended September 30, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part thereof. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are also required to file annual, quarterly and current reports, proxy statements and other information with SEC. These reports, proxy statements and other information are available on the website of the SEC referred to above.

We also maintain a website at www.azekco.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of The Azek Company Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Azek Company Inc. and its subsidiaries (the “Company”) as of September 30, 2020 and 2019, and the related consolidated statements of comprehensive income (loss), of stockholders’ equity and of cash flows for each of the three years in the period ended September 30, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

December 4, 2020

We have served as the Company or its predecessor’s auditor since 2010

The AZEK Company Inc.

Consolidated Balance Sheets

(In thousands of U.S. dollars, except for share and per share amounts)

	As of September 30,
	2020	2019
ASSETS:
Current assets:
Cash and cash equivalents	$215,012	$105,947
Trade receivables, net of allowances	70,886	52,623
Inventories	130,070	115,391
Prepaid expenses	8,367	6,037
Other current assets	360	10,592

Total current assets	424,695	290,590
Property, plant and equipment, net	261,774	208,694
Goodwill	951,390	944,298
Intangible assets, net	292,374	342,418
Other assets	1,623	2,263

Total assets	$1,931,856	$1,788,263

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$42,059	$47,479
Accrued rebates	30,362	22,733
Accrued interest	1,103	13,578
Current portion of long-term debt obligations	—	8,304
Accrued expenses and other liabilities	50,516	47,903

Total current liabilities	124,040	139,997
Deferred income taxes	21,260	34,003
Finance lease obligations—less current portion	10,910	11,181
Long-term debt—less current portion	462,982	1,103,313
Other non-current liabilities	8,776	9,746

Total liabilities	$627,968	$1,298,240
Commitments and contingencies (Note 17)
Stockholders’ equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized and no shares issued and outstanding at September 30, 2020 and September 30, 2019, respectively	—	—
Class A common stock, $0.001 par value; 1,100,000,000 shares authorized, 154,637,240 shares issued and outstanding at September 30, 2020, and 75,093,778 issued and outstanding at September 30, 2019	155	75
Class B common stock, $0.001 par value; 100,000,000 shares authorized, 100 shares issued and outstanding at September 30, 2020, and 33,068,963 issued and outstanding at September 30, 2019	—	33
Additional paid-in capital	1,587,208	652,493
Accumulated deficit	(283,475)	(162,578)

Total stockholders’ equity	1,303,888	490,023

Total liabilities and stockholders’ equity	$1,931,856	$1,788,263

The accompanying notes are an integral part of these Consolidated Financial Statements.

The AZEK Company Inc.

Consolidated Statements of Comprehensive Income (Loss)

(In thousands of U.S. dollars, except for share and per share amounts)

	Years Ended September 30,
	2020	2019	2018
Net sales	$899,259	$794,203	$681,805
Cost of sales	603,209	541,006	479,769

Gross profit	296,050	253,197	202,036
Selling, general and administrative expenses	308,275	183,572	144,688
Other general expenses	8,616	9,076	4,182
Loss on disposal of plant, property and equipment	904	1,495	791

Operating income (loss)	(21,745)	59,054	52,375

Other expenses:
Interest expense	71,179	83,205	68,742
Loss on extinguishment of debt	37,587	—	—

Total other expenses	108,766	83,205	68,742

Income (loss) before income taxes	(130,511)	(24,151)	(16,367)
Income tax expense (benefit)	(8,278)	(3,955)	(23,112)

Net income (loss)	$(122,233)	$(20,196)	$6,745

Net income (loss) per common share:
Basic and Diluted	$(1.01)	$(0.19)	$0.06

Comprehensive income (loss)	$(122,233)	$(20,196)	$6,745

Weighted average shares used in calculating net income (loss) per common share:
Basic and Diluted	120,775,717	108,162,741	108,162,741

The accompanying notes are an integral part of these Consolidated Financial Statements.

The AZEK Company Inc.

Consolidated Statements of Stockholders’ Equity

(In thousands of U.S. dollars, except for share amounts)

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance—September 30, 2017	75,093,778	$75	33,068,963	$33	$605,586	$(149,321)	$456,373
Net income (loss)	—	—	—	—	—	6,745	6,745
Member contributions prior to initial public offering	—	—	—	—	40,000	—	40,000
Non-cash contributions prior to initial public offering	—	—	—	—	2,475	—	2,475
Member redemptions prior to initial public offering	—	—	—	—	(2,694)	—	(2,694)
Stock-based compensation	—	—	—	—	2,654	—	2,654

Balance—September 30, 2018	75,093,778	$75	33,068,963	$33	$648,021	$(142,576)	$505,553

Adoption of ASU 2014-09	—	—	—	—	—	194	194
Net income (loss)	—	—	—	—	—	(20,196)	(20,196)
Member contributions prior to initial public offering	—	—	—	—	1,311	—	1,311
Member redemptions prior to initial public offering	—	—	—	—	(101)	—	(101)
Stock-based compensation	—	—	—	—	3,262	—	3,262

Balance—September 30, 2019	75,093,778	$75	33,068,963	$33	$652,493	$(162,578)	$490,023

Adoption of ASU 2016-16	—	—	—	—	—	1,336	1,336
Net income (loss)	—	—	—	—	—	(122,233)	(122,233)
Member contributions prior to initial public offering	—	—	—	—	1,500	—	1,500
Member redemptions prior to initial public offering	—	—	—	—	(3,553)	—	(3,553)
Conversion of profits interests into common shares	8,235,299	9	—	—	(9)	—	—
Net proceeds from initial public offering	38,237,500	38	—	—	819,652	—	819,690
Conversion of Class B common stock into Class A common stock	33,068,863	33	(33,068,863)	(33)	—	—	—
Exercise of vested stock options	1,800	—	—	—	41	—	41
Stock-based compensation	—	—	—	—	117,084	—	117,084

Balance—September 30, 2020	154,637,240	$155	100	$—	$1,587,208	$(283,475)	$1,303,888

The accompanying notes are an integral part of these Consolidated Financial Statements.

The AZEK Company Inc.

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

	Years Ended September 30,
	2020	2019	2018
Operating activities:
Net income (loss)	$(122,233)	$(20,196)	$6,745
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:
Depreciation expense	44,637	33,703	26,293
Amortization expense	55,144	60,226	51,372
Non-cash interest expense	6,994	3,986	3,339
Deferred income tax benefit	(10,110)	(5,321)	(24,125)
Non-cash compensation expense	117,084	4,564	3,542
Fair value adjustment for contingent consideration	—	53	(1,810)
Loss on disposition of property, plant and equipment	904	1,495	791
Bad debt provision	512	383	176
Loss on extinguishment of debt	37,587	—	—
Changes in operating assets and liabilities:
Trade receivables	(17,656)	(9,015)	2,211
Inventories	(12,146)	(4,492)	953
Prepaid expenses and other current assets	1,035	(4,550)	3,460
Accounts payable	(4,361)	11,679	4,398
Accrued expenses and interest	2,664	20,376	(12,839)
Other assets and liabilities	(1,694)	1,981	2,796

Net cash provided by (used in) operating activities	98,361	94,872	67,302

Investing activities:
Purchases of property, plant and equipment	(95,594)	(63,006)	(42,758)
Proceeds from sale of property, plant and equipment	253	71	60
Acquisitions, net of cash acquired	(18,453)	—	(292,984)

Net cash provided by (used in) investing activities	(113,794)	(62,935)	(335,682)

Financing activities:
Proceeds from initial public offering, net of related costs	820,467	—	—
Proceeds from 2025 Senior Notes	346,500	—	—
Redemption of 2021 and 2025 Senior Notes	(665,000)	—	—
Payments of debt extinguishment costs related to 2021 and 2025 Senior Notes	(24,938)	—	—
Proceeds under Revolving Credit Facility	129,000	40,000	30,000
Payments under Revolving Credit Facility	(129,000)	(40,000)	(30,000)
Proceeds from long-term debt	—	—	224,438
Payments on long-term debt obligations	(341,958)	(8,304)	(7,167)
Payments of financing fees related to Term Loan Agreement	—	—	(5,179)
Payments of debt issuance costs related to 2025 Senior Notes	(7,754)	—	—
Proceeds (repayments) of finance lease obligations	(807)	1,405	(656)
Payments of Ultralox contingent consideration	—	(2,000)	—
Payments of initial public offering related costs	—	(584)	—
Redemption of capital contributions prior to initial public offering	(3,553)	(101)	(2,694)
Capital contributions prior to initial public offering	1,500	1,311	40,000
Exercise of vested stock options	41	—	—

Net cash provided by (used in) financing activities	124,498	(8,273)	248,742

Net increase (decrease) in cash and cash equivalents	109,065	23,664	(19,638)
Cash and cash equivalents at beginning of period	105,947	82,283	101,921

Cash and cash equivalents at end of period	$215,012	$105,947	$82,283

Supplemental cash flow disclosure:
Cash paid for interest, net of amounts capitalized	$76,670	$78,807	$65,050
Cash paid for income taxes, net	1,376	1,252	622
Supplemental non-cash investing and financing disclosure:
Capital expenditures in accounts payable at end of period	$2,089	$3,674	$4,983
Property, plant and equipment acquired under finance lease obligations	966	1,637	7,045
Non-cash equity contribution	—	—	2,475

The accompanying notes are an integral part of these Consolidated Financial Statements.

The AZEK Company Inc.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, unless otherwise specified)

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Organization

The AZEK Company Inc. (the “Company”) is a Delaware corporation that holds all of the limited liability company interests in CPG International LLC, the entity which directly and indirectly holds all of the equity interests in the operating subsidiaries. The Company is a leading manufacturer of premium, low-maintenance building products for residential, commercial and industrial markets. The Company’s products include trim, decking, porch, moulding, railing, pavers, bathroom and locker systems, as well as extruded plastic sheet products and other non-fabricated products for special applications in industrial markets. The Company operates in various locations throughout the United States. AZEK is a brand name for residential products while the commercial products are branded under the brand names Celtec, Playboard, Seaboard, Flametec, Designboard, Cortec, Sanatec, Scranton Products, Aria Partitions, Eclipse Partitions, Hiny Hiders, Tufftec Lockers and Duralife Lockers.

Initial Public Offering

On June 16, 2020, the Company completed its initial public offering (the “IPO”) of its Class A common stock, in which it sold 38,237,500 shares, including 4,987,500 shares pursuant to the underwriters’ over-allotment option. The shares began trading on the New York Stock Exchange on June 12, 2020 under the symbol “AZEK”. The shares were sold at an IPO price of $23.00 per share for net proceeds to the Company of approximately $819.7 million, after deducting underwriting discounts and commissions of $50.6 million and offering expenses of approximately $9.2 million payable by the Company. In addition, the Company used its net proceeds to redeem $350.0 million in aggregate principal of its then-outstanding 2025 Senior Notes, $70.0 million of its then-outstanding principal amount under the Revolving Credit Facility and effected a $337.7 million prepayment of its then-outstanding principal amount under the Term Loan Agreement. Refer to Note 8 for additional information.

In conjunction with the Company’s conversion from a limited liability company into a corporation (the “Corporate Conversion”) prior to the closing of the IPO, the Company effected a unit split of its then-outstanding limited liability company unit and then converted the units on a one-to-one basis into shares of capital stock of the Company, including shares of Class A common stock and Class B common stock. In connection with the closing of the IPO, the Company issued additional shares of its Class A common stock, options to purchase shares of Class A common stock and certain other equity awards to its indirect equity holders prior to the IPO and certain of its officers and employees. All share and per share information presented in the Consolidated Financial Statements has been retroactively adjusted for all periods presented for the effects of the unit split converted to stock. Refer to Note 12 and 13 for additional information.

Secondary Offering

On September 15, 2020, the Company completed an offering of 28,750,000 shares of Class A common stock, par value $0.001 per share, including the exercise in full by the underwriters of their option to purchase up to 3,750,000 additional shares of Class A common stock, at a public offering price of $33.25 per share. The shares were sold by certain stockholders of the Company (the “Selling Stockholders”). The Company did not receive any of the proceeds from the sale of the shares by the Selling Stockholders. The estimated offering expenses of approximately $1.4 million is payable by the Company and recorded in “Other general expenses” within the Consolidated Statements of Comprehensive Income (Loss). Immediately subsequent to the closing of the secondary offering, Class B common stockholders converted 33,068,863 shares of Class B common stock into Class A common stock. In addition, the secondary offering triggered a change in performance criteria, in which certain performance-vested restricted stock awards and stock options vested as a result of the secondary offering. Refer to Note 12 and 13 for additional information.

b.	Summary of Significant Accounting Policies

Basis of Presentation

The Company operates on a fiscal year ending September 30. The accompanying Consolidated Financial Statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Consolidated Financial Statements include the assets, liabilities and results of operations of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Certain reclassifications have been made to prior year financial statements to conform to classifications used in the current year. These reclassifications had no impact on net loss, stockholders’ equity or cash flows as previously reported.

The Company’s financial condition and results of operations are being, and are expected to continue to be affected by the current COVID-19 public health pandemic. The economic effects of the COVID-19 pandemic will likely continue to affect demand for the Company’s products in the foreseeable future. Although management has implemented measures to mitigate any impact of the COVID-19 pandemic on the Company’s business, financial condition and results of operations, these measures may not fully mitigate the impact of the COVID-19 pandemic on the Company’s business, financial condition and results of operations. Management cannot predict the degree to, or the period over, which the Company will be affected by the COVID-19 pandemic and resulting governmental and other measures.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates include revenue recognition, reserves for excess inventory, inventory obsolescence, product warranties, customer rebates, stock-based compensation, litigation, income taxes, contingent consideration, goodwill and intangible asset valuation and accounting for long-lived assets. Management’s estimates and assumptions are evaluated on an ongoing basis and are based on historical experience, current conditions and available information. Actual results may differ from estimated amounts. Estimates are revised as additional information becomes available.

Seasonality

Although the Company generally has demand for its products throughout the year, its sales have historically experienced some seasonality. The Company has typically experienced higher levels of sales of its residential products in the second fiscal quarter of the year as a result of its “early buy” sales, which encourages dealers to stock its residential products. The Company has generally experienced lower levels of sales of residential products in the first fiscal quarter due to adverse weather conditions in certain markets during the winter season. Although its products can be installed year-round, weather conditions can impact the timing of the sales of certain products. In addition, the Company has experienced higher levels of sales of its bathroom partition products and its locker products during the second half of its fiscal year, which includes the summer months when schools are typically closed and therefore are more likely to undergo remodel activities.

Change in Accounting Principle—Revenue Recognition

The Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (referred to herein as “Accounting Standards

Codification (“ASC”) 606”, “ASC 606” or “Topic 606”) in May 2014. The standard includes a five-step model for contracts with customers as follows:

•	Identify the contract with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price, which is the total consideration provided by the customer;

•	Allocate the transaction price among the separate performance obligations within the contract; and

•	Recognize revenue when the performance obligations are satisfied.

On October 1, 2018, the Company early adopted ASC 606, using the modified retrospective method with an adjustment to the opening balance of equity of $0.2 million, due to the cumulative impact of adopting Topic 606. The adoption of ASC 606 did not have a material impact on the Consolidated Financial Statements, and the Company did not restate comparative period amounts. Therefore, the comparative information for fiscal year 2018 continues to be reported under ASC 605, Revenue Recognition.

The Company sells its products to residential and commercial markets. The Company’s Residential segment principally generates revenue from the manufacture and sale of its premium, low-maintenance composite decking, railing, trim, moulding, pavers products and accessories. The Company’s Commercial segment generates revenue from the sale of its partition and locker systems along with plastic sheeting and other non-fabricated products for special applications in industrial markets.

The Company recognizes revenues when control of the promised goods is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods, at a point in time, when shipping occurs. Each product the Company transfers to the customer is considered one performance obligation. The Company has elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, the Company does not consider shipping and handling activities as promised services to its customers. Shipping and handling costs billed to customers are recorded in net sales. The Company records all shipping and handling costs as “Cost of sales”.

Customer contracts are typically fixed price and short-term in nature. The transaction price is based on the product specifications and is determined at the time of order. The Company does not engage in contracts greater than one year, and therefore does not have any incremental costs capitalized as of September 30, 2020 or September 30, 2019. The Company may offer various sales incentive programs throughout the year. It estimates the amount of sales incentive to allocate to each performance obligation, or product shipped, using the most-likely-amount method of estimation, based on sales to the direct customer or sell-through customer. The estimate is updated each reporting period and any changes are allocated to the performance obligations on the same basis as at inception. Changes in estimate allocated to a previously satisfied performance obligation are recognized as part of net revenue in the period in which the change occurs under the cumulative catch-up method. In addition to sales incentive programs, the Company may offer a payment discount, if payments are received within 30 days. The Company estimates the payment discount that it believes will be taken by the customer based on prior history and using the most-likely-amount method of estimation. The Company believes the most-likely-amount method best predicts the amount of consideration to which it will be entitled. The payment discounts are also reflected as part of net revenue. The total amount of incentives were $63.1 million, $50.8 million and $42.4 million for the years ended September 30, 2020, 2019 and 2018, respectively.

The Company records deferred revenue when cash payments are received or due in advance of the Company’s performance.

Change in Accounting Principle—Measurement Date for Conducting Annual Goodwill Impairment Test

During fiscal year 2019, the Company changed the annual impairment assessment date as a result of management’s improvements to the budgeting process to August 1st from September 30th. This change was determined to be immaterial to the financial statements.

Earnings Per Share

Basic net income per common share is computed based on the weighted average number of common shares outstanding. Potentially dilutive shares are included in the diluted per-share calculations using the treasury stock method for the periods in fiscal year 2020 when the effect of their inclusion is dilutive. As the Company did not have shares outstanding prior to its IPO in June 2020, the Company did not have dilutive shares during fiscal year 2019. Refer to Note 15 for additional information.

Advertising Costs

Advertising costs primarily relate to trade publication advertisements, cooperative advertising, product brochures and samples. Such costs are expensed as incurred and are included in “Selling, general and administrative expenses” within the Consolidated Statements of Comprehensive Income (Loss). Total advertising expenses were approximately $33.2 million, $41.7 million and $31.7 million for the years ended September 30, 2020, 2019 and 2018, respectively.

Research and Development Costs

Research and development costs primarily relate to new product development, product claims support and manufacturing process improvements. Such costs are expensed as incurred and are included in “Selling, general and administrative expenses” within the Consolidated Statements of Comprehensive Income (Loss). Total research and development expenses were approximately $7.7 million, $8.0 million, and $6.5 million, for the years ended September 30, 2020, 2019 and 2018, respectively.

Cash and Cash Equivalents

The Company considers cash and highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates or equals fair value due to their short-term nature.

Concentrations and Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. As of September 30, 2020, cash and cash equivalents were maintained at major financial institutions in the United States, and current deposits are in excess of insured limits. The Company believes these institutions have sufficient assets and liquidity to conduct their operations in the ordinary course of business with little or no credit risk to the Company. The Company has not experienced any losses in such accounts.

Sales to certain Residential segment distributors accounted for 10% or more of the Company’s total net sales in 2020, 2019 and 2018 were as follows:

	Years Ended September 30,
	2020	2019	2018
Distributor A	20.3%	19.8%	21.2%

At September 30, 2020, three customers accounted for 10% or more of gross trade receivables; Customer A was 13.1%, Customer B was 12.6% and Customer C was 11.9%. At September 30, 2019, no customers accounted for 10% or more of gross trade receivables.

For each year ended September 30, 2020, 2019 and 2018, approximately 10%, 17% and 14%, respectively, of the Company’s materials purchases were purchased from its largest supplier.

Allowance for Doubtful Accounts

The Company routinely assesses the financial strength of its customers and believes that its trade receivables credit risk exposure is limited. An allowance for doubtful accounts is provided for known and anticipated credit losses and disputed amounts, as determined by management in the course of regularly evaluating individual customer receivables. This evaluation takes into consideration a customer’s financial condition and credit history, as well as current economic conditions. Amounts are written-off if and when they are determined to be uncollectible.

Inventories

Inventories (mainly petrochemical resin in raw materials and finished goods), are valued at the lower of cost or net realizable value and are reduced for slow-moving and obsolete inventory. Management assesses the need for, and the amount of, obsolescence write-down based on customer demand of the item, the quantity of the item on hand and the length of time the item has been in inventory. Further, management also considers net realizable value in assessing inventory balances.

Inventory costs include those costs directly attributable to products, including all manufacturing overhead but excluding costs to distribute. The inventories cost is recorded at standard cost, which approximates actual cost, on the first-in first-out basis (“FIFO”).

Vendor Rebates

Certain vendor rebates and incentives are earned by the Company only when specified levels of periodic purchases are achieved. These vendor rebates are recognized based on a systematic and rational allocation of the cash consideration offered in respect of each of the underlying transactions, provided the amounts are probable and reasonably estimable. The Company records the incentives as a reduction in the cost of inventory. The Company records such incentives during interim periods based on actual results achieved on a year-to-date basis and its expectation that purchase levels will be obtained to earn the rebate.

Customer Rebates

The Company offers rebates to customers based on total amounts purchased by each customer during each calendar year. The Company provides for the estimated cost of rebates at the time revenue is recognized based on rebate program rates and anticipated sales to each customer eligible for rebates and other available information. Management reviews and adjusts these estimates, if necessary, based on the differences between actual experience and historical estimates. Refer to Note 2 for additional information.

Product Warranties

The Company provides product assurance warranties of various lengths and terms to certain customers based on standard terms and conditions. The Company provides for the estimated cost of warranties at the time revenue is recognized based on management’s judgment, considering such factors as cost per claim, historical experience, anticipated rates of claims, and other available information. Management reviews and adjusts these estimates, if necessary, based on the differences between actual experience and historical estimates. Refer to Note 9 for additional information.

Property, Plant and Equipment, Net

Property, plant and equipment (“PP&E”) is recorded at cost, net of accumulated depreciation. Major additions and betterments are capitalized while repair and/or maintenance expenses are charged to operations when incurred. Construction in progress is also recorded at cost and includes capitalized interest, if material.

Depreciation for financial reporting purposes is computed using the straight-line method over the following estimated useful lives of the assets:

Land improvements	10 years
Building and improvements	7-40 years
Manufacturing equipment	1-15 years
Office furniture and equipment	3-12 years
Vehicles	5 years
Computer equipment	3-7 years

Leasehold improvements are recorded at cost and depreciated over the standard life of the type of asset or the remaining life of the lease, whichever is shorter. Equipment held under capital leases is stated at the lower of the fair value of the asset or the net present value of the future minimum lease payments at the inception of the lease. For equipment held under capital leases, depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the leased assets or the related lease term and is included within depreciation expense.

PP&E is evaluated for impairment at the asset group level. If a triggering event suggests that a potential impairment has occurred, recoverability of these assets is assessed by evaluating whether or not future estimated undiscounted net cash flows are less than the carrying amount of the assets. If the estimated cash flows are less than the carrying amount, the assets are written down to their fair value through an impairment loss recognized as a non-cash component of “Operating income (loss)” within the Consolidated Statements of Comprehensive Income (Loss). The Company did not record an impairment charge for the years ended September 30, 2020, 2019 or 2018.

During the year ended September 30, 2020, the Company recognized a $0.9 million loss on disposal of fixed assets in the ordinary course of business, $1.0 million loss related to assets in the Residential segment and $0.1 million gain related to assets in the Commercial segment. During the year ended September 30, 2019, the Company recognized a $1.5 million loss on disposal of fixed assets, $1.2 million related to corporate assets and $0.3 million related to assets in the Residential segment. During the year ended September 30, 2018, the Residential segment recognized a $0.8 million loss on disposal of fixed assets in the ordinary course of business. These losses are classified as “Loss on disposal of property, plant and equipment” in a separate caption within the Consolidated Statements of Comprehensive Income (Loss) within “Operating income (loss)”.

Build-to-Suit Leases

The Company establishes assets and liabilities for the fair value of the building and estimated construction costs incurred under lease arrangements when it is considered the owner (for accounting purposes only), or build-to-suit leases, to the extent it is involved in the construction of structural improvements or takes on construction risk. Upon completion of construction of facilities under build-to-suit leases, the Company assesses whether these arrangements qualify for sales recognition under the sale-leaseback accounting guidance, and if so, the leased facility and financing obligation are removed from the balance sheet. If the Company does not qualify for sale-leaseback accounting, then the facility is accounted for as a financing obligation. Refer to Note 17 for additional information.

Deferred Financing Costs, Net

The Company has recorded deferred financing costs incurred in conjunction with its debt obligations. The Company amortizes debt issuance costs over the remaining life of the related debt using the straight-line method for the Revolving Credit Facility and the effective interest method for other debt. Deferred financing costs, net of accumulated amortization, are presented as “Other assets” (non-current) in the Consolidated Balance Sheets, insofar as they relate to the Revolving Credit Facility. Deferred financing costs related to the Term Loan Agreement and the Senior Notes are recorded as a reduction of “Long-term debt – less current portion” in the Consolidated Balance Sheets. Refer to Note 8 for additional information.

Goodwill

The Company accounts for goodwill as the excess of the purchase price over the net amount of identifiable assets acquired and liabilities assumed in a business combination measured at fair value. The Company assigns goodwill to four reporting units based on which reporting unit is expected to benefit from the business combination as of the acquisition date. Goodwill is not subject to amortization; rather, the Company tests goodwill for impairment annually during the fourth fiscal quarter ended September 30 and whenever events occur or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of the reporting units by first assessing qualitative factors to see if further testing of goodwill is required. If the Company concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying amount based on the qualitative assessment, then a quantitative test is required. The Company may also choose to bypass the qualitative assessment and perform the quantitative test.

If the estimated fair value of a reporting unit exceeds the carrying value, the Company considers that goodwill is not impaired. If the carrying value exceeds estimated fair value, there is an impairment of goodwill and an impairment loss is recorded. The Company calculates the impairment loss by comparing the fair value of the reporting unit less the carrying amount, including goodwill. Goodwill impairment would be limited to the carrying value of the goodwill.

In performing the quantitative test, the Company measures the fair value of the reporting units to which goodwill is allocated using an income-based approach, a generally accepted valuation methodology, and relevant data available through and as of August 1, for the years ended September 30, 2020 and 2019, respectively, and through and as of September 30, for the year ended September 30, 2018. Under the income approach, fair value is determined using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. The key estimates and factors used in this approach include, but are not limited to, revenue growth rates and profit margins based on internal Company forecasts, discount rates, perpetuity growth rates, future capital expenditures, and working capital requirements, among others, and a review of comparable market multiples for the industry segment as well as historical operating trends for the Company.

The Company completed the annual goodwill impairment tests as of August 1, 2020 and 2019, and as of September 30, 2018, using a quantitative assessment approach. As a result of these respective annual assessments, the Company noted that the fair value of each reporting unit was determined to be in excess of the carrying value and as such, there were no impairment charges for the years ended September 30, 2020, 2019 or 2018. Refer to Note 6 for additional information.

Intangible Assets, Net

Amortizable intangible assets include proprietary knowledge, trademarks, customer relationships and other intangible assets. The Company does not have any indefinite lived intangible assets other than goodwill. The intangible assets are being amortized on an accelerated basis using the sum of the years’ digits method over their estimated useful lives, which range from 3 to 20 years, reflecting the pattern in which the economic benefits are consumed or otherwise used up. The Company evaluates whether events or circumstances have occurred that warrant a revision to the remaining useful lives of intangible assets. In cases where a revision is deemed appropriate, the remaining carrying amounts of the intangible assets are amortized over the revised remaining useful lives.

The Company evaluates amortizable intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable.

If a triggering event suggests that a potential impairment has occurred, recoverability of these assets is assessed by evaluating the probability that future estimated undiscounted net cash flows will be less than the carrying amount of the long-lived assets. If the estimated cash flows are less than the carrying amount of the long-lived assets, the assets are written down to their fair value through an impairment loss recognized as a non-cash component of “Operating income (loss)”. The Company did not record an impairment charge for the years ended September 30, 2020, 2019 or 2018. Refer to Note 6 for additional information.

Stock-Based Compensation

The Company determines the expense for all employee stock-based compensation awards by estimating their fair value and recognizing such value as an expense, on a straight-line, ratable or cliff basis, depending on the award, in the Consolidated Financial Statements over the requisite service period in which employees earn the awards. The Company estimates the fair value of performance-based awards granted to employees using the Monte Carlo pricing model and for service-based awards granted to employees using the Black Scholes pricing model. The fair value of performance-based awards that are expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period. The fair value of service-based awards that are expected to vest is recognized as compensation expense on either (1) straight-line basis, (2) a ratable vesting basis or (3) a cliff vesting basis. The Company accounts for forfeitures as they occur.

To determine the fair value of a stock-based award using the Monte Carlo and Black Scholes models, the Company makes assumptions regarding the risk-free interest rate, expected future volatility, expected dividend yield and performance period. The risk-free rate is based on the U.S. treasury yield curve in effect at the time of grant. The Company estimates the expected volatility of the share price by reviewing the estimated post-IPO volatility levels of its common stock in conjunction with the historical volatility levels of public companies that operate in similar industries or are similar in terms of stage of development or size and then projecting this information toward its future expected volatility. The Company exercises judgment in selecting these companies, as well as in evaluating the available historical and implied volatility for these companies. Dividend yield is determined based on the Company’s future plans to pay dividends. The Company calculates the performance period based on the specific market condition to be achieved and derived from estimates of future performance. The Company calculates the expected term in years for each stock option using a simplified method based on the average of each option’s vesting term and original contractual term. The simplified method is used due to the lack of sufficient historical data available to provide a reasonable basis upon which to estimate the expected term of each stock option. Concurrently with the closing of the IPO, the Company granted to certain of its directors, officers and employees restricted stock awards, restricted stock units and stock options, each of which vest upon the satisfaction of a service condition or a performance condition.

Refer to Note 13 for additional information.

Estimated Fair Value of Financial Instruments

The carrying amounts for the Company’s financial instruments classified as current assets and liabilities, including cash and cash equivalents, trade accounts receivable and accrued expenses and accounts payable, approximate fair value due to their short maturities.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Refer to Note 10 for additional information.

Income Taxes

Income taxes are provided on income reported for financial statement purposes, adjusted for permanent differences between financial statement reporting and income tax regulations. A valuation allowance is established whenever management believes that it is more likely than not that deferred tax assets may not be realizable. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the deferred tax assets or liabilities are expected to be realized or settled.

The realization of the net deferred tax assets is primarily dependent on estimated future taxable income. A change in the Company’s estimate of future taxable income may require an increase or decrease in the valuation allowance.

A liability for uncertain tax positions is recorded whenever management believes it is not more-likely than-not the position will be sustained on examination based solely on its technical merits. Interest and penalties related to underpayment of income taxes are classified as income tax expense. It is inherently difficult and subjective to estimate such amounts, as the Company has to determine the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, voluntary settlements and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

On December 22, 2017, the President of the United States signed and enacted comprehensive tax legislation into law in the form of H.R. 1, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). Except for certain provisions, the Tax Act is effective for tax years beginning on or after January 1, 2018. As a fiscal year U.S. taxpayer, the majority of the provisions applied to the Company’s fiscal year 2019, such as new limitations on certain business deductions, including the limitation on the Company’s interest expense deduction. For fiscal year 2018 and effective in the three months ended December 31, 2017, the most significant impact included: lowering of the U.S. federal corporate income tax rate and remeasuring the Company’s deferred tax assets and liabilities. The phase in of the lower federal income tax rate resulted in a blended rate of 24.5% for fiscal year 2018, as compared to the previous rate of 35%. The federal income tax rate was reduced to 21% in subsequent fiscal years. Because the Company has net operating loss carry-forwards and was not expected to owe federal tax in its fiscal year 2018 tax return, the remeasurement of deferred taxes recognized for the period was calculated using the future federal tax rate of 21%. During the year ended September 30, 2018, the Company recorded a $22.5 million net income tax benefit for the remeasurement of its deferred tax assets and liabilities. The Company’s effective tax rate was significantly impacted by the recognition of this remeasurement. Refer to Note 16 for further information regarding the impact of this legislation.

Recently Adopted Accounting Pronouncements

Under the Jumpstart Our Business Startups (“JOBS”) Act, the Company qualifies as an emerging growth company (“EGC”) and as such, has elected not to opt out of the extended transition period for complying with new or revised accounting pronouncements. During the extended transition period, the Company is not subject to new or revised accounting standards applicable to public companies. The accounting pronouncements pending adoption below reflect effective dates for the Company as an EGC with the extended transition period.

On October 1, 2017, the Company adopted Accounting Standards Update (“ASU”) ASU No. 2015-11, Inventory—Simplifying the Measurement of Inventory. The update requires that inventory be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The adoption of this amendment did not have a material impact on the Company’s Consolidated Financial Statements.

On October 1, 2017, the Company adopted ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The update clarifies the classification of certain cash receipts and payments in the statement of cash flows. The application of the new guidance required reclassification of certain cash flows within operating activities to investing and financing activities in the consolidated statements of cash flows. The adoption of this standard did not have a material impact on the Company’s Consolidated Financial Statements.

On October 1, 2018, the Company early adopted ASU No. 2014-09, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The update supersedes most current revenue recognition guidance. Under the new standard, entities are required to identify the contract with a customer; identify the separate performance obligations in the contract; determine the transaction price; allocate the transaction price to the separate performance obligations in the contract; and recognize the appropriate amount of revenue when (or as) the entity satisfies each performance obligation. The adoption of this standard did not have a material impact on the Company’s Consolidated Financial Statements. Refer to Note 2 for additional information.

On October 1, 2019, the Company adopted ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other Than Inventory. The standard amends several aspects of the tax accounting and recognition timing for intra-company transfers. The Company adopted the standard using a modified retrospective approach, with an adjustment to the beginning retained earnings of approximately $1.3 million, due to the cumulative impact of adopting the standard. The adoption of this standard did not have a material impact on the Company’s Consolidated Financial Statements. Refer to Note 16 for additional information.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842), and issued subsequent amendments to the initial guidance in September 2017 within ASU No. 2017-13, in January 2018 within ASU No. 2018-01, in July 2018 within ASU Nos. 2018-10 and 2018-11, in December 2018 within ASU No. 2018-20, in March 2019 within ASU No. 2019-01, in November 2019 within ASU No. 2019-10 and in June 2020 within ASU No. 2020-05. This standard requires lessees to present right-of-use assets and lease liabilities on the balance sheet. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2018. This standard is effective for the Company as an EGC for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. Assuming the Company remains an EGC, the Company intends to adopt the updated standard during its fiscal year beginning October 1, 2022 and for interim periods within that fiscal year. This standard provides the option to adopt through a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, instead of applying the new guidance retrospectively for each prior reporting period presented. The Company is currently evaluating the impact these ASU’s adoption will have on its Consolidated Financial Statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), and issued subsequent amendments to the initial guidance in May 2019 within ASU No. 2019-05 and in November 2019 within ASU Nos. 2019-10 and 2019-11. This standard sets forth an expected credit loss model which requires the measurement of expected credit losses for financial instruments based on historical experience, current conditions and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost, and certain off-balance sheet credit exposures. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. This standard is effective for the Company as an EGC for fiscal years beginning after December 15, 2022 including interim periods within those fiscal years. Early adoption is permitted, and the standard is adopted using a modified retrospective transition method through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is currently evaluating the impact the adoption of this standard will have on its Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends Topic 820, Fair Value Measurement. This standard modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. For all entities, this standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods within those fiscal years. The Company intends to adopt the updated standard during its fiscal year beginning October 1, 2020 and for interim periods within fiscal years beginning in that fiscal year. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company is currently evaluating the impact the adoption of this standard will have on its Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The amendments in this ASU are effective for the Company, as an EGC, for annual periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. The standard can be adopted either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Early adoption is permitted. Assuming the Company remains an EGC, it intends to adopt the updated standard during its fiscal year beginning October 1, 2021 and for interim periods within fiscal year beginning October 1, 2022. The Company is currently evaluating the impact the adoption of this standard will have on its Consolidated Financial Statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by removing certain exceptions to general principles in Topic 740 and clarifying and amending existing guidance. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The amendments are applied on a prospective or retrospective basis, depending upon the amendment adopted within this ASU. The amendments in this ASU are effective for the Company, as an EGC, for annual periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. The Company is currently evaluating the impact this adoption will have on its Consolidated Financial Statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. The ASU is effective for all entities as of March 12, 2020, and will apply through December 31, 2022. The Company is currently evaluating the impact this adoption will have on its Consolidated Financial Statements.

2.	REVENUE

The Company sells its products to residential and commercial markets. The Company’s Residential segment principally generates revenue from the manufacture and sale of its premium, low-maintenance composite decking, railing, trim, moulding, pavers products and accessories. The Company’s Commercial segment generates revenue from the sale of its partition and locker systems along with plastic sheeting and other non-fabricated products for special applications in industrial markets.

The Company recognizes revenues when control of the promised goods is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods, at a point in time, when shipping occurs. Each product the Company transfers to the customer is considered one performance obligation. The Company has elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, the Company does not consider shipping and handling activities as promised services to its customers.

Customer contracts are typically fixed price and short-term in nature. The transaction price is based on the product specifications and is determined at the time of order. The Company may offer various sales incentive programs throughout the year. It estimates the amount of sales incentive to allocate to each performance obligation, or product shipped, using the most-likely-amount method of estimation, based on sales to the direct customer or sell-through customer. The estimate is updated each reporting period and any changes are allocated to the performance obligations on the same basis as at inception. Changes in estimate allocated to a previously satisfied performance obligation are recognized as part of net revenue in the period in which the change occurs under the cumulative catch-up method. In addition to sales incentive programs, the Company may offer a payment discount, if payments are received within thirty days. The Company estimates the payment discount that it believes will be taken by the customer based on prior history and using the most-likely-amount method of estimation. The Company believes the most-likely-amount method best predicts the amount of consideration to which it will be entitled. The payment discounts are also reflected as part of net revenue.

The Company also engages in customer rebates, which are recorded in “Net sales” in the Consolidated Statements of Comprehensive Income (Loss) and in “Accrued rebates” and “Trade receivables” in the Consolidated Balance Sheets. The Company recorded accrued rebates of $30.4 million, $22.7 million and $19.7 million as of September 30, 2020, 2019 and 2018, respectively, and contra trade receivables of $2.3 million, $2.1 million and $2.1 million as of September 30, 2020, 2019 and 2018, respectively. The rebate activity was as follows (in thousands).

	As of September 30,
	2020	2019	2018
Beginning balance	$24,858	$21,914	$16,922
Rebate expense	54,083	50,847	42,400
Rebate payments	(46,262)	(47,903)	(38,893)
Acquisitions	—	—	1,485

Ending balance	$32,679	$24,858	$21,914

The Company records deferred revenue when cash payments are received or due in advance of the Company’s performance.

3.	BUSINESS COMBINATIONS

On January 31, 2020, the Company acquired certain assets and assumed certain liabilities of Return Polymers, Inc. for a total purchase price of approximately $18.5 million, subject to customary post-closing working capital adjustments. Return Polymers is located in Ashland Ohio and is a provider of full-service recycled PVC material processing, sourcing, logistical support and scrap management programs. The Company financed the acquisition with cash on hand.

The acquisition was accounted for as a business combination under Accounting Standards Codification (“ASC”) ASC 805 Business Combinations. Tangible and identifiable intangible assets acquired and liabilities assumed were recorded at their respective fair values. The excess of the consideration transferred over the fair value of the net assets received has been recorded as goodwill in the Residential segment. The factors that contributed to the recognition of goodwill primarily relate to future economic benefits arising from expected sales as well as consuming the recycled PVC materials in current products.

The following table represents the preliminary allocation of assets acquired and liabilities assumed on the acquisition date and certain measurement period adjustments attributable to customary working capital adjustments as of September 30, 2020 (in thousands):

Total purchase consideration	$18,453

Allocation of consideration to assets acquired and liabilities assumed:
Cash and cash equivalents	$—
Accounts receivable	1,119
Inventories	2,532
Prepaid expenses and other current assets	39
Property, plant and equipment	4,080
Intangible assets	5,100
Goodwill	7,092
Accounts payable	(947)
Accrued expenses and other liabilities	(562)

Net assets acquired	$18,453

At the acquisition date, total intangible assets and goodwill amounted to $11.6 million, comprised of $4.6 million related to customer relationships, and $0.7 million related to trademarks, as well as $6.3 million in goodwill. During the year ended September 30, 2020, the Company recognized $0.6 million in working capital adjustments and $0.2 million reduction in customer relationships, resulting in an increase in goodwill of $0.8 million, and $7.1 million in total goodwill as of September 30, 2020. It is expected that $7.1 million of the goodwill is deductible for tax purposes. The estimated useful life for customer relationships is 15 years and trademarks is 10 years. The weighted average useful life at the date of acquisition was 14.3 years.

4.	INVENTORIES

Inventories are valued at the lower of cost or net realizable value, and are reduced for slow-moving and obsolete inventory. The inventories cost is recorded at standard cost, which approximates actual cost, on a first-in first-out (“FIFO”) basis. Inventories consisted of the following (in thousands):

	As of September 30,
	2020	2019
Raw materials	$33,850	$36,855
Work in process	19,935	19,514
Finished goods	76,285	59,022

Total inventories	$130,070	$115,391

During the year ended September 30, 2018, the Company developed additional capabilities relating to the potential utilization or sale of off specification finished goods inventory and re-assessed the formulation of manufactured goods and the re-introduction rates of off specification finished goods, once reground into a usable production input. Based on these new manufacturing capabilities and decisions related to the formulations of the Company’s finished goods, the Company performed a review of its off specification finished goods inventory to determine the ability to sell the material based on market interest at the SKU level and volume of the associated SKU. Based on the review, it was determined that a portion of the off specification finished goods material was not salable or usable internally based on its color, dimension, density and/or magnitude of the off specification volume. The items determined not to be salable or usable were written off to zero value. The remaining SKU’s that were determined to be salable or usable internally were revalued down to net realizable value consistent with external market values. The net impact related to the revaluation of certain off specification finished goods inventory that required regrinding was $11.8 million, which was recorded within “Cost of sales” for the year ended September 30, 2018.

5.	PROPERTY, PLANT AND EQUIPMENT — NET

Property, plant and equipment — net consisted of the following (in thousands):

	As of September 30,
	2020	2019
Land and improvements	$2,758	$2,758
Buildings and improvements	71,059	67,770
Capital lease – building	2,021	2,021
Capital lease – manufacturing equipment	1,026	1,026
Capital lease – vehicles	3,782	3,835
Manufacturing equipment	306,036	254,570
Computer equipment	24,927	22,733
Furnitures and fixtures	5,689	5,409
Vehicles	465	339

Total property, plant and equipment	417,763	360,461
Construction in progress	54,412	16,453

	472,175	376,914
Accumulated depreciation	(210,401)	(168,220)

Total property, plant and equipment – net	$261,774	$208,694

The Company is considered the owner, for accounting purposes only, of leased office space, as it had taken on certain risks of construction build cost overages above normal tenant improvement allowances. Accordingly, the estimated fair value of the leased property was $9.2 million as of both September 30, 2020 and September 30, 2019. The corresponding lease financing obligation was $7.9 million as of both September 30, 2020 and September 30, 2019. The lease financing obligation was recorded in “Finance lease obligations—less current portion” in the Consolidated Balance Sheets. Refer to Note 17 for additional information.

Depreciation expense was approximately $44.6 million, $33.7 million and $26.3 million in the years ended September 30, 2020, 2019 and 2018, respectively. During the years ended September 30, 2020 and 2019, $1.3 million and $0.9 million of interest was capitalized, respectively. Accumulated amortization for assets under capital leases was $4.0 million and $3.7 million as of September 30, 2020 and 2019, respectively. Accumulated amortization for the assets under the build-to-suit lease was $0.5 million as of September 30, 2020 and $0.3 million as of September 30, 2019.

6.	GOODWILL AND INTANGIBLE ASSETS — NET

Goodwill

Goodwill consisted of the following (in thousands):

	Residential	Commercial	Total
Goodwill as of September 30, 2019	$903,909	$40,389	$944,298
Acquisitions (1)	7,092	—	7,092

Goodwill as of September 30, 2020	$911,001	$40,389	$951,390

Accumulated impairment losses as of September 30, 2019	$—	$32,200	$32,200

Accumulated impairment losses as of September 30, 2020	$—	$32,200	$32,200

(1)	Acquisition of Return Polymers, Inc., refer to Note 3.

Intangible assets, net

The Company does not have any indefinite lived intangible assets other than goodwill as of September 30, 2020 and 2019. Finite-lived intangible assets consisted of the following (in thousands):

		As of September 30, 2020
	Lives in Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Propriety knowledge	10 –15	$289,300	$(195,303)	$93,997
Trademarks	5 – 20	223,840	(124,521)	99,319
Customer relationships	15 –19	146,670	(52,119)	94,551
Patents	10	7,000	(3,182)	3,818
Other intangible assets	3 – 15	4,076	(3,387)	689

Total intangible assets		$670,886	$(378,512)	$292,374

		As of September 30, 2019
	Lives in Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Propriety knowledge	10 –15	$289,300	$(171,686)	$117,614
Trademarks	5 –20	223,140	(108,096)	115,044
Customer relationships	15 – 19	142,270	(39,084)	103,186
Patents	10	7,000	(2,132)	4,868
Other intangible assets	3 – 15	4,076	(2,370)	1,706

Total intangible assets		$665,786	$(323,368)	$342,418

Amortization expense was approximately $55.1 million, $60.2 million and $51.4 million for the years September 30, 2020, 2019 and 2018, respectively. As of September 30, 2020, the remaining weighted average amortization period for acquired intangible assets was 12.9 years.

Amortization expense relating to these amortizable intangible assets as of September 30, 2020, is expected to be as follows (in thousands):

2021	$49,802
2022	44,347
2023	39,219
2024	34,227
2025	29,281
Thereafter	95,498

Total	$292,374

7.	COMPOSITION OF CERTAIN BALANCE SHEET ACCOUNTS

Allowance for Doubtful Accounts

Allowance for doubtful accounts consisted of the following (in thousands):

	As of September 30,
	2020	2019	2018
Beginning balance	$904	$1,230	$1,048
Provision	512	383	176
Bad debt write-offs	(119)	(709)	(89)
Acquisitions	35	—	95

Ending balance	$1,332	$904	$1,230

Accrued Expenses and Other Liabilities

Accrued expenses consisted of the following (in thousands):

	As of September 30,
	2020	2019
Employee related liabilities	$26,554	$17,202
Freight	5,530	4,158
Professional fees	4,249	14,160
Marketing	3,343	2,026
Warranty	2,921	2,543
Construction in progress	1,303	903
Capital lease	969	721
Contingent consideration	—	1,303
Other	5,647	4,887

Total accrued expenses and other current liabilities	$50,516	$47,903

8.	DEBT

Debt consisted of the following (in thousands):

	As of September 30,
	2020	2019
Term Loan Agreement due May 5, 2024—LIBOR + 3.75% (4.75% and 5.93% at September 30, 2020 and 2019, respectively), (includes a discount of $507 and $1,105 at September 30, 2020 and 2019, respectively)	$467,147	$808,507
Revolving Credit Facility through March 9, 2022—LIBOR + 2.00%	—	—
2021 Senior Notes due October 1, 2021—Fixed at 8%	—	315,000

Total	467,147	1,123,507
Less unamortized deferred financing fees	(4,165)	(11,890)
Less current portion	—	(8,304)

Long-term debt — less current portion and unamortized financing fees	$462,982	$1,103,313

As of September 30, 2020, the Company scheduled fiscal year debt payment on the Term Loan Agreement as $467.7 million in the year 2024. No other debt payments are due by the Company in any other fiscal year.

Term Loan Agreement

On September 30, 2013, CPG International LLC refinanced its then outstanding long-term debt and entered into (i) a new senior secured revolving credit facility (the “Revolving Credit Facility”) among CPG International LLC (as successor-in-interest to CPG Merger Sub LLC, a limited liability company formed to effect the acquisition of CPG International LLC), Deutsche Bank AG New York Branch (“Deutsche Bank”), as administrative agent and collateral agent (the “Revolver Administrative Agent”), and the lenders party thereto, (ii) a new secured term loan agreement (the “Term Loan Agreement”) among CPG International LLC (as successor-in-interest to CPG Merger Sub LLC), as the initial borrower; the Lenders Party thereto; Deutsche Bank and JPMorgan Chase Bank, N.A., as co-syndication agents; Citibank, N.A., the Royal Bank of Scotland PLC and UBS Securities LLC, as co-documentation agents; and Barclays Bank PLC, as administrative agent and collateral agent, (iii) an indenture (the “Indenture”) in respect of 8.000% senior notes due October 1, 2021 (the “2021 Senior Notes”) between CPG International LLC and Wilmington Trust, National Association, as trustee.

The proceeds from borrowings under the amended Term Loan Agreement and the 2021 Senior Notes were used to (i) fund the acquisition of CPG International LLC and (ii) repay all amounts outstanding under the Company’s prior term loan agreement, prior notes and related fees.

The Term Loan Agreement matures on May 5, 2024, since the 2021 Senior Notes were redeemed June 8, 2020. The Term Loan Agreement provides for interest on outstanding principal thereunder at a fluctuating rate, at CPG International LLC’s option, for (i) alternative base rate (“ABR”) borrowings, the highest of (a) the Federal Funds Rate as of such day plus 50 basis points, (b) the prime commercial lending rate announced as of such day by the Administrative Agent as defined in the Term Loan Agreement, as the “prime rate” as in effect on such day and (c) the LIBOR as of such day for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, provided that in no event shall the ABR be less than 200 basis points, plus the applicable margin of 275 basis points per annum; or (ii) for Eurocurrency borrowings, the adjusted LIBOR of (a) the LIBOR in effect for such interest period divided by one, minus the statutory reserves applicable to such Eurocurrency borrowing, if any, and (b) 100 basis points, plus the applicable margin of 375 basis points per annum.

As of September 30, 2020 and 2019, unamortized deferred financing fees related to the Term Loan Agreement were $4.2 million and $9.1 million, respectively. The Term Loan Agreement may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than the Prepayment Premium (as defined in the Term Loan Agreement), if applicable), subject to certain customary conditions. The Company used part of its net proceeds from the IPO to prepay outstanding principal of the Term Loan Agreement in the amount of $337.7 million, paid $4.3 million in accrued interest, and the Company recognized in interest expense an additional $3.2 million amortization of deferred financing fees associated with the prepayment amounts during the year ended September 30, 2020.

The obligations under the Term Loan Agreement are secured by a first priority security interest in the membership interests of CPG International LLC owned by The AZEK Company Inc. and substantially all of the present and future assets of the borrowers and guarantors including equity interests of their domestic subsidiaries, subject to certain exceptions, (the “Term Loan Priority Collateral”) and a second priority lien on current assets. The obligations under the Term Loan Agreement are guaranteed by the Company and the wholly owned domestic subsidiaries of CPG International LLC other than certain immaterial subsidiaries and other excluded subsidiaries.

The Term Loan Agreement requires mandatory prepayments of the term loan thereunder from certain debt issuances, certain asset dispositions (subject to certain reinvestment rights) and a percentage of excess cash flow (subject to step-downs upon CPG International LLC achieving certain leverage ratios). At September 30, 2020, no excess cash flow payment was required based on the current leverage ratio. At September 30, 2019, the estimated prepayment of excess cash flow was $6.4 million. The lenders do have the option to decline any prepayments based on excess cash flows. At the lenders’ option the excess cash flow payment made in January 2020 was $2.2 million with the remaining prepayment declined by the lenders. CPG International LLC is required to repay the outstanding principal amount under the Term Loan Agreement in quarterly installments equal to 0.25253% of the aggregate principal amount under the Term Loan Agreement outstanding on the amendment date of June 18, 2018 and such quarterly payments may be reduced as a result of prepayments. Based on the prepayment of $337.7 million made with the IPO proceeds, CPG International LLC has prepaid all of the quarterly principal payments through maturity. The Term Loan Agreement restricts payments of dividends unless certain conditions are met, as defined in the Term Loan Agreement.

Revolving Credit Facility

On March 9, 2017, CPG International LLC amended, restated and extended the maturity of the Revolving Credit Facility, and on June 5, 2020, CPG International LLC further amended the Revolving Credit Facility (the “Amendment”) to establish $8.5 million of commitments for FILO loans, which are available to be drawn in a single disbursement on or prior to December 31, 2020. The availability of the FILO Loans will be subject to satisfaction of certain conditions at the time of borrowing, including the value of borrowing-base eligible assets at the time of borrowing. Under the terms of the Revolving Credit Facility, as amended, FILO Loans may be borrowed against increased percentages of borrowing-base eligible assets (as compared to the percentages of borrowing-base eligible assets applicable to all other loans under the Revolving Credit Facility). The Amendment did not increase the total aggregate amount of commitments under the Revolving Credit Facility. Borrowing of FILO Loans under the Revolving Credit Facility will reduce the total aggregate commitments available for revolving loans for so long as the FILO Loans remain outstanding. If borrowed, the FILO Loans will mature on December 4, 2021. As of September 30, 2020, the Company has not drawn on the FILO loans.

The Revolving Credit Facility matures on March 9, 2022. The Revolving Credit Facility provides for maximum aggregate borrowings of up to $150.0 million, subject to an asset-based borrowing base. The borrowing base is limited to a set percentage of eligible accounts receivable and inventory, less reserves that may be established by the administrative agent and the collateral agent in the exercise of their reasonable credit judgment.

On March 16, 2020, the Company borrowed $89.0 million under the Revolving Credit Facility to enhance financial flexibility in light of uncertainties resulting from the COVID-19 pandemic. The Company used part of its net proceeds from the 2025 Senior Notes issuance to repay $15.0 million of the then-outstanding principal under the Revolving Credit Facility. The Company had no outstanding borrowings under the Revolving Credit Facility as of September 30, 2020 and 2019, respectively. In addition, the Company had $6.8 million and $3.0 million of outstanding letters of credit held against the Revolving Credit Facility as of September 30, 2020 and 2019, respectively. Deferred financing costs, net of accumulated amortization, related to the Revolving Credit Facility at September 30, 2020 and 2019 were $0.8 million and $0.9 million, respectively. CPG International LLC had approximately $129.4 million available under the borrowing base for future borrowings as of September 30, 2020. CPG International LLC also has the option to increase the commitments under the Revolving Credit Facility by up to $100.0 million, subject to certain conditions.

The Revolving Credit Facility provides for an interest rate on outstanding principal thereunder at a fluctuating rate, at CPG International LLC’s option, at (i) for ABR borrowings, the highest of (a) the Federal Funds Rate plus 50 basis points, (b) the prime rate and (c) the LIBOR as of such date for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, plus, in each case, a spread of 50 to 100 basis points, based on average historical availability, or (ii) for Eurocurrency borrowings, adjusted LIBOR plus a spread of 150 to 200 basis points, based on average historical availability. A “commitment fee” accrues on any unused portion of the commitments under the Revolving Credit Facility during the preceding three calendar month period. If the average daily used percentage is greater than 50%, the commitment fee equals 25 basis points, and if the average daily used percentage is less than or equal to 50%, the commitment fee equals 37.5 basis points. The commitment fees were $0.5 million, $0.5 million and $0.6 million for the years ended September 30, 2020, 2019 and 2018, respectively.

The obligations under the Revolving Credit Facility are guaranteed by The AZEK Company Inc. and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. The obligations under the Revolving Credit Facility are secured by a first priority security interest in substantially all of the accounts receivable, inventory, deposit accounts, securities accounts and cash assets of The AZEK Company Inc., CPG International LLC and the subsidiaries of CPG International LLC that are guarantors under the Revolving Credit Facility, and the proceeds thereof (subject to certain exceptions) (the “Revolver Priority Collateral”), plus a second priority security interest in all of the Term Loan Priority Collateral. The Revolving Credit Facility may be voluntarily prepaid in whole, or in part, in each case without premium or penalty. CPG International LLC is also required to make mandatory prepayments (i) when aggregate borrowings exceed commitments or the applicable borrowing base and (ii) during “cash dominion,” which occurs if (a) the availability under the Revolving Credit Facility is less than the greater of (i) $12.5 million and (ii) 10% of the lesser of (x) $150.0 million and (y) the borrowing base, for five consecutive business days or (b) certain events of default have occurred and are continuing.

The Revolving Credit Facility contains affirmative covenants that are customary for financings of this type, including allowing the Revolver Administrative Agent to perform periodic field exams and appraisals to evaluate the borrowing base. The Revolving Credit Facility contains various negative covenants, including limitations on, subject to certain exceptions, the incurrence of indebtedness, the incurrence of liens, dispositions, investments, acquisitions, restricted payments, transactions with affiliates, as well as other negative covenants customary for financings of this type. The Revolving Credit Facility also includes a financial maintenance covenant, applicable only when the excess availability is less than the greater of (i) 10% of the lesser of the aggregate commitments under the Revolving Credit Facility and the borrowing base, and (ii) $12.5 million. In such circumstances, CPG International LLC would be required to maintain a minimum fixed charge coverage ratio (as defined in the Revolving Credit Facility) for the trailing four quarters equal to at least 1.0 to 1.0; subject to CPG International LLC’s ability to make an equity cure (no more than twice in any four quarter period and up to five times over the life of the facility). As of September 30, 2020, CPG International LLC was in compliance with the financial and nonfinancial covenants imposed by the Revolving Credit Facility. The Revolving Credit Facility also includes customary events of default, including the occurrence of a change of control.

2021 Senior Notes

The 2021 Senior Notes were issued on September 30, 2013, in an aggregate principal amount of $315.0 million, and had a maturity of October 1, 2021. The 2021 Senior Notes bore interest at the rate of 8.000% per annum payable in cash semi-annually in arrears on April 1 and October 1 of each year (computed based on a 360-day year of twelve 30-day months). The obligations under the 2021 Senior Notes were guaranteed by CPG International LLC and those of its subsidiaries that also guarantee the Revolving Credit Facility and the Term Loan Agreement. The redemption price of the 2021 Senior Notes (expressed as percentages of the principal amount to be redeemed) declined to the par value of the 2021 Senior Notes, plus accrued and unpaid interest based on the schedule below. The 2021 Senior Notes were redeemable in whole or in part, at any time after October 1, 2016 at the following redemption prices, if redeemed during the 12-month period beginning on October 1 of the years indicated below:

2016	106.0%
2017	104.0%
2018	102.0%
2019 and thereafter	100.0%

The indenture relating to the 2021 Senior Notes contained negative covenants that are customary for financings of this type. The indenture did not contain any financial maintenance covenants. As of September 30, 2020, CPG International LLC was in compliance with the negative covenants imposed by the 2021 Senior Notes and the indenture.

In connection with the 2025 Senior Notes offering, the Company issued a redemption notice on May 7, 2020 for the full $315.0 million of outstanding 2021 Senior Notes, which were redeemed on June 8, 2020. The Company also paid $4.6 million in accrued interest and recognized a $1.9 million loss on the extinguishment in the “Loss on the extinguishment of debt” within the Consolidated Statements of Comprehensive Income (Loss). As of September 30, 2019, the unamortized deferred financing fees related to the 2021 Senior Notes consisted of $2.8 million.

2025 Senior Notes

On May 12, 2020, the Company issued $350.0 million of 9.500% 2025 Senior Notes with a maturity of May 15, 2025, and interest was payable on May 15 and November 15 of each year. The Company had the option to redeem all or a portion of the 2025 Senior Notes at any time on or after May 15, 2022 at certain redemption prices, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, before May 15, 2022, the Company had the option to (i) redeem up to 40% of the aggregate principal amount of the 2025 Senior Notes with the net cash proceeds of certain equity offerings at a redemption price equal to 107.125% of the principal amount of the 2025 Senior Notes redeemed, (ii) redeem (x) up to 40% of the aggregate principal amount of the 2025 Senior Notes or (y) all of the 2025 Senior Notes with the proceeds from a Qualified IPO at a redemption price equal to 107.125% of the principal amount of the 2025 Senior Notes redeemed or (iii) redeem some or all of the 2025 Senior Notes at a price equal to 100% of the principal amount plus a “make-whole” premium, in the case of each of (i), (ii) and (iii), plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The 2025 Senior Notes were redeemable in whole or in part, at any time after May 15, 2022 at the following redemption prices, plus accrued and unpaid interest, if redeemed during the 12-month period beginning on May 15 of the years indicated below:

2022	104.750%
2023	102.375%
2024 and thereafter	100.000%

On June 8, 2020, the Company used the proceeds of the $350.0 million 2025 Senior Notes offering to redeem the 2021 Senior Notes in full and to repay $15.0 million of the outstanding principal amount under the

Revolving Credit Facility, and other general corporate purposes. On June 16, 2020, the Company used part of its net proceeds from the IPO to redeem $350.0 million in aggregate principal of the outstanding 2025 Senior Notes, paid $3.9 million in accrued interest and recognized a $35.7 million loss on the extinguishment in the “Loss on extinguishment of debt” within the Consolidated Statements of Comprehensive Income (Loss).

Interest expense consisted of the following (in thousands):

	Years Ended September 30,
	2020	2019	2018
Interest expense
Term Loan Agreement	$41,261	$52,504	$38,285
2021 Senior Notes	17,150	25,200	25,200
2025 Senior Notes	3,879	—	—
Revolving Credit Facility	1,654	904	682
Other	1,530	1,506	1,709
Amortization
Debt issue costs
Term Loan Agreement	4,910	1,980	1,397
2021 Senior Notes	880	1,407	1,407
2025 Senior Notes	180	—	—
Revolving Credit Facility	426	358	358
Original issue discounts	597	241	178
Less capitalized interest	(1,288)	(895)	(474)

Interest expense	$71,179	$83,205	$68,742

Refer to Note 10 for information pertaining to the fair value of the Company’s debt as of September 30, 2020 and 2019.

9.	PRODUCT WARRANTIES

The Company provides product assurance warranties of various lengths ranging from 5 years to lifetime for limited coverage for a variety of material and workmanship defects based on standard terms and conditions between the Company and its customers. Warranty coverage depends on the product involved.

The warranty reserve activity was as follows (in thousands):

	As of September 30,
	2020	2019
Beginning balance	$11,133	$9,304
Adjustments to reserve	2,710	4,503
Warranty claims payment	(3,159)	(2,927)
Accretion—purchase accounting valuation	229	253

Ending balance	10,913	11,133
Current portion of accrued warranty	(2,921)	(2,543)

Accrued warranty—less current portion	$7,992	$8,590

TimberTech Warranties and Related Indemnification

In connection with the acquisition of TimberTech on September 21, 2012 and the acquisition of CPG International LLC on September 30, 2013, the Company recognized the fair value of the related warranty liabilities calculated as the net present value of the expected costs to settle all future warranty claims for products sold prior to the acquisition dates. The Company records accretion expense in “Cost of sales” in the Consolidated Statement of Comprehensive Income (Loss) in order to increase the value of the liability to reflect the future value of the warranty claims when they are actually settled. In addition, the Company records estimated warranty claims obligations related to current sales on an ongoing basis for the TimberTech product line.

Pursuant to the TimberTech purchase agreement, the seller, Crane Group Companies Limited (“Crane”), also agreed to indemnify the Company for claims made up to seven years after the acquisition date for the majority of the costs to settle warranty claims for certain identified problems related to two products which have exhibited a high number of claims related to scorching and fading defects. The products were produced between 2010 and 2011 and have not been sold by the Company since 2011. Similar to its recognition of the warranty liability, the Company recorded an indemnification receivable from Crane on the acquisition date equal to the fair value of the indemnification calculated as the net present value of the expected indemnification payments to be received in the future. At September 30, 2020, $1.8 million was classified as Other Current Assets. As of September 30, 2019, $1.3 million was classified as Other Current Assets and $0.5 million was classified as Other Assets (non-current). Due to a dispute by Crane of its ongoing obligations, the Company has a full reserve recorded against the amount receivable.

The Company will continue to monitor the actual cost to settle warranty claims in the future and will make adjustments to the warranty liability and indemnification receivable if needed. The indemnification period expired on September 21, 2019. Crane disputes the scope of its past indemnification obligations and the Company cannot predict the outcome of the dispute. The Company may need to record additional charges to the Consolidated Statements of Comprehensive Income (Loss) and the Consolidated Balance Sheets related to the reserve and any obligations as a result of the indemnification dispute in future periods.

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures and records in its consolidated financial statements certain assets and liabilities at fair value. ASC Topic 820, Fair Value Measurement and Disclosures, establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). This hierarchy consists of the following three levels:

•	Level 1—Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

•

Level 2—Assets and liabilities whose values are based on inputs other than those included in Level 1, including quoted market prices in markets that are not active; quoted prices of assets or liabilities with similar attributes in active markets; or valuation models whose inputs are observable or unobservable but corroborated by market data.

•

Level 3—Assets and liabilities whose values are based on valuation models or pricing techniques that utilize unobservable inputs that are significant to the overall fair value measurement. Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Financial instruments with a fair value that approximates carrying value—The carrying amounts of cash and cash equivalents, trade receivables and payables, as well as financial instruments included in other current assets and other current liabilities, approximate fair values because of their short-term maturities.

Financial instruments with a fair value different from carrying value—The Company has, where appropriate, estimated the fair value of financial instruments for which the amortized cost carrying value may be significantly different than the fair value. As of September 30, 2020 and 2019, these instruments include outstanding debt. As described in Note 8 Debt, the Company records debt at amortized cost. The carrying values and the estimated fair values of the debt financial instruments (Level 2 measurements) consisted of the following (in thousands):

	As of September 30,
	2020		2019
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Term Loan Agreement due May 5, 2024	$467,147	$465,185	$808,507	$804,464
2021 Senior Notes due October 1, 2021	—	—	315,000	315,000

The fair values of the debt instruments were determined using trading prices between qualified institutional buyers; therefore, the 2021 Senior Notes are classified as Level 2.

In connection with the acquisition of WES, LLC and Ultralox Technology, LLC (together, “Ultralox”) on December 20, 2017, the Company provided a contingent payment to the employees of Ultralox. The contingent payment was based on achievement of a minimum EBITDA amount and a multiple of EBITDA, for EBITDA exceeding a higher threshold for calendar year 2018. Based on the formula, the potential minimum of the contingent payment was zero and the potential maximum was $30.0 million. During the year ended September 30, 2019, the Company paid the former owners of Ultralox $2.0 million as partial settlement of the original contingent liability. At the acquisition date, the fair value was estimated to be $5.3 million. Of the fair value, $2.8 million is accounted for as contingent consideration in conjunction with the acquisition related to the non-employee owners, and the remaining $2.5 million (which was subsequently adjusted downward to $0.9 million due to changes in the estimated fair value of the contingent payment) was recognized as compensation expense from date of acquisition through June 30, 2018 related to the employee owners, who forfeit their share of the contingent payment if not employed through that date.

The contingent payment made was based on achievement of a minimum EBITDA amount and a multiple of EBITDA, for EBITDA exceeding a higher threshold for calendar 2018. The Company classified the contingent liability as Level 3, due to the lack of observable inputs. Significant assumptions made by the Company included a central estimate of EBITDA and EBITDA volatility of 39%. Changes in assumptions could have an impact on the payout of the contingent consideration payout amount.

During the year ended September 30, 2019, the Company amended the earnout agreement to include two additional payments totaling $3.4 million to the former owners of Ultralox that are contingent upon the employee owners continued employment through December 31, 2018 and 2019. These additional earnout payments were recognized as compensation expense over the required employment periods, because they are contingent upon future service from the date of the amendment. During the year ended September 30, 2020, the Company paid the remaining $1.7 million as settlement of the amended earnout agreement. At September 30, 2020 and 2019, the contingent payment liability was $0.0 million and $1.3 million, respectively, and is recorded in “Accrued expenses and other liabilities” in the Consolidated Balance Sheets.

The following table provides a roll-forward of the aggregate fair value of the contingent consideration and compensation expense categorized as Level 3 (in thousands).

	Years Ended September 30,
	2020	2019	2018
Beginning balance	$1,303	$1,900	$—
Issuance of contingent consideration in connection with acquisition	—	—	2,822
Change in fair value of contingent consideration	—	53	(1,810)
Less contingent payments	(1,675)	(3,675)	—
Compensation expense recognized	372	3,025	888

Ending balance	$—	$1,303	$1,900

For the years ended September 30, 2020, 2019 and 2018, the estimated contingent payment recognized as compensation expense was $0.0 million, $1.3 million and $0.9 million, respectively, and was included in Non-cash compensation expense in the Consolidated Statements of Cash Flows.

11.	SEGMENTS

Operating segments for the Company are determined based on information used by the chief operating decision maker (“CODM”) in deciding how to evaluate performance and allocate resources to each of the segments. The CODM reviews Adjusted EBITDA and Adjusted EBITDA Margin as the key segment measures of performance. Adjusted EBITDA is defined as segment operating income (loss) plus depreciation and amortization, adjusted by adding thereto or subtracting therefrom stock-based compensation costs, business transformation costs, acquisition costs, capital structure transaction costs, and certain other costs. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by net sales.

The Company has two reportable segments, Residential and Commercial. The reportable segments were determined primarily based on products and end markets as follows:

•

Residential—The Residential segment manufactures and distributes decking, railing, trim and accessories through a national network of dealers and distributors and multiple home improvement retailers providing extensive geographic coverage and enabling the Company to effectively serve contractors. The additions of Ultralox and Versatex are complementary to the Residential segment railing and trim businesses, respectively. The recent addition of Return Polymers provides a full-service recycled PVC material processing, sourcing, logistical support, and scrap management programs. This segment is impacted by trends in and the strength of home repair and remodel activity.

•

Commercial—The Commercial segment manufactures, fabricates and distributes resin based extruded sheeting products for a variety of commercial and industrial applications through a widespread distribution network as well as directly to original equipment manufacturers. This segment includes Scranton Products which manufactures lockers and partitions and Vycom which manufactures resin based sheeting products. This segment is impacted by trends in and the strength of the new construction sector.

The accounting policies of the operating segments are the same as those described in Note 1, “Summary of Significant Accounting Policies”. Intercompany transactions between segments are excluded as they are not included in management’s performance review of the segments. Currently foreign revenue accounts for less than 10% of consolidated revenue. The Company does not disclose assets outside of the United States as they totaled less than 10% of the consolidated assets as of September 30, 2020, 2019 and 2018.

The segment data below includes data for Residential and Commercial for the years ended and as of September 30, 2020, 2019 and 2018 (in thousands).

	Years Ended and As of September 30,
	Residential			Commercial			Corporate and Eliminations			Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Net Sales	$771,167	$655,445	$541,942	$128,092	$138,758	$139,863	$—	$—	$—	$899,259	$794,203	$681,805
Adjusted EBITDA	238,060	188,742	168,438	15,051	21,493	21,669	(39,598)	(30,669)	(25,693)	213,513	179,566	164,414
Capital Expenditures	86,473	48,206	36,121	6,472	4,592	4,308	2,649	10,208	2,329	95,594	63,006	42,758
Depreciation and Amortization	85,148	81,716	66,396	9,302	8,845	8,961	5,331	3,368	2,308	99,781	93,929	77,665
Goodwill	911,001	903,909	903,909	40,389	40,389	40,389	—	—	—	951,390	944,298	944,298
Total Assets	1,726,705	1,584,383	1,596,075	180,116	171,721	162,543	25,035	32,159	20,562	1,931,856	1,788,263	1,779,180

	Years Ended September 30,
	2020	2019	2018
Segment Adjusted EBITDA
Residential	$238,060	$188,742	$168,438
Commercial	15,051	21,493	21,669

Total Adjusted EBITDA for reporting segments	$253,111	$210,235	$190,107
Unallocated net expenses	(39,598)	(30,669)	(25,693)
Adjustments to Income (loss) before income tax provision (benefit)
Depreciation and amortization	(99,781)	(93,929)	(77,665)
Stock-based compensation costs	(120,517)	(3,682)	(3,099)
Asset impairment and inventory revaluation costs (1)	—	—	(12,747)
Business transformation costs (2)	(594)	(16,560)	(5,822)
Acquisition costs (3)	(1,596)	(4,110)	(7,361)
Initial public offering and Secondary offering costs (4)	(8,616)	(9,076)	(789)
Other costs (5)	(4,154)	6,845	(4,189)
Capital structure transaction costs (6)	(37,587)	—	(367)
Interest expense	(71,179)	(83,205)	(68,742)

Income (loss) before income taxes	$(130,511)	$(24,151)	$(16,367)

(1)

Asset impairment and inventory revaluation costs reflect tangible and intangible asset impairment costs of $0.0 million, $0.0 million and $0.9 million for fiscal years 2020, 2019 and 2018, respectively, and inventory revaluations of $0.0 million, $0.0 million and $11.8 million for fiscal years 2020, 2019 and 2018, respectively, in the ordinary course of business.

(2)

Business transformation costs reflect consulting and other costs related to repositioning of brands of $0.0 million, $4.3 million and $0.0 million for fiscal years 2020, 2019 and 2018, respectively, compensation costs related to the transformation of the senior management team of $0.6 million, $2.3 million and $0.2 million for fiscal years 2020, 2019 and 2018, respectively, costs related to the relocation of the Company’s corporate headquarters of $2.0 million for fiscal year 2019, start-up costs of the Company’s new recycling facility of $5.3 million for fiscal year 2019, and other integration-related costs of $2.7 million and $5.6 million for fiscal years 2019 and 2018, respectively.

(3)

Acquisition costs reflect costs directly related to completed acquisitions of $0.9 million, $4.1 million and $4.9 million for fiscal years 2020, 2019 and 2018, respectively and inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition of $0.7 million, $0.0 million and $2.4 million for fiscal years 2020, 2019 and 2018, respectively.

(4)	Initial public offering costs includes $1.4 million in fees related to the Secondary offering of class A common stock in fiscal year 2020.
(5)

Other costs reflect costs for legal expenses of $0.9 million, $0.9 million and $1.5 million for fiscal years 2020, 2019 and 2018, respectively, reduction in workforce costs of $0.4 million for fiscal year 2020, costs related to a change in the estimated warranty obligation based on a change in operational policy on reimbursement of claims of $2.1 million in fiscal year 2018, other miscellaneous adjustments of $0.6 million for fiscal year 2018, income from an insurance recovery of legal loss of $7.7 million for fiscal year 2019, and costs related to an incentive plan associated with the IPO of $2.9 million for fiscal year 2020.
(6)

Capital structure transaction costs include loss on extinguishment of debt of $1.9 million for the 2021 Senior Notes and $35.7 million for the 2025 Senior Notes for fiscal year 2020, and debt related issuance costs of $0.4 million for fiscal year 2018.

12.	CAPITAL STOCK

The Company completed its IPO on June 16, 2020, in which it sold 38,237,500 shares of its Class A common stock, including 4,987,500 shares pursuant to the underwriters’ over-allotment option. The shares were sold at an IPO price of $23.00 per share for net proceeds to the Company of approximately $819.7 million, after deducting underwriting discounts and commissions of $50.6 million and offering expenses of approximately $9.2 million payable by the Company.

Immediately prior to the completion of the IPO, the Company converted to a Delaware corporation from a limited liability company. The Company’s certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. In addition, the certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by the board of directors. The Company is authorized to issue up to 1.1 billion shares of Class A common stock, up to 1 hundred million shares of Class B common stock and up to 1 million shares of preferred stock, each par value $0.001 per share, in one or more series. The Class A common stock and Class B common stock provide identical economic rights, but holders of Class B common stock have limited voting rights, specifically that such holders have no right to vote, solely with respect to their shares of Class B common stock, with respect to the election, replacement or removal of directors. Holders of Class A common stock and Class B common stock are not entitled to preemptive rights. Holders of Class B common stock may convert their shares of Class B common stock into shares of Class A common stock on a one-for-one basis, in whole or in part, at any time and from time to time at their option. The Company’s Class A common stock is traded on the New York Stock Exchange under the symbol “AZEK.”

In conjunction with the Corporate Conversion and prior to the closing of the IPO, the Company effected a unit split of its then-outstanding unit, resulting in an aggregate of 108,162,741 units, including 75,093,778 Class A units and 33,068,963 Class B units. Concurrently with the Corporate Conversion, the units were converted to an aggregate of 108,162,741 shares of common stock, including 75,093,778 shares of Class A common stock and 33,068,963 shares of Class B common stock. In addition, a class of the Company’s former indirect parent’s partnership interests referred to as “Profits Interests” were exchanged for an aggregate of 2,703,243 shares of Class A common stock and 5,532,057 shares of Class A restricted stock, and 3,477,413 shares of Class A common stock reserved for issuance upon the exercise of stock options.

On September 15, 2020, the Company completed an offering of 28,750,000 shares of Class A common stock, par value $0.001 per share, including the exercise in full by the underwriters of their option to purchase up to 3,750,000 additional shares of Class A common stock, at a public offering price of $33.25 per share. The shares were sold by the Selling Stockholders. The Company did not receive any of the proceeds from the sale of the shares by the Selling Stockholders. The estimated offering expenses of approximately $1.4 million is payable by the Company and recorded in “Other general expenses” within the Consolidated Statements of Comprehensive Income (Loss). Immediately subsequent to the closing of the secondary offering, Class B common stockholders converted 33,068,863 shares of Class B common stock into Class A common stock.

At September 30, 2020, the following amounts were issued and outstanding: 154,637,240 shares of Class A common stock and 100 shares of Class B common stock. The Company has not issued any shares of preferred stock.

13.	STOCK-BASED COMPENSATION

The Company grants stock-based awards to attract, retain and motivate key employees and directors.

Prior to the completion of the IPO, Profits Interests were issued through an LP Interest Agreement. The Profits Interests were, as part of the Corporate Conversion, converted into shares of common stock, restricted stock and stock options. The 2020 Omnibus Incentive Compensation Plan (“2020 Plan”), became effective as of June 11, 2020, the day of effectiveness of the registration statement filed in connection with the IPO. The 2020 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, and performance-based or other equity-related awards to the Company’s employees and directors. The maximum aggregate number of shares that may be issued under the 2020 Plan is 15,852,319 shares with 5,040,776 shares remaining in the reserve. The total aggregate number of shares may be adjusted as determined by the Board of Directors.

As part of the Corporate Conversion, the Company modified its terms and conditions of the performance-based awards by changing the vesting conditions. The change was treated as a modification under ASC 718, Stock Compensation, in which the fair value of the performance based awards was measured at the modification date and compared to the fair value of the modified award immediately prior to the modification, with the difference resulting in incremental compensation expense. As a result of the incremental fair value of the modified awards, the Company recognized $103.4 million in incremental compensation cost in “Selling, general and administrative expenses” in the Consolidated Statements of Comprehensive Income (Loss), for the year ended September 30, 2020.

Subsequent to the IPO, the Company participated in a non-dilutive secondary offering, which resulted in certain performance based awards accelerated vesting. Included in the $103.4 million, the Company recognized $43.1 million related to the accelerated vesting in compensation cost in the “Selling, general and administrative expenses” in the Consolidated Statements of Comprehensive Income (Loss), for the year ended September 30, 2020.

Stock-based compensation expense for the years ended September 30, 2020, 2019 and 2018 was $120.5 million, $3.3 million and $2.5 million, respectively, recognized in “Selling, general and administrative expenses” in the Consolidated Statements of Comprehensive Income (Loss). Total income tax benefit for the years ended September 30, 2020, 2019 and 2018 was $6.3 million, $0.0 million and $0.0 million, respectively. As of September 30, 2020, the Company had not yet recognized compensation cost on unvested stock-based awards of $25.4 million, with a weighted average remaining recognition period of 3.1 years.

The Company uses the Monte Carlo pricing model to estimate the fair value of its performance-based awards as of the grant date, and uses the Black Scholes pricing model to estimate the fair value of its service-based awards as of the grant date. Under the terms of the 2020 Plan, all stock options will expire if not exercised within ten years of the grant date.

The following table sets forth the significant assumptions used for the performance-based awards granted during the year ended September 30, 2020:

June 12, 2020 Grant Date
Risk-free interest rate	0.75%
Expected volatility	40.00%
Expected term (in years)	0.50
Expected dividend yield	0.00%

The following table sets forth the significant assumptions used for the service-based awards granted during the year ended September 30, 2020:

June 12, 2020 Grant Date
Risk-free interest rate	0.47% - 0.56%
Expected volatility	35.00%
Expected term (in years)	6.25 – 7.00
Expected dividend yield	0.00%

Stock Options

The following table summarizes the performance-based stock option activity for the year ended September 30, 2020:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contract Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at October 1, 2019	—	$—	—	$—
Granted	1,706,098	23.00	—	—
Exercised	(600)	23.00	—	—
Cancelled/Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding at September 30, 2020	1,705,498	23.00	9.7	20,142

Vested and exercisable at September 30, 2020	1,705,498	23.00	9.7	20,142

The following table summarizes the service-based stock option activity for the year ended September 30, 2020:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contract Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at October 1, 2019	—	$—	—	$—
Granted	3,384,147	23.00	—	—
Exercised	(1,200)	23.00	—	—
Cancelled/Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding at September 30, 2020	3,382,947	23.00	9.7	39,953

Vested and exercisable at September 30, 2020	979,583	23.00	9.7	11,569

Both the performance-based stock options and the service-based stock options were subject to a 180-day lock up period, as described in the final prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (“SEC”) on June 15, 2020 (the “Prospectus”). As a result of the secondary offering, 26.4% of the options were released from the 180-day lock up period. The Company received less than $0.1 million in cash (excluding withholding taxes) in connection with the exercise of 1,800 options by certain stockholders.

Restricted Stock Awards

A summary of the performance-based restricted stock awards activity for the year ended September 30, 2020 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and unvested at October 1, 2019	—	$—
Granted	3,884,615	23.00
Vested	(3,884,615)	23.00
Forfeited	—	—

Outstanding and unvested at September 30, 2020	—	—

A summary of the service-based restricted stock awards activity for the year ended September 30, 2020 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and unvested at October 1, 2019	—	$—
Granted	1,647,442	23.00
Vested	(161,831)	23.00
Forfeited	—	—

Outstanding and unvested at September 30, 2020	1,485,611	23.00

Restricted Stock Units

A summary of the service-based restricted stock unit awards activity for the year ended September 30, 2020 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and unvested at October 1, 2019	—	$—
Granted	191,443	23.00
Vested	—	—
Forfeited	(6,592)	23.00

Outstanding and unvested at September 30, 2020	184,851	23.00

14.	EMPLOYEE BENEFIT PLANS

The Company has a 401(k) defined contribution plans (the “401(k) Plans”) for the benefit of its employees who meet certain eligibility requirements. The Company does not offer a defined benefit plan (pension plan) nor does the Company offer any other post-retirement benefits. The 401(k) Plans cover substantially all of the Company’s full-time employees. Each participant may contribute up to 85% of his or her salary, within dollar limitations set forth by the ERISA guidelines. The 401(k) Plans match employee pre-tax and Roth IRA contributions. Effective January 1, 2018, the Company amended the 401(k) plan to increase the Company match to be 100% of the first 1% of employee contributions, plus 50% of the next 5% of employee contributions. Prior to January 1, 2018, the Company matched 50% of the first 5% of employee contributions.

The Company’s contributions to the plans totaled $3.2 million, $2.7 million and $1.7 million, for the years ended September 30, 2020, 2019 and 2018, respectively.

15.	EARNINGS PER SHARE

The Company computes earnings per common share (“EPS”) under the two-class method which requires the allocation of all distributed and undistributed earnings attributable to the Company to common stock and other participating securities based on their respective rights to receive distributions of earnings or losses. The Company’s Class A common stock and Class B common stock equally share in distributed and undistributed earnings, therefore, no allocation to participating securities or dilutive securities is performed.

Basic EPS attributable to common stockholders is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding. Diluted EPS is calculated by adjusting weighted average shares outstanding for the dilutive effect of potential common shares, determined using the treasury-stock method. For purposes of the diluted EPS calculation, restricted stock awards, restricted stock units and options to purchase shares of common stock are considered to be potential common shares. The following table sets forth the computation of the Company’s basic and diluted EPS attributable to common stockholders (in thousands, except share and per share amounts):

	Years Ended September 30,
	2020	2019	2018
Numerator:
Net income (loss)	$(122,233)	$(20,196)	$6,745

Net income (loss) attributable to common stockholders—basic and diluted	$(122,233)	$(20,196)	$6,745

Denominator:
Weighted average shares of common stock—basic and diluted	120,775,717	108,162,741	108,162,741

Net income (loss) attributable to common stockholders:

Net income (loss) per share attributable to common stockholders—basic and diluted	$(1.01)	$(0.19)	$0.06

The following table includes the number of shares that may be dilutive common shares in the future, and were not included in the computation of diluted net income (loss) per share because the effect was anti-dilutive:

	Years Ended September 30,
	2020	2019	2018
Restricted Stock Awards	1,064,897	—	—
Stock Options	268,177	—	—
Restricted Stock Units	19,724	—	—

16.	INCOME TAXES

The Company’s operations are substantially all domestic. The components of income tax expense (benefit) consisted of the following (in thousands):

	Years Ended September 30,
	2020	2019	2018
Current:
Federal	$(55)	$(62)	$(41)
State and local	1,887	1,428	1,054

Total current	1,832	1,366	1,013
Deferred:
Federal	(7,408)	(3,128)	(25,534)
State and local	(2,702)	(2,193)	1,409

Total deferred	(10,110)	(5,321)	(24,125)

Income tax benefit	$(8,278)	$(3,955)	$(23,112)

The effective income tax rate was different from the statutory U.S. federal income tax rate of 21.0%, 21.0% and 21.0% for the years ended September 30, 2020, 2019 and 2018, respectively, due to the following (in thousands):

	2020	Rate	2019	Rate	2018	Rate
Income tax benefit / federal statutory rate	$(27,407)	21.0%	$(5,072)	21.0%	$(3,437)	21.0%
State and local taxes—net of federal benefit	(960)	0.6	(667)	2.8	275	(1.7)
Increase in valuation allowance	280	(0.2)	20	(0.1)	140	(0.9)
Increase in valuation allowance—impact of U.S. tax reform	—	—	—	—	902	(5.5)
Stock-based compensation	19,344	(14.8)	685	(2.8)	558	(3.4)
State tax law change		—	—	—	1,453	(8.9)
Deferred impact of U.S. tax reform rate change	—	—	—	—	(23,409)	143.0
Non-deductible transaction costs	411	(0.3)	407	(1.7)	—	—
Executive compensation	235	(0.2)	—	—	—	—
Federal research and development credit	(465)	0.4	—	—	—	—
Meals and entertainment	262	(0.2)	350	(1.5)	206	(1.3)
Other	22	—	322	(1.3)	200	(1.2)

Income tax benefit / effective tax rate	$(8,278)	6.3%	$(3,955)	16.4%	$(23,112)	141.2%

The effective income tax rate was 6.3% for the year ended September 30, 2020 compared to 16.4% for the year ended September 30, 2019. The 2020 effective income tax rate was negatively impacted by non-deductible costs related to the Company’s initial public offering that occurred in June 2020.

The components of the deferred tax assets and liabilities consisted of the following (in thousands):

	As of September 30,
	2020	2019
Deferred tax asset:
Federal net operating loss carryforwards	$23,389	$19,706
State loss carryforwards and other benefits	9,797	8,866
Inventory reserves	5,181	7,867
Warranty reserves	3,016	2,819
Legal reserves	365	451
Accrued expenses	7,876	7,407
Disallowed interest carryforward	12,019	9,222
Stock-based compensation	6,325	—
Federal research and development credit	465	—
Valuation allowance	(5,530)	(5,250)

Total deferred tax assets	62,903	51,088

Deferred tax liabilities:
Intangible assets—net	45,509	51,823
Property, plant and equipment	37,617	32,747
Indemnification receivable related to warranty reserves	1,037	521

Total deferred tax liabilities	84,163	85,091

Net deferred tax liability	$21,260	$34,003

At September 30, 2020, the Company has approximately $85.8 million (gross of tax) of net operating loss carryforwards for federal income tax purposes which begin to expire after 2031 and $27.9 million of net operating loss carryforwards for federal income tax purposes that have an indefinite carryforward period. Additionally, the Company has approximately $94.3 million of net operating loss carryforwards for state and local tax purposes, which expire in varying amounts beginning in 2021 and through 2038. The valuation allowance was determined in accordance with the provisions of ASC 740, Income Taxes, which requires that a valuation allowance be established and maintained when management’s analysis indicates it is “not more likely than not” that all or a portion of deferred tax assets will be realized. The valuation allowance for certain net deferred tax assets of $5.5 million and $5.3 million at September 30, 2020 and 2019, respectively, is attributable to the uncertainty as to the realization of state deferred tax assets related to Pennsylvania state tax loss carryforwards at certain U.S. subsidiaries of the Company (CPG International LLC and Scranton Products, Inc.). The activity in the valuation allowance consisted of the following (in thousands):

	As of September 30,
	2020	2019
Beginning balance	$5,250	$5,230
Expense	280	20

Ending balance	$5,530	$5,250

A reconciliation of the beginning and ending balances for liabilities associated with unrecognized tax benefits consisted of the following (in thousands):

	As of September 30,
	2020	2019
Beginning balance	$961	$924
Unrecognized tax benefits related to prior years	35	37

Ending balance	$996	$961

Unrecognized tax benefits of $0.5 million and $0.5 million are recorded as an offset to certain non-current deferred tax assets at September 30, 2020 and 2019, respectively. The total liabilities associated with the unrecognized tax benefits that, if recognized, would impact the Company’s effective tax rate were $1.0 million and $1.0 million at September 30, 2020 and 2019, respectively. It is not anticipated that the balance of unrecognized tax benefits will change significantly over the next twelve months.

When applicable, the Company’s practice is to recognize interest and penalties related to uncertain income tax positions in income tax expense. For the years ended September 30, 2020, 2019 and 2018 the amounts recognized by the Company for interest and penalties were not material. The corresponding liability recorded in the Consolidated Balance Sheets as of September 30, 2020 and 2019 was also not material.

The Company and its subsidiaries file U.S. federal income tax returns. The Company and its subsidiaries’ federal income tax returns for tax years 2016 and beyond are open tax years subject to examination by the Internal Revenue Service (“IRS”). The Company also has net operating loss carry-forwards from prior to 2016, which are subject to examination upon future utilization of such losses. The Company and its subsidiaries also file income tax returns in various state jurisdictions, as appropriate, with varying statutes of limitation. These returns are not material to the consolidated income tax provision.

US Tax Reform Legislation

On December 22, 2017, the President of the United States signed into law H.R. 1, comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). Except for certain provisions, the Tax Act is effective for tax years beginning on or after January 1, 2018. As a fiscal year U.S. taxpayer, the majority of the provisions, such as new limitations on certain business deductions, including the limitation on the Company’s interest expense deduction, applied to the Company beginning in fiscal year 2019. For fiscal year 2018 and effective in the three months ended December 31, 2017, the most significant impact included: lowering of the U.S. federal corporate income tax rate and remeasuring certain net deferred tax assets and liabilities. The phase in of the lower corporate income tax rate resulted in a blended rate of 24.5% for fiscal year 2018, as compared to the previous rate of 35%. The tax rate was reduced to 21% in subsequent fiscal years. Because the Company has net operating loss carry-forwards and was not expected to owe federal tax in the fiscal year 2018 tax return, the remeasurement of deferred taxes and the annual effective tax rate for the period are calculated using the future federal tax rate of 21%. In the year ended September 30, 2018, the Company recorded a $22.5 million net income tax benefit for the remeasurement of certain deferred tax assets and liabilities. The Company’s effective tax rate was significantly impacted by the recognition of this remeasurement.

In December 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”) which provided guidance on how companies should account for the tax effects related to the Tax Act. According to SAB 118, companies were to make a good faith effort to compute the impact of the Tax Act in a timely manner once the company obtained, prepared, and analyzed the information needed to complete their accounting requirements under ASC 740. The measurement period for SAB 118 ended December 22, 2018, and companies are now required to report the impact of the Tax Act using existing tax law and other sources of authority. The Company was able to record the impact of the Tax Act without using the measurement period provisions of the Tax Act. The material elements of the Tax Act are reflected in the rate reconciliation as final.

Certain law changes from the Tax Act require the Company to analyze new items including, but not limited to, limitations on interest deductions and accelerated cost recovery of fixed assets. The Company has made policy decisions as to how to account for the tax effects of these items, as required by authoritative regulatory guidance, and will continue to analyze the impact as additional authoritative and technical guidance is issued and finalized at the federal and state levels.

The Tax Act also revised the definition of “covered employees” who are subject to the $1.0 million limitation imposed on deductions for executive compensation paid by publicly-traded corporations. As a result, the limitation now applies to the chief executive officer, the chief financial officer, the three other highest compensated employees and any employee who was a covered employee for any taxable year beginning after 2016. The Tax Act also eliminated the exception to this rule for commission or performance-based compensation paid to these covered employees. This new provision generally does not apply to compensation paid pursuant to a written contract in effect on or before November 3, 2017 that is not materially modified or renewed. Based on this new provision, since the Company became publicly traded in June 2020, it is now required to adjust the Deferred Tax Asset related to future stock compensation deductions for amounts that it does not expect it will be able to deduct in the future. The Company will continue to analyze executive compensation in future periods and adjust the Deferred Tax Asset for limitations of estimated future compensation deductions as information becomes available.

The Company adopted ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, on October 1, 2019. The updated guidance requires companies to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Income tax effects of intra-entity transfers of inventory will continue to be deferred until the inventory has been sold to a third party. The adoption of this standard did not have a material impact on the Company’s Consolidated Financial Statements.

17.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases vehicles, machinery and a manufacturing facility under various capital leases. The Company also leases office equipment, vehicles and manufacturing and office facilities under various operating leases.

In 2018, the Company entered into a lease agreement for its corporate headquarters in Chicago, IL. The Company was responsible for costs to build out the office space and spent approximately $3.4 million in improvements to meet the Company’s needs. Based on the lease agreement and the changes made to the office space the Company concluded that it was the “deemed owner” of the building (for accounting purposes only) during the construction period. The Company recorded the build out costs as an asset with a corresponding build-to-suit liability while the building was under construction. Upon completion of the improvements to the building, the Company evaluated the derecognition of the asset and liability under the provisions of ASC 840-40, Leases—Sale-Leaseback Transactions. The Company determined that the lease does not meet the criteria for sale-leaseback accounting treatment, due to the Company’s continuing involvement in the project. As a result, the building is being accounted for as a financing obligation. The underlying assets amount to approximately $9.2 million. The Company determined its incremental borrowing rate for the purpose of calculating the interest and principal components of each lease payment was 8.4%.

Future minimum annual payments under noncancelable leases with initial or remaining noncancelable lease terms in excess of one year as of September 30, 2020 were as follows (in thousands):

	Capital	Financing	Operating
2021	$1,635	$776	$2,646
2022	1,522	787	2,555
2023	1,118	806	2,355
2024	735	826	1,974
2025	598	846	1,569
Thereafter	2,191	3,823	3,397

Total payments	$7,799	$7,864	$14,496

Less amount representing interest	(3,843)

Present value of minimum capital lease payments	$3,956

Total rent expense was approximately $1.6 million, $1.3 million and $1.4 million for the years ended September 30, 2020, 2019 and 2018, respectively. The future minimum sublease income under a noncancelable sublease was $0.9 million at September 30, 2020.

Raw Material and Fixed Asset Purchase Commitments

The Company fulfills requirements for raw materials under both purchase orders and supply contracts. In the year ended September 30, 2020, the Company purchased substantially all of its raw materials, other than resins, under purchase orders which do not involve long-term supply commitments.

Substantially all of the Company’s resins are purchased under supply contracts that may average approximately one to two years, for which pricing is variable based on certain industry-based market indices. The resin supply contracts are negotiated annually and generally provide that the Company is obligated to purchase a minimum amount of resins from each supplier. As of September 30, 2020, the Company has purchase commitments under material supply contracts of $3.1 million for the calendar year ending December 31, 2020. As of September 30, 2020, and 2019, the Company had committed to purchase $1.5 million and $0.7 million of equipment, respectively.

Legal Proceedings

In the normal course of the Company’s business, it is at times subject to pending and threatened legal actions, in some cases for which the relief or damages sought may be substantial. Although the Company is not able to predict the outcome of such actions, after reviewing all pending and threatened actions with counsel and based on information currently available, management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the Company’s results of operations or financial position. However, it is possible that the ultimate resolution of such matters, if unfavorable, may be material to the Company’s results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not currently known. The Company accrues for losses when they are probable of occurrence and such losses are reasonably estimable. Legal costs expected to be incurred are accounted for as they are incurred.

Loss Contingencies

On June 18, 2018, the Company acquired Versatex. In connection with a contingent liability assumed by the Company in the acquisition, the Company recorded a contingent liability of $5.8 million as a measurement period adjustment to the opening balance sheet related to the assumption of a contingency related to an automobile accident involving a Versatex employee prior to the acquisition. The case was fully settled during the year ended September 30, 2020 and payment of $5.8 million was made by the Company’s insurer to the claimants.

During the year ended September 30, 2019, the Company was made aware of a worker’s compensation case that became reasonably possible to give rise to a liability. The case is in discovery as the nature and extent of the Company’s exposure is currently being determined. The Company expects a range of loss of $0.4 million to $0.5 million. As of September 30, 2020, there are various other worker’s compensation and personal injury claims that have been made against the Company. All such claims are being contested and the Company does not believe a loss is probable; therefore, no reserve has been recorded related to these matters. In addition, the Company carries insurance for these types of matters and is expecting to recover thereon.

The Company is a party to various legal proceedings and claims, which arise in the ordinary course of business. As of September 30, 2020, the Company determined that there was not at least a reasonable possibility that it had incurred a material loss, or a material loss in excess of a recorded accrual, with respect to such proceedings.

Gain Contingency

During the quarter ended March 31, 2018, the Company paid a litigation settlement of $7.5 million. The Company had previously recorded a reserve in the same amount during the quarter ended March 31, 2017. The Company maintains specialty insurance policies. The Company filed claims under its insurance policies to recover the loss and legal defense costs. During the year ended September 30, 2019, the Company received $7.7 million as settlement of its claims under the specialty insurance policies. The settlement of $7.7 million is included in operating income for the year ended September 30, 2019.

18.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In thousands, except per share amounts):

	Three Months Ended
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Net sales (1)	$263,920	$223,711	$245,585	$166,043	$215,534	$221,307	$219,931	$137,431	$191,137	$184,406	$200,863	$105,399

Gross profit	90,264	75,123	79,372	51,291	69,476	75,410	67,405	40,906	56,003	51,361	65,211	29,461

Net income (loss)	$(64,359)	$(52,116)	$4,088	$(9,846)	$(920)	$1,511	$(1,516)	$(19,271)	$(4,564)	$(10,228)	$9,072	$12,465

Net income (loss) per common share:
Basic and Diluted	$(0.43)	$(0.44)	$0.04	$(0.09)	$(0.01)	$0.01	$(0.01)	$(0.18)	$(0.04)	$(0.09)	$0.08	$0.12

(1)

Net sales are impacted by seasonality as the Company has typically experienced moderately higher levels of sales of residential products in the second fiscal quarter of the year as a result of “early buy” sales. Net sales are also generally impacted by the number of days in a quarter or a year that contractors and other professionals are able to install products. This can vary dramatically based on, among other things, weather events such as rain, snow and extreme temperatures. The Company has generally experienced lower levels of sales of residential products in the first fiscal quarter due to adverse weather conditions in certain markets, which typically reduce the construction and renovation activity during the winter season. In addition, the Company has experienced higher levels of sales of bathroom partition products and locker products during the second half of a fiscal year, which includes the summer months when schools are typically closed and therefore are more likely to undergo remodel activities.

19.	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY)

The AZEK Company Inc. (parent company only)

Balance Sheets

(In thousands of U.S. dollars, except for share and per share amounts)

	As of September 30,
	2020	2019
ASSETS:
Non-current assets:
Investments in subsidiaries	$1,303,888	$490,023

Total non-current assets	1,303,888	490,023

Total assets	$1,303,888	$490,023

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Total liabilities	$—	$—

Stockholders’ equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized and no shares issued and outstanding at September 30, 2020 and September 30, 2019, respectively	—	—
Class A common stock, $0.001 par value; 1,100,000,000 shares authorized, 154,637,240 shares issued and outstanding at September 30, 2020, and 75,093,778 shares issued and outstanding at September 30, 2019	155	75
Class B common stock, $0.001 par value; 100,000,000 shares authorized, 100 shares issued and outstanding at September 30, 2020, and 33,068,963 shares issued and outstanding at September 30, 2019	—	33
Additional paid-in capital	1,587,208	652,493
Accumulated deficit	(283,475)	(162,578)

Total stockholders’ equity	1,303,888	490,023

Total liabilities and stockholders’ equity	$1,303,888	$490,023

The AZEK Company Inc. (parent company only)

Statements of Comprehensive Income (Loss)

(In thousands of U.S. dollars)

	Years Ended September 30,
	2020	2019	2018
Net income (loss) of subsidiaries	$(122,233)	$(20,196)	$6,745

Net income (loss) of subsidiaries	$(122,233)	$(20,196)	$6,745

Comprehensive income (loss)	$(122,233)	$(20,196)	$6,745

The AZEK Company Inc. did not have any cash as of September 30, 2020, 2019 or 2018, accordingly a Statement of Cash Flows has not been presented.

Basis of Presentation

The parent company financial statements should be read in conjunction with the Company’s Consolidated Financial Statements and the accompanying notes thereto. For purposes of this condensed financial information, the Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of the subsidiaries’ net assets (similar to presenting them on the equity method).

Since the restricted net assets of The AZEK Company Inc. and its subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. This information should be read in conjunction with the accompanying Consolidated Financial Statements.

Dividends from Subsidiaries

There were no cash dividends paid to The AZEK Company Inc. from the Company’s consolidated subsidiaries during each of the years ended September 30, 2020, 2019 and 2018.

Restricted Payments

CPG International LLC is party to the Revolving Credit Facility and the Term Loan Agreement originally executed on September 30, 2013, both of which have been amended and extended from time to time. The obligations under the Revolving Credit Facility and Term Loan Agreement are secured by substantially all of the present and future assets of the borrowers and guarantors, including equity interests of their domestic subsidiaries, subject to certain exceptions.

The obligations under the Revolving Credit Facility and Term Loan Agreement are guaranteed by the Company and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. CPG International LLC is not permitted to make certain payments unless those payments are consistent with exceptions outlined in the agreements. These payments include repurchase of equity interests, fees associated with a public offering, income taxes due in other applicable payments. Further, the payments are only permitted if certain conditions are met related to availability and fixed charge coverage as defined in the Revolving Credit Facility and described in Note 8 to these Consolidated Financial Statements.

20.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the Consolidated Financial Statements were issued. The Company has determined that there were no subsequent events.

17,500,000 Shares

Class A Common Stock

Prospectus

            , 2021

Joint Book-Running Managers

Barclays

BofA Securities

Goldman Sachs & Co. LLC

Jefferies

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$87,123
FINRA filing fee	120,284
Printing and engraving expenses	130,000
Legal fees and expenses	600,000
Accounting fees and expenses	150,000
Transfer agent and registrar fees	15,000
Advisory and consulting fees	715,000
Miscellaneous fees and expenses	25,000

Total	$1,842,407

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the DGCL, our certificate of incorporation and bylaws provide that we will indemnify and advance expenses to our directors and officers, and may indemnify and advance expenses to our employees and other agents, to the fullest extent permitted by Delaware law. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended.

We have entered into agreements with our directors and executive officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay in connection with any proceeding to which such person may be made a party by reason of the fact that such person is or was serving in such capacity, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. These indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we lawfully indemnify the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Prior to the effectiveness of the registration statement relating to our IPO, we completed transactions pursuant to which a special purpose entity, CPG Holdco LLC, which was formed at the time of the acquisition of CPG Newco LLC solely for the purpose of holding membership interests in CPG Newco LLC and that continued to hold such interests until immediately prior to our conversion into a corporation, merged with and into us, and we then converted from a Delaware limited liability company into a Delaware corporation. We refer to this series of transactions as the Corporate Conversion. In connection with the Corporate Conversion, our sole outstanding limited liability company unit was converted into 75,093,778 Class A units and 33,068,963 Class B units, which, simultaneously with our conversion into a corporation, was then converted into 75,093,778 shares of Class A common stock and 33,068,963 shares of Class B common stock on a one-for-one basis. AOT Building Products, L.P., as the sole owner of our equity interests following the merger with CPG Holdco LLC, received all of the Class A units and Class B units.

AOT Building Products, L.P. then liquidated and distributed the Class A units and Class B units to its equityholders. Following such liquidation and distribution, the former equityholders of AOT Building Products, L.P. owned all of our Class A units and Class B units, and, following the Corporate Conversion but prior to our IPO, owned all of the shares of our Class A common stock and Class B common stock.

The issuance of CPG Newco LLC units in the merger with CPG Holdco LLC was not registered under the Securities Act, and the units were issued to AOT Building Products, L.P., as the sole member of CPG Holdco LLC prior to the merger, in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) of the Securities Act. The conversion of our units held by AOT Building Products, L.P.’s former equityholders after the merger and the Corporate Conversion into shares of Class A common stock and Class B common stock was not registered under the Securities Act, and the shares were issued to AOT Building Products, L.P.’s former equityholders in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 3(a)(9) and 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits to this registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules

Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17. Undertakings.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement

2.2	Agreement and Plan of Merger between CPG Newco LLC and CPG Holdco LLC (incorporated by reference to Exhibit 2.2 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

2.3	Certificate of Conversion of CPG Newco LLC (incorporated by reference to Exhibit 2.3 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

2.4	Membership Interest Purchase Agreement, dated as of May 11, 2018, by and among CPG International LLC d/b/a The AZEK Company LLC, Versatex Holdings, LLC, the members of Versatex Holdings, LLC and Highlander Partners Trim, LLC (incorporated by reference to Exhibit 2.4 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

2.5	Amendment No. 1 to Membership Interest Purchase Agreement, dated as of June 15, 2018, by and among CPG International LLC d/b/a The AZEK Company LLC, Versatex Holdings, LLC, the members of Versatex Holdings, LLC and Highlander Partners Trim, LLC (incorporated by reference to Exhibit 2.5 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

3.1	Certificate of Incorporation of The AZEK Company Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2020)

3.2	Bylaws of The AZEK Company Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2020)

4.1	Stockholders Agreement, by and among the Registrant and the other parties named therein (incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2020)

4.3	Registration Rights Agreement, by and among the Registrant and the other parties named therein (incorporated by reference to Exhibit 4.2 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2020)

5.1	Opinion of Sullivan & Cromwell LLP

10.1	Amended and Restated Revolving Credit Agreement, dated as of March 9, 2017, by and among CPG International LLC, Barclays Bank PLC, Bank of America, N.A. and JPMorgan Chase Bank, N.A., as co-syndication agents, TD Bank, N.A. and The Huntington National Bank, as co-documentation agents, Deutsche Bank AG New York Branch as administrative and collateral agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.2	First Amendment to Amended and Restated Revolving Credit Agreement, dated as of June 5, 2020, among CPG International LLC, CPG Newco LLC, the Lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent (incorporated by reference to Exhibit 10.45 of the Company’s Registration Statement on Form S-1/A (File No. 333-236325), filed with the SEC on June 8, 2020)

10.3	Second Amendment to Amended and Restated Revolving Credit Agreement, dated as of August 12, 2020, among CPG International LLC, The AZEK Company Inc., the Lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

Exhibit Number	Description of Document

10.4	ABL Guarantee and Collateral Agreement, dated as of September 30, 2013, by and among CPG Merger Sub LLC, each other subsidiary of CPG Newco LLC party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.5	ABL Guarantee and Collateral Agreement Supplement, dated as of January 29, 2018, by and among WES, LLC, UltraLox Technology, LLC and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.6	ABL Guarantee and Collateral Agreement Supplement, dated as of June 18, 2018, by and among Versatex Holdings, LLC, Versatex Building Products, LLC and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.7	Trademark Security Agreement, dated as of September 30, 2013, by AZEK Building products, Inc., Scranton Products Inc., TimberTech Limited, and Vast Enterprises, LLC, as pledgors, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent and collateral agent (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.8	Trademark Security Agreement, dated as of January 29, 2018, by WES, LLC, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.9	Trademark Security Agreement, dated as of June 18, 2018, by Versatex Building Products, LLC, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.10	Patent Security Agreement, dated as of September 30, 2013, by AZEK Building Products, Inc., Scranton Products Inc., TimberTech Limited, and Vast Enterprises, LLC, as pledgors, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent and collateral agent (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.11	Patent Security Agreement, dated as of January 29, 2018, by WES, LLC, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.12	Copyright Security Agreement, dated as of September 30, 2013, by AZEK Building Products, Inc., as pledgor, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent and collateral agent (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.13	Amended and Restated Term Loan Credit Agreement, dated as of June 18, 2018, by and among CPG International LLC, Jefferies Finance LLC, as administrative and collateral agent and the Lenders party thereto (included in Exhibit 10.14)

10.14	Incremental Amendment No. 1 to Term Loan Credit Agreement, dated as of June 18, 2018, by and among CPG Newco LLC, CPG International LLC, Jefferies Finance LLC, as administrative agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

Exhibit Number	Description of Document

10.15	First Amendment to Amended and Restated Term Loan Credit Agreement, dated as of August 6, 2020, by and among CPG International LLC, The AZEK Company Inc., Jefferies Finance LLC, as administrative and collateral agent and the Lenders party thereto (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

10.16	Term Loan Guarantee and Collateral Agreement, dated as of September 30, 2013, by and among CPG Merger Sub LLC, each other subsidiary of CPG Newco LLC party thereto and Barclays Bank PLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.17	Term Loan Guarantee and Collateral Agreement Supplement, dated as of January 29, 2018, by and among WES, LLC, UltraLox Technology, LLC and Jefferies Finance LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.18	Term Loan Guarantee and Collateral Agreement Supplement, dated as of June 18, 2018, by and among Versatex Holdings, LLC, Versatex Building Products, LLC and Jefferies Finance LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.19	Trademark Security Agreement, dated as of September 30, 2013, by and among AZEK Building Products, Inc., Scranton Products Inc., TimberTech Limited, and Vast Enterprises, LLC, as pledgors, in favor of Barclays Bank PLC, in its capacity as administrative agent and collateral agent (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.20	Trademark Security Agreement, dated as of January 29, 2018, by WES, LLC, in favor of Jefferies Finance LLC, in its capacity as successor administrative agent and collateral agent (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.21	Trademark Security Agreement, dated as of June 18, 2018, by Versatex Building Products, LLC, in favor of Jefferies Finance LLC, in its capacity as successor administrative agent and collateral agent (incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.22	Patent Security Agreement, dated as of September 30, 2013, by and among AZEK Building Products, Inc., Scranton Products Inc., TimberTech Limited, and Vast Enterprises, LLC, as pledgors, in favor of Barclays Bank PLC, in its capacity as administrative agent and collateral agent (incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.23	Patent Security Agreement, dated as of January 29, 2018, by WES, LLC, in favor of Jefferies Finance LLC, in its capacity as successor administrative agent and collateral agent (incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.24	Copyright Security Agreement, dated as of September 30, 2013, by AZEK Building Products, Inc., as pledgor, in favor of Barclays Bank PLC, in its capacity as administrative agent and collateral agent (incorporated by reference to Exhibit 10.21 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

Exhibit Number	Description of Document

10.25	Intercreditor Agreement, dated as of September 30, 2013, by and among Deutsche Bank AG New York Branch, as ABL Agent, Barclays Bank PLC, as a Term Loan Agent, CPG Merger Sub LLC and each of subsidiary of CPG Newco LLC party thereto (incorporated by reference to Exhibit 10.22 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.26	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.23 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.27	Employment Agreement, dated as of May 26, 2016, by and between CPG International LLC and Jesse Singh (incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.28	Non-Competition Agreement, dated as of May 26, 2016, by and between CPG International LLC and Jesse Singh (incorporated by reference to Exhibit 10.25 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.29	Employment Offer Letter, dated as of July 15, 2017, by and between CPG International LLC and Jose Ochoa

10.30	Employment Agreement, dated as of December 21, 2018, by and between CPG International LLC and Ralph Nicoletti (incorporated by reference to Exhibit 10.29 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.31	Amended and Restated Industrial Lease, dated as of May 10, 2005, by and between North Keyser Partners, LLC and Vycom Corp. (incorporated by reference to Exhibit 10.31 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.32	Lease Extension – 888 North Keyser Ave, dated as of August 2, 2013, by and between CPG International LLC and North Keyser Partners, LLC (incorporated by reference to Exhibit 10.32 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.33	Lease Extension – 888 North Keyser Ave, dated as of October 21, 2016, by and between CPG International LLC and North Keyser Partners, LLC (incorporated by reference to Exhibit 10.33 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.34	The AZEK Company Inc. 2020 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.36 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

10.35	Form of Restricted Stock Grant (Replacement Award for AOT Building Products, L.P. Profits Interests) (incorporated by reference to Exhibit 10.37 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

10.36	Form of Nonqualified Stock Option Grant (Option Award for AOT Building Products, L.P. Profits Interests) (incorporated by reference to Exhibit 10.38 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

10.37	IPO Nonqualified Stock Option Award Agreement (Chair IPO Award), dated as of June 16, 2020 (incorporated by reference to Exhibit 10.39 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

10.38	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.38 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

Exhibit Number	Description of Document

10.39	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.39 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.40	Form of Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.40 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.41	Chairman IPO Award Letter Agreement, dated February 5, 2020, between CPG Newco LLC and Gary Hendrickson (incorporated by reference to Exhibit 10.41 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.42	Form of Special Bonus Agreement (incorporated by reference to Exhibit 10.42 of the Company’s Registration Statement on Form S-1/A (File No. 333-236325), filed with the SEC on May 29, 2020)

10.43	Form of Amendment 1 to Special Bonus Agreement (incorporated by reference to Exhibit 10.43 of the Company’s Registration Statement on Form S-1/A (File No. 333-236325), filed with the SEC on May 29, 2020)

10.44	Form of IPO Cash Award Agreement (incorporated by reference to Exhibit 10.44 of the Company’s Registration Statement on Form S-1/A (File No. 333-236325), filed with the SEC on May 29, 2020)

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on January 19, 2021.

The AZEK Company Inc.

By:	/s/ Jesse Singh
Jesse Singh
Chief Executive Officer, President and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jesse Singh and Ralph Nicoletti, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jesse Singh Jesse Singh	Chief Executive Officer, President and Director (Principal Executive Officer)	January 19, 2021

/s/ Ralph Nicoletti Ralph Nicoletti	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	January 19, 2021

/s/ Gregory Jorgensen Gregory Jorgensen	Vice President and Chief Accounting Officer (Principal Accounting Officer)	January 19, 2021

/s/ Gary Hendrickson Gary Hendrickson	Chairman of the Board of Directors	January 19, 2021

/s/ Sallie B. Bailey Sallie B. Bailey	Director	January 19, 2021

/s/ Fumbi Chima Fumbi Chima	Director	January 19, 2021

/s/ Howard Heckes Howard Heckes	Director	January 19, 2021

Signature	Title	Date
/s/ James B. Hirshorn James B. Hirshorn	Director	January 19, 2021

/s/ Brian Klos Brian Klos	Director	January 19, 2021

/s/ Romeo Leemrijse Romeo Leemrijse	Director	January 19, 2021

/s/ Ashfaq Qadri Ashfaq Qadri	Director	January 19, 2021

/s/ Bennett Rosenthal Bennett Rosenthal	Director	January 19, 2021

/s/ Brian Spaly Brian Spaly	Director	January 19, 2021

/s/ Blake Sumler Blake Sumler	Director	January 19, 2021